Filed Pursuant to Rule 424(b)(4)
Registration No. 333-257193

PROSPECTUS

20,312,500 Shares

F45 Training Holdings Inc.

Common Stock

This is the initial public offering of shares of common stock of F45 Training Holdings Inc.

We are offering 18,750,000 shares of our common stock. The selling stockholder identified in this prospectus, is offering 1,562,500 shares of common stock. We will not receive any proceeds from the sale of common stock being sold by the selling stockholder.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is $16.00 per share. We have been approved to list our common stock on the New York Stock Exchange under the symbol “FXLV.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced disclosure requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Our current major stockholders, including certain of our directors and officers, who will beneficially own approximately 72.4% of our outstanding common stock after this offering (or approximately 69.3% if the underwriters exercise in full their option to purchase additional shares of common stock), will be able to control or substantially influence corporate decisions following this offering.

One or more funds affiliated with Caledonia have indicated an interest in purchasing an aggregate of up to $100.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Caledonia could determine to purchase more, less or no shares in this offering or the underwriters could determine to sell more, less or no shares to one or more funds affiliated with Caledonia. The underwriters will receive the same discount on any of our shares of common stock purchased by one or more funds affiliated with Caledonia as they will from any other shares of common stock sold to the public in this offering.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$16.00	$325,000,000
Underwriting discounts and commissions(1)	$1.12	$22,750,000
Proceeds, before expenses, to us	$14.88	$277,500,000
Proceeds, before expenses, to the selling stockholder	$14.88	$23,250,000

(1)	See “Underwriting (Conflicts of Interest)” beginning on page 176 for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted to the underwriters an option to purchase up to 625,000 additional shares of common stock and the selling stockholder has granted the underwriters an option to purchase up to 2,421,875 shares of common stock, in each case at the initial public offering price, less the underwriting discounts and commissions, solely to cover overallotments.

The underwriters expect to deliver the shares of common stock to purchasers on or about July 19, 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

Baird	Cowen	Guggenheim Securities	Macquarie Capital	MUFG	Roth Capital Partners

Prospectus dated July 14, 2021.

TEAM TRAINING LIFE CHANGING

OUR MISSION IMPROVE PEOPLE’S LIVES WITH THE WORLD’S BEST FUNCTIONAL WORKOUT

“I fell in love with the energy. I fell in love with the sense of community.” Mark Wahlberg

TOTAL FRANCHISES SOLD 2,801 COUNTRIES 63 TOTAL STUDIOS 1,555 * Data as of June 30, 2021 **The June 30, 2021 business metrics included in this prospectus have been prepared by, and are the responsibility of, our management. These metrics represent preliminary estimated results for the three months ended June 30, 2021 and are subject to change.

FUNCTIONAL 45

2,801
TOTAL FRANCHISES SOLD

2,801 FRANCHISES*
June 2021
2,244 FRANCHISES
2020
1,892 FRANCHISES
2019
1,274 FRANCHISES
2018
907 FRANCHISES
2017
549 FRANCHISES
2016
255 FRANCHISES
2015
84 FRANCHISES
2014
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

2,801 TOTAL FRANCHISES SOLD 84 FRANCHISES 2014 255 FRANCHISES 2015 549 FRANCHISES 2016 907 FRANCHISES 2017 1,274, FRANCHISES 2018 1,892 FRANCHISES 2019 2,244 FRANCHISES 2020, TOTAL FRANCHISES SOLD 2,247 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 255 FRANCHISES 2015 2017 907 FRANCHISES 2018 1,274 FRANCHISES 2019 1,892 FRANCHISES 2020 2,244 FRANCHISES March 2021 2,247 FRANCHISES 84 FRANCHISES 2014 2016 549 FRANCHISES ** All data prior to 2021 represents the number of Franchises Sold as of the applicable year end. *Data as of June 30, 2021 **The June 30, 2021 business metrics included in this prospectus have been prepared by, and are the responsibility of, our management. These metrics represent preliminary estimated results for the three months ended June 30, 2021 and is subject to change.

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

For investors outside the United States:    Neither we, the selling stockholder nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside the United States.

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GENERAL INFORMATION

Industry, Market and Other Data

This prospectus contains estimates, projections and other information concerning our industry, our business, our franchises and the markets for our products and services. Some data and statistical information are based on independent reports from third parties, including the International Health, Racquet & Sports Club Association, or IHRSA, and a member survey with 4,184 respondents that we conducted in October 2017.

Some data and other information related to our franchisees, including estimated initial investment, EBITDA margins and average unit volumes, are based on internal estimates and calculations that are derived from research we conducted. In order to determine certain franchise and studio-level information, we conducted a survey of our franchisees, or the Franchise Survey, in July 2019, which only reflects data from prior to the outbreak of COVID-19. This survey was provided to the franchisees of all studios at the time that the survey was conducted and generated responses from franchisees representing approximately 57% of studios across our global network of studios. In generating the data, estimates and calculations derived from the information provided by these respondents, we excluded certain responses that were incomplete or that we determined to be significant outliers. As a result, while we believe that the data and other information related to our franchisees presented in this prospectus are accurate and reliable, such data and other information are based on responses provided by a limited respondent pool, which may not represent the broader network of franchisees, and that have not been independently verified by us or any independent sources. Such data also does not reflect any impacts on our business or franchisees from COVID-19 or otherwise after July 2019.

We believe the information described in the paragraphs above to be accurate as of the date of this prospectus. However, this information generally involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information, estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Trademarks, Trade Names and Service Marks

This prospectus includes some of our trademarks, trade names and service marks, including F45, F45 Training and the names of certain of our workouts and products. Each one of these trademarks, trade names or service marks is either our registered trademark, a trademark for which we have a pending application, a trade name or service mark for which we claim common law rights or a registered trademark or application for registration which we have been authorized by a third party to use.

Solely for convenience, the trademarks, service marks and trade names included in this prospectus are without the ®, ™ or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context otherwise requires:

•

“we,” “our,” “us,” “F45” and the “Company” refer to (i) for the period prior to the MWIG Transaction, the business of F45 Aus and (ii) for the period after the completion of the MWIG Transaction, the business of F45 Training Holdings, in each case together with its consolidated subsidiaries;

•	“F45 Aus” refers to F45 Aus Hold Co Pty Ltd, an Australia proprietary limited company;

•	“F45 Training Holdings” refers to F45 Training Holdings Inc., a Delaware corporation;

•	“MWIG” refers to a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg;

•	“MWIG Transaction” refers to the series of transactions effectuated on March 15, 2019, pursuant to which MWIG acquired a minority interest in us;

•	“our convertible notes” refers to the $100.0 million aggregate principal amount of convertible notes issued by us pursuant to the Convertible Credit Agreement, dated as of October 6, 2020; and

•	“our convertible preferred stock” refers to our outstanding shares of convertible preferred stock, par value $0.0001 per share, held by MWIG.

Non-GAAP Financial Information

Certain financial measures presented in this prospectus, such as EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not recognized under U.S. generally accepted accounting principles, or GAAP. We define these terms as follows:

•	“EBITDA” means, for any reporting period, net income before interest, taxes, depreciation and amortization.

•

“Adjusted EBITDA” means, for any reporting period, net income before interest, taxes, depreciation and amortization and adjusted to exclude the impact of sales tax liability, transaction expenses, certain legal costs and settlements, forgiveness of loans to directors and relocation costs as well as certain other items identified as affecting comparability, when applicable.

•	“Adjusted EBITDA margin” means, for any reporting period, Adjusted EBITDA, divided by revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have been included in this prospectus because they are important metrics used by management as one of the means by which it assesses our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. These measures, when used in conjunction with related GAAP financial measures, provide investors with an additional financial analytical framework that may be useful in assessing our company and its results of operations.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. These non-GAAP metrics have certain limitations and should not be considered as alternatives to financial measures prepared in accordance with GAAP, such as net income, or as measures of financial performance or any other performance measure derived in accordance with GAAP or as measures of liquidity. These measures also should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items for which these non-GAAP measures make adjustments. Management compensates for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as supplemental financial metrics and in conjunction with our results prepared in accordance with GAAP. Other companies, including other companies in our industry, may not use such measures or may calculate one or more of the measures differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

The non-GAAP information in this prospectus should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. For a reconciliation of the most directly comparable GAAP measures, see “Prospectus Summary—Summary Historical Combined and Consolidated Financial and Other Data.”

Additional Financial Metrics and Other Data

•

“Average Unit Volume” or “AUV” means average studio-level revenue generated by a group of studios during a particular period of time. Due to the relatively young age of our studio base, we believe it is appropriate to assess AUV for studios that have been open for the full period for which AUV is calculated. We define a cohort as a group of studios that opened during the same full year and are also open and operational during the six months ended June 30, 2021.

•	“Cash-on-cash returns” means studio-level EBITDA over initial investment.

•

“Initial Studio Openings” means the number of studios that were determined to be first opened during such period. We classify an Initial Studio Opening to occur in the first month in which the studio first generates monthly revenue of at least $4,500. Initial Studio Openings are not adjusted downward for studios that were temporarily closed due to the COVID-19 pandemic or otherwise.

•	“Members” refers to the number of paying members who were billed $20 or more in membership fees in a given month.

•	“New Franchises Sold” means, for any specific period, the number of franchises sold during such period using the methodology set forth below for “Total Franchises Sold.”

•

“Open Studios” means the number of studios that were open for business as of a certain date. A studio may be classified as an Open Studio regardless of whether or not it generated minimum monthly revenue of $4,500. During the COVID-19 pandemic, a significant portion of our network was forced to temporarily close, which reduced the number of Open Studios. As studios re-open in accordance with state and local regulations, they are reflected in the Open Studios figures.

•

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as open studios that have been operating for more than 16 months.

•

“System-wide Sales” are defined as all payments made to our studios and includes payment for classes, apparel and other sales for a given period. We track System-wide Sales as an indication of the strength of our franchisee network.

•

“Total Franchises Sold” represents, as of any specified date, (i) the total number of signed franchise agreements in place as of such date for which an establishment fee has been paid and (ii) the total number of franchises committed in a multi-studio agreement in place as of such date for which an upfront payment has been made, in each case that have not been terminated. Each new franchise is included in the number of Total Franchises Sold from the date on which such franchise first satisfies the condition in clause (i) or (ii) above, as applicable. Total Franchises Sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from Total Franchises Sold upon termination of the franchise agreement.

•

“Total Studios” as of any specified date, means the total cumulative Initial Studio Openings as of that date less cumulative permanent studio closures as of that date. Total Studios are not adjusted downward for studios that were temporarily closed due to the COVID-19 pandemic or otherwise.

•	“Visits” means the number of registered individual workouts for any specified period. A workout is registered when the consumer checks into a class.

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PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun and community-driven. Our workouts combine elements of high-intensity interval, circuit and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts primarily through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer consumers a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training movements allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

We were founded in 2013 in Sydney, Australia. Our CEO and co-founder Adam Gilchrist recognized an opportunity to leverage technology to offer consumers an effective, multi-disciplinary and community-driven workout that serves as an affordable alternative to one-on-one personal training and repetitive, single-discipline studio classes. Soon after the first F45 Training studio opened in Paddington, Australia, our founders focused on using technology to streamline and standardize the F45 Training experience in order to franchise the business. We quickly expanded, initially selling franchises to members of the original studio, after which viral word-of-mouth marketing led to rapid growth, and we opened nearly 200 studios over the following 30 months. In less than eight years, we have scaled our global footprint to 2,801 Total Franchises Sold in 63 countries, including 1,555 Total Studios, of which 1,415 had re-opened following temporary closures related to the COVID-19 pandemic, as of June 30, 2021.

Our in-studio experience utilizes our proprietary technologies: our fitness programming algorithm and our patented technology-enabled delivery platform. Our fitness programming algorithm leverages a rich content database of over 3,900 unique functional training movements to offer new workouts each day. Our content delivery platform allows us to standardize the F45 Training experience across our global footprint and broadcast content, including workout instructions and timing, directly to our in-studio F45TVs and speaker systems. Our in-studio experience is further enhanced by trainers who provide guidance on proper form and movement, as well as motivate our members and foster a positive sense of community. We believe our approach helps to provide a consistent and high-quality fitness experience across our network of studios, keeping members highly engaged and helping them to achieve and sustain their fitness goals.

We operate a nearly 100% franchise model that offers compelling economics to us and our franchisees. We believe our franchisees generally benefit from a relatively low initial investment and low four-wall operating expenses, which in turn can generate strong returns on franchisee investments. The optimized box layout of our studios, which requires as little as approximately 1,600 square feet of training area, contributes to the relatively low initial investment and operating costs of our franchisees, and allows our studios to be located in a wide array of attractive prospective retail locations. We believe this flexibility will enable us to capitalize on our estimated long-term global opportunity of over 23,000 studios. Based on the Franchise Survey conducted prior to the COVID-19 pandemic, we estimate that a typical F45 Training franchise in a normalized operating environment requires an aggregate initial investment of approximately $315,000 and, in its third year of operation can produce average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance prior to the COVID-19 pandemic. Despite challenges posed by the COVID-19 pandemic, we grew our footprint and experienced minimal permanent closures during 2020, which we believe underscores the resilience of our business model. Between 2018 and 2020 we grew our Total Franchises Sold at the annual rate of 33% and our Total Studios at the rate of 34%. From June 30, 2020 to June 30, 2021, our Total Franchises Sold increased by 36% and our Total Studios increased by 22%.

Total Franchises Sold (as of period end)	Total Studios (as of period end)[1]

¹

Due to the lead time associated with opening a new studio after a franchise is sold, Total Franchises Sold is always greater than Total Studios as of a certain date. Of our 1,555 Total Studios as of June 30, 2021, we had 1,415 Open Studios, which are studios that were open for business.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic, related shelter-in-place restrictions and other containment efforts have had and continue to have a significant impact on the gym and fitness industry generally, as well as our business, financial condition and results of our operations. Following the outbreak of the pandemic and at its initial peak, nearly all of our studios temporarily closed pursuant to local, state and federal mandates and guidelines.

Over the course of the pandemic, we developed new programs to support our franchisee network and maintain member engagement. In order to support franchisees, we launched several programs, including training seminars on government assistance, promotional offerings, support with rent deferrals, franchise fee relief and assistance with reopening plans. To maintain member engagement, we launched the F45 AtHome Challenge and helped franchisees develop live-streaming options. We also released a digital platform in response to temporary studio closures called F45 AtHome Workouts. This platform provides members with the ability to access part of F45’s library of fitness and wellness offerings, and allows users to maintain their engagement with F45 at home during temporary studio closures. These strategies proved to be successful in driving engagement with, and retention of, our members during the pandemic, but we do not currently expect to further develop or focus on our at home offering as our studios continue to re-open in full. As of June 30, 2021, our total membership stood at 13% higher compared to December 31, 2019, while 9% of our network remained temporarily closed.

As businesses have been allowed to re-open in certain jurisdictions pursuant to local and state mandates, we have worked closely with our franchisees in helping to re-open their studios subject to certain indoor capacity and other restrictions, including company-implemented health and safety policies. We have also been providing additional operating guidance to our franchisees by assisting with modifications to studio layouts and workouts to accommodate proper social distancing.

As of June 30, 2021, we had approximately 1,415 Open Studios, which represented 91% of our Total Studios. The remaining 9% of our Total Studios are generally located in regions that continue to face restrictions, which we expect to be lifted over time. The following chart illustrates the number of Open Studios as a percentage of Total Studios at the end of each month for the 18 months ended June 30, 2021.

Open Studios as a Percentage of Total Studios for the 18 Months Ended June 30, 2021

We have found that, on average, studios that have re-opened following temporary closure quickly return close to pre-pandemic levels on a weekly revenue basis, and eventually exceed pre-pandemic levels on the same basis. As of June 30, 2021, the median weekly revenue of the 618 studios that have been re-opened the longest since temporary closure exceeded pre-pandemic levels.

We believe our performance over the course of the pandemic has underscored the resilience of our business model. While our revenues decreased to $82.3 million for the year ended December 31, 2020 compared to $92.7 million for the year ended December 31, 2019 due to the pandemic, between February 1, 2020 and June 30, 2021, only 19 studios permanently closed due to financial hardship or otherwise, which represents approximately 1% of our Total Studios as of June 30, 2021. Additionally, only approximately 9% of our Total Backlog Studios, which is the difference between the Total Franchises Sold and Total Studios, terminated franchise agreements during that same period. These metrics compare favorably to the estimated 15% of all U.S. health clubs that had permanently closed as of September 30, 2020, according to IHRSA, as well as the estimated 25% that were expected to permanently close by the end of 2020.

Despite challenges posed by the COVID-19 pandemic such as temporary closure of our studios, we successfully continued to sell new franchises and open new studios during 2020. Of the 909 New Franchises Sold during the 18 months ended June 30, 2021, 253 were sold as part of a limited-time promotional offer made exclusively to existing franchisees. The following tables illustrate the number of New Franchises Sold and Initial Studio Openings during the 18 months ended June 30, 2021.

	Monthly Total Franchises Sold for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
Total Franchises Sold, beginning of period	1,892	1,922	1,947	1,959	1,961	1,997	2,059	2,113	2,160	2,214	2,227	2,242	2,244	2,247	2,255	2,247	2,340	2,487
New Franchises Sold, net¹	30	25	12	2	36	62	54	47	54	13	15	2	3	8	(8)	93	147	314
Total Franchises Sold, end of period	1,922	1,947	1,959	1,961	1,997	2,059	2,113	2,160	2,214	2,227	2,242	2,244	2,247	2,255	2,247	2,340	2,487	2,801

	Monthly Total Studios for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
Total Studios, beginning of period	1,140	1,186	1,224	1,242	1,241	1,249	1,275	1,300	1,337	1,376	1,404	1,422	1,437	1,452	1,463	1,487	1,515	1,539
Initial Studio Openings, net¹	46	38	18	(1)	8	26	25	37	39	28	18	15	15	11	24	28	24	16
Total Studios, end of period	1,186	1,224	1,242	1,241	1,249	1,275	1,300	1,337	1,376	1,404	1,422	1,437	1,452	1,463	1,487	1,515	1,539	1,555

¹

New Franchises Sold and Initial Studio Openings shown net of 112 franchise terminations and 19 permanent studio closures that occurred during the 18 months ended June 30, 2021. For June 2021, New Franchises Sold includes 300 franchises sold pursuant to a long-term multi-unit studio development agreement with Club Franchise Group LLC. See “Certain Relationships and Related Party Transactions - Franchise Relationships.”

There have been frequent changes and variation in local and state regulation of the health club industry, and many local and state jurisdictions have returned to shelter in place restrictions after allowing for health club re-openings. While we are optimistic about our ability to continue to effectively manage through the COVID-19 pandemic, we are unable to predict the duration or future impact of the pandemic on our business, financial condition and results of operations. For additional information on the impact of COVID-19 on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Impact.”

The Three Pillars of F45 Training

Our differentiated approach to fitness is firmly rooted in the three pillars of our DNA: Innovation, Motivation and Results.

Innovation: at the core of everything we do.    We are dedicated to driving new innovations that will continue to elevate the F45 Training experience and further our position as a global fitness training and lifestyle brand. We are able to distinguish ourselves from competitors through such innovations as:

•	Technology-Enabled Centralized Delivery Platform: Our technology-enabled centralized delivery platform distributes daily workout content via in-studio F45TVs that display proper exercise form, timing and sequencing, driving consistency and efficiency across our global network of studios. In-studio trainers coach members throughout their workout and adjust movements to suit individual levels of experience, strength and flexibility;

•

Proprietary Fitness Programming Algorithm:    Our fitness programming algorithm configures movements from our vast content library into new workout plans based on various criteria, including duration, target muscle group, equipment type and aerobic versus anaerobic focus, among others, ensuring that virtually no two workouts are ever the same; and

•

Curated High-Quality Workout Plans:    Our curated workout plans are subject to a rigorous in-house quality control process and are designed to sequence movements in what we believe to be a safe, effective manner. This quality control process is led by our centralized F45 Athletics Department, which consists of training professionals, athletes and sports scientists.

Motivation: the key to creating a community and sanctuary.    We believe the foundation for any effective fitness program is motivation. We motivate our members through a combination of positivity, inclusivity and teamwork, which encourages our members to view each studio as a sanctuary and is driven by:

•

Positive Trainers:    Our in-studio trainers are responsible for fostering a positive environment for all members before, during and after workouts, and we specifically instruct them to drive positivity, inclusivity and teamwork;

•

“No Mirrors, No Microphones, No Egos”:    Our studios are deliberately free of mirrors and microphones, which mitigates the appearance-related pressures and trainer intimidation that are associated with many fitness alternatives. Our goal is to emphasize our members’ achievements in completing our workouts; and

•	Community: Our positive, inclusive philosophy permeates the studio and creates a genuine sense of camaraderie, team-building and community amongst our members.

Results: supported by the sustainability of our workouts over time.    We strive to help our members achieve and maintain results by focusing on creating a sustainable fitness program. Our fitness programming algorithm offers new workouts each day and is specifically designed to encourage members to visit studios multiple times per week over the course of their long-term fitness journey. We believe we offer members a winning formula to achieve long-term results, driven by:

•	Total Body Workout: Our fitness programming algorithm offers a total body workout that combines cardiovascular and strength modalities to deliver comprehensive results;

•

Safety:    We believe our emphasis on functional training movements and relatively low weight resistance helps to mitigate the risk of injury, thereby enabling our members to push themselves and maximize individual performance without compromising their safety; and

•

Frequency:    The curation, style and cadence of workouts, combined with the use of low weight resistance, allows for members to visit as frequently as their schedules permit. Workouts alternate between cardiovascular and strength modalities from day to day, which alternates the impact on the body.

Our Competitive Strengths

We believe there are several competitive strengths that form the foundation of our strategy and are key differentiating factors of our business.

The Next Generation Global Fitness Training and Lifestyle Brand Striving to Deliver the Best Functional Training Workout

Over the last eight years, we have focused on leveraging our approach to fitness to develop a global brand that is viewed as the gold standard in functional fitness. We strive to offer our members the best functional training workout in each F45 Training studio on a daily basis. Our differentiated, technology-driven approach, including our proprietary fitness programming algorithm’s database of over 3,900 unique functional training movements, helps us to design workouts that are fun, challenging, safe, dynamic and sustainable for members to attend day after day and week after week. The versatility of our workouts resonates with both women and men, and across a broad range of fitness levels.

Innovative and Differentiated Technology-Enabled Delivery Platform Driving Quality and Consistency within Each Studio

A critical component to the success of our business is our patented technology that provides us with the ability to remotely manage each in-studio experience across our global network of 1,555 Total Studios as of June 30, 2021 from a centralized hub at F45 Training headquarters. We have built an automated, centralized delivery platform that gives us the ability to control the delivery and timing of our workout content through our F45TVs in each of our studios. Our centralized delivery platform enables a seamless F45 Training experience on a consistent basis at scale across a broad geographic footprint. In response to temporary studio closures due to the COVID-19 pandemic, we were able to leverage our technology platform and create a home digital product called F45 AtHome Workouts. This offering provides users with the ability to access part of our library of fitness and wellness offerings from remote or outdoor locations, and allows users to maintain their engagement with F45 during temporary studio closures. In addition, as our studios have re-opened, our adaptable workout model has enabled us to modify workouts so they can be completed in socially distanced setting and with minimal equipment requirements.

Highly Scalable Commercial Delivery and Franchise Development Model

Our differentiated approach, including our fitness programming algorithm and our proprietary technology-enabled delivery platform, plays an integral role in the scalability of our business. By integrating technology into the workout experience, we have been able to develop a franchise model that is highly replicable for both new and existing franchisees across multiple geographies. In addition, our purpose-built studio design, which utilizes an open floor plan and modest physical footprint (as little as 1,600 square feet of training area), can be built within a wide array of attractive prospective retail locations. We have also substantially simplified the pre-opening process by providing franchisees with a comprehensive studio opening pack, which we call a World Pack, that includes the key items needed to operate the studio, including fitness equipment, technology, AV equipment and more. Our World Pack has resulted in a streamlined pre-opening process for our franchisees.

Compelling Franchisee Studio Economics

We believe we offer a compelling business opportunity for franchisees to generate strong returns driven by a relatively low initial investment combined with healthy AUV and low four-wall operating expenses. Prior to the COVID-19 pandemic and based on data collected through our booking systems and the Franchise Survey, we estimate that in a normalized operating environment, a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation can produce an AUV of approximately $354,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

Across the F45 network, we believe that many studios that have re-opened following the onset of the COVID-19 pandemic have demonstrated the ability to ramp up AUV levels. Further, we believe that many studios that have re-opened following the onset of COVID-19 have been able to return to or lower their pre COVID-19 operating costs. During the six months ended June 30, 2021, studios that were open for the full period experienced an AUV increase of approximately 27% compared to the same period in 2020.

Predictable, Asset-Light Model Driving Rapid Growth

As a franchisor, we have employed an economic model that, other than due to the unprecedented global shutdown of our network due to the COVID-19 pandemic, has been predictable, asset light and cash flow generative and has enabled us to open new studios at an accelerated pace versus the owner-operator model that is common in the studio fitness landscape. For the majority of franchises that we sell, we receive an upfront payment from the franchisee, which varies by geography. Once a new studio has opened, we receive contractual, recurring franchise fee revenue streams that provide us with a high degree of revenue visibility. During the most challenging months of the COVID-19 pandemic, we offered franchisees temporary relief from contractual franchise fees. As our network of total studios grows, we expect recurring revenue as a percentage of total revenue to increase.

Given our model is nearly 100% franchised, we have also been able to maintain a strong margin profile. For the quarter ended March 31, 2021, we reported operating margin and Adjusted EBITDA margin of (16.7)% and 29.0%, respectively. For the quarter ended March 31, 2020, we reported operating margin and Adjusted EBITDA margin of 5.4% and 10.5%, respectively. For the year ended December 31, 2020, we reported operating margin and Adjusted EBITDA margin of (6.3)% and 30.9% respectively. For the year ended December 31, 2019, we reported operating margin and Adjusted EBITDA margin of (9.4)% and 33.1%, respectively.

Proven Management Team with Value-Added Investors

F45 Training is led by an experienced and passionate team dedicated to driving the continued growth of the business. Our CEO Adam Gilchrist has developed and fostered our strategic vision and culture of excellence from the very beginning. Our broader management team consists of a deep bench of experienced professionals with expertise in finance, operations, marketing and other critical areas, which we believe helps to position us to execute on our long-term strategy.

In March 2019, a group led by Mark Wahlberg and FOD Capital LLC, or FOD Capital, a family office investment fund, made a strategic minority investment in F45 Training, providing critical branding and marketing capabilities to supplement the strengths of our management team. We expect that Mr. Wahlberg’s involvement, leveraging his broad celebrity reach (with over 17 million Instagram followers) and well-known affinity for fitness, will continue to be a key differentiator in helping us to continue to drive growth.

In addition to Mr. Wahlberg, we have established relationships with Earvin “Magic” Johnson, Jr., David Beckham, Greg Norman, Cindy Crawford and other professional athletes and personalities in order to promote our products.

Our Growth Strategies

We believe there are several attractive opportunities to continue to drive the long-term growth of our business.

Expand Studio Footprint in the United States

We believe there is a significant opportunity to meaningfully expand our franchise studio footprint in the United States. As of June 30, 2021, we had 1,379 franchises sold and 556 total studios in the United States. Prior to the COVID-19 pandemic, we had seen the pace of our U.S. growth accelerate with average net franchises sold per month increasing from 12 in 2017 to 18 in 2018 to 32 in 2019. Due to COVID-19, the average net franchises sold per month decreased in 2020 to 10. Based on current franchises sold in Australia per capita as of June 30, 2021, we believe there is long-term studio potential for us to open over 7,000 studios in the United States.

Expand Studio Footprint Throughout the Rest of the World

We believe in the proven portability of our brand and franchise model, as evidenced by our strong growth outside of our core U.S. and Australian markets. We have designed our studios to be deployed successfully in both developed and emerging markets, and to drive continued growth in both underpenetrated and new markets. As of June 30, 2021, we had 637 franchises sold outside of our core markets of the United States and Australia. Based on an extrapolation of current franchises sold in Australia per capita as of June 30, 2021, we believe there is a long-term global opportunity for over 23,000 studios, with a potential for approximately 16,000 studios outside of the U.S. market. We believe we can continue to grow our international presence through our existing franchising strategy and by opportunistically pursuing master franchising agreements to sell select territories to experienced, local partners.

Grow Same Store Sales and Transition to a Revenue-Based Franchise Fee Model

Prior to the onset of the COVID-19 pandemic, we had successfully delivered consistent positive system-wide same store sales growth for 20 consecutive quarters by driving increased brand awareness to acquire new members and increased existing member spend. We see continued opportunity to drive same store sales growth by leveraging our organic, word-of-mouth marketing and the network effect as we continue to open new studios.

Historically, our franchise agreements have generally included a fixed monthly franchise fee per studio. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, generally 7%, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase revenue. In select markets outside of the United States and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Pursue Franchise Agreements with Multi-Unit Franchise Systems

The majority of our franchisees today consist of owner-operators that manage single locations. Going forward, we intend to seek opportunities to develop multi-unit franchise systems with select financial partners. As of March 31, 2021, approximately 51% of our franchises sold were owned by multi-unit franchisees, up from approximately 41% as of December 31, 2019, which highlights the strong market demand for multi-unit franchise opportunities.

We recently entered into long-term multi-unit studio development agreements with three financial partners, including an affiliate of Kennedy Lewis Management, or KLIM, one of our principal stockholders. Pursuant to each such agreement, we have granted to the financial sponsor the right to develop, and the financial sponsor has agreed to develop, an agreed number of studios within certain territories in the United States, with one sponsor agreeing to develop at least 70 studios over a 7 year period, another to at least 87 studios over 6 years and the sponsor affiliated with KLIM agreeing to at least 300 studios over 36 months. In certain cases, we have also agreed to a right of first refusal in favor of the financial sponsor developer within their territories with respect to any new concepts developed by us.

Expand Into New Channels

We believe there is a significant opportunity to expand into new channels, and we are actively pursuing potential opportunities to partner with major universities, hospitality operators, corporations and military facilities. As of March 31, 2021, we had five employees on our franchise sales force devoted specifically to such pursuits. In 2016, we believe we became the first external studio fitness provider to open a studio on a major U.S. university campus through our collaboration with the University of Southern California. As of March 31, 2021, we had 29 studios located on major university campuses in the United States, including the University of Southern California, Stanford University and the University of Texas at Austin. In June 2021, we opened our first studio on a government military base at the U.S. Air Force Station in Miramar, CA.

Develop Workout Programs to Access New Target Demographics

We believe there is a significant opportunity to create workout programs that enable us to target a broader range of consumer demographic groups. In 2018, we successfully launched “Prodigy,” a training program designed to target children and young adults between the ages of 11 and 18 years. Prodigy is generally offered globally. Following an initial development period, franchisees will have the opportunity to incorporate the Prodigy program into existing studios for additional fees. We have also recently developed a new fitness concept called FS8, which we began marketing in Australia in March 2021. FS8 integrates three popular methods in the health and fitness industry, the remixing of pilates, yoga and tone, to create a new workout style. This workout style is an effective method of building lean muscle and definition. FS8 offers members a premium fitness experience through F45’s platform of training systems, the FS8tv and FS8 App, and also offers franchisees a proprietary business model and large community via the franchise network. We also have a dedicated support team to assist across all business functions. As of June 30, 2021, we had sold 106 total FS8 studios in Australia.

We also have additional concepts in development, including Malibu Crew, a functional fitness studio clubhouse targeting men over the age of 50, as well as Avalon House, a studio sanctuary for women of a similar age.

Strategically Utilize M&A to Further Grow Footprint and Attract New Members

The boutique fitness industry remains highly fragmented, which offers attractive opportunities to utilize strategic and bolt-on M&A to drive consolidation. On March 31, 2021, we entered into an agreement to purchase certain assets consisting primarily of intellectual property and customer assets in connection with the Flywheel indoor cycling studio business, which we anticipate will close concurrently with the closing of this offering. We intend to continue to opportunistically pursue acquisitions to grow our franchise network and attract new members in both new and existing markets.

Drive Increased Member Spend Through Ancillary Product Offerings

We believe there are several opportunities by enhancing our offering of health and fitness-related products across our global network of studios. Examples of product categories include footwear and apparel, prepared meal plans, nutrition and supplements and wearables, such as the LionHeart heart rate monitor designed exclusively for F45 Training.

Franchise Model

Franchising Strategy

We utilize an attractive franchise model that has allowed us to scale our business rapidly. As of June 30, 2021, we had a global network of 2,801 Total Franchises Sold, including 1,555 Total Studios, of which 1,415 had re-opened following one or more temporary COVID-related closures. Approximately 49% of Total Franchises Sold are owned by single-unit franchisee owners, with the other 51% owned by multi-unit franchisees. As of March 31, 2021, our largest franchisee owns 24 franchises, representing approximately 1% of our Total Franchises Sold. As we pursue opportunities to develop multi-unit franchise systems with financial partners, we expect the percentage of multi-unit franchisees to increase over time.

Attractive Franchisee Return Profile

Our franchise model has the potential to generate strong returns for franchisees as a result of a relatively low initial investment and favorable operating cost structure driven by our purpose-built studio design and proprietary technology-enabled ecosystem. We believe that our scale provides us with cost advantages that allow us to offer our equipment to our franchisees for a significantly lower cost than if they were to acquire it on their own. We recommend that our franchisees typically staff one lead trainer and at least one assistant trainer during business hours. We also provide ongoing back-office support through our customer relationship management capabilities to assist with day-to-day booking and operation of the business. We believe the modest initial investment, combined with limited staffing needs, creates the potential for strong financial performance and expands the universe of potential franchisees.

Prior to the COVID-19 pandemic and based on data collected through our booking systems and the Franchise Survey, we estimate that in a normalized operating environment, a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000, which includes all of the required studio equipment contained in the World Pack, and, in its third year of operation can produce an AUV of approximately $354,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

Across the F45 network, we believe that many studios that have re-opened following the onset of the COVID-19 pandemic have demonstrated the ability to ramp up AUV levels. Further, we believe that many studios that have re-opened following the onset of COVID-19 have been able to return to or lower their pre COVID-19 operating costs. During the six months ended June 30, 2021, studios that were open for the full period experienced an AUV increase of approximately 27% compared to the same period in 2020.

Summary of Risks Factors

Our business is subject to numerous risks and uncertainties, including, but not limited to, the following:

•	COVID-19 and the related governmental restrictions have had, and are expected to continue to have, a material and adverse effect on our business, financial condition and results of operations.

•

If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness and successfully develop and introduce new, innovative and updated fitness services, our business may be adversely affected.

•	The high level of competition in the health club and fitness industry could materially and adversely affect our business.

•	Our financial results are affected by the number of franchises sold and studios we open and by the operating and financial results of such studios.

•	If we fail to identify, recruit and contract with qualified franchisees, our ability to open new franchised studios and increase our revenue could be materially adversely affected.

•	If we are unable to renew our franchise agreements with our existing franchisees, our business, results of operations and financial condition would be materially and adversely affected.

•	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business, and our franchisees are impacted by factors that are beyond our control.

•

If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected.

•	If we and our franchisees are unable to identify and secure suitable sites for new franchise studios, our revenue growth rate and operating profits may be negatively impacted.

•	If we are unable to sustain pricing levels for our establishment fees, World Packs and franchise fees, our business could be adversely affected.

•	If our relations with existing or potential franchisees deteriorate, our business could be adversely affected.

•

Our business is subject to various franchise laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations and other legal developments that impact franchising, could materially and adversely affect our business.

•	Our success depends substantially on the value of our brand.

•

Our marketing strategy relies on the use of social media platforms and any negative publicity on such social media platforms may adversely affect the public perception of our brand which in turn could have a material and adverse effect on our business, results of operations and financial condition. In addition, our use of social media platforms could subject us to fines or other penalties.

•	We and our franchisees may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

•

We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•	If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

•	Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects.

•	Our planned growth could place strains on our management, employees, information systems and internal controls, which may materially and adversely impact our business.

•	Acquisitions may expose us to significant risks and additional costs.

•	Any inability to successfully integrate acquisitions, or realize their anticipated benefits, could have a material adverse effect on us.

•

We depend upon third-party licenses for the use of music to supplement our workouts and workout tutorials. An adverse change to, loss of or claim that we or our franchisees do not hold necessary licenses may have an adverse effect on our business, results of operations and financial condition.

•

We require our franchisees to secure certain music licenses to use music in our studios and to supplement our workouts. Any failure to secure such licenses or comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

•	Our intellectual property rights, including trademarks and trade names, may be infringed, misappropriated or challenged by others.

•

We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness in these systems may prevent us from effectively operating our business and damage our reputation.

•

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could materially and adversely affect our revenue and gross profit.

•	We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

•

Our current major stockholders will continue to have significant control over us after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

•	We and our franchisees could be subject to claims related to health and safety risks to members that arise at our studios.

Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 24 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, results of operations and financial condition.

Our Corporate Information

We were originally incorporated in Delaware in March 2019 under the name “Flyhalf Holdings Inc.” We were formed by MWIG in connection with its acquisition of a minority interest in us, as discussed below. On March 15, 2019, in connection with the consummation of the MWIG Transaction, we changed our name to “F45 Training Holdings Inc.”

Our principal executive offices are located at 801 Barton Springs Road, 9th Floor, Austin, TX 78704 and our telephone number is (737) 787-1955. Our website address is www.f45training.com. The information contained on or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, nor is it incorporated by reference herein, and potential investors should not rely on such information in making a decision to purchase our common stock in this offering.

Principal Stockholders

Our principal stockholders include:

•	Adam Gilchrist (25.4% post-offering), our Co-Founder, President and Chief Executive Officer;

•

MWIG (28.6% post offering), a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, which acquired a minority investment in us in March 2019 through an acquisition of our convertible preferred stock;

•	Entities affiliated with KLIM (11.4% post offering), a global investment manager; and

•	Funds affiliated with L1 Capital (7.1% post offering), a global investment manager.

The beneficial ownership percentages reflected above assumes the conversion of our convertible preferred stock into 27,368,102 shares of common stock, and the conversion of our convertible notes into 14,847,066 shares of common stock.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies, including:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•

exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•

exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company at the start of the first fiscal year after we have more than $1.07 billion in annual gross revenue, at the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K) or the date on which we have, during the previous three-year period, issued more than $1 billion of non-convertible debt securities. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. See “Risk Factors—Risks Related to Our Common Stock and This Offering—We are an “emerging growth company” and a “smaller reporting company.” As a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.”

Summary Organizational Chart

The following diagram depicts our current corporate structure:

The Offering

Common stock offered by us	18,750,000 shares

Common stock offered by the selling stockholder	1,562,500 shares

Option to purchase additional shares of common stock granted by us and the selling stockholder	3,046,875 shares

Common stock to be outstanding immediately after this offering	90,246,682 shares (or 90,871,682 shares if the underwriters exercise in full their option to purchase additional shares).

Indication of Interest	One or more funds affiliated with Caledonia have indicated an interest in purchasing $100.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Caledonia could determine to purchase more, less or no shares in the offering or the underwriters could determine to sell more, less or no shares to one or more funds affiliated with Caledonia. The underwriters will receive the same discount on any of our shares of common stock purchased by one or more funds affiliated with Caledonia as they will from any other shares of the common stock sold in this offering.

Use of proceeds	We estimate that we will receive net proceeds of approximately $275.9 million (or approximately $285.2 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholder.

We intend to use the net proceeds we receive from this offering (i) to repay indebtedness, (ii) to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business, (iii) to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering, (iv) to pay expenses incurred in connection with this offering and (v) for working capital and general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” beginning on page 24 and all other information in this prospectus before investing in our common stock.

Conflicts of Interest	Affiliates of J.P. Morgan Securities LLC are lenders under the Term Facility and Revolving Facility. As described in the section entitled “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay borrowings under the Term Facility and Revolving Facility. Because we expect that more than 5% of the proceeds of this offering will be received by affiliates of J.P. Morgan Securities LLC, each of which is a lender under the Term Facility and Revolving Facility, this offering is being conducted in compliance with Rule 5121, as administered by the Financial Industry Regulatory Authority, or FINRA. Goldman Sachs & Co. LLC has agreed to act as the “qualified independent underwriter” with respect to this offering and has performed due diligence investigations and participated in the preparation of this registration statement. See the section entitled “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Listing	We have been approved to have our common stock listed on the New York Stock Exchange, or the NYSE, under the symbol “FXLV.”

The number of shares of our common stock to be outstanding immediately after this offering is based on 90,246,682 shares of common stock outstanding as of June 30, 2021 and excludes                  (i) 5,000,000 shares that will become available for future issuance under the F45 Training Holdings Inc.

2021 Equity Incentive Plan, or the 2021 Plan, upon the effectiveness of the registration statement of which this prospectus forms a part (which includes 3,590,900 shares of our common stock issuable upon the settlement of restricted stock units, or RSUs, and 263,684 shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2021 Plan to certain of our employees (including certain executive officers), with the stock options to have an exercise price per share equal to the initial public offering price in this offering and (ii) 2,738,648 RSUs, which were issued to Mr. Wahlberg pursuant to a promotional services agreement that we entered into in connection with the MWIG investment (see “Certain Relationships and Related Party Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg), which RSUs will vest in connection with offering, but not settle until 2022).

Except as otherwise indicated, all information in this prospectus reflects and assumes the following:

•	the effectiveness of our restated certificate of incorporation and restated bylaws in connection with the completion of this offering;

•	the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of common stock upon completion of this offering;

•	the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of common stock upon completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock in this offering.

Summary Historical Consolidated Financial and Other Data

The following tables present the summary consolidated financial and other data for our business as of and for the three months ended March 31, 2021 and 2020 and the summary consolidated financial and other data for our business as of and for the years ended December 31, 2020 and 2019.

The following summary historical combined and consolidated financial information for these periods has been derived from our interim unaudited condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 and the audited annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus. These financial statements have been prepared in accordance with GAAP and are presented in U.S. dollars. The results of operations for the periods presented below are not necessarily indicative of the results to be expected in the future.

The information presented below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited annual consolidated financial statements, the unaudited interim condensed consolidated financial statements, the accompanying notes, and other financial information appearing elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands, except share and per share information)
Consolidated Statements of Operations Data:

Revenues:
Franchise (Related party: $45 and $97 for the three months ended March 31, 2021 and 2020, and $340 and $883 for 2020 and 2019, respectively)	$13,156	$13,638	$52,555	$42,897
Equipment and merchandise (Related party: $0 for the three months ended March 31, 2021 and 2020, and $116 and $122 for 2020 and 2019, respectively)	5,035	11,204	29,758	49,793

Total revenues	18,191	24,842	82,313	92,690

Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $12 for the three months ended March 31, 2021 and 2020, and $0 and $140 for 2020 and 2019, respectively)	1,214	3,184	7,937	11,310
Cost of equipment and merchandise (Related party: $941 and $1,051 for the three months ended March 31, 2021 and 2020, and $4,067 and $2,702 for 2020 and 2019, respectively)	3,181	6,331	21,713	26,678

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands, except share and per share information)
Selling, general and administrative expenses	16,828	13,991	57,827	41,126
Forgiveness of loans to directors	-	-	-	22,263

Total costs and operating expenses	21,223	23,506	87,477	101,377

(Loss) income from operations	(3,032)	1,336	(5,164)	(8,687)
Loss on derivative liabilities, net	25,505	-	8,818	-
Interest expense, net	8,415	378	9,399	414
Other (income) expense, net	291	1,681	(1,154)	384

Loss before income taxes	(37,243)	(723)	(22,227)	(9,485)
(Benefit) provision for income taxes	(398)	10	3,062	3,117

Net loss	$(36,845)	$(733)	$(25,289)	$(12,602)

Other comprehensive income (loss)
Unrealized gain (loss) on interest rate swap, net of tax	71	(850)	(533)	(127)
Foreign currency translation adjustment, net of tax	(32)	1,281	92	(682)

Comprehensive loss	$(36,806)	$(302)	$(25,730)	$(13,411)

Net loss per share
Basic and diluted	$(1.26)	$(0.01)	$(0.50)	$(0.22)
Weighted average shares outstanding
Basic and diluted	29,281,514	58,000,000	50,434,598	58,000,000
Pro forma net loss per share, basic and diluted(1)	$(0.12)		$(0.87)
Pro forma weighted average common shares outstanding, basic and diluted	89,374,822		110,047,141

(1)

The unaudited pro forma net loss per share for the three months ended March 31, 2021 and for the year ended December 31, 2020 have been computed to give effect to: (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering, (ii) the conversion of all of the outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering and the $25.5 million and $8.8 million reversal of the loss on derivative liabilities, net, respectively, from the conversion of the outstanding convertible notes for the three months ended March 31, 2021 and for the year ended December 31, 2020, (iii) incremental shares issued with proceeds used as repayment of $190.6 million of indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan, the corresponding elimination of the interest expense of $8.4 million and $9.4 million, respectively, for the three months ended March 31, 2021 and for the year ended December 31, 2020, and the $9.3 million interest expense prepayment penalty incurred for the year ended December 31, 2021, (iv) $7.7 million and $40.2 million of stock-based compensation expense, respectively, that will be recognized upon the vesting and settlement of RSUs for which the performance and market conditions will be satisfied in connection with an initial public offering for the three months ended March 31, 2021 and for the year ended December 31, 2020, (v) compensation expense of $0.3 million and $1.0 million, respectively, to be incurred in relation to the promotional services of certain nonemployees for the three months ended March 31, 2021 and for the year ended December 31, 2020, and (vi) $26.5 million from the acceleration of debt discount from convertible notes recognized in interest expense for the year ended December 31, 2020.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share (in thousands, except share data), including antidilutive securities that were excluded in the calculation of pro forma net loss per share:

	Three months ended March 31, 2021	Year ended December 31, 2020
Numerator:
Net loss attributable to common stockholders, basic and diluted	$(36,845)	$(25,289)
Elimination of the interest expense resulting from the payoff of the outstanding debt	8,415	9,399
Reversal of the loss on derivative liabilities, net, resulting from the conversion of the outstanding convertible notes	25,505	8,818
Interest expense prepayment penalty and accelerated interest	-	(16,059)
Stock-based compensation expense related to RSUs and option grants(1)	(7,692)	(40,172)
Compensation expense for promotional services	(261)	(1,045)
Elimination of unamortized deferred financing costs	=	(5,078)
Acceleration of debt discount on convertible notes recognized in interest expense	-	(26,507)

Pro forma net loss attributable to common shareholders, basic and diluted	$(10,878)	$(95,933)

Denominator:
Weighted average common shares outstanding, basic and diluted	29,281,514	50,434,598
Adjustments:
Conversion of redeemable convertible preferred stock to common stock	27,368,102	27,368,102
Conversion of outstanding convertible notes to common stock	14,847,066	14,847,066
RSUs and options vested	5,655,140	5,174,375
Common stock issued to cover repayment of debt	11,910,500	11,910,500
Common stock issued related to promotional services	312,500	312,500

Pro forma weighted average common shares outstanding, basic and diluted	89,374,822	110,047,141
Pro forma net loss per share, basic and diluted	$(0.12)	$(0.87)

Anti-dilutive securities excluded from diluted net loss per share:
Unvested RSUs	806,250	1,221,094
Unvested stock options	131,842	197,763
Common stock to be issued related to promotional services	1,822,019	1,822,019

(1)	Expense related to the vesting of RSUs and option grants made to certain employees, executives and directors in connection with the IPO.

	March 31, 2021
	Actual	Pro forma(1)	Pro forma adjusted(2)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,333	$25,333	$80,650
Total assets	84,765	84,765	165,082
Deferred revenue	17,650	17,650	17,650
Total liabilities	363,118	284,153	114,560
Convertible preferred stock	98,544	-	-
Total stockholders’ (deficit) equity	(376,897)	(199,388)	50,522

(1)

The pro forma column gives effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering, (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering and (iii) the filing and effectiveness of our restated certificate of incorporation.

(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments described in footnote (1) above, (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) repayment of $169.6 million of indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility, and PPP loan, (iv) $25.0 million to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business, and (v) $5.6 million of other expenses incurred in connection with this offering and approximately $2.5 million to pay cash bonuses to certain of our employees and executive officers.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Other Data:
EBITDA(1)	$(28,176)	$209	$(10,180)	$(7,529)
Adjusted EBITDA(1)	$5,270	$2,614	$25,473	$30,678
Adjusted EBITDA margin(1)	29.0%	10.5%	30.9%	33.1%
Same store sales growth(2)	(21.2)%	3.0%	(31.2)%	13.3%
Total Franchises Sold(3)	2,247	1,959	2,244	1,892
Total Studios(4)	1,487	1,242	1,437	1,140

(1)

Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are useful to investors as they eliminate certain items identified as affecting the period-over-period comparability of our operating results. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin eliminate, among other items, non-cash depreciation and amortization expense that results from our capital investments and intangible assets, as well as income taxes, which may not be comparable with other companies based on our tax structure.

Other companies may define Adjusted EBITDA and Adjusted EBITDA margin differently, and as a result our measures of Adjusted EBITDA and Adjusted EBITDA margin may not be directly comparable to those of other companies. Although we use EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as financial measures to assess the performance of our business, such use is limited because these measures do not include certain material costs necessary to operate our business. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, and not as a substitute for, net income in accordance with GAAP as a measure of performance. Our presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirement for such replacements or improvements; and

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows

Because of these limitations, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not intended as alternatives to net income or as indicators of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDA margin along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table reconciles net income to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Net loss	$(36,845)	$(733)	$(25,289)	$(12,602)
Net interest expense	8,415	378	9,399	414
Provision for income taxes	(398)	10	3,062	3,117
Depreciation and amortization	204	228	1,090	623
Amortization of deferred costs	448	326	1,558	919

EBITDA	$(28,176)	$209	$(10,180)	$(7,529)

Sales tax reserve(a)	100	503	515	322
Transaction expenses(b)	1,582	1,442	15,688	10,960
Loss on derivative liability(c)	25,505	-	8,818	-
Certain legal costs and professional fees(d)	2,537	430	4,741	4,440
Development costs(e)	1,171	-	-	-
Forgiveness of loans to directors(f)	-	-	-	22,263
Recruitment(g)	-	-	119	131
Inventory write-off(h)	-	-	329	-
COVID concessions(i)	2,482	-	5,365	-
Relocation(j)	69	30	78	91

Adjusted EBITDA	$5,270	$2,614	$25,473	$30,678

(a)	Represents the impact of one-time sales tax liability arising from a change in timing of enforceability of certain contractual terms in arrangements with franchisees.
(b)	Represents transaction costs incurred as a part of a reorganization and the issuance of preferred shares, including legal, tax, accounting and other professional services.
(c)	Represents loss on derivative liability associated with convertible note.
(d)	Represents legal costs related to litigation activities and legal settlements.
(e)	Represents one time non-recurring costs incurred with launch of new brand.
(f)	Represents the one-time forgiveness of loans to our directors.
(g)	Represents one-time recruitment expense of department leaders.
(h)	Represents inventory written off.
(i)	Represents concessions made to studios impacted by COVID, including one time COVID-19 related write-offs.
(j)	Represents costs incurred as a part of the relocation of our corporate headquarters.

(2)

Same store sales means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as Total Studios that have been operating for more than 16 months. As of March 31, 2021 and December 31, 2020, there were 1,010 and 940 studios, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

(3)

Total Franchises Sold is defined as (i) the total number of signed franchise agreements in place as of any specified date for which an establishment fee has been paid and (ii) the total number of franchises committed in a multi-studio agreement in place as of such date for which an upfront payment has been made, in each case that have not been terminated, as of such date. Each new franchise is included in the number of Total Franchises Sold from the date on which such franchise first satisfies the condition in clause (i) or (ii) above, as applicable. Total Franchises Sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises associated with Total Studios. Franchises are removed from Total Franchises Sold upon termination of the franchise agreement.

(4)

Total Studios is defined, as of any specified date, as the total cumulative Initial Studio Openings as of that date less cumulative permanent studio closures as of that date. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. In reviewing these risk factors, you should also consider the ongoing COVID-19 pandemic and its consequences, which implicate, and may amplify, the risks and uncertainties facing us, and their potential impact on our business, financial position and results of operations. Given the unpredictable, unprecedented, and fluid nature of the pandemic and its particular impact on our business, it may materially and adversely affect us in ways that are not anticipated by or known by us or that we do not consider to present material risk. The risks and uncertainties described below are not the only ones we face. Additional risks, events and uncertainties that we are unaware of or that we deem immaterial may also become material factors that adversely affect our business. If any of the following risks actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that event, the trading price of our common stock could decline and you might lose part or all of your investment in our common stock.

Risks Related to the Ongoing COVID-19 Pandemic

The ongoing novel coronavirus COVID-19 pandemic and governmental restrictions intended to prevent its spread have had, and are expected to continue to have, a material and adverse effect on our business, financial condition and results of operations, and the nature and extent of such impact is highly uncertain and unpredictable.

On March 11, 2020, the World Health Organization designated the global outbreak of a new strain of coronavirus, COVID-19, a pandemic. The global and domestic response to the COVID-19 pandemic by both governments and businesses has been unprecedented and continues to evolve. Many countries, including the United States and Australia, have declared national emergencies and implemented preventive measures.

These responsive measures have included mandates from federal, state, provincial and/or local authorities that restrict movement and travel, such as quarantines and shelter in place requirements, and restrict or require closure of some or all commercial and business activity. These measures became more severe over time and may continue indefinitely depending on the continued evolution of the outbreak, which remains unpredictable due to the potential for resurgences in certain geographies. We or our employees, franchisees, members, suppliers and other partners have been and may continue to be prevented from conducting business and other activities in the ordinary course for an indefinite period of time, including due to shutdowns, travel restrictions, social distancing requirements, stay at home orders and advisories and other restrictions that may be suggested or mandated by governmental authorities.

Our business has been materially adversely affected by the COVID-19 pandemic and the global response. At the initial peak of the pandemic, nearly all of our studios closed due to COVID-19. While some of our studios have reopened, in some locations resurgences of the pandemic have led some state and local governments to return to stricter regulations on businesses, and certain studios that reopened have had to re-close and additional studios may again be closed in the future, pursuant to such local regulations. These ongoing restrictions have had and may continue to have a material adverse effect on the number of studios open as well as pending and future sales to franchisees. Certain governments require, and more may begin to require, stringent guidelines with respect to the operation of fitness studios, including a reduced number of class participants, increased spacing requirements between participants and restrictions on sharing gym equipment. These requirements and any associated compliance costs have had and may continue to have an adverse impact on our operations, including our franchisees’ ability to retain members.

Considerable uncertainty still surrounds the COVID-19 virus, as well as the responses taken on a local, national and global level. The pandemic may continue to be widespread, and that could accelerate or magnify one or more of the risks described above or elsewhere in this prospectus. While we expect the pandemic and related events will continue to have a negative effect on our business, the full extent and scope of the impact on our business and industry as well as on national, regional and global markets and economies is highly uncertain and cannot be predicted. Any future developments concerning COVID-19 are outside our control and cannot be accurately predicted at this time, such as the duration and spread of the pandemic, the extent and effectiveness of governmental action to contain the disease, and the impact of these and other factors on our franchisees, employees, members and suppliers. The prolonged economic disruption due to COVID-19 has had and could continue to have a material negative impact on our business, financial condition, and results of operations. For additional information on the impact of COVID-19 on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.”

COVID-19 has subjected our business, operations and financial condition to a number of risks, including, but not limited to, the following:

Risks Related to Revenue.    COVID-19 has adversely impacted our revenue in a number of respects. For the year ended December 31, 2020, as compared with the same period in 2019, our revenue decreased by 11% due to temporary studio closures associated with the COVID-19 pandemic. Throughout the pandemic, some franchisees were unable to pay the required monthly franchise fees due to the temporary closure of studios, and as a result, our franchise fee revenue was reduced. In addition, due to temporary studio closures, we did not realize the anticipated benefits from our variable franchise fee structure due to the operational and financial results of our franchisees being adversely impacted by the pandemic.

Risks Related to Operations.    The COVID-19 pandemic and related shelter-in-place restrictions and other containment efforts have had and continue to have a significant impact on our operations, including mandated studio closures, stringent guidelines with respect to the operation of our studios, including reduced number of class participants, increased spacing requirements between participants and restrictions on sharing gym equipment. These requirements and any associated compliance costs have had and may continue to have an adverse impact on our operations, including our franchisees’ ability to retain members.

Risks Related to Growth.    Our growth has been and may continue to be harmed by COVID-19. A number of franchisees have ceased, and may in the future elect to cease, studio development due to the COVID-19 pandemic. In addition, we have experienced a decline in the number of new franchises sold during the COVID-19 pandemic. For example, new franchises sold decreased to 352 for the year ended December 31, 2020, from 618 for the year ended December 31, 2019. Similarly, new franchises sold decreased to 3 for the three months ended March 31, 2021, from 67 for the three months ended March 31, 2020. In addition, due to COVID-19, our studios experienced membership declines.

Risks Related to Funding.    There is no guarantee that debt financings will be available in the future to fund our obligations, or will be available on terms consistent with our expectations. Additionally, the impact of COVID-19 on the financial markets is expected to adversely impact our ability to raise funds through equity financings. We also obtained in April an approximately $2.1 million loan under the Paycheck Protection Program. While the Company believes that it qualifies for full forgiveness of the loan, the Company will withdraw its forgiveness application and repay the loan in full in the event the Company consummates this offering.

Risks Related to Our Business

Risks Related to Operating in the Health Club and Fitness Industry

If we are unable to anticipate and satisfy consumer preferences and shifting views of health and fitness and successfully develop and introduce new, innovative and updated fitness services, our business may be adversely affected.

The fitness industry is highly susceptible to changes in consumer preferences. Our success depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. If we are unable to introduce new services and products in a timely manner, or before our competitors do, or our new services and products are not accepted by our customers, our growth and profitability could be negatively affected. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower membership and utilization rates. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality health and fitness services. Our failure to effectively introduce new health and fitness services that are accepted by consumers could result in a decrease in revenue. In addition, developments or shifts in research or public opinion on the types of workouts and products we provide could negatively impact our business. Failure to predict and respond to changes in public opinion, public research and consumer preferences could materially and adversely impact our business.

The high level of competition in the health club and fitness industry could materially and adversely affect our business.

We operate in a highly competitive market, with multiple industry segments competing for consumers’ share of the wallet allocated to fitness spend. While we operate specifically within the studio fitness category, we consider companies in the following key industry segments as potential competition: other studio fitness concepts; full-service health clubs; racquet, tennis, country and other athletic clubs; value-focused health clubs; and at-home fitness offerings, including digital fitness content. We also compete for qualified franchisees, management, fitness training professionals and other personnel. Our franchisees also compete for qualified fitness trainers. We may not be able to compete effectively in the regions in which we currently operate or those in which we may operate in the future. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members and qualified fitness trainers in our regions. Other studio fitness concepts may lower their prices or create lower-priced brand alternatives within our markets. Furthermore, due to the increased number of low-cost studio fitness alternatives, we may face increased competition if our membership pricing increases or if discretionary spending declines. In addition, as we expand into new markets, we may face competitive challenges penetrating those markets due to, among other factors, competitors who may already have a significant presence in those markets, consumer unfamiliarity with our brand and our own unfamiliarity with the health and fitness market in such regions. Current and future competition may limit our and our franchisees’ ability to attract new members and retain existing members, may limit our ability to attract and retain new and existing franchisees and may hinder our franchisees’ ability to attract and retain qualified fitness trainers, which in each case could materially and adversely affect our business, results of operations and financial condition.

The continued growth of on-demand fitness classes could adversely affect our business, results of operations and financial condition.

At home on-demand fitness classes offer the benefit of a user-selected workout at home where users have the ability to vary the types of workouts they do on a daily basis, if desired. Many on-demand fitness classes can also be live streamed, allowing real-time interactions, including coaching cues from the class instructor. As the availability and variety of on-demand fitness classes (including live streaming classes) continue to grow, our members’ preferences may shift away from the in-studio experience, which is central to our business model, to at-home on-demand classes. Millennials, who represent one of the largest, most active demographic groups, in particular, may exhibit a shift in preference to on-demand fitness classes as they enter new life phases, such as parenthood, and, as a result, find new constraints placed on their free time. As such, on-demand workouts may become better suited for their lifestyles. In addition, the COVID-19 pandemic has accelerated the growth of and demand for at-home fitness classes, which may extend beyond the pandemic. If we fail to timely identify and effectively respond to any such shift in consumer preference, our business, results of operations and financial condition could be adversely affected.

We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, and general uncertainty regarding the overall future of the political and economic environment. Consumer purchases of discretionary items, such as memberships and workout packs at our studios, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. If consumer purchases of memberships and workout packs at our studios decline, our franchise fee revenue may be adversely affected. In addition, during an economic downturn, existing franchisees may elect not to renew their franchise agreements with us, and prospective franchisees may opt not to enter into a franchise agreement with us, each of which could have a material and adverse effect on our business, results of operations and financial condition.

We and our franchisees may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

The success of our business depends on our and our franchisees’ ability to attract and retain members. Our and our franchisees’ marketing efforts may not be successful in attracting members to studios, and membership levels may materially decline over time, especially at studios in operation for an extended period of time. Members may cancel their memberships at any time after giving proper advance written notice, subject to an initial minimum term applicable to certain memberships. Our franchisees may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and we and our franchisees must continually engage existing members and attract new members in order to maintain membership levels. It is possible that a portion of our member base may not regularly use our studios and may cancel their memberships. Some of the factors that could lead to a decline in membership levels include, among other factors:

•	changing desires and behaviors of consumers or their perception of our brand;

•	government shutdowns, social distancing requirements, stay at home orders and advisories or any other restrictions or suggestions adopted my governmental authorities;

•	changes in discretionary spending trends;

•	market maturity or saturation;

•	a decline in our ability to deliver quality service at a competitive price;

•	a failure to introduce new features, products or services that members find engaging;

•	the introduction of new products or services, or changes to existing products and services, that are not favorably received;

•	technical or other problems that affect the member experience;

•	an increase in monthly membership dues due to inflation;

•	direct and indirect competition in our industry;

•	a decline in the public’s interest in health and fitness; and

•	a general deterioration of economic conditions or a change in consumer spending preferences or buying trends.

In order to increase membership levels, our franchisees may from time to time offer promotions or lower monthly dues or annual fees. If our franchisees are not successful in optimizing pricing or finding other ways to add memberships in new and existing studios, our membership levels may decrease, and in turn growth in monthly membership dues or annual fees may suffer, which will have an increasing impact on our financial results as we continue to move to a percentage of gross monthly studio revenue based franchise fee model. Any decrease in our average dues or fees or higher membership costs may materially and adversely impact our results of operations and financial condition. Additionally, further expansion into international markets may create new challenges in attracting and retaining members that we may not successfully address, as these markets carry unique risks as discussed below. As a result of these factors, we cannot be certain that our membership levels will be adequate to maintain or permit the expansion of our operations. A decline in membership levels would have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Franchisee Business Model and Strategy

Our financial results are affected by the number of franchises sold and studios we open and by the operating and financial results of such studios, which impact will become more significant as we continue to implement a variable franchise fee structure.

Under the terms of our franchise agreements, each of our franchisees is required to pay us an establishment fee upon signing a new franchise agreement, and monthly franchise and related fees throughout the term of the franchise agreement. A substantial portion of our revenue comes from such fees. For the years ended December 31, 2019 and 2020, we derived 46.3% and 63.8% of our revenue, respectively, from franchise revenue. As a result, our financial results depend on the number of franchises sold and number of studios. If we are unable to sell new franchises that eventually open studios, or renew existing franchise agreements, our financial results would be adversely affected.

Prior to July 2019, our monthly franchise fees were generally a flat monthly fee. Since then, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model. There can be no assurance that we will be successful in implementing this model with new franchisees or in transitioning existing franchisees to this model in our markets. We anticipate that monthly franchise fee payments by our franchisees, whether in the form of a flat fee or variable fee, will continue to represent a substantial portion of our revenue in the future. Accordingly, we are reliant on the performance of our franchisees in successfully operating their studios and generating sufficient revenue to enable them to pay monthly franchise fees and other fees to us on a timely basis. If our franchisees are not successful in operating their studios, they may not be able to pay required monthly franchise fees to us, which could harm our operating results through reduced franchise fee revenue. Throughout the COVID-19 pandemic, some franchisees have been unable to pay the required monthly franchise fees due to the temporary closure of studios, and as a result, our franchise fee revenue has been reduced. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of the COVID-19 Pandemic.” As we continue to implement the variable franchise fee structure, our financial results will become even more dependent on the operational and financial results of our franchisees. Further, such shift in franchise fee structure will likely result in greater variability in our results from year to year and from quarter to quarter because our franchise fee revenue will be directly impacted by the sales performance of our franchisees. As a result, as this structure continues to be implemented, we expect period-to-period comparisons of our operating results to be less reliable as an indication of our performance for any future period.

If we fail to identify, recruit and contract with qualified franchisees, our ability to open new franchised studios and increase our revenue could be materially and adversely affected.

The opening of additional franchised studios depends, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. Although we have developed criteria to evaluate and screen prospective franchisees, our franchisees may not ultimately have the business acumen or be able to access the financial or management resources that they need to open and successfully operate the studios contemplated by their franchise agreements with us. Franchisees have ceased, and may in the future elect to cease, studio development for other reasons, including the COVID-19 pandemic and applicable franchise laws may limit our ability to terminate or modify these franchise agreements. For example, we experienced a significant decrease in new franchises sold for the year ended December 31, 2020 and the three months ended March 31, 2021, in each case as compared to the respective comparative period, due to the COVID-19 pandemic. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new studios as planned, our growth may be slower than anticipated, which could materially and adversely affect our ability to increase our revenue and materially and adversely affect our business, results of operations and financial condition.

If we are unable to renew our franchise agreements with our existing franchisees, our business, results of operations and financial condition would be materially and adversely affected.

Our business and results of operations depend on maintaining franchise agreements with our existing franchisees. Our typical franchise agreement has an initial five-year term. Upon the expiration of the initial term, we or the franchisee may, or may not, elect to renew the franchise agreement. Whether or not a franchise agreement is renewed is contingent on:

•	the franchisee’s execution of the then-current form of franchise agreement, which may include increased or different franchise fee revenue, marketing fees and other fees and costs;

•	the satisfaction of certain conditions, including re-equipment and remodeling of the studio and other requirements;

•	the payment of a renewal fee; and

•

other conditions which are outside our control, including those that impact our franchisees, such as economic conditions, their financial situation, the success of their studio, their other commitments and their ability to renew their studio lease on acceptable terms or to find a suitable alternative location.

Our franchisees’ ability to negotiate favorable terms on an expiring lease or to negotiate favorable terms on leases with renewal options, or conversely for a suitable alternative location, could depend on conditions in the real estate market, competition for desirable properties and our franchisees’ relationships with current and prospective landlords or may depend on other factors that are not within our or our franchisees’ control. As of December 31, 2020, the initial franchise term in respect of 129 and 353 franchise studios will expire during the remainder of 2021 and 2022, respectively. If we are unable to renew our franchise agreements in respect of such studios or a significant portion thereof, our business, results of operations and financial condition would be materially and adversely affected.

The timing of the opening of franchises sold may differ materially from historical experience, and the number of new franchised studios that actually open in the future may differ materially from the number of signed commitments we currently have or anticipate from existing and new franchisees.

As of December 31, 2020, a significant number of franchises sold did not yet have operating studios. Generally, each new studio will open approximately nine months after we have signed the franchise agreement with the franchisee outside of the period of the COVID-19 pandemic. The timing of the opening of each new studio, however, is subject to many factors outside of our control, including those discussed below in “We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected,” and accordingly the timing of the opening of new studios may differ materially from historical experience. Further, as we continue to expand our business into new international markets, the risks our franchisees may face in such markets, such as political and economic instability, local laws and regulations and inadequate brand infrastructure, may result in longer periods for opening new studios.

A portion of our franchises sold may not ultimately open as new franchised studios. Approximately 0.2% and 3.0% of the franchises sold at the beginning of the period in the years ended December 31, 2019 and December 31, 2020, respectively, were subsequently terminated. The historic conversion rate of signed commitments to new franchised studios may not be indicative of the conversion rates we will experience in the future and the total number of new studios actually opened in the future may differ materially from the number of signed commitments disclosed at any point in time. To the extent our franchisees are unable to open new studios as we anticipate, we will not realize the revenue growth that we expect. Our failure to add a significant number of new studios would adversely affect our ability to increase our revenue and income from operations.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business, and our franchisees are impacted by factors that are beyond our control.

Franchisees are independent business operators and are not our employees, and we do not exercise control over the day-to-day operations of their studios. We provide training and support to franchisees, and set and monitor operational standards, but the quality of franchised studios may be diminished by any number of factors beyond our control. Franchisees may not successfully operate studios in a manner consistent with our standards and requirements, including those relating to our marketing strategy, applicable laws or regulations, or may not hire and train qualified trainers and other personnel. Further, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises in their approved locations. Applicable state franchise laws may limit our ability to terminate or modify franchise agreements with non-complying or unsuccessful franchisees. If franchisees do not operate to our expectations or if consumers have negative perceptions or experiences with our franchised studios, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide membership could decline significantly, which could reduce our franchise fees and other revenue.

As small business owners, some of our franchisees may be negatively and disproportionately impacted by capital requirements, negative economic conditions, including the COVID-19 pandemic,

recession, inflation and increased unemployment levels, or other issues. Furthermore, franchisees’ business obligations may not be limited to the operation of our studios, making them subject to business and financial risks unrelated to the operation of our studios. These unrelated risks, and the effect of decreased consumer confidence or changes in consumer behavior, could materially harm our franchisees’ financial condition, which would cause our franchise fees and other revenue to decline and materially and adversely affect our business, results of operations and financial condition as a result.

Moreover, disputes with franchisees could damage our brand image and reputation and our relationships with our franchisees, generally.

The success of our business strategy depends on our ability to effectively manage and support our franchise system.

We operate under a nearly 100% franchise model. As such, the success of our business strategy depends on our franchise network, which requires ongoing support and oversight from us, including comprehensive training on membership marketing and day-to-day operations, business support systems, marketing support, management information systems and support with other systems and procedures. Failure to provide our franchisees with adequate training, support and resources could materially and adversely affect both our new and existing franchisees, as well as cause disputes between us and our franchisees. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we fail to successfully implement our growth strategy, which includes new studio development by existing and new franchisees, our brand and ability to increase our revenue and operating profits could be materially and adversely affected.

We have expanded our operations rapidly and have limited operating experience at our current size. For example, we sold some of our first franchises to members of our original studio, and opened nearly 200 studios over the following 30 months. In less than eight years, we have scaled our global footprint to 2,801 Total Franchises Sold in 63 countries, including 1,555 Total Studios, of which 1,415 had re-opened following closures due to the COVID-19 pandemic, as of June 30, 2021. In addition, we have increased our employee headcount as our operations have expanded, and we expect headcount growth to continue for the foreseeable future. Our growth strategy relies substantially upon new studio openings by existing and new franchisees, and we are continuously seeking to identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current studios, demographics and traffic patterns. Our franchisees face many challenges in opening new studios, including:

•	availability and cost of financing;

•	selection and availability of suitable studio locations;

•	competition for studio sites;

•	negotiation of acceptable lease and financing terms;

•	securing required domestic or foreign governmental permits and approvals, including zoning approvals;

•	health and fitness trends in new geographic regions and acceptance of our offerings;

•	employment, training and retention of qualified personnel in local markets;

•	ability to open new studios during the timeframes we and our franchisees expect;

•	the general legal and regulatory landscape in which their studios operate;

•	actual or perceived threats to public health due to the COVID-19 pandemic;

•	determining and setting appropriate membership fees to ensure the success of their studios; and

•	general economic and business conditions.

In particular, because new studio development is funded entirely by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. Franchisees of new studios may have difficulty securing adequate financing, particularly while the COVID-19 pandemic continues to persist, as well as in new markets, where there may be a lack of adequate history and brand familiarity. If our franchisees or prospective franchisees are not able to obtain financing at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new studios, and our future growth could be materially and adversely affected.

In addition, our franchisees’ ability to successfully open and operate new studios in new or existing markets may be adversely affected by a lack of awareness or acceptance of our brand, as well as a lack of existing marketing efforts and operational execution in these new markets. To the extent that we are unable to implement effective marketing and promotional programs and foster recognition and affinity for our brand in new markets, our franchisees’ new studios may not perform as expected, and our growth may be significantly delayed or impaired. In addition, new studios may not be successful or our average studio membership sales may not increase at historical rates, which could materially and adversely affect our business, results of operations and financial condition.

If we and our franchisees are unable to identify and secure suitable sites for new franchise studios, our revenue growth rate and operating profits may be negatively impacted.

To successfully expand our business, we, along with our franchisees, must identify and secure sites for new franchise studios that meet our established criteria. In addition to finding sites with the right demographic and other measures we employ in our selection process, we also evaluate the penetration of our competitors in the market. We and our franchisees face significant competition for sites that meet our criteria, and as a result we and our franchisees may lose those sites, our competitors could copy our format or our franchisees could be forced to pay significantly higher lease payments for those sites. If we and our franchisees are unable to identify and secure sites for new studios in suitable locations, our revenue growth rate and operating profits may be negatively impacted. Additionally, if our or our franchisees’ analysis of the suitability of a studio site is incorrect, our franchisees may not be able to recover the capital investment in developing and building the new studio and in turn may not be able to pay required royalties to us.

As we increase our number of studios, our franchisees may also open studios in higher-cost geographies, which could entail greater lease payments and construction costs, among others. The higher level of invested capital at these studios may require higher operating margins and higher net income per studio to produce the level of return our franchisees and potential franchisees expect. Failure to provide this level of return could materially and adversely affect our business, results of operations and financial condition.

Opening new studios in close proximity may negatively impact our existing studios’ revenue and profitability.

As of June 30, 2021, we had 2,801 Total Franchises Sold in 63 countries, and we plan to open many new studios in the future, some of which will be in existing markets. We intend to continue opening new franchise studios in our existing markets as part of our growth strategy, some of which may be located in close proximity to studios already in those markets. Opening new studios in close proximity to existing studios may attract some memberships away from those existing studios, which may lead to diminished revenue and profitability for us and our franchisees rather than increased market share, especially as we continue to move to a percentage of gross monthly studio revenue based franchise fee model. In addition, as a result of new studios opening in existing markets and because older studios will represent an increasing proportion of our studio base over time, our same store sales increases may be lower in future periods than they have been historically.

Our franchisees may incur rising costs related to construction of new studios and maintenance of existing studios, which could materially and adversely affect the attractiveness of our franchise model, and in turn our business, results of operations and financial condition.

Our studios require both upfront and ongoing investments, including periodic remodeling and equipment replacement. If our franchisees’ costs are greater than expected, franchisees may not achieve their expected targeted return. In addition, increased costs may result in lower profits to the franchisees, which may cause them to terminate their franchise agreement or make it harder for us to attract new franchisees, which in turn could materially and adversely affect our business, results of operations and financial condition.

In addition, if a franchisee is unwilling or unable to acquire the necessary financing to invest in the maintenance and upkeep of its studios, including periodic remodeling and replacement of equipment, the quality of its studios could deteriorate, which may have a negative impact on our brand image and our ability to attract and maintain members, which in turn may have a negative impact on our business, results of operations and financial condition.

If we are unable to sustain pricing levels for our establishment fees, World Pack and franchise fees, our business could be adversely affected.

If we are unable to sustain pricing levels for our establishment fees, World Pack and franchise fees, whether due to competitive pressure or otherwise, our revenue and operating profit could be significantly reduced. Further, our decisions around the development of new ancillary products and services are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

If our relations with existing or potential franchisees deteriorate, our business could be adversely affected.

Our growth depends on maintaining good relations with our franchisees. Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under our franchise agreements, including with respect to alleged breaches of contract or wrongful termination under the franchise arrangements. Disagreement may lead to disputes with our franchisees, and we expect such disputes to occur from time to time. Disputes between us and our franchisees, whether in court or otherwise, could relate to either party’s violation of its contractual obligations. We may also engage in litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as we determine necessary to protect our brand, the consistency of our studios and the customer experience or to enforce our contractual indemnification rights if we are brought into a matter involving a third party due to the franchisee’s alleged acts or omissions. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure document, or FDD, including claims based on financial information contained in our FDD. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship. Unfavorable judgments or settlements relating to franchisee disputes could result in monetary or injunctive relief against us, including the voiding of non-compete, territorial exclusivity or other development-related provisions upon which we rely. Any negative outcome in such disputes could materially and adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. To the extent that we have disputes with our franchisees, the attention, time and financial resources of our management and our franchisees will be diverted from the operation of our business, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Even our success in franchisee disputes could damage our franchisees’ finances or operations, or our relationships with them or our ability to attract new franchisees.

Our business is subject to various franchise laws and regulations, and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, and other legal developments that impact franchising could materially and adversely affect our business.

As a franchised business, we are subject to the FTC Franchise Rule, which is a trade regulation imposed on franchising promulgated by the FTC that regulates the offer and sale of franchises in the United States and that requires us to provide to all prospective franchisees certain mandatory disclosure in an FDD. In addition, we are subject to state franchise registration and disclosure laws in a number of states that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register our franchise offering in those states prior to our making any offer or sale of a franchise in those states and to provide an FDD to prospective franchisees in accordance with such laws. We are also subject to franchise registration and disclosure laws in other countries in which we operate, including Australia, Canada, China, France, French Polynesia, Indonesia, Malaysia, Mexico, New Caledonia, Russia, South Africa, South Korea, Spain, Taiwan and the United States, that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register a franchise disclosure document in a prescribed format and to provide that franchise disclosure document to prospective franchisees, in accordance with such laws, and that regulate certain aspects of the franchise relationship. We are currently subject to similar laws in other countries in which we currently offer franchises, and we may also become subject to laws in additional countries in the future. We are not currently, and in the past we have not been, in compliance with certain applicable franchise registration and disclosure laws in certain jurisdictions. Further, as we expand into new markets outside of our more significant markets of Australia, New Zealand, Canada, the United States, the United Kingdom and Singapore, we may have limited knowledge of local franchise laws and regulations and may take time to apprise ourselves of such laws and regulations. Failure to comply with applicable franchise registration and disclosure laws may result in a franchisee’s right to rescind its franchise agreement and damages, pursuant to the terms of its franchise agreement, and may result in investigations or actions from federal, state or local franchise authorities, civil fines or penalties and stop orders, among other remedies.

We are also subject to franchise relationship laws in a number of jurisdictions that regulate many aspects of the franchise relationship including, depending upon the jurisdiction, renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes may be resolved, discrimination and franchisees’ right to associate, among others. Our failure to comply with such franchise relationship laws could result in fines, damages and our inability to enforce franchise agreements where we have violated such laws. Any non-compliance on our part could result in liability to franchisees and regulatory authorities, inability to enforce our franchise agreements and a reduction in our anticipated franchise fee revenue, which in turn may materially and adversely affect our business and results of operations.

We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, and various other laws in the United States, Canada, Australia and other foreign jurisdictions governing such matters as minimum-wage requirements, overtime and other working conditions. A number of our franchisees’ employees may be paid at rates related to the U.S. federal or state minimum wage, and the U.S. federal and/or state minimum wage may increase. Any increases in labor costs might result in our franchisees inadequately staffing studios. In addition, such increases in labor costs and other changes in labor laws could affect studio performance and quality of service, decrease franchise fee revenue and adversely affect our brand.

We and our franchisees’ operations and properties are subject to extensive federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Failure to comply with these legal requirements could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability, which could materially and adversely affect our business.

We and our franchisees are responsible for compliance with applicable laws that regulate the relationship between studios and their members. Many jurisdictions have consumer protection regulations that may limit the collection of membership dues or fees prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for studios, govern member rights in the event of a member relocation or disability, provide for specific member rights when a studio closes or relocates, or preclude automatic membership renewals. Our franchisees’ failure to comply fully with these rules or requirements may subject us or our franchisees to fines, penalties, damages and civil liability, or result in membership contracts being void or voidable. In addition, any changes to such laws or in their interpretation could individually or in the aggregate cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

Uncertainty in the law with respect to the assignment of liabilities in the franchise business model could adversely impact our profitability.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions, or liabilities of its franchisees, whether with respect to the franchisees’ employees or otherwise. In the last several years, this principle has been the subject of differing and inconsistent interpretations at the National Labor Relations Board and in the courts, and the question of whether a franchisor can be held liable for the actions or liabilities of a franchisee under a vicarious liability theory, sometimes called “joint employer,” has become highly fact dependent and generally uncertain. A determination that we are a “joint employer” with our franchisees or that our franchisees are part of one unified system subject to joint and several liability could subject us and/or our franchisees to liability for employment-related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our results of operations. Additionally, in certain jurisdictions, including Australia, we may be liable if our franchisees fail to comply with employment and work health safety legislation. Any finding that we are liable for such non-compliance could adversely affect our business, results of operations and financial condition.

We are subject to a variety of additional risks associated with our franchisees.

Our franchise business model subjects us to all of the risks described above and a number of other risks, any one of which may impact our franchise fee revenue collected from our franchisees, may harm the goodwill associated with our brand and may materially and adversely impact our business and results of operations. Additional risks include the following:

Franchisee litigation; effects of regulatory efforts.    We and our franchisees are subject to a variety of litigation risks, including, but not limited to, member claims, personal injury or wrongful death claims, vicarious liability claims, litigation with or involving our relationship with franchisees, litigation alleging that the franchisees are our employees or that we are the co-employer of our franchisees’ employees, employee allegations against the franchisee or us of improper termination, sexual harassment or hostile work environment allegations, discrimination or employee classification, landlord/tenant disputes and intellectual property claims, among others. Each of these claims may increase costs, reduce the execution of new franchise agreements and affect the scope and terms of insurance or indemnifications we and our franchisees may have. In addition, we and our franchisees are subject to various regulatory efforts to enforce employment laws, such as efforts to categorize franchisors as the co-employers of their franchisees’ employees, legislation to categorize individual franchised businesses as large employers for the purposes of various employment benefits, and other legislation or regulations that may have a disproportionate impact on franchisors and/or franchised businesses. Any of these changes could impose greater costs and regulatory burdens on franchising and negatively affect our ability to sell new franchises.

Franchisee insurance.    Our franchise agreements require each franchisee to maintain certain insurance types and levels of coverage. Losses arising from certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks, or franchisees may fail to procure the required insurance. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material adverse effect on a franchisee’s ability to satisfy its obligations under its franchise agreement or other contractual obligations, which could cause a franchisee to terminate its franchise agreement and, in turn, negatively affect our operating and financial results.

Franchise agreements and franchisee relationships.    Our franchisees develop and operate their studios under terms set forth in our franchise agreements. These agreements give rise to long-term relationships that involve a complex set of mutual obligations and mutual cooperation. We have a standard agreement that we typically use with our franchisees, but various franchisees have negotiated specific terms in these agreements. Furthermore, we may from time to time negotiate terms of our franchise agreements with individual franchisees or groups of franchisees. We seek to have positive relationships with our franchisees, based in part on our common understanding of our mutual rights and obligations under our agreements, to enable both the franchisees’ business and our business to be successful. However, we and our franchisees may not always maintain a positive relationship or always interpret our agreements in the same way. Our failure to have positive relationships with our franchisees could individually or in the aggregate (including as a result of franchisees forming an independent association of franchisees) cause us to change or limit our business practices, which may make our business model less attractive to our franchisees or our members.

While revenue from franchisees are not concentrated among one party or a small number of parties, the success of our business does depend in large part on our ability to maintain contractual relationships with franchisees in profitable studios. A typical franchise agreement has a five-year term. As of December 31, 2020, our largest franchisee group accounted for approximately 1% of our franchisees sold. If we fail to maintain or renew our contractual relationships on acceptable terms, or if one or more of these significant franchisees were to become insolvent or otherwise were unwilling to pay amounts due to us, our business, reputation, results of operations and financial condition could be materially and adversely affected.

Franchise agreement termination.    Each franchise agreement is subject to termination by us, as the franchisor, in the event of a default, generally after expiration of applicable cure periods, although, under certain circumstances, a franchise agreement may be terminated by us upon notice without an opportunity to cure. The default provisions under the franchise agreements are drafted broadly to provide that we may terminate the agreement in the event of a breach. Such breach may include, among other things, any failure by the franchisee to meet operating standards and franchisee actions that may threaten the licensed intellectual property. In some regions in which we operate, a franchisee may have a right to terminate its franchise agreement under certain circumstances.

Franchisee turnover.    There can be no guarantee of the retention in the future of any franchisees, including the top performing franchisees, or that we will maintain the ability to attract, retain and motivate sufficient numbers of franchisees of the same caliber. The quality of existing franchisee operations may be diminished by factors beyond our control, including franchisees’ failure or inability to hire or retain qualified managers and other personnel. Training of managers and other personnel may be inadequate. These and other such negative factors could materially and adversely affect our business.

Bankruptcy of franchisees.    A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement(s). In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreement(s), development area(s) and/or franchisee lease/sublease pursuant to Section 365 under the U.S. bankruptcy code or similar laws in other countries, in which case there would be no further franchise fee payments from such franchisee, and we may not ultimately recover those payments in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

Franchisee changes in control.    Our franchises are operated by independent business owners. Although we have the right to approve franchise owners, and any transferees, it can be difficult to predict in advance whether a particular franchise owner will be successful. If an individual franchise owner is unable to successfully establish, manage and operate the studio, the performance and quality of service of the studio could be adversely affected, which could reduce memberships and negatively affect our franchise fee revenue and brand image. Although our agreements prohibit “changes in control” of a franchisee without our prior consent as the franchisor, a franchise owner may desire to transfer a studio to a transferee franchisee. In addition, our franchise agreements in several regions, including the United States, provide that in the event of the death or disability of a franchisee (if a natural person) or a principal of a franchisee entity, the executors and representatives of the franchisee are required to transfer the relevant franchise agreements to a successor franchisee approved by the franchisor. In any transfer situation, the transferee may not be able to perform the former franchisee’s obligations under the franchise agreement and successfully operate the applicable studio. In such a case, the performance and quality of service of such studio could be adversely affected, which could also reduce memberships and negatively affect our franchise fee revenue and brand image.

Some of our franchisees are operating entities.    Franchisees may be natural persons or legal entities. Our franchisees that are operating companies (as opposed to limited purpose entities) are subject to business, credit, financial and other risks, which may be unrelated to the operation of their studios. These unrelated risks could materially and adversely affect a franchisee that is an operating company and its ability to service its members and maintain studio operations while making franchise fee payments, which in turn may materially and adversely affect our business and results of operations.

Risks Related to our Brand and Strategy

Our success depends substantially on the value of our brand.

Our success is dependent in large part upon our ability to maintain and enhance the value of our brand, including our studio members’ connection to our brand. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Our reliance on social media as a marketing strategy makes us particularly susceptible to widespread negative publicity.

Incidents which could damage our brand may relate to our policies, the way we manage our relationships with our franchisees, our growth strategies, our development efforts or the ordinary course of our or our franchisees’ businesses. Other incidents that could be damaging to our brand may arise from events that are or may be beyond our control, such as:

•	actions taken (or not taken) by one or more franchisees or their employees relating to health (including responses to the COVID-19 pandemic), safety, welfare or otherwise;

•	data security breaches or fraudulent activities associated with our and our franchisees’ electronic payment systems;

•	litigation and legal claims;

•	third-party misappropriation, dilution or infringement or other violation of our intellectual property;

•	illegal activity targeted at us or others; or

•	conduct by individuals affiliated with us which could violate ethical standards or otherwise harm the reputation of our brand.

Consumer demand for our studios and our brand’s value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our studios, which would likely result in fewer memberships sold or renewed. If studio memberships decline, prospective franchisees may not open new studios, existing franchisees may not renew their franchise agreements and studio sales may decline, all of which would lower franchise fee revenue, which in turn could materially and adversely affect our business, results of operations and financial condition.

Our marketing strategy relies on the use of social media platforms and any negative publicity on such social media platforms may adversely affect the public perception of our brand which in turn could have a material and adverse effect on our business, results of operations and financial condition and the market price of shares of our common stock. In addition, our use of social media could subject us to fines or other penalties.

We rely on social media marketing, through Instagram, YouTube and Facebook, as a means to engage with our existing members as well as attract new members. Existing and new members alike interact with the brand both organically, through posts by the F45 Training community, as well as through dedicated F45 Training social media accounts. While the use of social media platforms allows us access to a broad audience of consumers and other interested persons, our use of, and reliance on, social media as a key marketing tool exposes us to significant risk of widespread negative publicity. Social media users generally have the ability to post information to social media platforms without filters or checks on accuracy of the content posted. Information concerning us or our brand may be posted on such platforms at any time. Such information may be adverse to our interests or may be inaccurate, each of which can harm our reputation and value of our brand. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our studios, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our studios. Social media platforms may be used to attack us, our information security systems and our reputation, including through use of spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial of service attacks, password attacks, “Man in the Middle” attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. As such, the dissemination of information on social media platforms and other online platforms could materially and adversely affect our business, results of operations and financial condition, regardless of the information’s accuracy.

In addition, our use of social media platforms as a marketing tool could also subject us to fines or other penalties. As laws and regulations, including those from the Federal Trade Commission, or FTC, and enforcement rapidly evolve to govern the use of these platforms, the failure by us, our employees, our franchisees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could materially and adversely impact our and our franchisees’ business, results of operations and financial condition or subject us to fines or other penalties.

If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

A principal component of our marketing program has been to collaborate with high-profile marketing partners, such as Mark Wahlberg, to help us extend the reach of our brand. We have entered into partnerships with several additional high profile individuals. Although we have collaborated with several well-known partners in this manner, we may not be able to attract and collaborate with new marketing partners in the future, including those who we are in current discussions with. In addition, if the actions of our partners were to damage their or our reputation, our partnerships may be less attractive to our current or prospective members. These relationships are also dependent on a positive working relationship between us and our partners. If a dispute arises between us and any of our partners, or if the relationship becomes damaged, the partnership may not be successful and could threaten our ability to continue entering into successful high-profile collaborations in the future. Further, we invest part of our marketing spend to attract these high-profile partners, and we anticipate that securing such partnerships will require significant equity grants, as is contemplated by partnerships that we are currently pursuing. Even after such significant investment, these partnerships may prove ineffective and fail to extend the reach of our brand. They may also have varying effects, if any, on the perception of the brand. Any of these failures by us or our partners could materially and adversely affect our business and revenue.

Our ability to continue to expand our ancillary product offerings is uncertain, and these new business lines are subject to risks.

We currently plan to continue the long-term growth of our business by, in part, capitalizing on member engagement by enhancing our offering of health and fitness related-related products, such as footwear and apparel, prepared meal plans, nutrition and supplements, and wearables, such as our patented LionHeart heart rate monitor, across our global network of studios. Because all of these offerings are currently in the planning stages or relatively new, it is difficult for us to anticipate the level of sales they may generate. Further, the market for such products is highly saturated and subject to consumer preferences, which may change from time to time. Certain product offerings, like prepared meals, nutrition and supplements, are also subject to unique risks like contamination and food-borne illnesses, and require certain food safety programs and compliance with food and health regulatory regimes. Such risks and added compliance could have a material impact on our business. There is no guarantee that our members will embrace our expanded ancillary product offerings or that we will be able to execute this growth strategy.

Risks Related to Intellectual Property

We depend upon third-party licenses for the use of music to supplement our workouts and workout tutorials. An adverse change to, loss of, or claim that we or our franchisees do not hold necessary licenses may have an adverse effect on our business, results of operations and financial condition.

We use music to supplement our workouts. To secure the rights to use music to supplement our workouts and workout tutorials, we or our franchisees generally must obtain licenses from rights holders such as record labels, music publishers, performing rights organizations, collecting societies, artists and other copyright owners or their agents.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex and evolving legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed and by whom. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from us. Our relationship with certain rights holders may deteriorate. Artists and/or artist groups may object and may exert public or private pressure on rights holders to discontinue or to modify license terms. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

We require our franchisees to secure certain music licenses to use music in our studios and to supplement our workouts. Any failure to secure such licenses or to comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

We or our franchisees generally need to obtain public performance licenses for the use of musical compositions in our studios and to supplement our workouts. In the United States, public performance rights for musical compositions are secured from music publishers, individual artists, or, more typically, through intermediaries known as performing rights organizations, or PROs, which (a) issue blanket licenses to copyright users for the public performance of compositions in their repertory, (b) collect royalties under those licenses, and (c) distribute such royalties to copyright owners. We require our franchisees to enter into and maintain requisite licenses for their use of musical compositions with our workouts from the appropriate PROs. We currently do not maintain such licenses. The royalty rates available from PROs today may not be available in the future. Licenses provided by two PROs, ASCAP and BMI, currently are governed by consent decrees, which were agreements between each of the two PROs, on the one hand, and by the U.S. Department of Justice, on the other hand, in an effort to curb anti-competitive conduct. Removal of, or changes to the terms or interpretation of, these agreements, could affect our franchisees’ ability to obtain licenses from these PROs on current and/or otherwise favorable terms, which could harm our business, results of operations and financial condition.

Additionally, licenses with PROs and collecting societies may not provide full coverage for performance of all of the musical compositions which we use in our studios in the countries in which we operate or which we may operate in the future. Some publishers, songwriters and other rights holders choose not to be represented by PROs or collecting societies, adversely affecting our ability to secure licensing arrangements for musical compositions that such rights holders own or control.

In addition to public performance licenses, we generally may need to obtain additional music licenses in connection with the musical ‘daily mixes’ that we share with our franchisees. Any failure to obtain such licenses or to comply with the terms and conditions of such licenses may lead to third party claims or lawsuits and/or have an adverse effect on our business.

In addition to the licenses secured by our franchisees, we generally may need to obtain additional licenses from rights holders of musical compositions and sound recordings, which may include individual artists, record labels, PROs and/or music publishers and administrators. We note that we cannot compel any such rights holders to license their music to us, and the licenses we are able to obtain may not cover every right that we need. We also note that identifying all rights holders for a given musical work can be challenging and, given the high level of content concentration in the music industry, the market power of a few licensors and the lack of transparent ownership information for compositions and sound recordings, we may be unable to license a large amount of music or the music of certain popular artists, which could harm our business, results of operations and financial condition.

We received a demand letter alleging possible infringement of certain compositions and recordings from Universal Music Group, with whom we have entered into a tolling agreement and have ongoing discussions. We have previously received demand letters from the Australasian Performing Right Association and the Australian Mechanical Copyright Owners-Society, or APRA AMCOS, and the Phonographic Performance Company of Australia Ltd., or the PPCA, and entered into licensing arrangements with these rights holders. There can be no assurance that we will not have to go through a similar process with other rights holders. Further, there can be no assurance that any licensing arrangements entered into with APPRA AMCOS, PPCA or any other rights holder will address or eliminate potential liability for prior infringements or violations of rights.

Although we seek to comply with the statutory, regulatory and judicial frameworks with respect to the use of music in our studios and to supplement our workouts and workout tutorials, we cannot guarantee that we or our franchisees currently hold, or will always hold, every necessary right to use all of the music that is used in connection with our workouts and workout tutorials, and we cannot assure you that neither we nor our franchisees are infringing or violating any third-party intellectual property rights or that we or our franchisees will not do so in the future.

These challenges, and others concerning the use of music in connection with our workouts and workout tutorials, may subject us to significant music royalty payments and significant liability for copyright infringement, breach of contract or other claims, which may materially and adversely affect our business.

Our intellectual property rights, including patents, trademarks and trade names, may be infringed, misappropriated or challenged by others.

Our brand and related intellectual property are important to our continued success. We seek to protect our patents, trademarks, trade names, copyrights and other intellectual property by exercising our rights under applicable state, provincial, federal and international laws. Policing unauthorized use and other violations of our intellectual property rights is difficult and the steps we take may not prevent misappropriation, infringement or other violations of our intellectual property. In November 2019, we filed a statement of claim against BodyFit Training Company Pty Ltd. in Federal Court of Australia, New South Wales, for infringement of our technology patents. BodyFit Training Company Pty Ltd filed a counter claim to invalidate certain of our patents. We also filed in September 2020, a complaint against BodyFit Training USA Inc. in United States District Court for the District of Delaware for patent infringement. If we are unable to successfully protect such patents or our other intellectual property rights for any reason, or if any third party (including BodyFit Training or its affiliates) misappropriates, dilutes or infringes our intellectual property, the value of our brand may be harmed, which could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause membership levels to decline or make it more difficult to attract new members.

We may also from time to time be required to initiate litigation, as is the case with BodyFit Training and its affiliates to enforce our patents, trademarks, service marks and other intellectual property. Third parties may also assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, which could lead to litigation against us. Litigation is inherently uncertain and could divert the attention of management, result in substantial costs and diversion of resources and negatively affect our membership sales and profitability regardless of whether we are able to successfully enforce or defend our rights.

We face risks, such as unforeseen costs and potential liability in connection with content we produce, license and distribute through our content delivery platform.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we produce, license and distribute. We also may face potential liability for content used in promoting our studios and workouts, including marketing materials. We may decide to remove content from our workouts, not to place certain content in our studios, or to discontinue or alter our production of certain types of content if we believe such content might not be well received by our members or could be damaging to our brand and business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our studios, or if we become liable for content we produce, license or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims, which may materially and adversely affect our business.

Risks Related to Technology and Privacy

We and our franchisees rely heavily on information systems, and any material failure, interruption or weakness may prevent us from effectively operating our business and damage our reputation.

We and our franchisees increasingly rely on information systems, including our technology-enabled platform through which we distribute workouts to our global franchisee base, point-of-sale processing systems and other information systems managed by third parties, to interact with our franchisees and members, book workouts and collect, maintain and store member information, billing information and other personally identifiable information, including for the operation of studios, collection of cash, legal and regulatory compliance, management of our supply chain, accounting, staffing, payment of obligations, ACH transactions, credit and debit card transactions and other processes and procedures. Our and our franchisees’ ability to efficiently and effectively manage our respective businesses depends significantly on the reliability and capacity of these systems, and any potential failure of third parties to provide quality uninterrupted service is beyond our control.

Our and our franchisees’ operations depend upon our ability, and the ability of our franchisees and third-party service providers (as well as their third-party service providers), to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, denial-of-service attacks and other disruptions. The failure of these systems to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow, a breach in security or other unanticipated problems, could result in interruptions to or delays in our business and member service and reduce efficiency in our operations. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, operational delays due to the learning curve associated with using a new system, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. If our information systems, or those of our franchisees and third-party service providers (as well as their third-party service providers), fail and our or our partners’ third-party back-up or disaster recovery plans are not adequate to address such failures, our revenue and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

The failure to successfully implement our new enterprise resource planning, or ERP, system could adversely impact our business and results of operations.

We are currently in the process of implementing a new ERP system to handle the business and financial processes within our operations and corporate functions. The ERP system is a system of integrated applications used to manage our business and automate many functions related to financial reporting, human resources and other services. We expect the implementation to be completed in 2021. ERP implementations are complex and time-consuming projects that require transformations of business and finance processes, and any such transformations involve risks inherent in conversion to a new system. These risks include loss of information, the compromise of data integrity and control systems and the potential disruption to our normal business operations and financial reporting processes. The implementation process may be disruptive if the ERP system does not work as planned or if we experience issues relating to the implementation. We also may need to hire consultants or additional personnel for the implementation and post-implementation activities, which can continue for multiple years.

Following implementation of the ERP system, we may experience periodic or prolonged disruption to its financial functions arising out of the system conversion, general use of the system, other periodic upgrades or updates, or other external factors that are outside of our control. Additionally, if the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected and our ability to assess those controls adequately could be delayed. If we experience interruptions in service or operational difficulties as a result of the implementation, and are unable to effectively manage our business during or following the implementation of the ERP system, our business, financial condition and results of operations could be harmed.

If we or our franchisees fail to properly maintain the confidentiality and integrity of our data, our reputation and business could be materially and adversely affected.

In the ordinary course of business, we and our franchisees transmit and collect studio member and employee data, including home address, gender, dates of birth and other highly sensitive personally identifiable information in information systems that we maintain and in those maintained by franchisees and third parties with whom we contract to provide services. We also collect personal member information through the use of our LionHeart heart rate monitors. Some of these data are sensitive and could be an attractive target of a criminal attack by malicious third parties with a wide range of motives and expertise, including lone wolves, organized criminal groups, “hacktivists,” disgruntled current or former employees and others. The integrity and protection of member and employee data are critical to us.

Despite the security measures we have in place to comply with applicable laws and rules, our facilities and systems, and those of our franchisees and third-party service providers (as well as their third-party service providers), may be vulnerable to security breaches, acts of cyber terrorism or sabotage, vandalism or theft, computer viruses, loss or corruption of data or programming or human errors or other similar events. Furthermore, the size and complexity of our information systems, and those of our franchisees and our third-party vendors (as well as their third-party service providers), make such systems potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, franchisees or vendors, or from attacks by malicious third parties. Because such attacks are increasing in sophistication and change frequently in nature, we, our franchisees and our third-party service providers may be unable to anticipate these attacks or implement adequate preventative measures, and any compromise of our systems, or those of our franchisees and third-party vendors (as well as their third-party service providers), may not be discovered and remediated promptly. Changes in consumer behavior following a security breach or perceived security breach, act of cyber terrorism or sabotage, vandalism or theft, computer virus, loss or corruption of data or programming or human error or other similar event affecting a competitor, large retailer or financial institution may materially and adversely affect our business.

Additionally, the handling of personally identifiable information by our or our franchisees’ businesses is regulated at the federal, state and international levels. Federal, state and international agencies may also consider and implement from time to time new privacy and security requirements that apply to our businesses. Compliance with contractual obligations and evolving privacy and security laws, requirements and regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models and the development of new administrative processes. They also may impose further restrictions on our handling of personally identifiable information that are housed in one or more of our or our franchisees’ databases, or those of our third-party service providers. Actual or perceived noncompliance with privacy laws or an actual or perceived security breach involving the misappropriation, loss or other unauthorized disclosure of personal, sensitive or confidential information, whether by us or by one of our franchisees or vendors, could have material adverse effects on our and our franchisees’ business, operations, brand, reputation and financial condition, including decreased revenue, material fines and penalties, litigation, increased financial processing fees, compensatory, statutory, punitive or other damages, adverse actions against our licenses to do business and injunctive relief by court or consent order. Despite our efforts, the handling of personally identifiable information may not be in compliance with applicable law, or this information could be disclosed or lost due to a hacking event or unauthorized access to our information system, or through publication or improper disclosure, any of which could affect the value of our brand.

The occurrence of cyber incidents, or a deficiency in cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of confidential information, and/or damage to our employee and business relationships and reputation, all of which could harm our brand and our business.

We could be subject to a cyber-incident or other adverse event that threatens the confidentiality, integrity or availability of information resources, including intentional attacks or unintentional events where parties gain unauthorized access to systems to disrupt operations, corrupt data or steal confidential information about customers, franchisees, vendors and employees. A number of retailers and other companies have recently experienced serious cyber incidents and breaches of their information technology systems. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. The three primary risks that could directly result from the occurrence of a cyber-incident include operational interruption, damage to the relationship with members and franchisees and private data exposure, which each in turn could create additional risks and exposure.

In the ordinary course of business, we and our franchisees transmit and collect personally identifiable data regarding our members. We also maintain important internal company data, such as personally identifiable information about our employees and franchisees and information relating to our operations. Our use of personally identifiable information is regulated by foreign, federal and state laws, as well as by certain third-party agreements. As privacy and information security laws and regulations and contractual obligations with third parties evolve, we may incur additional costs to ensure that we remain in compliance with those laws and regulations and contractual obligations. If our security and information systems are compromised or if our employees or franchisees fail to comply with these laws, regulations, or contract terms, and this information is obtained by unauthorized persons or used inappropriately, it could materially and adversely affect our reputation and could disrupt our operations and result in costly litigation, judgments, or penalties arising from violations of federal and state laws and payment card industry regulations.

Under certain laws, regulations and contractual obligations, a cyber-incident could also require us to notify customers, employees or other groups of the incident or could result in adverse publicity, loss of sales and profits, or an increase in fees payable to third parties. We could also incur penalties or remediation and other costs that could materially and adversely affect the operation of our business and results of operations.

We are subject to payment processing risk.

We and our franchisees use third parties to process payments from our members for our products and services. In addition, we use third parties to process payments from our franchisees. To the extent there are disruptions in the payment processing systems that we and our franchisees use, such as delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue and results of operations could be adversely impacted. Further, if the third party processors we and our franchisees use become unwilling or unable to continue processing payments on our or their behalf, we and our franchisees would have to find alternative methods of collecting payments, which could adversely impact member retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could harm our business.

We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Suppliers and Supply Chain

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could materially and adversely affect our revenue and gross profit.

Equipment and certain products and services used in our studios, including our exercise equipment, components of our tech packs and point-of-sale software and hardware, are sourced from third-party suppliers. We purchase substantially all of our gym equipment from a single supplier in China. In addition, we rely on third-party suppliers to manage and maintain our websites and online membership processes. Although we believe that adequate substitutes are currently available, we depend on these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality supplies and services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers’ operations could impact our supply chain and our ability to service our existing studios and open new studios on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we or our franchisees require to open new and refurbish existing studios, our suppliers encounter difficulties meeting our and our franchisees’ demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, or there is damage to the value of one or more of our vendors’ brands, our ability to serve our members and grow our brand would be interrupted. If any of these events occurs, it could have a material adverse effect on our business and operating results.

Increases in tariffs and trade restrictions on equipment we source from China could have an adverse impact on our business, results of operations and financial condition.

We purchase substantially all of our gym equipment from a single supplier in China. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain goods and materials. For example, the United States has imposed tariffs on specified products imported from China following the U.S. Trade Representative Section 301 Investigation. These tariffs have had and may have an even greater impact on the cost of our gym equipment depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China, including our gym equipment and equipment included in our World Packs. Increases in the cost of our gym equipment, including that included in our World Packs, could have a material effect on our gross margins as we may not be able to pass such costs onto our franchisees. In addition, if trade tensions between the United States and China continue to escalate, we may experience delays or disruptions in the delivery of our gym equipment to our franchisees, which could adversely impact our business, results of operations and financial condition.

We have limited control over our suppliers, manufacturers and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers and logistics partners, which subjects us to risks, such as the following:

•	inability to satisfy demand for our World Pack products or other products or services that we currently offer in studios or may offer in the future;

•	reduced control over delivery timing and product reliability;

•	reduced ability to monitor the manufacturing process and components used in our World Pack products and other products;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	price increases;

•	failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market or other reasons;

•	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers or logistics partners;

•	shortages of materials or components;

•	misappropriation of our intellectual property;

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exposure to natural catastrophes, political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our World Pack products and other products are manufactured or the components thereof are sourced;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers and logistics partners are located;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

•	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on our subsidiaries’ and our franchisees’ future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity. We can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The terms of our indebtedness could adversely affect our business.

We are party to (i) a senior secured Credit Agreement, dated as of September 18, 2019, or, as amended by the First Amendment to Credit Agreement dated June 23, 2020 and the Second Amendment to Credit Agreement dated October 6, 2020, the Secured Credit Agreement, with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $7 million revolving credit facility, or the Revolving Facility, and a $35 million term loan facility, or the Term Facility, (ii) a Subordinated Credit Agreement, or the Subordinated Credit Agreement, with Alter Domus (US) LLC, as Administrative Agent and Australian Security Trustee, and the lenders party thereto, consisting of a $125.0 million term loan facility, or the Subordinated Term Facility and (iii) a Subordinated Convertible Credit Agreement, or the Convertible Credit Agreement, with certain holders party thereto, pursuant to which we issued $100.0 million of convertible notes. The Secured Credit Agreement, the Subordinated Credit Agreement and the Convertible Credit Agreement contain restrictive covenants that, among others, limit our ability to:

•	pay dividends and make distributions and repurchase stock;

•	engage in transactions with affiliates;

•	create liens;

•	incur indebtedness not under the Secured Credit Agreement;

•	engage in sale-leaseback transactions;

•	make investments;

•	make loans and guarantee obligations of other persons;

•	enter into swap agreements;

•	amend material agreements and organizational documents and enter into agreement affecting ability to pay dividends;

•	maintain or contribute to a defined employee benefit plan or arrangement that is not subject to the laws of the U.S.; and

•	sell or dispose of all or substantially all of our assets and engage in specified mergers or consolidations.

In addition, the Secured Credit Agreement and the Subordinated Credit Agreement contain certain financial covenants, including the maintenance of a consolidated total leverage ratio and a consolidated fixed charge coverage ratio. Our ability to borrow under the Revolving Facility depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet these financial covenants. We cannot assure you that we will meet these financial covenants in the future, or that the lenders will waive any failure to meet these financial covenants.

Our obligations to the holders of our Senior Credit Agreement and Subordinated Credit Agreement are secured by a security interest in substantially all of our assets, if we default on those obligations, the holders of such indebtedness could foreclose on our assets.

Our obligations under the Secured Credit Agreement and the related transaction documents are secured on a first lien basis by a security interest in substantially all of our assets, and our obligations under the Subordinated Credit Agreement are secured on a second lien basis by a security interest in substantially all of our assets. As a result, if we default on our obligations under the Senior Credit Agreement or the Subordinated Credit Agreement, the collateral agent on behalf of the lenders could foreclose on the security interests and liquidate some or all of our assets, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations and you may lose all or part of your investment.

Risks Related to Our Common Stock and This Offering

There is currently no public market for shares of our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has been no market for shares of our common stock. Although we have been approved to list our common stock on the NYSE under the symbol “FXLV” an active trading market for our common stock may never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares.

In addition, we currently anticipate that up to 3% of the shares of common stock offered hereby by us will, at our request, be offered to retail investors through Robinhood Financial, LLC, or Robinhood, as a selling group member, via its online brokerage platform. Robinhood is a platform that has only recently been used for initial public offerings, and there may be risks associated with the use of the Robinhood platform that we cannot foresee, including risks related to the technology and operation of the platform, and the publicity and the use of social media by users of the platform that we cannot control.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We, the selling stockholder and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	additional impacts on our business from the COVID-19 pandemic;

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us, our competitors or our vendors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Our current major stockholders will continue to have significant control over our company after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control.

Our current major stockholders will continue to have significant control over our company after this offering, which could limit your ability to influence the outcome of matters subject to stockholder approval, including a change of control. These stockholders, including certain of our directors and executive officers, will beneficially own approximately 72.4% of our outstanding common stock after this offering (or approximately 69.3% if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, after this offering, such stockholders, if they act together, will be able to influence or control matters subject to stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions, and would have the ability to control the management and affairs of our company. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and could affect the market price of our common stock.

We are an “emerging growth company” and a “smaller reporting company” and as a result of the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined under the Exchange Act. As an emerging growth company and a smaller reporting company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our voting and non-voting common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th (and we have been a public company for at least 12 months and have filed at least one annual report on Form 10-K). For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	extended transition periods for complying with new or revised accounting standards;

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

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exemption from complying with any requirement that may be adopted by the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We are also a “smaller reporting company,” as defined in the Exchange Act, and we will remain a smaller reporting company until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is more than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosure and have certain other reduced disclosure obligations, including, among other things, being required to provide only two years of audited financial statements and not being required to provide selected financial data, supplemental financial information or risk factors.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies and smaller reporting companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our shares price may be more volatile.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among the selling stockholder, the underwriters and us. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is similar;

•	market valuations of those companies;

•	our capital structure;

•	general conditions of the securities markets at the time of this offering; and

•	other factors that we and they deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

Participation in this offering by one or more funds affiliated with Caledonia could reduce the public float for our shares of common stock.

One or more funds affiliated with Caledonia have indicated an interest in purchasing an aggregate of up to $100.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Caledonia could determine to purchase more, less or no shares in this offering or the underwriters could determine to sell more, less or no shares to one or more funds affiliated with Caledonia. The underwriters will receive the same discount on any of our shares of common stock purchased by one or more funds affiliated with Caledonia as they will from any other shares of common stock sold to the public in this offering.

If one or more funds affiliated with Caledonia are allocated all or a portion of the shares in which it has indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if such entities hold these shares long term.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts.

Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. In the event securities or industry analysts initiated coverage, and one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $15.43 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. See “Dilution” for more detail.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Pursuant to our certificate of incorporation and bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 90,246,682 shares of common stock. This includes 18,750,000 shares that we are selling in this offering, as well as the 1,562,500 shares that the selling stockholder is selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options and no exercise of the underwriters’ option to purchase additional shares from us. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” section of this prospectus.

We also intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, to register all shares of common stock that we may issue under our 2021 Plan, as well as the resale of 2,738,648 shares of common stock underlying RSUs held by Mr. Wahlberg. We expect that the initial registration statement on Form S-8 will cover 7,738,648 shares. In addition, we are party to a stockholders agreement with certain investors that provides for demand registration rights that could require us in the future to file registration statements in connection with sales of our stock by such investors. Such sales could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. However, the lapse or waiver of the lock up restrictions discussed above or any sale or perception of a possible sale by our stockholders, and any related decline in the market price of our common stock, could impair our ability to raise capital. Separately, additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and their ability to make payments, directly or indirectly, to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, results of operations and financial condition.

Our management will have broad discretion in the use of the net proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, financial condition and prospects could be harmed, and the market price for our common stock could decline.

Risks Related to Provisions in Our Charter Documents

Provisions of our organizational documents could make an acquisition of our business more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our amended and restated certificate of incorporation and bylaws that will be in effect on the closing of this offering will contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include:

•	a classified board of directors, with members of each class serving staggered three-year terms, and the ability of stockholders to remove directors only for cause;

•	advance notice requirements for stockholder proposals and director nominations;

•	the ability of the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

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the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•	no cumulative voting in the election of directors;

•	limitations on the ability of stockholders to call special meetings and to take action by written consent; and

•	supermajority vote for stockholders to amend our amended and restated certificate of incorporation or amended and restated bylaws.

In addition, Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder.”

Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation which will become effective prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the DGCL;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws;

•	any action asserting a claim governed by the internal affairs doctrine.

shall be the Court of Chancery of the State of Delaware (or another state court or the federal court located within the State of Delaware if the Court of Chancery does not have or declines to accept jurisdiction), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, and operating results. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Risks Related to Our Global Operations

Economic, political and other risks associated with our international operations could adversely affect our profitability and international growth prospects.

As of June 30, 2021, we had 2,801 Total Franchises Sold in 63 countries around the world. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will increase the impact of these risks. These risks include, among others:

•	inadequate brand infrastructure within foreign countries to support our international activities;

•	inconsistent regulation or sudden policy changes by foreign agencies or governments;

•	the collection of royalties from foreign franchisees;

•	difficulty of enforcing contractual obligations of foreign franchisees;

•	increased costs in maintaining international franchise and marketing efforts;

•	problems entering international markets with different cultural bases and consumer preferences;

•	political and economic instability of foreign markets;

•	compliance with laws and regulations applicable to international operations, such as the Foreign Corrupt Practices Act and regulations promulgated by the Office of Foreign Asset Control;

•	actual or perceived threats to public health due to the COVID-19 pandemic;

•	fluctuations in foreign currency exchange rates; and

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operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights.

As a result, new studios facing these risks in international markets may be less successful than studios in our existing markets. Further, effectively managing growth can be challenging, particularly as we continue to expand into new international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our mission and standards.

Fluctuations in currency exchange rates could negatively impact our business.

We transact business in various currencies other than the U.S. dollar and have significant royalties and expenses denominated in currencies other than the U.S. dollar, subjecting us to currency exchange rate risks. A substantial portion of our international royalties and expenses are denominated in local currencies, including Australian dollars, euros, British pounds, Canadian dollar and Singaporean dollar, which fluctuate against the U.S. dollar. Since we derive significant royalties from our international operations, but incur the majority of our costs in the United States, the impact of foreign currency fluctuations, particularly the strengthening of the U.S. dollar, may have an asymmetric and disproportional impact on our business.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain technologies. Our products may be subject to U.S. export controls, which may require submission of a product classification and annual or semi-annual reports. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries altogether.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be provided to those targets or provided by our members. Any such provision could have negative consequences, including government investigations, penalties, reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, results of operations and financial condition.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the Foreign Corrupt Practices Act, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti- money laundering laws in countries in which we conduct activities. These laws that prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our employees, contractors and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results and prospects. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

General Risks

We have identified certain material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In the course of preparing our financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to a failure to properly design our financial closing and reporting process to record, review and monitor compliance with generally accepted accounting principles for transactions on a timely basis. This includes an inadequate level of precision in management’s reviews of accounting documentation and journal entries, including a lack of evidence to support that a review had been performed. In addition, a lack of segregation of duties existed in certain key financial reporting processes, including a lack of separation between the preparer and reviewer of journal entries; individual users with administrative access to the general ledger, billing and payroll systems also having access to post journal entries; and insufficient implementation of the automated approval hierarchy for invoices in our billing system to ensure reviews were being performed by the appropriate personnel. Lastly, a lack of formal documentation of policies and internal controls being followed by us existed, including, but not limited to, entity-level controls involving risk assessment procedures and conclusions, tools to prevent a cybersecurity breach and controls designed to prevent or detect fraud. We have concluded that these material weaknesses in our internal control over financial reporting occurred because, prior to this offering, we were a private company and did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

We believe we have taken the necessary actions to substantially address each of the material weaknesses discussed above, and we plan to take additional steps to improve our accounting function. However, we may not be able to fully remediate these material weaknesses until it can be confirmed that such remedial measures have been operating effectively for a sufficient period of time. Further, we cannot assure you that any such actions will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Our planned growth could place strains on our management, employees, information systems and internal controls, which may materially and adversely impact our business.

Over the past several years, we have experienced significant growth in our business activities and operations, including an increase in the number of system-wide studios. Our past expansion has placed, and our planned future expansion may place, significant demands on our administrative, operational, financial and other resources. Any failure to manage growth effectively could seriously harm our business. To be successful, we will need to continue to implement and improve our management information systems and our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, legal, human resources, risk management, marketing, technology, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention, and we may not realize a return on our investment. In addition, we believe the culture we foster at our studios is an important contributor to our success. However, as we expand, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our expanded operations. These risks may be heightened as our business continues to scale. Our failure to successfully keep pace with our planned expansion of studios could materially and adversely impact our business.

We and our franchisees could be subject to claims related to health and safety risks to members that arise at our studios.

Use of our studios poses potential health and safety risks to members or guests through physical exertion and use of our services and facilities, including exercise equipment. Certain of such risks have been exacerbated as a result of COVID-19. Claims have been and in the future might be asserted against our franchisees and us for injuries suffered by or death of members or guests while exercising and using the facilities at a studio. We may not be able to successfully defend such claims, and any such claims could materially damage our brand and the public perception of our brand. We also may not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against such potential claims. In the past, we may not have maintained the level of general liability insurance coverage appropriate for a business of our scale, and historical claims may be brought against us. Depending upon the outcome of any such claims, whether historical or not, these matters may have a material adverse effect on our business, results of operations and financial condition.

We depend on our senior management team and other key employees, and the underperformance or loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, results of operations and financial condition.

Our success depends largely upon the continued services and performance of our senior management team and other key employees. We rely on our executives in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying growth opportunities and leading general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our training professionals and sports scientists in our F45 Athletics Department are also imperative to our success, and we rely on them to develop safe, effective and fun workouts for our members based on our algorithm. If we are unable to attract or retain creative and experienced training professionals and sports scientists, we may not be able to generate workout content on a scale or of a quality sufficient to retain or grow our membership base. The underperformance or loss of one or more of our executive officers or other key employees, including any of our training professionals or scientists, could have a serious adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. We might not be successful in maintaining our corporate culture and continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, results of operations and financial condition.

We have a limited operating history with which to evaluate and predict membership retention rates.

The majority of our members may cancel their subscriptions at any time. We have limited historical data with respect to rates of member membership renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future member renewal rates for a variety of reasons, such as members’ dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, or new offering introductions by us or our competitors. If our members do not renew their memberships, our revenue may decline and our business will suffer.

Furthermore, in the future, we may replace or modify current membership models, which could result in additional costs. It is unknown how our members will react to new membership models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new membership models adversely impacts our member relationships, then member retention, member growth, our business, results of operations and financial condition could be harmed.

Acquisitions may expose us to significant risks and additional costs.

Acquisitions involve risks that the businesses acquired will not perform as expected and that judgments concerning the value, strengths and weaknesses of acquired businesses will prove wrong. We may not accurately assess the value, strengths, weaknesses or potential profitability of an acquisition target, and our acquisition strategy for a particular business may prove to be unsuccessful or expose us to additional risks. We may become liable for certain unforeseen pre-acquisition liabilities of an acquired business, including, among others, tax liabilities, environmental liabilities, contingent liabilities and liabilities for employment practices, and these liabilities could be significant. In addition, an acquisition could result in the impairment of client relationships and other acquired assets such as goodwill. We may also incur costs and experience inefficiencies to the extent an acquisition expands the industries, products, markets or geographies in which we operate due to our limited exposure to and experience in a given industry, market or region. Acquisitions may require that we incur additional debt to finance the transaction, which could be substantial and limit our operating flexibility or, alternatively, acquisitions may require that we issue stock as consideration, which could dilute share ownership. Acquisitions can also involve post-transaction disputes regarding a number of matters, including a purchase price or working capital adjustment, earn-out or other contingent payments, environmental liabilities or other obligations. Any acquisition strategy will place significant demands on our management’s time, which may divert their attention from our day-to-day business operations, and may lead to significant due diligence and other expenses regardless of whether we pursue or consummate any acquisition. We may also not be able to manage our growth through acquisitions due to the number and the diversity of the businesses we acquire or for other reasons. If any of these risks were to occur, our business, financial condition and results of operations may be adversely affected.

Any inability to successfully integrate acquisitions, or realize their anticipated benefits, could have a material adverse effect on us.

Acquisitions will require that we integrate into our existing operations separate companies that historically operated independently or as part of another, larger organization, and had different systems, processes and cultures. Acquisitions may require integration of finance and administrative organizations and involve exposure to different legal and regulatory regimes in jurisdictions in which we have not previously operated.

We may not be able to successfully integrate any business we acquire, or may not be able to do so in a timely, efficient or cost-effective manner. Our inability to effectively complete the integration of new businesses on schedule and in an orderly manner could increase costs and lower profits. Risks involved with the successful integration of an acquired business include, but are not limited to:

•	diverting the attention of our management and that of the acquired business;

•	merging or linking different accounting and financial reporting systems and systems of internal controls and, in some instances, implementing new controls and procedures;

•	merging computer, technology and other information networks and systems, including enterprise resource planning systems;

•	assimilating personnel, human resources and other administrative departments and potentially contrasting corporate cultures;

•	incurring or guaranteeing additional indebtedness;

•	disrupting relationships with or losses of key clients and suppliers of our business or the acquired business;

•	interfering with, or loss of momentum in, our ongoing business or that of the acquired company;

•	failure to retain our key personnel or that of the acquired company; and

•	delays or cost-overruns in the integration process.

Our inability to manage our growth through acquisitions, including the integration process, and to realize the anticipated benefits of an acquisition could have a material adverse effect on our business, financial condition and results of operations.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our business, results of operations and financial condition.

Recent or future changes to U.S., UK, Australian and other foreign tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans and operational needs for headcount and physical infrastructure outside the United States. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, the United Kingdom and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our results of operations and financial condition. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., UK, Australian or other foreign tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and operating results may be adversely affected.

We are subject to obligations to collect and remit sales tax and other taxes, and we may be subject to additional obligations in other jurisdictions or to tax liability for past sales, which could adversely harm our business.

State and local jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our trainings in various jurisdictions is unclear. While we do not believe we are currently required to collect and remit sales or similar taxes on our equipment in any jurisdiction in which we are not already collecting such tax, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting sales, use, value added or other taxes on our equipment in those jurisdictions where we do not do so or have not historically done so, or that we have not collected the correct amount with respect to past taxes, could result in substantial tax liabilities and related penalties for past sales, discourage customers from purchasing our services or otherwise harm our business, results of operations and financial condition.

Our business is subject to the risk of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our headquarters is in Austin, Texas, and we have two additional global offices in Paddington, Australia and London, England. Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. The third-party systems and operations and manufacturers we rely on are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, results of operations and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory for us, including equipment and World Pack offerings, that house our servers, or from which we generate content. These disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could have an adverse effect on our business, results of operations and financial condition.

Our business faces various risks related to health epidemics, pandemics and similar outbreaks, which may materially and adversely affect our business, financial position, results of operations and cash flows.

Our business and financial results have been, and could be in the future, adversely affected by health epidemics, pandemics, and similar outbreaks impacting the markets and communities in which we and our customers, suppliers and franchisees operate. Despite our efforts to manage these matters, their ultimate effects also depend on factors beyond our knowledge or control, including the duration, severity, and recurrence of any outbreak and actions taken to contain its spread and mitigate its public health effects.

Our management team has limited experience managing a public company.

Most members of our management team, including our executive officers, have limited experience managing a publicly traded company, interacting with public company investors and analysts, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to increased pressure from the investment community, significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. If our management team fails to successfully manage these aspects of public company operations, such failure could have a material adverse effect on our business, investor confidence and the price of our shares.

These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the NYSE, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls and employees.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. In the course of preparing our financial statements for

2020, we identified three material weaknesses in our internal control over financial reporting. See “We have identified three material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.” If, in the future, we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors and qualified executive officers.

Furthermore, as a result of disclosure of information in this prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of our common stock.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue related reserves, fair value measurements including common stock valuations, useful lives of property plant and equipment, product warranty, goodwill and finite-lived intangible assets, accounting for income taxes, stock-based compensation expense and commitments and contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

•	our dependence on the operational and financial results of, and our relationships with, our franchisees and the success of their new and existing studios;

•	our ability to protect our brand and reputation;

•	our ability to identify, recruit and contract with a sufficient number of qualified franchisees;

•	our ability to execute our growth strategy, including through development of new studios by new and existing franchisees;

•	our ability to manage our growth and the associated strain on our resources;

•	our ability to successfully integrate any acquisitions, or realize their anticipated benefits;

•	the high level of competition in the health and fitness industry;

•	economic, political and other risks associated with our international operations;

•	changes to the industry in which we operate;

•	our reliance on information systems and our and our franchisees’ ability to properly maintain the confidentiality and integrity of our data;

•	the occurrence of cyber incidents or a deficiency in our cybersecurity protocols;

•	our and our franchisees’ ability to attract and retain members;

•	our and our franchisees’ ability to identify and secure suitable sites for new franchise studios;

•	risks related to franchisees generally;

•	our ability to obtain third-party licenses for the use of music to supplement our workouts;

•	certain health and safety risks to members that arise while at our studios;

•	our ability to adequately protect our intellectual property;

•	risks associated with the use of social media platforms in our marketing;

•	our ability to obtain and retain high-profile strategic partnership arrangements;

•	our ability to comply with existing or future franchise laws and regulations;

•	our ability to anticipate and satisfy consumer preferences and shifting views of health and fitness;

•	our business model being susceptible to litigation;

•	the increased expenses associated with being a public company; and

•	the other factors identified under the heading “Risk Factors” beginning on page 24 of this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. Our current expectations and projections about future events are based, in part, on the results of a survey that we conducted of our franchisees in July 2019 which only reflects data from prior to the outbreak of COVID-19. This survey was provided to the franchisees of all studios at the time that the survey was conducted and generated responses from franchisees representing approximately 57% of studios across our global network of studios. In generating the data, estimates and calculations derived from the information provided by these respondents, we excluded certain responses that were incomplete or that we determined to be significant outliers. As a result, while we believe that the data and other information related to our franchisees presented in this prospectus are accurate and reliable, such data and other information are based on responses provided by a limited respondent pool, which may not represent the broader network of franchisees, and that have not been independently verified by us or any independent sources. Such data also does not reflect any impacts on our business or franchisees from COVID-19 or otherwise after July 2019.

The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $275.9 million (or approximately $285.2 million if the underwriters exercise in full their option to purchase additional shares from us), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The selling stockholder will receive approximately $23.3 million in net proceeds from this offering (or approximately $59.3 million if the underwriters exercise in full their option to purchase additional shares from the selling stockholder), after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of our common stock by the selling stockholder. We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholder.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $190.6 million to repay indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan;

•

approximately $25.0 million to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business (see “Certain Relationships and Related Party Transactions — Flywheel Transaction”);

•

approximately $2.5 million to pay cash bonuses to certain of our employees, including certain of our executive officers, in connection with this offering (see “Certain Relationships and Related Party Transactions — IPO Bonuses” and “Executive Compensation — IPO Bonuses”);

•	approximately $5.6 million to pay expenses incurred in connection with this offering; and

•	the remainder for working capital and general corporate purposes.

The Term Facility bears interest in quarterly installments at 3.75% of the principal amount until September 30, 2021. Starting December 31, 2021 until the maturity date, the Term Facility bears quarterly interest at 5.00% of the principal amount. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022. The Revolving Facility bears interest at our option at a floating rate of LIBOR plus 1.5 percent or an alternate base rate plus 0.5 percent. We have currently elected to bear interest at LIBOR plus 1.5 percent. We are required to pay to the lenders a quarterly commitment fee of 0.25% per annum on the daily unused amount of the Revolving Facility and fees relating to the issuance of letters of credit. The Subordinated Term Facility carries a PIK Interest rate of 13.00% that accrues over the term, which matures on October 5, 2025. The PPP loan has an interest rate of 1% over a period of 1.5 years, beginning November 2020 with a final installment due in April 2025.

Until we use the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Affiliates of J.P. Morgan Securities LLC are lenders under the Term Facility and Revolving Facility. As described in the section entitled “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay borrowings under the Term Facility and Revolving Facility. Because we expect that more than 5% of the proceeds of this offering will be received by affiliates of J.P. Morgan Securities LLC, each of which is a lender under the Term Facility and Revolving Facility, this offering is being conducted in compliance with Rule 5121, as administered by the Financial Industry Regulatory Authority, or FINRA. Goldman Sachs & Co. LLC has agreed to act as the “qualified independent underwriter” with respect to this offering and has performed due diligence investigations and participated in the preparation of this registration statement. See the section entitled “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, the terms of our secured credit facility contain restrictions on our ability to declare and pay cash dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions.” In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021, on:

•	an actual basis (after giving effect to the 2-for-1 forward stock split of the Company’s common stock that occurred on July 6, 2021);

•

a pro forma basis, to give effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering, (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering, and (iii) the filing and effectiveness of our restated certificate of incorporation; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) our receipt of estimated net proceeds from the sale and issuance of shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) repayment of $190.6 million of indebtedness, including repayment of our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan, including associated prepayment penalties of $3.99 million and accelerated interest of $12.7 million, (iv) $25.0 million to pay the purchase price for our acquisition of certain assets of the Flywheel indoor cycling studio business, and (v) $5.6 million of other expenses incurred in connection with this offering and approximately $2.5 million to pay cash bonuses to certain of our employees and executive officers.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” our interim unaudited condensed consolidated financial statements as of March 31, 2021, and for the three months ended March 31, 2021 and 2020 and our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$25,333	$25,333	$80,650

Debt:
Convertible notes	78,965	-	-
Term loan facility	32,078	32,078	-
Revolver credit facility	6,950	6,950	-
Subordinated term facility	128,502	128,502	-
PPP loan	2,063	2,063	-

Total debt net of debt discount and unamortized deferred financing costs	248,558	169,593	-

Convertible preferred stock, USD $0.0001 par value; 9,854,432 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	98,544	-	-

	As of March 31, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Stockholders’ deficit:
Common stock, $0.00005 par value per share; 108,000,000 shares authorized, 29,281,514 shares issued and oustanding, actual; 108,000,000 shares authorized, 71,496,682 shares issued and oustanding, pro forma; 108,000,000 shares authorized, 90,246,682 shares issued and oustanding, pro forma as adjusted	$1	$3	$4
Additional paid-in capital	11,456	214,095	487,480
Accumulated other comprehensive loss	(943)	(943)	(943)
Accumulated deficit	(212,691)	(237,823)	(261,299)
Less: Treasury stock	(174,720)	(174,720)	(174,720)

Total stockholders’ (deficit) equity	(376,897)	(199,388)	50,522

Total capitalization	$(29,795)	$(29,795)	$50,522

The number of shares of our common stock to be outstanding immediately after this offering is based on 90,246,682 shares of common stock outstanding as of March 31, 2021, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2021 into an aggregate of 27,368,102 shares of our common stock upon the completion of this offering and (ii) the conversion of all of our convertible notes into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering, and excludes 1,145,416 shares that will become available for future issuance under the 2021 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes 3,854,584 shares of our common stock issuable upon the settlement of RSUs and exercise of stock options to be granted in connection with this offering under the 2021 Plan to certain of our employees (including certain executive officers), with the stock options to have an exercise price per share equal to the initial public offering price in this offering).

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit as of March 31, 2021 was $378.8 million, or $(12.94) per share of common stock. Our net tangible book deficit per share represents total tangible assets (total assets less intangible assets and deferred offering costs) less total liabilities and convertible preferred stock, divided by the number of shares of common stock outstanding as of March 31, 2021.

Our pro forma net tangible book deficit at March 31, 2021 would have been $201.3 million, or $(2.82) per share of our common stock. Our pro forma net tangible book deficit per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, after giving effect to (i) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 27,368,102 shares of our common stock upon completion of this offering and (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon completion of this offering.

After giving effect to (i) the pro forma adjustments set forth above, (ii) our sale in this offering of 18,750,000 shares of our common stock at an initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) our use of proceeds from the offering, including repayment of $190.7 million of indebtedness under our Term Facility, Revolving Facility, Subordinated Term Facility and PPP loan, which includes associated prepayment penalties of $3.99 million and accelerated interest of $12.7 million our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $51.1 million, or $0.57 per share. This represents an immediate increase in pro forma net tangible book value of $3.39 per share to our existing stockholders and an immediate dilution of $15.43 per share to investors in this offering. Net tangible book value dilution per share to new investors in this offering represents the difference between the amount per share paid by new investors purchasing shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$16.00
Historical net tangible book value (deficit) per share as of March 31, 2021	(12.94)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock and convertible notes	10.12
Pro forma net tangible book deficit per share as of March 31, 2021 before giving effect to this offering	(2.82)
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	3.39
Pro forma as adjusted net tangible book value per share after giving effect to this offering	0.57
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	15.43

The following table shows, as of March 31, 2021, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share by (i) existing stockholders and (ii) new investors acquiring our common stock in this offering at an initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Share ownership		Total consideration		Weighted Average price per share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	69,934,182	77.5%	$270,000	45.4%	$3.62
New investors	20,312,500	22.5%	325,000	54.6%	16.00

Total	90,246,682	100.0%	$595,000	100.0%	$6.40

Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors by approximately $17.4 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 in the number of shares offered by us in this offering would increase or decrease, as applicable, total consideration paid by new investors by approximately $14.9 million, assuming the initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own 74.3% and our new investors would own 25.7% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding immediately after this offering is based on 90,246,682 shares of common stock outstanding as of March 31, 2021, assuming (i) the conversion of all of our outstanding shares of convertible preferred stock as of March 31, 2021 into an aggregate of 27,368,102 shares of our common stock upon the completion of this offering and (ii) the conversion of all of our outstanding convertible notes into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering, and excludes (a) shares that will become available for future issuance under the 2021 Plan upon the effectiveness of the registration statement of which this prospectus forms a part (which includes 3,854,584 shares of our common stock issuable upon the settlement of RSUs and exercise of stock options to be granted in connection with this offering under the 2021 Plan to certain of our employees (including certain executive officers), at an exercise price per share equal to the initial public offering price in this offering and (b) 2,738,648 RSUs, which were issued to Mr. Wahlberg pursuant to a promotional services agreement that we entered into in connection with the MWIG investment (see “Certain Relationships and Related Party Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg), which RSUs will vest in connection with offering, but not settle until 2022).

In addition, to the extent that any outstanding options or warrants are exercised, investors in this offering will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical interim unaudited condensed consolidated financial and other data for our business as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, and the selected historical consolidated financial and other data for our business as of and for the years ended December 31, 2020 and 2019. You should read the selected historical consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our interim unaudited condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, our audited annual consolidated financial statements as of and for the years ended December 31, 2020 and 2019, related notes, and other financial information included elsewhere in this prospectus. The selected historical consolidated financial and other data in this section are not intended to replace consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. The selected condensed consolidated financial information as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 have been derived from our interim unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical financial and other data as of December 31, 2020 and for the years ended December 31, 2020 and 2019 has been derived from our audited annual consolidated financial statements included elsewhere in this prospectus. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the interim unaudited condensed consolidated financial statements of our business. The results of operations for the periods presented below are not necessarily indicative of the results to be expected in the future.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands, except share and per share information)
Consolidated Statements of Operations Data:

Revenues:
Franchise (Related party: $45 and $97 for the three months ended March 31, 2021 and 2020, and $340 and $883 for 2020 and 2019, respectively)	$13,156	$13,638	$52,555	$42,897
Equipment and merchandise (Related party: $0 for the three months ended March 31, 2021 and 2020, and $116 and $122 for 2020 and 2019, respectively)	5,035	11,204	29,758	49,793

Total revenues	18,191	24,842	82,313	92,690

Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $12 for the three months ended March 31, 2021 and 2020, and $0 and $140 for 2020 and 2019, respectively)	1,214	3,184	7,937	11,310
Cost of equipment and merchandise (Related party: $941 and $1,051 for the three months ended March 31, 2021 and 2020, and $4,067 and $2,702 for 2020 and 2019, respectively)	3,181	6,331	21,713	26,678
Selling, general and administrative expenses	16,828	13,991	57,827	41,126
Forgiveness of loans to directors	-	-	-	22,263

Total costs and operating expenses	21,223	23,506	87,477	101,377

(Loss) income from operations	(3,032)	1,336	(5,164)	(8,687)
Loss on derivative liabilities, net	25,505	-	8,818	-
Interest expense, net	8,415	378	9,399	414
Other (income) expense, net	291	1,681	(1,154)	384

Loss before income taxes	(37,243)	(723)	(22,227)	(9,485)
(Benefit) provision for income taxes	(398)	10	3,062	3,117

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands, except share and per share information)

Net loss	$(36,845)	$(733)	$ (25,289)	$(12,602)

Other comprehensive income (loss)
Unrealized gain (loss) on interest rate swap, net of tax	71	(850)	(533)	(127)
Foreign currency translation adjustment, net of tax	(32)	1,281	92	(682)

Comprehensive loss	$(36,806)	$(302)	$(25,730)	$(13,411)

Net loss per share
Basic and diluted	$(1.26)	$(0.01)	$(0.50)	$(0.22)

Weighted average shares outstanding
Basic and diluted	29,281,514	58,000,000	50,434,598	58,000,000

	March 31,	As of December 31,
	2021	2020	2019
	(dollars in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,333	$28,967	$8,267
Total assets	84,765	78,517	49,960
Deferred revenue	17,650	14,095	23,941
Total liabilities	363,118	320,064	91,055
Convertible preferred stock	98,544	98,544	110,000
Total stockholders’ deficit	(376,897)	(340,091)	(151,095)

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Other Data:
EBITDA(1)	$(28,176)	$209	$(10,180)	$(7,529)
Adjusted EBITDA(1)	$5,270	$2,614	$25,473	$30,678
Adjusted EBITDA margin(1)	29.0%	10.5%	30.9%	33.1%
Same store sales growth(2)	(21.2)%	3.0	(31.2)%	13.3%
Total Franchises Sold(3)	2,247	1,959	2,244	1,892
Total Studios(4)	1,487	1,242	1,437	1,140

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Consolidated Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	$(201)	$(2,863)	$(19,822)	$8,328
Net cash used in investing activities	(179)	(680)	(1,537)	(1,143)
Net cash (used in) provided by financing activities	(1,313)	6,912	42,552	(4,198)

(1)

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Consolidated Financial and Other Data.”

(2)	Same store sales means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as Total Studios that have been operating for more than 16 months. As of March 31, 2021 and December 31, 2020, there were 1,010 and 940 studios, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.
(3)

Total Franchises Sold is defined as (i) the total number of signed franchise agreements in place as of any specified date for which an establishment fee has been paid and (ii) the total number of franchises committed in a multi-studio agreement in place as of such date for which an upfront payment has been made, in each case that have not been terminated, as of such date. Each new franchise is included in the number of Total Franchises Sold from the date on which such franchise first satisfies the condition in clause (i) or (ii) above, as applicable. Total Franchises Sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with Total Studios. Franchises are removed from Total Franchises Sold upon termination of the franchise agreement.

(4)

Total Studios is defined, as of any specified date, as the total cumulative Initial Studio Openings as of that date less cumulative permanent studio closures as of that date. We classify a studio as open as of the month in which the studio first generates monthly revenue of at least $4,500.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and consolidated results of operations in conjunction with the “Selected Historical Consolidated Financial and Other Data” section of this prospectus and our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in the “Risk factors” section and elsewhere in this prospectus.

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun, and community-driven. Our workouts combine elements of high-intensity interval, circuit, and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer our members a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training content allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic and related shelter-in-place restrictions and other containment efforts have had and continue to have a significant impact on the gym and fitness industry generally, as well as our business, financial condition and results of operations. Following the outbreak of the pandemic and at its initial peak, nearly all of our studios temporarily closed pursuant to local, state and federal mandates and guidelines.

As businesses have been allowed to re-open in certain jurisdictions pursuant to local and state mandates, we have worked closely with our franchisees in helping to re-open their studios subject to certain indoor capacity or other restrictions, including company-implemented health and safety policies. We have also been providing additional operating guidance to our franchisees by assisting with modifications to studio layouts and workouts to accommodate proper social distancing.

As of June 30, 2021, we had approximately 1,415 Open Studios, which represents approximately 91% of our Total Studios. The remaining 9% of our Total Studios are generally located in regions that continue to face restrictions, which we expect to be relaxed over time. The following chart illustrates the number of Open Studios as a percentage of Total Studios at the end of each month for the 18 months ended June 30, 2021.

Open Studios as a Percentage of Total Studios for the 18 Months Ended June 30, 2021

We have found that, on average, studios that have re-opened following temporary closure quickly return close to pre-pandemic levels on a weekly revenue basis, and eventually exceed pre-pandemic levels on the same basis. As of June 30, 2021, the median weekly revenue of the 618 studios that have been re-opened the longest since temporary closure exceeded pre-pandemic levels.

There have been frequent changes and variation in local and state regulation of the health club industry, and many local and state jurisdictions have returned to shelter in place restrictions after allowing for health club re-openings. While we are optimistic about our ability to continue to effectively manage through the COVID-19 pandemic, we are unable to predict the duration or future impact of the pandemic on our business, financial condition and results of operations.

Our Segments

We operate and manage our business based on geographic regions and our strategy to become a leading global fitness and lifestyle brand. We have three reportable segments: United States (which for segment reporting purposes includes our operations in the United States and our 17 studios in Central and South America), Australia and Rest of World. We refer to “Australia” as our operations in Australia, New Zealand and the immediately surrounding island nations. We refer to “Rest of World” or “ROW” as our operations in locations other than the United States and Australia. We evaluate the performance of our segments and allocate resources to them based on revenue and gross profit. Revenue and gross profit for all operating segments include only transactions with external customers and do not include intersegment transactions. The tables on the following pages summarize the financial information for our segments for the years ended December 31, 2020 and 2019 and the three months ended March 31, 2021 and 2020. In all other sections of this prospectus when we present geographic data, we are presenting such data for the named region on a stand-alone basis.

Our Franchise Model

We operate a nearly 100% franchise model. We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance prior to the COVID-19 pandemic. Despite challenges posed by the COVID-19 pandemic, we grew our footprint and experienced minimal permanent closures during 2020, which we believe underscores the resilience of our business model. Between 2018 and 2020 we grew our Total Franchises Sold at the annual rate of 33% and our Total Studios at the rate of 34%. Between June 30, 2020 and June 30, 2021, our Total Franchises Sold increased by 36% and our Total Studios increased by 22%. For the three months ended March 31, 2021, as compared with the same period in 2020, our revenue decreased by 27% as our network continued to recover.

Notwithstanding the ongoing challenges presented by the COVID-19 pandemic, we believe we are well positioned to continue to successfully manage through the pandemic and drive growth in the future. Our opportunities to drive the long-term growth of our business include:

•	expanding our studio footprint in the United States;

•	expanding our studio footprint throughout Rest of World;

•	growing same store sales and transitioning to a franchise fee based on the greater of a fixed monthly franchise fee or percentage of gross monthly studio revenue model;

•	expanding into new channels;

•	developing new workout programs to access new target demographics; and

•	driving increased member spend through ancillary product offerings.

Key Factors Affecting Our Business

Our financial condition and results of operation have been, and will continue to be, affected by a number of important factors, including new franchises sold, new studio openings and number of visits. Many of these factors have been, and will continue to be, impacted by the COVID-19 pandemic.

New Franchises Sold

New Franchises Sold refers to the number of franchises sold during any specific period. We classify Total Franchises Sold, as of any specified date, as (i) the total number of signed franchise agreements in place as of such date for which an establishment fee has been paid and (ii) the total number of franchises committed in a multi-studio agreement in place as of such date for which an upfront payment has been made, in each case that have not been terminated. Each new franchise is included in the number of franchises sold from the date such franchise first satisfies the condition in clause (i) or (ii) above, as applicable. Total Franchises Sold includes franchise arrangements in all stages of development after signing a franchise agreement, and includes franchises with open studios. Franchises are removed from Total Franchises Sold upon termination of the franchise agreement.

Our long-term growth will depend in part on our continued ability to sell new franchises. We are still in the early stages of growth and expansion, particularly in the United States and ROW, and we believe we can significantly grow our franchisee base. If we cannot sell new franchises as quickly as we would like in these geographies, our operating results may be adversely affected.

	Year Ended December 31, 2019				Year Ended December 31, 2020				6 Months Ended June 30, 2021
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Total Franchises Sold, beginning of period	430	595	249	1,274	814	643	435	1,892	931	679	634	2,244
New Franchises Sold, net(a)	384	48	186	618	117	36	199	352	448	106	3	557
Total Franchises Sold, end of period	814	643	435	1,892	931	679	634	2,244	1,379	785	637	2,801

(a)

New Franchises Sold are shown net of franchises that were signed but subsequently terminated prior to studio opening. For June 2021, New Franchises Sold includes 300 franchises sold pursuant to a long-term multi-unit studio development agreement with Club Franchise Group LLC. See “Certain Relationships and Related Party Transactions - Franchise Relationships.”

During 2019, we sold a net average of 52 new franchises per month. During the 18 months ended June 30, 2021, we sold a net average of 51 new franchises per month, supported by recent multi-unit club deals. Of the 909 net franchises sold during the 18 months ended June 30, 2021, 253 were sold as part of a limited time offer made by F45 exclusively to existing franchisees to stimulate sales in response to the COVID-19 pandemic. The offer provided for a reduced dollar establishment fee and no franchise fee payments until the earlier of the studio opening and January 1, 2022, as well as deferred equipment purchasing until November 2021. In addition, 300 of the net franchises sold during the 18 months ended

June 30, 2021 were sold pursuant to.ursuant to a long-term multi-unit studio development agreement with Club Franchise Group LLC. See “Certain Relationships and Related Party Transactions - Franchise Relationships.”

Initial Studio Openings and Total Studios

Initial Studio Openings refers to the number of studios that were determined to be first opened during such period. We classify an Initial Studio Opening to occur in the first month in which the studio first generates monthly revenue of at least $4,500. We classify Total Studios, as of any specified date, as the total cumulative Initial Studio Openings as of that date less cumulative permanent studio closures as of that date. Neither Initial Studio Openings nor Total Studios are adjusted downward for studios that were temporarily closed due to the COVID-19 pandemic or otherwise.

Our long-term growth will depend in part on our continued ability to open new studios. We believe that we will experience continued expansion of new studio openings in the United States and ROW. However, if delays or difficulties are encountered and new studio openings do not occur as quickly as we would like, our operating results may be adversely affected.

	Year Ended December 31, 2019				Year Ended December 31, 2020				6 Months Ended June 30, 2021
	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total	U.S.	Australia	ROW	Total
Total Studios, beginning of period	157	512	131	800	320	581	239	1,140	486	616	335	1,437
Initial Studio Openings, net	163	69	108	340	166	35	96	297	70	12	36	118
Total Studios, end of period	320	581	239	1,140	486	616	335	1,437	556	628	371	1,555

Open Studios

Open Studio refers to the number of studios that were open for business as of a certain date. A studio may be classified as an Open Studio regardless of whether or not it generated minimum monthly revenue of $4,500. During the COVID-19 pandemic, a significant portion of our network was forced to temporarily close, which reduced the number of Open Studios. As studios have re-opened in accordance with state and local regulations, they are reflected in the Open Studios figures.

As of June 30, 2021, we had approximately 1,415 Open Studios, which represents approximately 91% of our Total Studios. The remaining 9% of our Total Studios are generally located in regions that continue to face restrictions, which we expect to be relaxed over time. The following table illustrates the number of Total Studios, Open Studios and Open Studios as a percentage of Total Studios at the end of each month for the 18 months ended June 30, 2021.

	As of Month End for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
United States
Total Studios	347	364	376	373	378	396	407	426	451	468	477	486	498	506	518	528	546	556
Open Studios	347	364	5	6	167	300	278	301	363	391	380	400	422	428	453	489	512	532
% Studios Open	100%	100%	1%	2%	44%	76%	68%	71%	80%	84%	80%	82%	85%	85%	87%	93%	94%	96%
Australia
Total Studios	590	592	593	593	594	595	597	600	604	608	614	616	616	616	617	624	627	628
Open Studios	590	592	0	0	144	578	493	463	473	495	592	594	595	597	600	605	604	607
% Studios Open	100%	100%	0%	0%	24%	97%	83%	77%	78%	81%	96%	96%	97%	97%	97%	97%	96%	97%
ROW
Total Studios	249	268	273	275	277	284	296	311	321	328	331	335	338	341	352	363	366	371
Open Studios	249	268	44	16	43	135	208	258	286	243	213	161	155	193	233	245	221	276
% Studios Open	100%	100%	16%	6%	16%	48%	70%	83%	89%	74%	64%	48%	46%	57%	66%	67%	60%	74%
Total
Total Studios	1,186	1,224	1,242	1,241	1,249	1,275	1,300	1,337	1,376	1,404	1,422	1,437	1,452	1,463	1,487	1,515	1,539	1,555
Open Studios	1,186	1,224	49	22	354	1,013	979	1,022	1,122	1,129	1,185	1,155	1,172	1,218	1,286	1,339	1,337	1,415
% Studios Open	100%	100%	4%	2%	28%	79%	75%	76%	82%	80%	83%	80%	81%	83%	86%	88%	87%	91%

Members

Members refers to the number of paying members who were billed $20 or more in membership fees in a given month.

Our long-term growth will depend in part on our continued ability to attract and retain members to our studios. Our and our franchisees’ efforts to engage with members during the pandemic helped to reduce attrition during an economically challenging and uncertain time. As of June 30, 2021, our total membership stood at 13% higher compared to December 31, 2019. While we cannot predict future membership trends, we believe that as our studios continue to re-open and consumers continue to return to in-person fitness classes, our membership will grow.

	YOY Monthly Membership Growth for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
United States	139%	113%	59%	15%	14%	14%	10%	14%	26%	4%	6%	(2)%	(1)%	1%	37%	88%	110%	94%
Australia	13	10	(35)	(52)	(46)	(12)	(10)	(23)	(18)	(21)	(12)	(7)	(8)	(9)	59	120	86	12
ROW	83	57	23	(23)	(26)	(25)	(20)	(18)	(9)	(18)	(39)	(42)	(49)	(41)	(7)	37	45	44
Total	46%	36%	(7)%	(33)%	(30)%	(8)%	(7)%	(13)%	(5)%	(13)%	(13)%	(12)%	(14)%	(12)%	37%	92%	87%	41%

System-Wide Sales

We define System-wide Sales as all payments made to our studios and includes payment for classes, apparel and other sales for a given period. We track System-wide Sales as an indication of the strength of our franchisee network.

Total System-wide Sales declined by 13% in 2020 as a result of widespread temporary studio closures. We generally experienced sequential improvement between April 2020 (which represented a trough month in terms of Open Studios, Membership, and System-wide Sales) and year-end. In the United States, our System-wide Sales increased by 14% in 2020, which compares favorably versus the broader U.S. health club industry, which is estimated to have experienced a 58% decline in revenue according to IHRSA.

Our System-wide Sales have quickly recovered. As of June 2021, our monthly System-wide Sales were approximately $35 million, which compares to our pre-pandemic monthly peak of $36 million, which was last achieved in February 2020.

	Monthly System-wide Sales for the 18 Months Ended June 30, 2021 ($ in millions)
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
United States	$10	$10	$8	$3	$4	$5	$6	$7	$7	$9	$9	$8	$10	$9	$12	$12	$14	$15
Australia	19	19	16	4	5	11	13	14	14	16	17	17	18	16	18	17	17	15
ROW	8	7	5	1	1	2	3	5	5	6	5	4	4	3	5	4	4	5
Total	$36	$36	$29	$9	$10	$18	$23	$25	$26	$30	$31	$29	$31	$29	$35	$33	$35	$35

Average Unit Volume and Cohort Performance

Average unit volume, or AUV, refers to average studio-level revenue generated by a group of studios during a particular period of time. Due to the relatively young age of our studio base, we believe it is appropriate to assess AUV for studios that have been open for the full period for which AUV is calculated.

The below chart illustrates global quarterly AUV from Q1 2014 to Q2 2021 for studios that meet the two following criteria: i) studios that were classified as Open Studios during the entirety of Q1 and Q2 2021, and ii) studios that were included in Total Studios as of the beginning of the year for which the AUV data is calculated. For instance, the 2019 cohort includes studios that were classified as Open Studios during Q1 and Q2 2021 and were also included in Total Studios as of January 1, 2019.

Global Quarterly AUV for Open Studios (as of June 30, 2021)

($ in thousands)

The 2020 cohort includes the studios that were classified as Open Studios during Q1 2021 and Q2 2021, and were also included in Total Studios as of January 1, 2020. The 2021 cohort includes the studios classified as Open Studios during Q1 2021 and Q2 2021, and were also included in Total Studios as of January 1, 2021. Unlike the other cohorts, these studios were not necessarily classified as Open Studios for the full year of 2020 due to the COVID-19 pandemic. While AUV performance for these studios was materially impacted by the pandemic, we believe the Q1 and Q2 2021 AUV of $75,000 and $76,000, respectively, demonstrates the resiliency of our studios as they quickly recover following temporary closure.

Key Non-GAAP Financial and Operating Metrics

We use a variety of non-GAAP information, including EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and same store sales.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Other Data:
EBITDA	$(28,176)	$209	$(10,180)	$(7,529)
Adjusted EBITDA	$5,270	$2,614	$25,473	$30,678
Adjusted EBITDA margin(1)	29.0%	10.5%	30.9%	33.1%
Same store sales growth(2)	(21.2)%	3.0%	(31.2)%	13.3%

(1)

For a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure and why we consider it useful, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Combined and Consolidated Financial and Other Data.”

(2)

“Same store sales” means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as Total Studios that have been operating for more than 16 months. As of December 31, 2020 and 2019, there were 940 and 705 studios, respectively, in our comparable base of franchise studios. As of March 31, 2021 and March 31, 2020, there were 1,010 and 752 studios, respectively in our comparable base of franchise studios.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA is defined as net income before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as net income before interest, taxes, depreciation and amortization and adjusted to exclude the impact of sales tax liability, transaction expenses, certain legal costs and settlements, forgiveness of loans to directors and relocation costs as well as certain other items identified as affecting comparability, when applicable. Adjusted EBITDA margin means Adjusted EBITDA divided by total revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have been included in this prospectus because they are important metrics used by management as one of the means by which it assesses our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. These measures, when used in conjunction with related GAAP financial measures, provide investors with an additional financial analytical framework that may be useful in assessing our company and its results of operations.

The non-GAAP information in this prospectus should be read in conjunction with our audited annual financial statements and the related notes included elsewhere in this prospectus. For a reconciliation to the most directly comparable GAAP measures, and a discussion of material risks and limitations of these measures, see “Prospectus Summary—Summary Historical Combined and Consolidated Financial and Other Data.”

Same Store Sales

Same store sales means, for any reporting period, studio-level revenue generated by a comparable base of franchise studios, which we define as Total Studios that have been operating for more than 16 months. As of March 31, 2021 and March 31, 2020, there were 1,011 and 752 studios, respectively in our comparable base of franchise studios. As of December 31, 2020 and 2019, there were 940 and 705 studios, respectively, in our comparable base of franchise studios. As of December 31, 2019 and 2018, there were 704 and 428 franchises, respectively, in our comparable base of franchise studios. We view same store sales as a helpful measure to assess performance of our franchise studios.

Several factors impact our same store sales in any given period, including the following:

•	the number of studios that have been in operation for more than 16 months;

•	the mix of recurring membership and workout pack revenue per studio;

•	growth in total memberships and workout pack visits per studio;

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	our and our franchisees’ ability to operate studios effectively and efficiently to meet consumer expectations;

•	marketing and promotional efforts;

•	local competition;

•	trade area dynamics;

•	opening of new studios in the vicinity of existing locations; and

•	overall economic trends, particularly those related to consumer spending.

Same store sales of our international studios are calculated on a constant currency basis on a studio level, meaning that we translate the current year’s same store sales of our international studios at the same exchange rates used in the prior year. We view same store sales as a helpful measure to assess performance of our franchise studios.

Components of Our Results of Operations

Revenue

We generate revenue from the following sources:

•

Franchise Revenue: Consists primarily of upfront establishment fees, monthly franchise fees, and other franchise-related fees, including fees related to marketing and other recurring fixed fees paid by franchisees on a monthly basis for various services we provide, such as the use of intranet, email and the studio’s website. Franchise agreements generally consist of an obligation to grant exclusive rights over a defined territory and may include options to renew the agreement, generally for two additional five year terms, as well as the license for certain trademarks and systems to operate that studio.

Monthly franchise fees generally become payable six to nine months after we and a franchisee execute a franchise agreement, irrespective of whether the franchise has opened their studio. Historically, monthly franchise fees were structured as fixed payments of $1,000-$3,000 per month per studio. In July 2019, we transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase franchise revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

•

Equipment and Merchandise: Consists of fees paid to us in exchange for (i) World Packs for new F45 Training studios, which are comprehensive opening packs containing the standardized set of F45-branded fitness equipment and related technology required to operate an F45 Training studio and (ii) subsequent additional and/or replacement equipment and merchandise sales to franchisees including technology, apparel and other fitness-related products. Typically, a portion of the World Pack fee is required to be paid upon the execution of a franchise agreement, with the balance due upon the earlier of: (i) the date the franchisee orders the World Pack; or (ii) eight months from the effective date of the franchise agreement. The franchise agreement mandates all franchisees to order and update new equipment on an annual basis.

Expenses

We primarily incur the following expenses directly related to our cost of revenues:

•

Cost of Franchise Revenue: Consists of direct costs associated with franchise sales, lead generation and the provision of marketing services to our franchisees. Our cost of franchise revenue changes primarily based on the number of Total Franchises Sold and Total Studios.

•

Cost of Equipment and Merchandise Revenue: Primarily includes the direct costs associated with World Pack equipment as well as additional and replacement equipment and merchandise sales to new and existing franchisees. World Pack costs consist of the cost of the components included in opening packs sold to franchisees, including: (i) gym equipment; (ii) our tech pack (e.g., TVs, F45TV adapters / dongles, heart monitors); and (iii) uniforms and merchandise. Our cost of equipment and merchandise changes primarily based on the World Pack equipment sales, which is driven by the number of franchises sold.

•

Selling, General, and Administrative Expenses: Consists of costs associated with wages and salaries and ongoing administrative and franchisee support functions related to our existing franchisees. These costs primarily consist of brand marketing, fitness programming development and testing, technology costs related to development and maintenance of our technology-enabled centralized delivery platform, marketing and promotional activities for the F45 Training brand and legal and accounting expenses.

•

Forgiveness of Loans to Directors: As described in “Note 2—Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus, in connection with the MWIG Transaction that closed on March 15, 2019, we forgave loans that were previously extended to certain of our existing stockholders who are executive officers and directors.

•	Other Expense, Net: Our other expense, net primarily relates to realized and unrealized gains and losses on foreign currency transactions.

(Benefit) Provision for Income Taxes

Our effective income tax rate differed from the U.S. statutory tax rate of 21% primarily due to the effect of certain nondeductible expenses, permanent differences, foreign jurisdiction earnings taxed at different rates, reserves for uncertain tax positions and a valuation allowance against certain domestic deferred tax assets that are not more likely than not to be realized.

Recent Transactions

On March 15, 2019, MWIG acquired a minority investment in us. Such investment was effectuated through the following transactions:

•	on March 12, 2019, F45 Training Holdings was incorporated in the State of Delaware as an ultimate holding company;

•	on March 15, 2019, MWIG invested $100 million in F45 Training Holdings in exchange for 10,000,000 shares of convertible preferred stock; and

•

immediately following such investment by MWIG, our predecessor’s stockholders, Adam Gilchrist, our Co-Founder and President and Chief Executive Officer, Robert Deutsch, our Co-Founder and former Executive Chairman of our Board of Directors, and 2M Properties Pty Ltd, or 2M Properties, sold all of their existing capital stock in our predecessor, F45 Aus to Flyhalf Acquisition Company Pty Ltd, or Flyhalf Acquisition, an indirect wholly-owned subsidiary of F45 Training Holdings, for an aggregate of (a) $100 million in cash, (b) $50 million in secured promissory notes from Flyhalf Acquisition, or the Initial Stockholder Notes, and (c) 29,000,000 shares of our common stock. In connection with the issuance of the Initial Stockholder Notes, we entered into a guaranty with each of Messrs. Gilchrist and Deutsch and 2M Properties pursuant to which we guaranteed the obligations of Flyhalf Acquisition under their respective Initial Stockholder Notes.

On April 26, 2019, MWIG invested an additional $10 million in us for an additional 1,000,000 shares of convertible preferred stock. Immediately after giving effect to such investment, we became owned, on an as-converted basis (assuming the conversion of our convertible preferred stock into 15,274,808 shares of common stock and assuming all RSUs issued to Mark Wahlberg fully vest (see “Certain Relationships and Related Transactions—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg)) 28.59% by Mr. Gilchrist, 28.59% by Mr. Deutsch, 6.35% by 2M Properties, 33.47% by MWIG and 3.00% by Mr. Wahlberg. For additional details regarding the MWIG Transaction, see “Certain Relationships and Related Party Transactions—MWIG Transaction.”

We contributed the proceeds from the additional MWIG investment to Flyhalf Acquisition, which in turn used such funds to prepay an aggregate of $9.5 million in outstanding principal balance under the Initial Stockholder Notes and to repay $0.5 million of accrued interest.

We entered into a senior Secured Credit Agreement, dated as of September 18, 2019, or the Secured Credit Agreement, with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20.0 million revolving credit facility, or the Revolving Facility, and a $30.0 million term loan facility, or the Term Facility. Initial borrowings of $30.0 million from the Term Facility and $11.9 million of the availability under the Revolving Facility were used to repay in full amounts due to common stockholders as a result of the MWIG Transaction. See “Note 12—Convertible Preferred Stock and Stockholders’ Equity” to the consolidated financial statements included elsewhere in this prospectus, for further discussion. The remaining availability under the Revolving Facility may be drawn and used for general corporate purposes. The obligations under the Secured Credit Agreement are guaranteed by certain of our operating subsidiaries and secured by a majority of our assets. The original maturity date of the Credit Facility was September 18, 2022. The Revolving Facility may be prepaid and terminated by us at any time without premium or penalty (subject to customary LIBOR breakage fees). On October 6, 2020, we executed a second amendment to the Secured Credit Agreement with JPMorgan Chase Bank, N.A. At the time of execution, Term A Loans outstanding was $35.0 million and Revolving Loan outstanding was $7.0 million.

The Term Facility bears interest in quarterly installments at 3.75% of the principal amount until September 30, 2021. Starting December 31, 2021 until the maturity date, the Term Facility bears quarterly interest at 5.00% of the principal amount. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022.

The Revolving Facility bears interest at our option at a floating rate of LIBOR plus 1.5 percent or an alternate base rate plus 0.5 percent. We have currently elected to bear interest at LIBOR plus 1.5 percent. We are required to pay to the lenders a quarterly commitment fee of 0.25% per annum on the daily unused amount of the Revolving Facility and fees relating to the issuance of letters of credit. The outstanding balance and remaining availability of the Revolving Facility as of March 31, 2021 was $7.0 million and $0, respectively.

The terms of the Secured Credit Agreement require that we not permit the Fixed Charge Coverage Ratio, as defined in the Secured Credit Agreement, for any period of four consecutive fiscal quarters to be less than 1.25 to 1.00. We are also required to maintain a Total Leverage Ratio, as defined in the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 2.00 to 1.00. The Secured Credit Agreement also contains other customary covenants. As of March 31, 2021, we were in compliance with our financial covenants.

The Secured Credit Agreement permits the payment of dividends to stockholders and share repurchases by us of up to 15% of the equity interests held by our stockholders.

On October 25, 2019, we entered into an interest rate swap agreement, or the Swap Agreement, with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30 million in borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50% will accrue interest starting on the effective date (October 30, 2019) at a fixed rate of 1.741% on an annualized basis. Our objective in executing the Swap Agreement was to hedge against periodic fluctuations in cash flow due to changes in the LIBOR rates.

On June 23, 2020, we amended the Secured Credit Agreement to allow it to enter into a definitive agreement with a special purpose acquisition corporation. On October 6, 2020, the Company amended the agreement a second time. Through the second amendment, the Company agreed to convert $8.0 million of the amount outstanding on the Revolving Facility to be part of the Term Facility. In addition to converting a portion of the Revolving Facility to the Term Facility, the Company agreed to repay $5.0 million of the principal amount of the Revolving Facility outstanding.

In connection with the second amendment to the Secured Credit Agreement, we modified the existing covenants under the Secured Credit Agreement. The total leverage ratio was modified such that we are required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 7.00 to 1.00. Prior to the second amendment to the Secured Credit Agreement, we were required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00. Additionally, the second amendment to the Secured Credit Agreement introduced a new covenant, a senior secured leverage ratio, which requires us to maintain a senior secured leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00.

The interest rate of both Secured Credit Agreement and the Revolving facility were amended to 4.00% and 3.00% for Eurodollar loans and letters of credit, and ABR Loans, respectively.

On June 24, 2020, we entered into a definitive agreement under which Crescent Acquisition Corp would acquire us for an enterprise value of $845 million. On October 5, 2020, we and Crescent Acquisition Corp jointly terminated the agreement because, at that time, a significant number of our studios remained temporarily closed or were closing temporarily again, and there was not yet a clear path for the re-opening of all of our studios and a return to pre-COVID-19 business levels in October 2020. As of March 31, 2021, 86% of our Total Studios were open.

On October 6, 2020, we entered into agreements with KLIM pursuant to which KLIM invested $225 million into F45 in a mix of a second lien term loan and convertible note. These agreements included a subordinated credit agreement consisting of a $125.0 million term loan facility and subordinated convertible credit agreement pursuant to which we issued $100.0 million of convertible notes. The term loan carries PIK interest of 13.0% with a five year maturity. The convertible notes carry PIK interest of 0.35% and a minimum return on invested capital of 1.5x, maturing in five years and converts at the election of KLIM based on a conversion equity value of $500 million in the event of an initial public offering by us. The convertible notes will convert into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering.

On December 30, 2020, we, GIL SPE, LLC, or GIL, owned by Mr. Gilchrist, and MWIG entered into a Stock Purchase Agreement with the L1 Capital Funds pursuant to which each of GIL and MWIG sold a portion of their shares to the L1 Capital Funds.

In April 2021, we entered into an intellectual property license agreement with FW SPV II LLC (“FW SPV”), a Delaware limited liability company, regarding certain intellectual property previously owned by Flywheel Sports, Inc. (“Flywheel IP”). The license agreement is for a period of five years at a rate of $5 million per year and will terminate upon the closing of the Flywheel IP acquisition described below. Also, on March 31, 2021, we entered into an asset purchase agreement with FW SPV, whereby we can acquire the rights to the Flywheel IP upon the occurrence of certain circumstances for $25.0 million. The acquisition of the Flywheel IP is anticipated to close concurrently with the closing of this offering.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)
Revenues:
Franchise (Related party: $45 and $97 for the three months ended March 31, 2021 and 2020, and $340 and $883 for 2020 and 2019)	$13,156	$13,638	$52,555	$42,897
Equipment and merchandise (Related party: $0 for the three months ended March 31, 2021 and 2020, and $116 and $122 for 2020 and 2019)	5,035	11,204	29,758	49,793

Total revenues	18,191	24,842	82,313	92,690
Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $12 for the three months ended March 31, 2021 and 2020, and $0 and $140 for 2020 and 2019)	1,214	3,184	7,937	11,310
Cost of equipment and merchandise (Related party: $941 and $1,051 for the three months ended March 31, 2021 and 2020, and $4,067 and $2,702 for 2020 and 2019)	3,181	6,331	21,713	26,678
Selling, general and administrative expenses	16,828	13,991	57,827	41,126
Forgiveness of loans to directors	-	-	-	22,263

Total costs and operating expenses	21,223	23,506	87,477	101,377

(Loss) income from operations	(3,032)	1,336	(5,164)	(8,687)
Loss on change in value of derivative liabilities	25,505	-	8,818	-
Interest expense, net	8,415	378	9,399	414
Other expense (income), net	291	1,681	(1,154)	384

Loss before income taxes	(37,243)	(723)	(22,227)	(9,485)
(Benefit) provision for income taxes	(398)	10	3,062	3,117

Net loss	$(36,845)	$(733)	$(25,289)	$(12,602)

Comparison of the three months ended March 31, 2021 and 2020

Revenue

Franchise Revenue

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Franchise
USA	$7,015	$8,248	$(1,233)	(15)%
Australia	3,289	2,751	538	20%
ROW	2,852	2,639	213	8%

Total franchise revenue	$13,156	$13,638	$(482)	(4)%

	Three Months Ended March 31,		Change
	2021	2020	Stores	%
	(in units)
Total franchises sold
USA	941	826	115	14%
Australia	676	653	23	4%
ROW	630	480	150	31%

Total franchises sold, end of period	2,247	1,959	288	15%

The $1.2 million, or 15%, decrease in franchise revenue in the United States for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily attributable to the decline in number of new studio openings in the United States during the period. The number of new studio openings decreased by 24 from 56 new studio openings for the three months ended March 31, 2020 to 32 new studio openings for the three months ended March 31, 2021. Due to the decline in number of new studio openings, pre-open marketing revenue for the period decreased by $1.2 million. Franchise-related fees and other recurring fixed fees remained relatively consistent for the three months period ended March 31, 2021 and March 31, 2020. The decline in number of new studio openings was primarily as a result of the COVID-19 pandemic which had a minimal impact for the period ended March 31, 2020.

The $0.5 million, or 20%, increase in franchise revenue in Australia for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily attributable to increase franchise fees paid by franchisees as a result of an increase in number of open studios. Open studios increased from 593 as of March 31, 2020 to 617 as of March 31, 2021, which is a 4% increase compared to the equivalent period in 2020. As a combination of our mature presence in the Australian market and the fact that the impact of COVID-19 pandemic on studio closures in Australia was relatively low for the three months ended March 31, 2021, our Australia segment continues to see a moderate increase in its franchise revenue.

The $0.2 million, or 8%, increase in franchise revenue in ROW for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily attributable to the increase in number of studios open for ROW. Open studios increased from 273 as of March 31, 2020 to 352 as of March 31, 2021, which is a 30% increase compared to the equivalent period in 2020. Due to studio growth, establishment fees, monthly franchise fees, and other franchise-related fees increased by $0.6 million during the period. The increase was offset by $0.4 million decrease in marketing and other recurring fixed fees, which was primarily caused by the decrease in number of new studio openings for the three months ended March 31, 2021 as compared to the same period in

2020. The number of new studio openings for the three months ended March 31, 2021 and 2020 was 17 and 34, respectively.

Equipment and Merchandise Revenue

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Equipment and merchandise
USA	$2,481	$6,079	$(3,598)	(59)%
Australia	839	1,518	(679)	(45)%
ROW	1,715	3,607	(1,892)	(52)%

Total equipment and merchandise	$5,035	$11,204	$(6,169)	(55)%

The $3.6 million, or 59%, decrease in equipment and merchandise revenue in the United States for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily attributable to the decrease of World Pack sales during the first quarter of 2021. World Pack sales decreased by $3.6 million related to only 32 new studio openings during the period, compared to 56 new studio openings during the three months ended March 31, 2020. The decrease in World Pack sales during the three months ended March 31, 2021 was driven by a reduction in studio openings and World Pack deliveries due to the COVID-19 pandemic.

The $0.7 million, or 45%, decrease in equipment and merchandise revenue in Australia for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 in Australia was largely attributable to the decrease of new studio sales during the first quarter of 2021. World Pack sales decreased by $0.7 million from 1 new studio opening during the period, compared to World Pack sales to 12 new studio openings during the three months ended March 31, 2020. The decrease in World Pack sales during the three months ended March 31, 2021 was driven by a reduction in studio openings due to the COVID-19 pandemic.

The $1.9 million, or 52%, decrease in equipment and merchandise revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 in ROW was primarily attributable to the decrease in World Pack sales during the first quarter of 2021. World Pack sales decreased by $1.9 million from 17 new studio openings during the period, compared to World Pack sales to 34 new studio openings during the three months ended March 31, 2020. The decrease in World Pack sales during the three months ended March 31, 2021 was driven by a reduction in studio openings and World Pack deliveries due to the COVID-19 pandemic.

Cost of revenue

Cost of franchise revenue

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Franchise
USA	$1,022	$2,931	$(1,909)	(65)%
Australia	178	159	19	12%
ROW	14	94	(80)	(85)%

Total cost of franchise revenue	$1,214	$3,184	$(1,970)	(62)%

Percentage of franchise revenue	9%	23%

The $1.9 million, or 65%, decrease in cost of franchise revenue in the United States for the three months ended March 31, 2021 as compared to the same period in 2020 was primarily attributable to $1.9 million decrease related to marketing programs put on hold during the three months ended March 31, 2021 as a result of the COVID-19 pandemic.

The less than $0.1 million, or 12%, increase in cost of franchise revenue in Australia during the three months ended March 31, 2021 as compared to the same period in 2020 was attributable to incremental costs to fulfill contracts with franchisees.

The less than $0.1 million, or 85%, decrease in cost of franchise revenue in ROW during the three months ended March 31, 2021 as compared to the same period in 2020 was primarily attributable to decrease in marketing expenses as most studios were closed due to the COVID-19 pandemic.

Cost of equipment and merchandise

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Equipment and merchandise
USA	$1,478	$3,026	$(1,548)	(51)%
Australia	807	1,282	(475)	(37)%
ROW	896	2,023	(1,127)	(56)%

Total equipment and merchandise cost of revenue	$3,181	$6,331	$(3,150)	(50)%

Percentage of equipment and merchandise revenue	63%	57%

The $1.5 million, or 51%, decrease in cost of equipment and merchandise for the United States for the three months ended March 31, 2021 as compared to the same period in 2020 was primarily attributable to a decrease of $1.5 million in equipment costs from the decrease in new studio openings during the period as a result of the COVID-19 pandemic. This decrease was partially offset by a nominal increase in merchandise costs.

The $0.5 million, or 37%, decrease in cost of equipment and merchandise for Australia for the three months ended March 31, 2021 as compared to the same period in 2020 relates to a decrease in equipment costs from the decrease in new studio openings during the period as a result of the COVID-19 pandemic.

The $1.1 million, or 56%, decrease in cost of equipment and merchandise for ROW for the three months ended March 31, 2021 as compared to the same period in 2020 is primarily attributable to a decrease in equipment costs from the decrease in new studio openings during the period as a result of the COVID-19 pandemic.

Selling, general, and administrative expenses

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Selling, general and administrative expenses	$16,828	$13,991	$2,837	20%
Percentage of revenue	93%	56%

The $2.8 million, or 20%, increase in selling, general, and administrative expenses during the three months ended March 31, 2021 as compared to the same period in 2020 was primarily attributable to a $2.6 million increase in salaries and marketing expenses and $1.2 million increase in professional service fees from the continued expansion of our business, our ongoing brand awareness campaigns, and overhead incidental to day-to-day operations across our expanding global footprint. This increase was partially offset by a decrease of $0.5 million in travel expenses due to the COVID-19 pandemic and $0.4 million in other operating expenses, such as sales tax expenses.

Loss on derivative liabilities

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Loss on derivative liabilities, net	$25,505	$-	$25,505	100%

On October 6, 2020, we entered into a subordinated convertible debt agreement, or the Convertible Notes, whereby we issued $100 million of Convertible Notes to certain holders maturing on September 30, 2025. The Convertible Notes contain embedded derivatives that required bifurcation and recognition as liabilities on the condensed consolidated balance sheet. The liabilities for these embedded derivatives was measured at fair value as of October 6, 2020, and the subsequent change in the estimated fair value was recorded as a loss during the three months ended March 31, 2021. No such loss was recorded for the three months ended March 31, 2020.

Interest expense, net

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Interest expense, net	$8,415	$378	$8,037	2126%

The increase in interest expense, including the amortization of debt discounts, net for the three months ended March 31, 2021 compared to the same period in 2020 was a result of the new borrowings taken out on October 6, 2020. The borrowings as of March 31, 2020 were $48.5 million, while total debt (including convertible debt) outstanding as of March 31, 2021 increased to $248.6 million.

Other expense, net

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
Other expense, net	$291	$1,681	$(1,390)	(83)%

The $1.4 million increase in other (income) expense, net represents realized and unrealized gains and losses on foreign currency transactions. This increase during the three months ended March 31, 2021, was mostly due to the volatility of foreign exchange rates during the three months ended March 31, 2021 under the COVID-19 pandemic compared to the strengthening of the U.S. dollar relative to the Australian dollar during the same period in prior year.

Provision for income taxes

	Three Months Ended March 31,		Change
	2021	2020	$	%
	(dollars in thousands)
(Benefit) provision for income taxes	$(398)	$10	$(408)	(4,080)%

The decrease in the provision for income taxes was primarily driven by an increase in pretax loss reported by the US and Australia segments in the three months ended March 31, 2021. The decline in loss before income taxes was most significantly driven by the operational challenges experienced due to the COVID-19 pandemic.

Comparison of the years ended December 31, 2020 and 2019

Revenue

Franchise Revenue

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Franchise
USA	$30,962	$24,783	$6,179	25%
Australia	10,577	10,763	(186)	(2)%
ROW	11,016	7,351	3,665	50%

Total franchise revenue	$52,555	$42,897	$9,658	23%

	Year Ended December 31,		Change
	2020	2019	Stores	%
	(in units)
Total franchises sold
USA	931	814	117	14%
Australia	679	643	36	6%
ROW	634	435	199	46%

Total franchises sold, end of period	2,244	1,892	352	19%

The $6.2 million, or 25%, increase in franchise revenue in the United States for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to our growth in franchise sales in this geography. Total franchises sold in this region increased by 14% from 814 as of December 31, 2019 to 931 as of December 31, 2020. Due to the studio growth experienced during this period, establishment, monthly franchise fees and other franchise-related fees increased by $7.0 million during the period. The increase was offset by $0.8 million decrease in monthly service-related fees.

The $0.2 million, or 2%, decrease in franchise revenue in Australia for the year ended December 31, 2020 compared to the year ended December 31, 2019 was attributable to a decrease of $0.1 million in service fees that was driven by a pause on marketing programs during the pandemic as well as a decrease of $0.7 million related to rebates provided to customers. This was offset by a $0.6 million increase in revenue from establishment and other franchise-related fees as total franchises sold in this region increased by 6% from 643 as of December 31, 2019 to 679 as of December 31, 2020.

The $3.7 million, or 50%, increase in franchise revenue in ROW for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to our growth in studio openings in this geography, which increased our franchise revenue by $3.8 million. The increase was offset by a $0.1 million due to a decrease in marketing revenue and service fees. Total franchises sold in this region increased by 45% from 435 as of December 31, 2019 to 634 as of December 31, 2020.

Equipment and Merchandise Revenue

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Equipment and merchandise
USA	$14,086	$28,081	$(13,995)	(50)%
Australia	6,307	9,591	(3,284)	(34)%
ROW	9,365	12,121	(2,756)	(23)%

Total equipment and merchandise revenue	$29,758	$49,793	$(20,035)	(40)%

The $14.0 million, or 50%, decrease in equipment and merchandise revenue in the United States for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to the decrease of World Pack sales during the year. World Pack sales decreased by $14.3 million, or 55%, from 115 studios during the period, compared to World Pack sales to 253 studios in 2019. The decrease in World Pack sales during the year ended December 31, 2020 was driven by a reduction in studio openings and deferral of World Pack deliveries due to the pandemic. This was partially offset by a $0.3 million increase in top-up or ancillary equipment revenue during the year ended December 31, 2020 compared to the prior year.

The $3.3 million, or 34%, decrease in equipment and merchandise revenue in Australia for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable decrease of World Pack sales during the year. World Pack sales decreased by $2.8 million, or 64%, from 25 studios during the period, compared to World Pack sales to 69 studios during the equivalent period in 2019. This is a function of our mature presence in this market. Merchandise revenue, including wholesale electronic and wearable products, merchandise, and apparel sales, also decreased by $1.2 million during the year ended December 31, 2020 compared to the prior year. The decrease in World Pack sales and merchandise revenue was partially offset by a $0.7 million increase in top-up equipment revenue during the year ended December 31, 2020 compared to the prior year.

The $2.8 million, or 23%, decrease in equipment and merchandise revenue in ROW for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily attributable to the decrease of World Pack sales during the year. World Pack sales decreased by $3.1 million, or 18%, to 99 studios during the period, compared to World Pack sales to 120 studios in 2019 driven by the decrease and delay of studio openings due to the pandemic during the year. The decrease in World Pack sales was partially offset by a $0.3 million increase in top-up equipment revenue during the year ended December 31, 2020 compared to the prior year.

Cost of revenue

Cost of franchise revenue

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Franchise
USA	$6,996	$9,971	$(2,975)	(30)%
Australia	760	534	226	42%
ROW	181	805	(624)	(78)%

Total cost of franchise revenue	$7,937	$11,310	$(3,373)	(30)%

Percentage of revenue	15%	26%

The $3.0 million, or 30%, decrease in cost of franchise revenue for the United States during the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily attributable to $3.2 million decrease related to marketing programs put on hold during the COVID-19 pandemic, which were partially offset by a $0.2 million increase in incremental costs to obtain and fulfill contracts with franchisees.

The $0.2 million, or 42%, increase in cost of franchise revenue for Australia during the year ended December 31, 2020 as compared with the same period in 2019 was attributable to a $0.2 million increase in membership marketing programs and incremental costs to obtain and fulfill contracts with franchisees.

The $0.6 million, or 78%, decrease in cost of franchise revenue for ROW for the year ended December 31, 2020 as compared with the same period in 2019 was primarily attributable to the decrease in marketing expenses as most studios were closed due to the pandemic.

Our cost of franchise revenue as a percentage of revenue varies significantly across our segments because a greater number of franchisees located in the United States utilize our marketing programs, as compared with franchisees in Australia and Rest of World.

Cost of equipment and merchandise

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Equipment and merchandise
USA	$10,053	$14,273	$(4,220)	(30)%
Australia	6,158	7,465	(1,307)	(18)%
ROW	5,502	4,940	562	11%

Total equipment and merchandise cost of revenue	$21,713	$26,678	$(4,965)	(19)%

Percentage of revenue	73%	54%

The $4.2 million, or 30%, decrease in cost of equipment and merchandise for the United States for the year ended December 31, 2020 as compared to the same period in 2019 was primarily due to a decrease of $3.6 million in equipment costs due to the decrease in new franchise openings during 2020 as a result of the pandemic and a $0.6 million decrease in merchandise costs.

The $1.3 million, or 18%, decrease in cost of equipment and merchandise for Australia for the year ended December 31, 2020 as compared to the same period in 2019 was due to a decrease in World Pack costs of $0.9 million due to the decrease in franchise openings in 2020 as a result of the pandemic. A decrease in $0.4 million of merchandise costs was due to the decrease of inventory as a result of a decrease in sales of apparel and protein supplements.

The $0.6 million, or 11%, increase in cost of equipment and merchandise for ROW for the year ended December 31, 2020 compared with the same period in 2019 was primarily attributable to $0.2 million of equipment costs due to an increase of new franchises in ROW and $0.4 million increase in merchandise costs.

Our cost of equipment and merchandise as a percentage of revenue increased by 19% in the year ended December 31, 2020 compared with the same period in 2019 as a result of increased logistics, shipping and warehouse costs associated with delayed shipments to franchisees as studio openings were delayed because of the COVID-19 pandemic.

Selling, general and administrative expenses

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Selling, general and administrative expenses	$57,827	$41,126	$16,701	41%
Percentage of revenues	70%	44%

The $16.7 million, or 41%, increase in selling, general and administrative expenses during the year ended December 31, 2020 as compared with the same period in 2019 was primarily attributable to $13.8 million for professional services, legal, tax, accounting, and consulting incurred in preparation for an anticipated transaction, a debt reorganization, and the repurchase of stock. An additional $7.5 million of the increase was attributable to depreciation and amortization, inventory write-offs, and bad debt expense due to the pandemic. This was partially offset by a decrease of $4.6 million due to the decrease in marketing, wages, and travel expenses throughout the year also due to the pandemic.

Forgiveness of loans to directors

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Forgiveness of loans to directors	$-	$22,263	$(22,263)	NM

On March 15, 2019, in connection with the MWIG Transaction, we forgave loans that were previously extended to certain of our existing stockholders who are executive officers and directors of the Company. No such expense was recorded for the year ended December 31, 2020.

Loss on derivative liabilities

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Loss on derivative liabilities	$8,818	$-	$8,818	NM

On October 6, 2020, we entered into a subordinated convertible debt agreement, or the Convertible Notes, whereby we issued $100 million of Convertible Notes to certain holders maturing on September 30, 2025. The Convertible Notes contain embedded derivatives that required bifurcation recognition as liabilities on the condensed consolidated balance sheet. The liabilities for these embedded derivatives was measured at fair value as of October 6, 2020, and the subsequent change in the estimated fair value was recorded as a loss during the year ended December 31, 2020. No such loss was recorded for the year ended December 31, 2019.

Interest expense, net

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Interest expense, net	$9,399	$414	$8,985	2,170%

The increase in interest expense, including the amortization of debt discounts, net for the year ended December 31, 2020 compared to the same period in 2019 was a result of the new borrowings taken out on October 6, 2020. The borrowings in 2019 were $41.0 million, while total debt (including convertible debt) outstanding as of December 31, 2020 increased to $242.0 million.

Other (income) expense, net

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Other (income) expense, net	$(1,154)	$384	$(1,538)	NM

Other income, net for the year ended December 31, 2020 related to realized and unrealized gains and losses on foreign currency transactions. This was mostly due to the volatility of foreign exchange rates throughout the year under the COVID-19 pandemic. $0.8 million was attributable to the foreign exchange losses in Australia.

Provision for income taxes

	Year Ended December 31,		Change
	2020	2019	$	%
	(dollars in thousands)
Provision for income taxes	$3,062	$3,117	$(55)	(2)%

The decrease in the provision for income taxes was primarily driven by a decrease in pretax income reported by the US segment in the year ended December 31, 2020, which was substantially offset by a reduction in losses reported by its Australia segment. The decline in profit before income taxes was most significantly driven by operational challenges experienced due to the COVID-19 pandemic.

Liquidity and Capital Resources

Overview

As of March 31, 2021, we held $25.3 million of cash and cash equivalents, of which $2.8 million was held by our foreign subsidiaries outside of the United States. In the event that we repatriate these funds from our foreign subsidiaries, we would need to accrue and pay applicable United Sates taxes and withholding taxes payable to various countries. As of March 31, 2021, our intent was to permanently reinvest these funds outside of the United States. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $31.8 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. It is not practicable to estimate income tax liabilities that might be incurred if such earnings were remitted to the United States due to the complexity of the underlying calculation. Although we have no intention to repatriate the undistributed earnings of our foreign subsidiaries for the foreseeable future, if such funds are needed for operations in the United States, to the extent applicable and material, we will revise future filings to address the potential tax implications. Our primary cash needs are for the funding of day-to-day operations, financing capital investments and to address our working capital needs.

We believe that our operating cash flow and cash on hand will be adequate to meet our operating, investing and financing needs for the next 12 months. If necessary, we may borrow funds under the Revolving Facility to finance our liquidity requirements, subject to customary borrowing conditions. The outstanding balance of the Revolving Facility as of March 31, 2021 was $7.0 million. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. Our ability to meet our operating, investing and financing needs depends to a significant extent on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control, including those described elsewhere in this prospectus under the heading “Risk Factors.” In addition to these general economic and industry factors, the principal factors in determining whether our cash flows will be sufficient to meet our liquidity requirements will be our ability to globally expand our franchisee footprint.

Cash flow

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(dollars in thousands)		(dollars in thousands)
Net cash (used in) provided by operating activities	$(201)	$(2,863)	$(19,822)	$8,328
Net cash used in investing activities	(179)	(680)	(1,537)	(1,143)
Net cash (used in) provided by financing activities	(1,313)	6,912	42,552	(4,198)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(384)	(348)	(493)	315

Net (decrease) increase in cash, cash equivalents, and restricted cash	$(2,077)	$3,021	$20,700	$3,302

Net cash (used in) provided by operating activities

In all periods presented, our largest source of cash inflow stemmed from our collections of establishment and World Pack fees from our franchisees. The most significant cash outflow is our equipment/merchandise costs and employee costs. Historically, we have produced positive net cash flow. We have seen a decrease in operating cash flows due to the pandemic and studio shutdowns during COVID-19.

For the three months ended March 31, 2021, net cash used in operating activities amounted to $0.2 million compared to net cash used in operating activities of $2.9 million for the three months ended March 31, 2020. This $2.7 million decrease in net cash used in operating activities was primarily attributable to a $36.1 million increase in net loss being offset by a net decrease of $31.9 million in non-cash adjustments to net loss including a $25.5 million loss on change in value of derivative liabilities, which was included in the three months ended March 31, 2021 and not in the same period in the prior year. This change was further impacted by a net $6.9 million decrease in working capital primarily due to slower pace of billing collections and higher legal and professional fees during the three months ended March 31, 2021 compared to the same period in the prior year.

Net cash used in operating activities of $19.8 million in 2020 was primarily due to a net loss of $25.3 million and a decrease in net change in operating assets and liabilities of $24.0 million, offset by non-cash adjustments of $29.5 million. Non-cash adjustments were largely related to the recognition of losses on derivative liabilities related to our new Subordinated Convertible Debt, paid-in-kind interest, the write-off of deferred offering costs and bad debt expense. The $24.0 million decrease in net operating assets and liabilities experienced during 2020 was primarily due to a $4.8 million increase in our accounts receivable and due from related parties due to slower collections experienced during the pandemic, a $3.8 million increase in our deferred costs, a $2.3 million increase in other long-term assets (contract assets) along with a $13.0 million decrease in deferred revenue. The increase in our deferred costs was driven by our success in continuing to sign new franchisees during the period and the corresponding increase in other long-term assets (contract assets) and decrease in deferred revenue were a result of a reduction in our invoicing and billing to franchisees whose studios were impacted by the pandemic during the year.

Net cash used in investing activities

For the three months ended March 31, 2021, our cash used in investing activities decreased by $0.5 million from the cash used in investing activities for the three months ended March 31, 2020, as our investing activities included a decrease of $0.3 million of purchases of intangibles and $0.2 million of downward change in purchases of property and equipment.

For the year ended December 31, 2020, our cash used in investing activities was substantially similar to the cash used in investing activities for the year ended December 31, 2019, as our investing activities continued to center around purchases of equipment and leasehold improvements and investment in the development of internal-use software. Net cash used in investing activities of $1.5 million in 2020 was primarily related to net purchases of leasehold improvements of $0.5 million and development of intangible assets of $1.1 million. The $0.4 million increase in cash use in 2020 compared to 2019 related to the expansion of our technology infrastructure as well as the improvement in our franchisees’ ability to deliver an enhanced workout experience.

Net cash provided by (used in) financing activities

For the three months ended March 31, 2021, net cash used in financing activities was $1.3 million compared to net cash provided by financing activities of $6.9 million during the three months ended March 31, 2020, a decrease of $8.2 million. This decrease was primarily due to an increase of borrowings under our Revolving Facility of $8.1 million during the three months ended March 31, 2020 to provide cash to fund the decrease in operating cash flows as a result of the COVID-19 pandemic. The decrease in cash provided by financing activities was further impacted by repayments under our First Lien Loan of $1.3 million during the three months ended March 31, 2021.

For the year ended December 31, 2020, net cash provided by financing activities was $42.6 million compared to net cash used in financing activities of $(4.2) million during the year ended December 31, 2019, an increase of $46.8 million. This increase was due to the $235.2 million in borrowings under the Revolving Facility, Subordinated Convertible Debt, Subordinated Second Lien Term Loan and PPP program, being only partially offset by $174.7 million of cash used to repurchase common stock and $13.7 million to repay borrowings on the Revolving and Term Facility during the year ended December 31, 2020. During the year ended December 31, 2019, we had $151.9 million in proceeds from the issuance of our convertible preferred stock to MWIG and borrowings under our Term and Revolving Facilities being entirely offset by $156.1 million of cash used to fund dividends to existing stockholders, dividend repayments on the Initial Stockholder Notes, loans to directors, repayments of our Term Facility and related deferred offering and debt issuance costs.

Contractual Obligations and Commitments

Contractual obligations and commitments as of March 31, 2021 consisted of $16.3 million in operating leases, all of which is due within the next four years and thereafter. Please see “Note 6 - Debt” and “Note 11—Commitments and contingencies” to the interim unaudited condensed consolidated financial statements included elsewhere in this prospectus for discussion of the contractual obligations under the Term Facility and Revolving Facility related to our debt and operating leases.

Off-Balance Sheet Arrangements

As of March 31, 2021, our off-balance sheet arrangements consisted of operating leases for office space. See “Note 11—Commitments and Contingencies” to the interim unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information regarding these operating leases.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue from contracts with customers

Our contracts with customers are typically comprised of multiple performance obligations including exclusive franchise rights to access our intellectual property to operate an F45 Training-branded fitness facility in a specific territory (franchise agreements), a material right related to discounted renewals of the franchise agreements (both reflected in franchise revenue in the consolidated statements of operations and comprehensive (loss) income), and equipment and merchandise. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Franchise revenue

Our primary performance obligation under the franchise agreement is granting certain exclusive rights to access our intellectual property to operate an F45 Training-branded fitness facility in a defined territory. This performance obligation is a right to access our intellectual property, which is satisfied ratably over the term of the franchise agreement. Renewal fees are generally recognized over the renewal term for the respective agreement from the start of the renewal period. Transfer fees are recognized over the remaining term of the franchise agreement beginning at the time of transfer.

Franchise agreements generally consist of an obligation to grant exclusive rights over a defined territory and may include options to renew the agreement. Earlier franchise agreements had an initial term of three years while more recent agreements have an initial term of five years. With our approval, a franchisee may transfer a franchise agreement to a new or existing franchisee, at which point a transfer fee is paid. Our arrangements have no financing elements as there is no difference between the promised consideration and the cash selling price. Additionally, we have assessed that a significant amount of the costs incurred under the contract to perform are incurred up-front.

Franchise revenue consists primarily of upfront establishment fees, monthly franchise fees and other franchise-related fees. The upfront establishment fee is payable by the franchisee upon signing a new franchise agreement and monthly franchise and related fees are payable throughout the term of the franchise license.

Discounted franchise agreement renewal fees

Our franchise agreements may include discounted renewal options allowing franchisees to renew at no cost or at a reduction of the initial upfront establishment fee. The resulting discount in fees at renewal provides a material right to franchisees. Our obligation to provide future discounted renewals to franchisees are accounted for as separate performance obligations. The value of these material rights related to the future discount was determined by reference to the estimated franchise agreement term, which has been estimated to be 10 years, and related estimated transaction price. The estimated transaction price allocated to the franchise agreements is recognized as revenue over the estimated contract term of 10 years, which gives recognition to the renewal option containing a material right. At the end of the initial contract term, any unrecognized transaction price would be recognized during the renewal term, if exercised, or when renewal option expires, if unexercised.

Equipment and merchandise revenue

We require our franchisees to purchase fitness and technology equipment directly from us and payment is required to be made prior to the placement of the franchisees’ orders. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the franchisee, which is when the franchisee obtains physical possession of the goods, legal title has transferred, and the franchisee has all risks and rewards of ownership. The franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment and merchandise revenue and freight costs are recorded within cost of equipment and merchandise revenue.

We are the principal in a majority of its equipment revenue transactions as we control the proprietary equipment prior to delivery to the franchisee, have pricing discretion over the goods, and have primary responsibility to fulfill the franchisee order through its direct third-party vendor.

We are the agent in a limited number of equipment and merchandise revenue transactions where the franchisee interacts directly with third-party vendors for which it receives a rebate on sales directly from the vendor.

Allocation of transaction price

Our contracts include multiple performance obligations – typically the franchise license, equipment and material rights for discounted renewal fees. Judgment is required to determine the standalone selling price for these performance obligations. We do not sell the franchise license or World Pack equipment on a stand-alone basis (our contracts with customers almost always include both performance obligations); as such, the standalone selling prices of the performance obligations are not directly observable on a stand-alone basis. Accordingly, we estimate the standalone selling prices using available information including the prices charged for each performance obligation within our contracts with customers in the relevant geographies and market conditions. Individual standalone selling prices are estimated for each geographic location, primarily the United States and Australia, due to the unique market conditions of those performance obligations in each region.

Contract assets

Our contract assets primarily consist of unbilled revenue where we are utilizing our costs incurred as the measure of progress of satisfying our performance obligation. When the contract price is invoiced, the related unbilled receivable is reclassified to trade accounts receivable, where the balance will be settled upon the collection of the invoiced amount. The unbilled receivable represents the amount expected to be billed and collected for services performed through period-end in accordance with contract terms.

Deferred costs

Deferred costs consist of incremental costs to obtain (e.g., commissions) and fulfill (e.g., payroll costs) a contract with a franchisee. Both the incremental costs to obtain and fulfill a contract with a franchisee are capitalized and amortized on a straight-line basis over the expected period if we expect to recover those costs. As of March 31, 2021 and December 31, 2020, we had $13.2 million and $12.8 million of deferred costs, respectively, to obtain and fulfill contracts with franchisees. During the three months ended March 31, 2021 and 2020, we recognized $0.4 million and $0.3 million in amortization of these deferred costs, respectively. As of December 31, 2020, and 2019, we had $12.8 million and $10.0 million of deferred costs to obtain and fulfill contracts with franchisees, respectively. During the years ended December 31, 2020 and 2019, we recognized $1.6 million and $0.9 million in amortization of these deferred costs, respectively. The amortization of these costs is included in selling, general and administrative expenses for costs to obtain a contract and cost of franchise revenue for costs to fulfill a contract in the consolidated statements of operations and comprehensive (loss) income.

Impairment of long-lived assets, including intangible assets

We assess potential impairments to our long-lived assets, which include property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded on long-lived assets during the years ended December 31, 2020 and 2019 or during the three months ended March 31, 2021 and 2020.

We evaluate our indefinite-lived intangible asset (trademark) to determine whether current events and circumstances continue to support an indefinite useful life. In addition, our indefinite-lived intangible asset is tested for impairment annually. The indefinite-lived intangible asset impairment test consists of a comparison of the fair value of each asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. We are also permitted to make a qualitative assessment of whether it is more likely than not an indefinite-lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If, based on our qualitative assessment, it is more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment may be required.

We perform our annual impairment test for our indefinite-lived intangible asset during the fourth quarter of the calendar year. We also test for impairment whenever events or circumstances indicate that the fair value of such indefinite-lived intangible asset has been impaired. No impairment of our indefinite-lived intangible asset was recorded during the years ended December 31, 2020 and 2019. Additionally, no impairment triggers were observed during the three months ended March 31, 2021 and 2020.

Income taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws at the end of the reporting period; the effect of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in the provision for income tax.

Stock-based Compensation Expense

On March 15, 2019, we issued 1,369,324 RSUs, which represent 2,738,648 RSUs after our stock split, and which are also referred to herein as the RSUs, to Mr. Wahlberg pursuant to a Promotional Agreement executed between him and us. The Promotional Agreement specifies the terms and conditions under which the RSUs will vest. Specifically, the RSUs vest only if we complete a liquidity event as specified within the Promotional Agreement, which was considered to be a performance-based vesting condition. In addition, the RSUs vest only if we achieve certain target equity values at the liquidity event or thereafter, which was considered to be a market-based vesting condition.

For stock-based compensation with both performance and market-condition vesting, such as the RSUs, cost is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. We estimated the fair value of stock-based payment awards considering the market conditions on the date of grant using a Monte Carlo simulation model.

Vesting for the RSUs was not considered probable, since the performance condition was not expected to be met prior to the consummation of a liquidity event as specified within the Promotional Agreement. Therefore, we did not record the expense. Upon completion of a liquidity event, we will record the expense based on the percentage of the requisite service period completed through that date.

Because there was no public market for our common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook, among other factors.

The expected stock price volatility for the common stock was estimated by taking the historic price volatility for industry peers and comparable companies based on daily price observations over a period equivalent to the expected term of the RSUs. Industry peers consist of several public companies in our industry. Given our size and stage of development relative to the peer group, we selected the third quartile volatility of the peers. The risk-free interest rate for the term of the RSUs is based on the U.S. Treasury implied yield at the date of grant.

Internal-use software

We capitalize certain development costs incurred in connection with our internal-use software and website. These capitalized costs are primarily related to our software tools that are hosted by us and accessed by our customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years.

Derivative financial instruments

Interest rate swaps

We are subject to interest rate volatility on our floating-rate debt. We have entered into interest rate swap agreements to manage our exposure to interest rate fluctuations. The principal objective of these agreements is to eliminate or reduce the variability of the cash flows in interest payments associated with our floating-rate debt, thus reducing the impact of interest rate changes on future interest payment cash flows. We have elected to apply the hedge accounting rules in accordance with authoritative guidance for these agreements. These agreements are carried at fair value either as an asset or liability on the consolidated balance sheets. Changes in the fair value of these agreements designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity and are amortized to interest expense over the term of the related debt.

The fair value of the interest rate swap agreements as of March 31, 2021 and December 31, 2020 was $0.6 million and $0.7 million, respectively.

Embedded derivatives

When we enter into a financial instrument such as a debt or equity agreement (the “host contract”), we assess whether the economic characteristics of any embedded features are clearly and closely related to the primary economic characteristics of the remainder of the host contract. When it is determined that (i) an embedded feature possesses economic characteristics that are not clearly and closely related to the primary economic characteristics of the host contract, and (ii) a separate, standalone instrument with the same terms would meet the definition of a financial derivative instrument, then the embedded feature is bifurcated from the host contract and accounted for as a derivative liability. The estimated fair value of the derivative feature is recorded as a liability in the consolidated balance sheets separately from the carrying value of the host contract. Subsequent changes in the estimated fair value of derivatives are recorded as a gain or loss in our consolidated statements of operations.

We fair value the embedded derivatives using the “with-and-without method” framework under the Bond plus Black-Scholes option pricing model. Under this framework the value of Convertible Notes including the embedded derivatives is defined as the “with”, and the value of the Convertible Notes excluding the embedded derivatives is defined as the “without”. This method estimates the value of the embedded derivatives by comparing the difference in the values between the Convertible Notes with the embedded derivatives and the value of the Convertible Notes without the embedded derivatives. The Bond plus Black-Scholes option pricing model requires the following inputs: (i) expected terms of the instruments, (ii) expected volatility of stock price, (iii) expected dividends, (iv) risk-free interest rate, and (v) probability of liquidity events and qualified offerings. These inputs are considered Level 3 inputs in the fair value hierarchy. In the embedded Liquidity and QPO derivatives, the payout is greater of the 1.5 times the OIP or 20% of the Equity Value. The Bond part of the model would capture the minimum payoff of 1.5 times the OIP and the Black-Scholes part of the model would capture the upside based on 20% of the Equity Value.

Valuations derived from this model are subject to ongoing internal and external verification review. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors.

The fair value of the embedded derivative on the debt agreement as of March 31, 2021 and December 31, 2020 $62.1 million and $36.6 million, respectively.

Recent Accounting Pronouncements

See “Note 2—Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Internal Control Over Financial Reporting

In the course of preparing the financial statements that are included in this prospectus, our independent registered public accountants identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses related to a failure to properly staff and design our financial closing and reporting team and processes, a lack of segregation of duties in certain key financial reporting processes and a lack of formal documentation of policies and internal controls being followed by us, including, but not limited to, controls involving risk assessment procedures, tools to prevent a cybersecurity breach and controls designed to prevent or detect fraud. For more information, see “Risk Factors—We have identified certain material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

In order to remediate these material weaknesses, we have taken and plan to continue to take the following actions:

•

we have hired additional accounting personnel to implement more robust internal controls and enhanced reporting, including a Chief Financial Officer in June 2018, a Financial Analyst in December 2018, a VP FP&A in June 2019, a Staff Accountant (Australia/ROW) in April 2020, a Chief Accounting Officer in November 2020, a Financial Controller (US) in January 2021, a Financial Controller (Australia/ROW) in March 2021, a Director of Revenue Accounting and SEC Reporting in March 2021, and a Senior Accountant (Australia/ROW) in March 2021. As we build out our team, we will continue to supplement our internal resources with third-party consultants;

•

we are maintaining sufficient accounting personnel so that journal entries and account reconciliations are reviewed by someone other than the preparer, including retaining evidence of the reviews performed by management; and

•

we are implementing a more robust enterprise resource planning, or ERP, system than the one we have previously employed. This ERP implementation process initiated in 2020 and is still in progress; we experienced delays with the implementation process because of COVID-19. This ERP system will assist with the monthly close process, segregation of duties and the timely review and recording of financial transactions.

We also plan to take additional steps to remediate the identified material weaknesses and improve our accounting function, including:

•

adopting formal internal control processes and documentation related to controls that address the elements of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Framework; and

•	restricting access to our financial systems to appropriate personnel and implementing proper segregation of duties within our finance and accounting processes.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2020, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Jumpstart Our Business Startups Act of 2012

We have chosen to apply the provision of the JOBS Act that permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of March 31, 2021, we had cash and cash equivalents of $25.3 million deposited with major financial institutions, which consisted of bank deposits. Due to the short-term nature of these instruments, our exposure to interest rate risk is limited to changes in our bank interest rates for which an immediate one percent change would not have had a material effect on our financial condition or operating results.

We are, however, subject to interest rate risk with respect to our borrowings under the First Lien Term Facility and Revolving Facility. Borrowings under the Revolving Facility currently bear interest at a floating rate of LIBOR plus 1.5%. As of March 31, 2021, we had outstanding borrowings of $7.0 million under the Revolving Facility. The First Lien Term Facility also currently bears interest at a floating rate of LIBOR plus 1.5%. As of March 31, 2021, we had outstanding borrowings of $32.4 million under the First Lien Term Facility. On October 25, 2019, we entered into the Swap Agreement to fix the interest rate on the First Lien Term Facility over the life of the loan. Under the terms of the Swap Agreement, effective October 30, 2019, the Term Facility will accrue interest at a fixed rate of 1.741% on an annualized basis.

Foreign exchange risk

We report our results in U.S. dollars, which is our reporting currency. The operations of Australia and ROW that are denominated in currencies other than the U.S. dollar are impacted by fluctuations in currency exchange rates and changes in currency regulations. The majority of Australia’s operations, income, revenues, expenses and cash flows are denominated in Australian dollars, which we translate to U.S. dollars for financial reporting purposes. ROW revenues and expenses in their respective local currencies are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates.

During the three months ended March 31, 2021, income from operations would have decreased or increased approximately $1.2 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar, holding other variables constant, including sales volumes. The effect of a uniform movement of all currencies by 10% is provided to illustrate a hypothetical scenario and related effect on operating income. Actual results will differ as foreign currencies may move in uniform or different directions and in different magnitudes.

BUSINESS

Overview

We are F45 Training, one of the fastest growing fitness franchisors in the United States based on number of franchises sold in the United States, focused on creating a leading global fitness training and lifestyle brand. We offer consumers functional 45-minute workouts that are effective, fun and community-driven. Our workouts combine elements of high-intensity interval, circuit and functional training to offer consumers what we believe is the world’s best functional training workout. We deliver our workouts primarily through our digitally-connected global network of studios, and we have built a differentiated, technology-enabled platform that allows us to create and distribute workouts to our global franchisee base. Our platform enables the rapid scalability of our model and helps to promote the success of our franchisees. We offer consumers a continuously evolving fitness program in which virtually no two workouts are ever the same. Our vast and growing library of functional training movements allows us to vary workout programs to keep consumers engaged with fresh content, stay at the forefront of consumer trends and drive maximum individual results, while helping our members achieve their fitness goals.

We were founded in 2013 in Sydney, Australia. Our CEO and co-founder Adam Gilchrist recognized an opportunity to leverage technology to offer consumers an effective, multi-disciplinary and community-driven workout that serves as an affordable alternative to one-on-one personal training and repetitive, single-discipline studio classes. Soon after the first F45 Training studio opened in Paddington, Australia, our founders focused on using technology to streamline and standardize the F45 Training experience in order to franchise the business. We quickly expanded, initially selling franchises to members of the original studio, after which viral word-of-mouth marketing led to rapid growth, and we opened nearly 200 studios over the following 30 months. In less than eight years, we have scaled our global footprint to 2,801 Total Franchises Sold in 63 countries, including 1,555 Total Studios, of which 1,415 had re-opened following temporary closures due to the COVID-19 pandemic, as of June 30, 2021.

Our in-studio experience utilizes our proprietary technologies: our fitness programming algorithm and our patented technology-enabled delivery platform. Our fitness programming algorithm leverages a rich content database of over 3,900 unique functional training movements to offer new workouts each day. Our content delivery platform allows us to standardize the F45 Training experience across our global footprint and broadcast content, including workout instructions and timing, directly to our in-studio F45TVs and speaker systems. Our in-studio experience is further enhanced by trainers who provide guidance on proper form and movement, as well as motivate our members and foster a positive sense of community. We believe our approach helps to provide a consistent and high-quality fitness experience across our network of studios, keeping members highly engaged and helping them to achieve and sustain their fitness goals.

We operate a nearly 100% franchise model that offers compelling economics to us and our franchisees. We believe our franchisees generally benefit from a relatively low initial investment and low four-wall operating expenses, which in turn can generate strong returns on franchisee investments. The optimized box layout of our studios, which requires as little as approximately 1,600 square feet of training area, contributes to the relatively low initial investment and operating costs of our franchisees, and allows our studios to be located in a wide array of attractive prospective retail locations. We believe this flexibility will enable us to capitalize on our estimated long-term global opportunity of over 23,000 studios. Based on the Franchise Survey conducted prior to the COVID-19 pandemic, we estimate that a typical F45 Training franchise in a normalized operating environment requires an aggregate initial investment of approximately $315,000 and, in its third year of operation can produce average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

We believe our franchise model is attractive due to its potential for asset-light growth, strong profitability and robust cash flow generation, and has helped to facilitate our rapid growth and strong financial performance prior to the COVID-19 pandemic. Despite challenges posed by the COVID-19 pandemic, we grew our footprint and experienced minimal permanent closures during 2020, which we believe underscores the resilience of our business model. Between 2018 and 2020 we grew our Total Franchises Sold at the annual rate of 33% and our Total Studios at the rate of 34%. From June 30, 2020 to June 30, 2021, our Total Franchises Sold increased by 36% and our Total Studios increased by 22%.

Total Franchises Sold (as of period end)	Total Studios (as of period end)[1]

¹

Due to the lead time associated with opening a new studio after a franchise is sold, Total Franchises Sold is always greater than Total Studios as of a certain date. Of our 1,555 Total Studios as of June 30, 2021, we had 1,415 Open Studios, which are studios that were open for business.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic, related shelter-in-place restrictions and other containment efforts have had and continue to have a significant impact on the gym and fitness industry generally, as well as our business, financial condition and results of our operations. Following the outbreak of the pandemic and at its initial peak, nearly all of our studios temporarily closed pursuant to local, state and federal mandates and guidelines.

Over the course of the pandemic, we developed new programs to support our franchisee network and maintain member engagement. In order to support franchisees, we launched several programs, including training seminars on government assistance, promotional offerings, support with rent deferrals, franchise fee relief and assistance with reopening plans. To maintain member engagement, we launched the F45 AtHome Challenge and helped franchisees develop live-streaming options. We also released a digital platform in response to temporary studio closures called F45 At Home Workouts. This platform provides members with the ability to access part of F45’s library of fitness and wellness offerings, and allows users to maintain their engagement with F45 at home during temporary studio closures. These strategies proved to be successful in driving engagement with, and retention of, our members during the pandemic, but we do not currently expect to further develop or focus on our at home offering as our studios continue to re-open in full. As of June 30, 2021, our total membership stood at 13% higher compared to December 31, 2019, while 9% of our network remained temporarily closed.

As businesses have been allowed to re-open in certain jurisdictions pursuant to local and state mandates, we have worked closely with our franchisees in helping to re-open their studios subject to certain indoor capacity and other restrictions, including company-implemented health and safety policies. We have also been providing additional operating guidance to our franchisees by assisting with modifications to studio layouts and workouts to accommodate proper social distancing.

As of June 30, 2021, we had approximately 1,415 Open Studios, which represented 91% of our Total Studios. The remaining 9% of our Total Studios are generally located in regions that continue to face restrictions, which we expect to be lifted over time. The following chart illustrates the number of Open Studios as a percentage of Total Studios at the end of each month for the 18 months ended June 30, 2021.

Open Studios as a Percentage of Total Studios for the 18 Months Ended June 30, 2021

We have found that, on average, studios that have re-opened following temporary closure quickly return close to pre-pandemic levels on a weekly revenue basis, and eventually exceed pre-pandemic levels on the same basis. As of June 30, 2021, the median weekly revenue of the 618 studios that have been re-opened the longest since temporary closure exceeded pre-pandemic levels.

We believe our performance over the course of the pandemic has underscored the resilience of our business model. While our revenues decreased to $82.3 million for the year ended December 31, 2020 compared to $92.7 million for the year ended December 31, 2019 due to the pandemic, between February 1, 2020 and June 30, 2021, only 19 studios permanently closed due to financial hardship or otherwise, which represents approximately 1% of our Total Studios as of June 30, 2021. Additionally, only approximately 9% of our Total Backlog Studios, which is the difference between the Total Franchises Sold and Total Studios, terminated franchise agreements during that same period. These metrics compare favorably to the estimated 15% of all U.S. health clubs that had permanently closed as of September 30, 2020, according to IHRSA, as well as the estimated 25% that were expected to permanently close by the end of 2020.

Despite challenges posed by the COVID-19 pandemic such as temporary closure of our studios, we successfully continued to sell new franchises and open new studios during 2020. Of the 909 New Franchises Sold during the 18 months ended June 30, 2021, 253 were sold as part of a limited-time promotional offer made exclusively to existing franchisees. The following tables illustrate the number of New Franchises Sold and Initial Studio Openings during the 18 months ended June 30, 2021.

	Monthly Total Franchises Sold for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
Total Franchises Sold, beginning of period	1,892	1,922	1,947	1,959	1,961	1,997	2,059	2,113	2,160	2,214	2,227	2,242	2,244	2,247	2,255	2,247	2,340	2,487
New Franchises Sold, net¹	30	25	12	2	36	62	54	47	54	13	15	2	3	8	(8)	93	147	314
Total Franchises Sold, end of period	1,922	1,947	1,959	1,961	1,997	2,059	2,113	2,160	2,214	2,227	2,242	2,244	2,247	2,255	2,247	2,340	2,487	2,801

	Monthly Total Studios for the 18 Months Ended June 30, 2021
	JAN	FEB	MAR	APR	MAY	JUNE	JULY	AUG	SEP	OCT	NOV	DEC	JAN	FEB	MAR	APR	MAY	JUN
Total Studios, beginning of period	1,140	1,186	1,224	1,242	1,241	1,249	1,275	1,300	1,337	1,376	1,404	1,422	1,437	1,452	1,463	1,487	1,515	1,539
Initial Studio Openings, net¹	46	38	18	(1)	8	26	25	37	39	28	18	15	15	11	24	28	24	16
Total Studios, end of period	1,186	1,224	1,242	1,241	1,249	1,275	1,300	1,337	1,376	1,404	1,422	1,437	1,452	1,463	1,487	1,515	1,539	1,555

[1]	New Franchises Sold and Initial Studio Openings shown net of 112 franchise terminations and 19 permanent studio closures that occurred during the 18 months ended June 30, 2021.

There have been frequent changes and variation in local and state regulation of the health club industry, and many local and state jurisdictions have returned to shelter in place restrictions after allowing for health club re-openings. While we are optimistic about our ability to continue to effectively manage through the COVID-19 pandemic, we are unable to predict the duration or future impact of the pandemic on our business, financial condition and results of operations. For additional information on the impact of COVID-19 on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Impact.”

The Three Pillars of F45 Training

Our differentiated approach to fitness is firmly rooted in the three pillars of our DNA: Innovation, Motivation and Results.

Innovation: at the core of everything we do.    We are dedicated to driving new innovations that will continue to elevate the F45 Training experience and further our position as a global fitness training and lifestyle brand. We are able to distinguish ourselves from competitors through such innovations as:

•

Technology-Enabled Centralized Delivery Platform:    Our technology-enabled centralized delivery platform distributes daily workout content via in-studio F45TVs that display proper exercise form, timing and sequencing, driving consistency and efficiency across our global network of studios. In-studio trainers coach members throughout their workout and adjust movements to suit individual levels of experience, strength and flexibility;

•

Proprietary Fitness Programming Algorithm:    Our fitness programming algorithm configures movements from our vast content library into new workout plans based on various criteria, including duration, target muscle group, equipment type and aerobic versus anaerobic focus, among others, ensuring that virtually no two workouts are ever the same; and

•

Curated High-Quality Workout Plans:    Our curated workout plans are subject to a rigorous in-house quality control process and are designed to sequence movements in what we believe to be a safe, effective manner. This quality control process is led by our centralized F45 Athletics Department, which consists of training professionals, athletes and sports scientists.

Motivation: the key to creating a community and sanctuary.    We believe the foundation for any effective fitness program is motivation. We motivate our members through a combination of positivity, inclusivity and teamwork, which encourages our members to view each studio as a sanctuary and is driven by:

•

Positive Trainers:    Our in-studio trainers are responsible for fostering a positive environment for all members before, during and after workouts, and we specifically instruct them to drive positivity, inclusivity and teamwork;

•

“No Mirrors, No Microphones, No Egos”:    Our studios are deliberately free of mirrors and microphones, which mitigates the appearance-related pressures and trainer intimidation that are associated with many fitness alternatives. Our goal is to emphasize our members’ achievements in completing our workouts; and

•	Community: Our positive, inclusive philosophy permeates the studio and creates a genuine sense of camaraderie, team-building and community amongst our members.

Results: supported by the sustainability of our workouts over time.    We strive to help our members achieve and maintain results by focusing on creating a sustainable fitness program. Our fitness programming algorithm offers new workouts each day and is specifically designed to encourage members to visit studios multiple times per week over the course of their long-term fitness journey. We believe we offer members a winning formula to achieve long-term results, driven by:

•	Total Body Workout: Our fitness programming algorithm offers a total body workout that combines cardiovascular and strength modalities to deliver comprehensive results;

•

Safety:    We believe our emphasis on functional training movements and relatively low weight resistance helps to mitigate the risk of injury, thereby enabling our members to push themselves and maximize individual performance without compromising their safety; and

•

Frequency:    The curation, style and cadence of workouts, combined with the use of low weight resistance, allows for members to visit as frequently as their schedules permit. Workouts alternate between cardiovascular and strength modalities from day to day, which alternates the impact on the body.

Our Competitive Strengths

We believe there are several competitive strengths that form the foundation of our strategy and are key differentiating factors of our business.

The Next Generation Global Fitness Training and Lifestyle Brand Striving to Deliver the Best Functional Training Workout

Over the last eight years, we have focused on leveraging our approach to fitness to develop a global brand that is viewed as the gold standard in functional fitness. We strive to offer our members the best functional training workout in each F45 Training studio on a daily basis. Our differentiated, technology-driven approach, including our proprietary fitness programming algorithm’s database of over 3,900 unique functional training movements, helps us to design workouts that are fun, challenging, safe, dynamic and sustainable for members to attend day after day and week after week. The versatility of our workouts resonates with both women and men, and across a broad range of fitness levels.

Innovative and Differentiated Technology-Enabled Delivery Platform Driving Quality and Consistency within Each Studio

A critical component to the success of our business is our patented technology that provides us with the ability to remotely manage each in-studio experience across our global network of 1,555 Total Studios as of June 30, 2021 from a centralized hub at F45 Training headquarters. We have built an automated, centralized delivery platform that gives us the ability to control the delivery and timing of our workout content through our F45TVs in each of our studios. Our centralized delivery platform enables a seamless F45 Training experience on a consistent basis at scale across a broad geographic footprint. In response to temporary studio closures due to the COVID-19 pandemic, we were able to leverage our technology platform and create a home digital product called F45 AtHome Workouts. This offering provides users with the ability to access part of our library of fitness and wellness offerings from remote or outdoor locations, and allows users to maintain their engagement with F45 during temporary studio closures. In addition, as our studios have re-opened, our adaptable workout model has enabled us to modify workouts so they can be completed in socially distanced setting and with minimal equipment requirements.

Highly Scalable Commercial Delivery and Franchise Development Model

Our differentiated approach, including our fitness programming algorithm and our proprietary technology-enabled delivery platform, plays an integral role in the scalability of our business. By integrating technology into the workout experience, we have been able to develop a franchise model that is highly replicable for both new and existing franchisees across multiple geographies. In addition, our purpose-built studio design, which utilizes an open floor plan and modest physical footprint (as little as 1,600 square feet of training area), can be built within a wide array of attractive prospective retail locations. We have also substantially simplified the pre-opening process by providing franchisees with a comprehensive studio opening pack, which we call a World Pack, that includes the key items needed to operate the studio, including fitness equipment, technology, AV equipment and more. Our World Pack has resulted in a streamlined pre-opening process for our franchisees.

Compelling Franchisee Studio Economics

We believe we offer a compelling business opportunity for franchisees to generate strong returns driven by a relatively low initial investment combined with healthy AUV and low four-wall operating expenses. Prior to the COVID-19 pandemic and based on data collected through our booking systems and the Franchise Survey, we estimate that in a normalized operating environment, a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000 and, in its third year of operation can produce an AUV of approximately $354,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

Across the F45 network, we believe that many studios that have re-opened following the onset of the COVID-19 pandemic have demonstrated the ability to ramp up AUV levels. Further, we believe that many studios that have re-opened following the onset of COVID-19 have been able to return to or lower their pre COVID-19 operating costs. During the six months ended June 30, 2021, studios that were open for the full period experienced an AUV increase of approximately 27%, compared to the same period in 2020.

Predictable, Asset-Light Model Driving Rapid Growth

As a franchisor, we have employed an economic model that, other than due to the unprecedented global shutdown of our network due to the COVID-19 pandemic, has been predictable, asset light and cash flow generative and has enabled us to open new studios at an accelerated pace versus the owner-operator model that is common in the studio fitness landscape. For the majority of franchises that we sell, we receive an upfront payment from the franchisee, which varies by geography. Once a new studio has opened, we receive contractual, recurring franchise fee revenue streams that provide us with a high degree of revenue visibility. During the most challenging months of the COVID-19 pandemic, we offered franchisees temporary relief from contractual franchise fees. As our network of total studios grows, we expect recurring revenue as a percentage of total revenue to increase.

Given our model is nearly 100% franchised, we have also been able to maintain a strong margin profile. For the quarter ended March 31, 2021, we reported operating margin and Adjusted EBITDA margin of (16.7)% and 29.0%, respectively. For the quarter ended March 31, 2020, we reported operating margin and Adjusted EBITDA margin of 5.4% and 10.5%, respectively. For the year ended December 31, 2020, we reported operating margin and Adjusted EBITDA margin of (6.3)% and 30.9%, respectively. For the year ended December 31, 2019, we reported operating margin and Adjusted EBITDA margin of (9.4)% and 33.1%, respectively.

Proven Management Team with Value-Added Investors

F45 Training is led by an experienced and passionate team dedicated to driving the continued growth of the business. Our CEO Adam Gilchrist has developed and fostered our strategic vision and culture of excellence from the very beginning. Our broader management team consists of a deep bench of experienced professionals with expertise in finance, operations, marketing and other critical areas, which we believe helps to position us to execute on our long-term strategy.

In March 2019, a group led by Mark Wahlberg and FOD Capital LLC, or FOD Capital, a family office investment fund, made a strategic minority investment in F45 Training, providing critical branding and marketing capabilities to supplement the strengths of our management team. We expect that Mr. Wahlberg’s involvement, leveraging his broad celebrity reach (with over 17 million Instagram followers) and well-known affinity for fitness, will continue to be a key differentiator in helping us to continue to drive growth.

In addition to Mr. Wahlberg, we have established relationships with Earvin “Magic” Johnson, Jr., David Beckham, Greg Norman, Cindy Crawford and other professional athletes and personalities in order to promote our products.

Our Growth Strategies

We believe there are several attractive opportunities to continue to drive the long-term growth of our business.

Expand Studio Footprint in the United States

We believe there is a significant opportunity to meaningfully expand our franchise studio footprint in the United States. As of June 30, 2021, we had 1,379 franchises sold and 556 total studios in the United States. Prior to the COVID-19 pandemic, we had seen the pace of our U.S. growth accelerate with average net franchises sold per month increasing from 12 in 2017 to 18 in 2018 to 32 in 2019. Due to COVID-19, the average net franchises sold per month decreased in 2020 to 10. Based on current franchises sold in Australia per capita as of June 30, 2021, we believe there is long-term studio potential for us to open over 7,000 studios in the United States.

Expand Studio Footprint Throughout the Rest of the World

We believe in the proven portability of our brand and franchise model, as evidenced by our strong growth outside of our core U.S. and Australian markets. We have designed our studios to be deployed successfully in both developed and emerging markets, and to drive continued growth in both underpenetrated and new markets. As of June 30, 2021, we had franchises sold outside of our core markets of the United States and Australia. Based on an extrapolation of current franchises sold in Australia per capita as of June 30, 2021, we believe there is a long-term global opportunity for over 23,000 studios, with a potential for approximately 16,000 studios outside of the U.S. market. We believe we can continue to grow our international presence through our existing franchising strategy and by opportunistically pursuing master franchising agreements to sell select territories to experienced, local partners.

Grow Same Store Sales and Transition to a Revenue-Based Franchise Fee Model

Prior to the onset of the COVID-19 pandemic, we had successfully delivered consistent positive system-wide same store sales growth for 20 consecutive quarters by driving increased brand awareness to acquire new members and increased existing member spend. We see continued opportunity to drive same store sales growth by leveraging our organic, word-of-mouth marketing and the network effect as we continue to open new studios.

Historically, our franchise agreements have generally included a fixed monthly franchise fee per studio. Since July 2019, we have transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue, generally 7%, which we believe will help to further align our interests with those of our franchisees while also providing us with the opportunity to increase revenue. In select markets outside of the United States and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Pursue Franchise Agreements with Multi-Unit Franchise Systems

The majority of our franchisees today consist of owner-operators that manage single locations. Going forward, we intend to seek opportunities to develop multi-unit franchise systems with select financial partners. As of March 31, 2021, approximately 51% of our franchises sold were owned by multi-unit franchisees, up from approximately 41% as of December 31, 2019, which highlights the strong market demand for multi-unit franchise opportunities.

We recently entered into long-term multi-unit studio development agreements with three financial partners, including an affiliate of KLIM, one of our principal stockholders. Pursuant to each such agreement, we have granted to the financial sponsor the right to develop, and the financial sponsor has agreed to develop, an agreed number of studios within certain territories in the U.S., with one sponsor agreeing to develop at least 70 studios over a 7 year period, another to at least 87 studios over 6 years and the sponsor affiliated with KLIM agreeing to at least 300 studios over 36 months. In certain cases, we have also agreed to a right of first refusal in favor of the financial sponsor developer within their territories with respect to any new concepts developed by us.

Expand Into New Channels

We believe there is a significant opportunity to expand into new channels, and we are actively pursuing potential opportunities to partner with major universities, hospitality operators, corporations and military facilities. As of March 31, 2021, we had five employees on our franchise sales force devoted specifically to such pursuits. In 2016, we believe we became the first external studio fitness provider to open a studio on a major U.S. university campus through our collaboration with the University of Southern California. As of March 31, 2021, we had 29 studios located on major university campuses in the United States, including the University of Southern California, Stanford University and the University of Texas at Austin. In June 2021, we opened our first studio on a government military base at the U.S. Air Force Station in Miramar, CA.

Develop Workout Programs to Access New Target Demographics

We believe there is a significant opportunity to create workout programs that enable us to target a broader range of consumer demographic groups. In 2018, we successfully launched “Prodigy,” a training program designed to target children and young adults between the ages of 11 and 18 years. Prodigy is generally offered globally. Following an initial development period, franchisees will have the opportunity to incorporate the Prodigy program into existing studios for additional fees. We have also recently developed a new fitness concept called FS8, which we began marketing in Australia in March 2021. FS8 integrates three popular methods in the health and fitness industry, the remixing of pilates, yoga and tone, to create a new workout style. This workout style is an effective method of building lean muscle and definition. FS8 offers members a premium fitness experience through F45’s platform of training systems, the FS8tv and FS8 App, and also offers franchisees a proprietary business model and large community via the franchise network. We also have a dedicated support team to assist across all business functions. As of June 30, 2021, we had sold 106 total FS8 studios in Australia.

We also have additional concepts in development, including Malibu Crew, a functional fitness studio clubhouse targeting men over the age of 50, as well as Avalon House, a studio sanctuary for women of a similar age.

Strategically Utilize M&A to Further Grow Footprint and Attract New Members

The boutique fitness industry remains highly fragmented, which offers attractive opportunities to utilize strategic and bolt-on M&A to drive consolidation. On March 31, 2021, we entered into an agreement to purchase certain assets consisting primarily of intellectual property and customer assets in connection with the Flywheel indoor cycling studio business, which we anticipate will close concurrently with the closing of this offering. We intend to continue to opportunistically pursue acquisitions to grow our franchise network and attract new members in both new and existing markets.

Drive Increased Member Spend Through Ancillary Product Offerings

We believe there are several opportunities to capitalize on member engagement and grow sales by enhancing our offering of health and fitness-related products across our global network of studios. Examples of product categories include footwear and apparel, prepared meal plans, nutrition and supplements and wearables, such as the LionHeart heart rate monitor designed exclusively for F45 Training.

Our Workouts

Functional Training Experience

We believe we offer the world’s best functional training workout. We combine elements of high intensity interval, circuit and functional training to offer our members an intense 45-minute workout consisting of natural real-world movements, such as lifting, squatting, jumping, twisting, kicking, rowing, cycling and other high intensity exercises. Our workouts utilize our proprietary, in-studio technology to allow members to walk through a series of exercise stations. In-studio F45TVs provide video instructions for each exercise, and our in-studio trainers help guide members on proper form and movement. We believe that by designing highly innovative and effective total body workouts that minimize injury risk and allow for increased visit frequency, we provide our members with a fitness program that is well positioned to serve as the basis for achieving their long-term fitness goals.

Dynamic Fitness Programming

Our fitness program consists of strength, cardio and hybrid branded workouts. Our branded workouts are mapped on a seasonal basis with four 10-week cycles and one 12-week cycle, with each cycle focusing on specific disciplines, such as boxing, American football training, partner workouts and more. This structure helps to ensure that each member experiences a differentiated and engaging workout. As new fitness trends arise, we are able to adapt our programming and cater to changing consumer preferences through the continuous evolution of our workouts, utilizing both new and existing content in our branded workout and functional training movement library. Once the branded workout cycle is set, we employ an automated workout programming algorithm that scans our database of over 3,900 unique functional training movements to select exercises based on each of the branded workout’s defined key characteristics and configure a series of exercises within each workout. Our workout programming algorithm accounts for the following criteria, ensuring every routine is dynamic, sustainable and new:

•	movement and exercise types;

•	muscle groups;

•	type of equipment;

•	exercise frequency (avoiding repetition); and

•	number of stations and sequencing.

After the algorithm builds a workout cycle, these workouts are then vetted by head trainers in the F45 Athletics Department to confirm quality, avoid duplication of targeted muscle groups or movements and provide for efficient transitions between stations. The new cycle is finalized approximately three weeks ahead of its system-wide release after testing the new program across several test studios for quality and ease of use by trainers and members.

Our Studios

Studio Layout and Design

We have designed our studios around the principles of functionality, simplicity and purpose. Each studio has an optimized footprint, with a minimum training area of as little as approximately 1,600 square feet, which enables our studios to be located in a wide array of attractive prospective retail locations. We believe the flexible design and open floor plan layout of our studios positions us to be responsive to potential shifts in consumer preferences as new fitness trends emerge with different setup requirements. The flexible design of our studios has proven to be particularly helpful in allowing us to effectively modify studio layout to accommodate proper social distancing during the pandemic. Each studio has standardized F45 Training-branded fitness equipment and related technology, which includes F45TVs, spin bikes, dumbbells, kettlebells, sleds and more, all of which are included in our World Pack. The wall-mounted F45TVs are positioned throughout the studio to provide an illustrative, station-by-station guide for each workout and to serve as a reference point for members to visualize proper form and progress through each workout station. In-studio trainers provide additional support by helping members execute exercises with appropriate form and resistance level, while offering encouragement and motivation. To drive a welcoming, intimidation-free environment, we purposely exclude mirrors on the walls of our studios. Our standardized studio design helps ensure the consistency of the F45 Training experience across our global network of studios.

Studio Membership and Member Pricing

We provide franchisees with suggested pricing for workouts and membership options based on relevant market dynamics, but pricing is ultimately managed at the discretion of our franchisees. Franchisees typically offer multiple membership options, such as weekly memberships with unlimited workouts, monthly memberships with a limited number of workouts, workout packs that include a fixed number of workouts that can be used at any time, as well as single workout options. Franchisees may also offer other membership options, including longer-term memberships for a discounted rate and specific promotional membership plans. Many franchisees offer a limited free trial period to attract prospective new members. We do not offer multi-studio membership plans and memberships are not transferrable across our studios.

Franchise Model

Franchising Strategy

We utilize an attractive franchise model that has allowed us to scale our business rapidly. As of June 30, 2021, we had a global network of 2,801 Total Franchises Sold, including 1,555 Total Studios, of which 1,415 had re-opened following one or more temporary COVID-related closures. Approximately 49% of Total Franchises Sold are owned by single-unit franchisee owners, with the other 51% owned by multi-unit franchisees. As of March 31, 2021, our largest franchisee owns 24 franchises, representing approximately 1% of our Total Franchises Sold. As we pursue opportunities to develop multi-unit franchise systems with financial partners, we expect the percentage of multi-unit franchisees to increase over time.

Highly Engaged Franchise Community

We believe that F45 Training franchisees are highly motivated business owners who are financially, and often personally, invested in improving the wellbeing of their members. Franchisees typically fall into two categories: “owner-operators” and “investors.” Owner-operator franchisees are individuals who usually serve as the lead in-studio trainer and handle day-to-day management of the studio. These franchisees include former personal trainers or fitness enthusiasts who previously developed a strong connection with F45 Training as members before becoming franchisees. Investor franchisees generally hire outside staff to lead workouts and handle day-to-day management of the studio.

While the majority of our franchisees today consist of owner-operators that manage single locations, in the coming years we expect the number of investor franchisees to accelerate. As of March 31, 2021, approximately 51% of our franchises sold were owned by multi-unit franchisees, up from approximately 41% as of December 31, 2019, which highlights the strong market demand for multi-unit franchise opportunities.

Franchisee Selection Process

We have created a highly efficient franchisee development platform that leverages strong consumer demand for our fitness concept and the potential for attractive returns for new franchisees. We have been able to significantly accelerate the growth of our franchisee network while minimizing marketing spend per net franchise sold, which was less than $11,000 per studio in 2019 and 2020.

When evaluating potential new franchisee partners, we generally look for the following criteria:

•	strong commitment to health and fitness;

•	personal accountability for the success of a business;

•	ability to work in a standardized operational environment;

•	passion for delivering high quality service;

•	ability to attract and develop talented people; and

•	willingness to make a minimum commitment of five years.

We divide the franchisee selection process into four distinct phases:

•	Prospects phase: Our sales team identifies and contacts “marketing qualified leads” to discuss fit and interest, as well as to determine suitability and optimal territory for a potential studio.

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Reservations phase:    A potential franchisee reserves a territory, after which they complete an online interview, file disclosure documents, review the business model and review the terms of our franchise agreement.

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Contract sent phase:    A contract is sent to potential franchisees. During this time, the sales team further educates the potential franchisee about the opportunity to become a franchisee. The majority of deals that reach this phase become F45 Training franchisees.

•	Contract sold phase: The closing of the franchise sale typically occurs within six months of initial contact.

Support for our Franchisee Network

We believe the upfront and ongoing support that we offer to our franchisees is a key differentiator in our value proposition and has been a critical contributor to our success. Our new franchisees undergo a comprehensive and multi-day training program that covers membership marketing and day-to-day operations prior to opening the studio to ensure the F45 Training experience is standardized across our global footprint. All head trainers must pass a standardized fitness test and undergo a two-day training program to better understand our functional training programs, so that they are able to correct our members’ movements and foster a collaborative and welcoming environment.

We maintain a robust ongoing support program for our franchisees, with dedicated performance managers overseeing the health of the franchisee network within their designated geographies. Performance managers are directly focused on driving strategies to support the performance of studios in their portfolio. Our studio support program is vital to maintaining the overall health and quality of our franchisee network.

Throughout the COVID-19 pandemic, we have been working with franchisees around the world in order to evaluate operational feasibility and support financial liquidity. We have provided assistance to franchisees in following COVID-19 protocols, including company-implemented health and safety policies. We have also been providing additional operating guidance to our franchisees by assisting with modifications to studio layouts and workouts to accommodate proper social distancing and with setting up remote streaming services for members. In addition, a select number of our franchisees have purchased and/or contracted for additional studios as part of a limited-time promotional offer made by us exclusively to existing franchisees to stimulate sales in response to the COVID-19 pandemic. The offer provided for a reduced dollar establishment fee and no franchise fee payments until the earlier of the studio opening and January 1, 2022, as well as deferred equipment purchasing until November 2021. We have also provided franchise fee payment relief for franchisees throughout our global network during the pandemic. This franchise fee relief began on April 1, 2020 for most franchisees but began as early as January 2020 for our franchisees located in Asia. Pursuant to the terms of the franchise fee relief, we will begin collecting franchise fee payments 30 days after a franchisee’s respective studio reopening.

Franchise Agreement

For each franchise license, we enter into an agreement with the franchisee covering standard terms and conditions. We grant our franchisees an exclusive area or territory under the franchise agreement, and territories are determined as agreed with us using our internal analysis, after taking into account population density and demographics. The proposed location must be approved by us, and each franchisee is responsible for the acquisition or lease of the premises from which to operate the business within their respective territory. The franchise agreement requires that the franchisee operate the studio at a specific location.

The typical franchise agreement has an initial five-year term. We may refuse to extend the term of the agreement if the franchisee is in default under the franchise agreement or has failed to achieve minimum performance targets. More specifically, within 12 months of opening, each franchisee must achieve an annual gross revenue of at least 70% of the average gross revenue of all franchisees who have been operating for at least 12 months. Within six months of the expiration of the initial five-year term, franchisees have the opportunity to renew for an additional five-year term, subject to the terms and conditions prevailing at the time of renewal.

The franchise agreement requires franchisees to comply with our standard methods of operation, which govern the provision of services, use of vendors and sale of merchandise. These provisions require that franchisees must generally purchase equipment from us and may only buy products, goods and materials approved by us. We may terminate the franchise agreement upon an event of default by the franchisee, and the franchisee may terminate only with our mutual consent.

Historically, franchisees have paid a fixed monthly franchise fee. Since July 2019, we transitioned our model in the United States for new franchisees to a franchise fee based on the greater of a fixed monthly franchise fee or a percentage of gross monthly studio revenue. In select markets outside of the United States, and for renewals of existing franchisees in the United States, we are in the process of developing a strategy for transitioning to a similar model.

Attractive Franchisee Return Profile

Our franchise model has the potential to generate strong returns for franchisees as a result of a relatively low initial investment and favorable operating cost structure driven by our purpose-built studio design and proprietary technology-enabled ecosystem. We believe that our scale provides us with cost advantages that allow us to offer our equipment to our franchisees for a significantly lower cost than if they were to acquire it on their own. We recommend that our franchisees typically staff one lead trainer and at least one assistant trainer during business hours. We also provide ongoing back-office support through our customer relationship management capabilities to assist with day-to-day booking and operation of the business. We believe the modest initial investment, combined with limited staffing needs, creates the potential for strong financial performance and expands the universe of potential franchisees.

Prior to the COVID-19 pandemic and based on data collected through our booking systems and the Franchise Survey, we estimate that in a normalized operating environment, a typical F45 Training franchise requires an aggregate initial investment of approximately $315,000, which includes all of the required studio equipment contained in the World Pack, and, in its third year of operation can produce an AUV of approximately $354,000, average EBITDA margins in excess of 30% and average cash-on-cash returns in excess of 33%.

Across the F45 network, we believe that many studios that have re-opened following the onset of the COVID-19 pandemic have demonstrated the ability to ramp up AUV levels. Further, we believe that many studios that have re-opened following the onset of COVID-19 have been able to return to or lower their pre COVID-19 operating costs. During the six months ended June 30, 2021, studios that were open for the full period experienced an AUV increase of approximately 27% compared to the same period in 2020.

Industry Dynamics

Favorable Industry Fundamentals

The fitness industry represents a large market that has historically exhibited attractive growth characteristics due to various secular consumer trends. According to IHRSA, the global health club market size was estimated to be $97 billion in 2019, with the U.S. segment of this market representing $35 billion. From 2014 to 2019, the global health club industry grew at a CAGR of 2.8%, with the U.S. health club industry growing at a CAGR of 7.7%. We believe that the following have been, and will continue to be, key drivers of industry growth:

•	increased consumer focus on health and wellness, driven by education on the health benefits of exercise;

•	changes in consumer spending in favor of experiences, including group fitness; and

•	cultural shifts promoting fitness as an aspirational lifestyle and form of community, supporting the studio fitness model.

With only 64.2 million Americans ages six and older having health club memberships according to IHRSA, we believe there is significant opportunity for further growth in fitness engagement and membership in the United States.

Resilience Under Macroeconomic Pressure

The health club industry demonstrated resilience during the last recession from 2007 to 2009, with a global revenue CAGR of 4.4% during this period and a U.S. revenue CAGR of 2.1%, according to IHRSA. We believe that the studio fitness category will be generally resilient under macroeconomic pressure due to a number of factors, including its high quality community-oriented experience, its value proposition as a lower cost alternative to personal training and the heightened consumer focus on health and wellness as compared to the last recession. Unprecedented events, however, such as the COVID-19 pandemic, have the potential to negatively impact and disrupt the fitness industry.

COVID Impact on Fitness Industry

The COVID-19 pandemic has negatively impacted the fitness industry. At the peak of the pandemic, nearly all health and fitness centers in the United States were closed. Many other developed markets around the world in which we operate experienced similar closures. Multiple health club operators have entered bankruptcy and many gyms and health clubs will never reopen. According to IHRSA, as of September 30, 2020, 15% of health and fitness locations in the United States had permanently closed and as of December 31, 2020, 25% would likely be closed permanently. Our studio network has proven to be resilient in the face of the pandemic, with approximately 1% of the number of total studios permanently closed in the 18 months ended June 30, 2021.

Upon a return to normalcy following the COVID-19 pandemic, we believe fitness and wellness will be top-of-mind for consumers. In an online survey conducted by Kelton Global, 91% of resolution-setters listed “fitness” as a top goal for 2021. In a survey conducted of Life Time members, 86% of respondents miss their in-person workout community and 81% feel more inspired to make a health goal in 2021. In a survey conducted by IHRSA in August 2020, 95% of respondents stated they missed their gym routine and 94% stated they plan to return to their routine in some capacity. We believe we are well positioned to serve new members as restrictions continue to ease and consumers increasingly participate in in-person activities.

Competition

We operate in a competitive and highly fragmented market, with multiple industry segments competing for the consumers’ share of wallet that is allocated to fitness and health. While we operate specifically in the studio fitness category, we consider the following key industry categories as competition:

•	other studio fitness concepts;

•	full-service health clubs;

•	racquet, tennis, country and other athletic clubs;

•	value-focused health clubs; and

•	at-home fitness offerings, including digital fitness content.

The number, size and strength of our competitors vary by region. Some of our competitors have national name recognition or an established presence in local markets, and some are established in markets in which we have existing studios or intend to locate new studios.

We believe that we successfully compete on the basis of our flexible functional training workout, our F45 Training experience, innovative and proprietary technology platform, compelling franchisee studio economics and our franchise development model. We believe we offer an attractive and flexible price point relative to personal training, while maintaining a competitive rate as compared to other studio fitness offerings.

Marketing Strategy

Our marketing strategy is focused on delivering the highest quality F45 Training experience to franchisees and members of our studios and raising awareness of our brand through a broad range of channels. These channels include influencer, experiential, social media, online search, digital media, TV and print marketing. Marketing activity is conducted both by us and by our franchisees. We utilize a multi-prong marketing strategy focused on attracting and educating prospective franchisees, driving demand with new and existing members and increasing general awareness and affinity for our brand.

Brand Marketing

We seek to drive brand awareness through marketing initiatives that highlight the differentiated F45 Training experience and community. We have created a curated training experience that is driven by technology and supported by community, which drives a powerful brand with broad demographic appeal and a highly passionate member base. Below are representative examples of our marketing efforts:

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Social Media Marketing: We leverage social media marketing—through Instagram, YouTube and Facebook—as a means to engage with our existing members and attract new members. Across these platforms, existing and new members interact with us, our franchisees and each other by consuming content posted by us on our social media accounts and by sharing their own original content.

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Influencer Marketing:    Influencer marketing is a key method through which we embed F45 Training in popular culture. Our partnership with actor and entrepreneur Mark Wahlberg has accelerated our path to becoming a household name in the U.S. market. Further, we have benefited from organic and paid social media promotion of the F45 Training brand by celebrities and professional athletes that visit our studios. In addition to Mr. Wahlberg, we have established relationships with Earvin “Magic” Johnson, Jr., David Beckham, Greg Norman, Cindy Crawford and other professional athletes and personalities in order to promote our products.

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Earned Media:    We work with multiple public relations agencies in our key territories who are responsible for driving F45 Training placements across media outlets. We have benefited from significant media enthusiasm around our brand.

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Local Events:    We aim to boost brand awareness and foster a sense of community by producing and sponsoring local events in our key territories, with event categories spanning F45 Track (outdoor bootcamps), F45 Playoffs (individual and team competitions) and F45 partnership events with a range of hospitality and likeminded health and wellness brands. While we have reduced the number of local in-person events during the pandemic, we plan to increase the frequency of events over time as local regulation permits.

•	Marketing Partnerships: We maintain marketing partnerships with leading brands, such as Athletic Propulsion Labs, through which our members gain access to exclusive shoe and apparel releases.

Additional brand marketing strategies include television, outdoor billboard and pasting campaigns in key markets.

Franchisee Sales Marketing

Our primary methods for marketing to prospective franchisees include a mix of social, digital, search, referral and experiential marketing. We have created a scalable and sustainable marketing model through which we identify potential franchisees and pursue qualified leads utilizing our sales team.

In addition to our performance marketing initiatives, we continue to experience the power of word-of-mouth marketing as we open more studios around the world. This network effect is exemplified by the rapid growth of F45 Training in our first market, Australia. The first F45 Training franchisees included members of our first studio, who had a strong community experience and connection with our brand. For example, one franchisee in Sydney was among our first franchisees in 2013 and has expanded from one studio to 24 franchises sold, as of March 31, 2021.

Membership Marketing

Our membership marketing efforts, which are conducted both prior to studio opening and on an ongoing basis, focus on targeting the acquisition of new members and the retention of our existing members through local social, search and experiential marketing. Our membership marketing program consists of the following:

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Pre-Opening Membership Marketing Campaigns:    Such campaigns are funded by franchisees, and focus on building the studio membership base prior to opening. In these campaigns, our local studio, trainers, owners and marketing teams drive awareness of, and excitement about, our brand through grassroots marketing outreach to influencers, businesses, charitable organizations and schools in the respective community.

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Ongoing Membership Marketing Programming:    Such programing is designed by us, available for a monthly fee and designed to generate and convert leads to new members. We seek to reach and engage with new target audiences using geographic and demographic targeting across social and digital media platforms.

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One-on-One Marketing Support:    In addition to the paid membership marketing programming, we provide significant value to studio managers by offering one-on-one marketing support that is specifically tailored to each studio’s needs.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. Our standard form of employment agreement includes confidentiality provisions and invention or work product assignment provisions with our employees to control access to, and clarify ownership of, our proprietary information.

We have a number of patents protecting our workout creation process and screen-based workout technology.

As of March 31, 2021, we held five issued U.S. patents and have one U.S. patent application pending. We also hold 20 patents and innovation patents issued in foreign jurisdictions (10 of which have been issued in Australia) and have four patent applications pending in foreign jurisdictions. Our patents issued in the United States expire between June 2030 and September 2036, and our foreign issued patents expire between May 2022 and November 2039. As of March 31, 2021, we held 48 registered trademarks in the United States, including our logo / logo components and had 22 U.S. trademark applications pending. We also held 188 registered trademarks in foreign jurisdictions and had 127 trademark applications pending in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.

We license the use of our marks to franchisees, third-party vendors and others through franchise agreements, vendor agreements and licensing agreements. These agreements generally restrict third parties’ activities with respect to use of the marks and impose brand standards requirements. We generally require licensees to inform us of any potential infringement of the marks.

We register some of our copyrighted material and otherwise rely on legal and contractual protections of our copyrighted works that have been fixed in a tangible medium or otherwise qualify for copyright protection. Such copyrighted materials are not material to our business.

Information Technology & Systems

All studios use a computerized, third-party hosted store management system to process new in-store memberships, bill members, update member information, check-in members and process point of sale transactions. Our websites are hosted by third parties, and we also rely on third-party vendors for related functions such as our system for processing and integrating new online memberships, updating member information and making online payments. We use these third-party vendors to gather data from our franchisees, including information on franchisee performance and operations. We believe these systems are scalable to support our growth plans.

Our back-office computer systems are comprised of a variety of software designed to assist in the management and analysis of our franchisee revenue and key operational metrics as well as support the daily operations of our headquarters. These include third-party hosted systems that assist with onboarding franchisees in accordance with F45 standards, a third-party hosted financial system for reporting, advanced analysis and which helps to facilitate financial analysis and forecasting and a third-party hosted payroll system.

We also provide our franchisees access to a web-based, third-party hosted custom franchise management system to receive informational notices, operational resources and updates, training materials and other franchisee communications.

In relation to our workouts, we utilize a fitness programming algorithm that intelligently selects exercises from a database of over 3,900 unique functional training movements. This algorithm produces potential workout plans which are then centrally reviewed and staged by our head trainers before ultimately being distributed to studios.

We recognize the value of enhancing and extending the uses of information technology in virtually every area of our business. Our information technology strategy is aligned to support our business strategy and operating plans. We are committed on an ongoing basis to replace or upgrade key systems, enhance security and optimize their performance.

Government Regulation

We and our franchisees are subject to various federal, state, provincial and local laws and regulations affecting our business including those that concern franchise operations, payment processing, consumer protection, information and data privacy and other laws regarding unfair or deceptive trade practices.

We are subject to the FTC Franchise Rule promulgated by the FTC that regulates the offer and sale of franchises in the United States and its territories (including Puerto Rico, the U.S. Virgin Islands and Guam) and requires us to provide to all prospective franchisees certain mandatory disclosures in a franchise disclosure document, or FDD. In addition, we are subject to state franchise sales laws in approximately 14 states that regulate the offer and sale of franchises by requiring us to make filings and obtain franchise registration prior to our making any offer or sale of a franchise in those states and to provide an FDD to prospective franchisees in accordance with applicable franchise laws and regulations. We are also subject to franchise relationship laws in approximately 18 states that regulate several aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the applicable law and venue in which franchise disputes must be resolved, discrimination, franchisees’ right to associate and sourcing, among others.

We are subject to franchise disclosure laws in six provinces in Canada (Alberta, British Columbia, Manitoba, New Brunswick, Ontario and Prince Edward Island) that regulate the offer and sale of franchises by requiring us to provide an FDD in a format prescribed by such laws to prospective franchisees in accordance with such laws, and that may regulate certain aspects of the franchise relationship.

We are subject to franchise disclosure and relationship laws in Australia that regulate the offer and sale of franchises by requiring us to provide an FDD in a format prescribed by such laws to prospective franchisees and that regulate certain aspects of the franchisor-franchisee relationship, including renewals and terminations of franchise agreements, franchise transfers, the venue in which franchise disputes must be resolved, franchisees’ right to associate and the use of marketing funds.

In addition, we and our franchisees may also be subject to laws in other foreign countries where we or they do business, including franchise disclosure, registration and relationship (and similar) laws and regulations. For example, we are also subject to franchise registration and disclosure laws in other countries in which we operate, including Australia, Canada, China, France, French Polynesia, Indonesia, Malaysia, Mexico, New Caledonia, Russia, South Africa, South Korea, Spain, Taiwan and the United States, that regulate the offer and sale of franchises by requiring us, unless otherwise exempt, to register an FDD in a prescribed format and to provide that FDD to prospective franchisees, in accordance with such laws, and that regulate certain aspects of the franchise relationship.

We and our franchisees are also subject to the U.S. Fair Labor Standards Act of 1938, as amended, similar state laws in certain jurisdictions, and various other laws in the United States, Canada, Australia and other foreign jurisdictions governing such matters as minimum-wage requirements, overtime and other working conditions.

Our and our franchisees’ operations and properties are subject to extensive federal, international, state, provincial and local laws and regulations, including those relating to environmental, building and zoning requirements. Our and our franchisees’ development of properties depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements.

We and our franchisees are responsible at the studios we each operate for compliance with state laws that regulate the relationship between health clubs and their members. Nearly all states have consumer protection regulations that limit the collection of monthly membership dues prior to opening, require certain disclosures of pricing information, mandate the maximum length of contracts and “cooling off” periods for members (after the purchase of a membership), set escrow and bond requirements for health clubs, govern member rights in the event of a member relocation or disability, provide for specific member rights when a health club closes or relocates, or preclude automatic membership renewals. We and our franchisees primarily accept payments for our memberships through electronic fund transfers from members’ bank accounts, and, therefore, we and our franchisees are subject to both federal and state legislation and certification requirements, including the Electronic Funds Transfer Act. Some states, such as New York, Massachusetts and Tennessee, and countries, such as Australia, have passed or have considered legislation requiring health clubs to offer a prepaid membership option at all times and/or limit the duration for which health club memberships can auto-renew through EFT payments, if at all. Our business relies heavily on the fact that our memberships continue on a month to month basis after the completion of any initial term requirements, and compliance with these laws, regulations and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. States that have such health club statutes provide harsh penalties for violations, including membership contracts being void or voidable.

Additionally, the collection, maintenance, use, disclosure and disposal of individually identifiable data by our, or our franchisees’, businesses are regulated at the federal, state and provincial levels as well as by certain financial industry groups, such as the Payment Card Industry, Security Standards Council, the NACHA and the Canadian Payments Association. Federal, state and financial industry groups may also consider from time to time new privacy and security requirements that may apply to our businesses and may impose further restrictions on our collection, disclosure and use of individually identifiable information that are housed in one or more of our databases.

Employees and Human Capital Resources

As of March 31, 2021, we employed 32 employees in Australia, 84 employees in the United States and six employees in the United Kingdom. We also leverage external service providers to support U.S. operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.

F45 Training franchises are independently owned and operated businesses. As such, employees of our franchisees are not our employees.

We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. Another critical component of maintaining our engaged and inclusive culture is making investments in our team members at all levels with our training programs. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.

Facilities

We do not own any real property. We are currently headquartered in Austin, Texas. We occupy a temporary office space while we complete construction of an approximately 44,000 square foot new global headquarters. Our lease for our new headquarters expires June 2029. We have one option to extend the lease for five additional years. In addition to our office in Austin, Texas, we have offices in Paddington, Australia and London, England. As of March 31, 2021, our franchisees operated 1,487 total studios, with the real estate of each studio being either leased or owned by the respective franchisee. We believe that our facilities are sufficient to meet our current needs.

Suppliers

We source substantially all of the equipment provided in our World Pack from a single supplier in China who manufactures products in its own facilities. Our vendor manufactures and holds the inventory until franchisees’ orders are fulfilled. We also source additional equipment and products from suppliers in the United States and Canada and use local distributors for certain gym equipment. Franchisees generally purchase equipment through our approved suppliers or must seek written approval for non-approved suppliers. Approved suppliers are those who demonstrate the ability to meet our standards, who possess adequate quality controls and the capacity to supply franchisees’ needs promptly and reliably, whom we have approved in writing and whom we have not later disapproved. We may change the number of approved suppliers at any time and may designate ourselves, an affiliate, or a third party as the exclusive source for any particular item.

Corporate

Our current corporate headquarters address is 801 Barton Springs Road, 9th Floor, Austin, TX 78704. For further information please view our official company website at www.f45training.com. Information included or referred to on, or otherwise accessible through, our website is not deemed to form a part of, or be incorporated by reference into, this prospectus.

Legal Proceedings

We are currently, and from time to time may become, involved in legal or regulatory proceedings arising in the ordinary course of our business, including personal injury claims, employment disputes and commercial contract disputes. Although the outcome of these and other claims cannot be predicted with certainty and except for those matters discussed below, we are not currently a party to any litigation or regulatory proceeding that would reasonably be expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

We have received demand letters from a number of performance rights organizations in the United States and Australia with respect to our and our franchisees’ use of music in studios. On July 1, 2019, we received a letter from Universal Music Group, or UMG alleging copyright infringement and licensing violations in connection with our distribution of music to our franchisees. We have entered into an ongoing tolling agreement with UMG and are having ongoing discussions regarding resolution of the matter. In addition, we previously received demand letters from APRA AMCOS and PPCA, and entered into licensing arrangements with these rights holders. In response to the allegations, we have contracted with Soundtrack Your Brand, a streaming service for businesses, which provides a global database of licensed music that is made available directly to our franchisees. We believe our relationship with Soundtrack Your Brand and the services provided by Soundtrack Your Brand will help to mitigate the risk of future copyright infringement allegations regarding use of music in our studios and during our classes.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the name, age, position and description of the business experience of individuals who serve as our executive officers, key employees and directors and our director nominees as of the date of this prospectus and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Management
Adam Gilchrist*	43	Founder, President, Chief Executive Officer and Chairman of Board
Chris Payne*	41	Chief Financial Officer and Director
Luke Armstrong*	41	Chief Revenue Officer
John Minty	48	Chief Marketing Officer
Heather Christie	30	Chief Operating Officer
Patrick Grosso*	48	Chief Legal Officer
Dorian Workman	45	Chief Technology Officer
Elliot Capner	38	Chief Commercial Officer

Non-Employee Directors
Michael Raymond	66	Director
Darren Richman	49	Director
Mark Wahlberg	50	Director

Director Nominees
Richard Grellman	71	Director Nominee
Elizabeth Josefsberg	50	Director Nominee
Lee Wallace	40	Director Nominee
Ruth Zukerman	63	Director Nominee

*	Executive officer, within the meaning of Rule 3b-7 under the Exchange Act.

Biographies of Management

Adam Gilchrist.     Adam Gilchrist is a serial entrepreneur with 20 years’ experience in franchising, marketing and product development. Mr. Gilchrist co-founded the Company and has served as Co-Chief Executive Officer since 2014 and a member of the Company’s board of directors since 2017. In 2019, he was appointed as sole Chief Executive Officer. Effective upon the listing of our common stock on the NYSE, he will also serve as the Executive Chairman of our board of directors. The first business he founded was an e-payment service in Australia, which he sold to a public company. The second business he founded was Zippy Shell, a successful mobile self-storage company in the United States. Mr. Gilchrist also represented Australia in the Australian Schoolboy and U19 Rugby Teams and attended the Australian Institute of Sport on scholarship.

We believe that, as our co-founder and Chief Executive Officer, Mr. Gilchrist brings a wealth of experience with our business and industry to our board of directors, and his demonstrated business acumen and skills in entrepreneurship and business strategy make him qualified to serve on our board of directors. Mr. Gilchrist’s board service also provides a direct and open channel of communication between the board and management.

Chris Payne.     Chris Payne has served as our Chief Financial Officer since June 2018. He has also served as our Treasurer and as a Director since March 2019. From April 2008 to April 2018, Mr. Payne served as the Chief Financial Officer of the World Surf League, the governing body for professional surfing and the organization responsible for professional surf competitions and surf-event broadcasting. Prior to joining the World Surf League, Mr. Payne served as Group Management Accountant for the Leisure Asset Acquisition Division of the Macquarie Group, Macquarie Leisure Operations (ASX: MLO now Ardent Leisure ALG). Mr. Payne, a qualified Chartered Accountant, began his career working in public practice specializing in M&A and Advisory Services. He received his Bachelor of Commerce with a major in Banking, Accounting and Finance from Griffith University and subsequently received a Graduate Diploma of Chartered Accounting (GradDipCA) from The Institute of Chartered Accountants.

We believe Mr. Payne’s experience in helping to build the Company and his expertise in accounting and business operations make him qualified to serve on our board of directors.

Luke Armstrong.    Luke Armstrong has served as F45’s Chief Revenue Officer since January 2019 and is responsible for driving revenue growth and aligning franchise sales with marketing, customer support and franchise performance teams. From November 2013 until assuming his position as F45’s Chief Revenue Officer, Mr. Armstrong served as Global Head of Franchise Sales. Mr. Armstrong earned a Bachelor of Commerce from the University of Sydney in 2003. He then started his career with UBS Investment Bank, where he was stationed in London (2004), Zurich (2006), Singapore (2010) and New York (2011). From August 2006 to March 2010, Mr. Armstrong was responsible for managing the bank’s Global Spot Foreign Exchange Trading business before relocating to New York, where he helped establish UBS’s Foreign Exchange Algorithmic Trading Desk. Upon his subsequent return to Australia, Mr. Armstrong was part of the inaugural F45 Training community in Paddington, Sydney. When he joined F45 Co-Founders Rob Deutsch and Adam Gilchrist in their quest to franchise their concept in November 2013, Mr. Armstrong was instrumental in building out the Australian franchise network before turning his focus to F45’s international expansion in 2016, specifically focusing on Asia, the United Kingdom and Europe. In addition to his role as F45’s Chief Revenue Officer, Mr. Armstrong has also been an F45 franchisee since 2015.

John Minty.    John Minty has served as our Chief Marketing Officer since March 2021. From August 2017 to February 2021, Mr. Minty served as Chief Financial Officer of TBWA/Chiat/Day, a wholly-owned subsidiary of Omnicom Group, Inc. From April 2016 to August 2017, Mr. Minty served as Chief Financial Officer/Chief Operating Officer of 180, an international creative agency and wholly-owned subsidiary of Omnicom Group, Inc., where he was responsible for strategic development, operations and accounting functions. From April 2013 to April 2016, Mr. Minty held the role of Chief Financial Officer/Chief Operating Officer at DDB California, a division of DDB Worldwide advertising company and another wholly-owned subsidiary of Omnicom Group, Inc., where he was a member of the Senior Management Team and handled planning, directing and coordinating activities related to accounting, U.S. GAAP compliance and cash management. Prior to his tenure at DDB California, Mr. Minty served as Chief Financial Officer/Chief Operating Officer of Venables Bell & Partners, an independent San Francisco advertising agency. Mr. Minty is a Certified Practicing Accountant in Australia and received his Bachelor of Commerce degree in Finance and Accounting from Macquarie University in December 1996.

Heather Christie.     Heather Christie joined us in October 2017 as Head of Support, overseeing Global Franchise Network Support for us, including Franchise Onboarding, Franchise Compliance, and General Franchise Support. In December 2018, Heather transitioned to a new role as Director of Operations, primarily focused on franchise onboarding and experience, brand consistency, and compliance. In January 2020, Heather was appointed as our Chief Operating Officer. Prior to joining us, from July 2015 to October 2017, Ms. Christie worked in various Operations roles at Uber Technologies, with a focus on West Coast New Supply and more recently People Operations for Onboarding Agents across the US and Canada. Heather worked with Uber Technologies as a contractor from February 2014 to July 2015. Ms. Christie received a Bachelor of Arts in New Media Design, with a concentration in Communications, from State University of New York, College at Cortland.

Patrick Grosso.    Patrick Grosso has been our Chief Legal Officer since October 2019. He oversees all legal affairs for us. Mr. Grosso has over 20 years of legal experience, and he has advised on strategic efforts to grow national and global brands. From March 2018 to April 2019, Mr. Grosso served as Chief Financial Officer, Chief Administrative Officer and Chief Legal Officer for Upwell Health, LLC, a branded national pharmacy concept focused on helping individuals with chronic conditions. From 2016 until March 2018, he was self-employed as an attorney. From 2013 to 2016, Mr. Grosso served as Vice President, Strategic Initiatives and Corporate Affairs and Chief Legal Officer for Skullcandy, Inc., a global consumer electronics brand sold in over 80 countries. From 2008 to 2012, Mr. Grosso served as Vice President and General Counsel for Tilly’s, Inc., a branded national clothing retailer. From 2001 to 2008, Mr. Grosso served in various leadership roles for national mortgage lenders. Mr. Grosso was also an associate with the international law firm of Latham & Watkins LLP and an attorney with the U.S. Securities and Exchange Commission, Division of Corporation Finance. Mr. Grosso holds a Juris Doctor from Pepperdine University and a Bachelor of Science in Economics from California State Polytechnic University, Pomona. Mr. Grosso is licensed to practice law in California, with inactive licenses in Texas and Washington, D.C. and is a Certified Public Accountant (inactive).

Dorian Workman.    Dorian Workman has served as our Chief Technology Officer since March 2021. From September 2015 to February 2021 Mr. Workman served as Senior Technology Project Manager and Senior Business Analyst for Sculptor Capital Management (NYSE: SCU), a global alternative asset manager based in New York, NY, where he was responsible for the management of major strategic technology development and outsourcing initiatives. From December 2011 to August 2015, Mr. Workman served as Senior Business Analyst, Bridgewater Transformation for Bank of New York Mellon (NYSE:BK). Prior to that Mr. Workman held various roles in the technology organizations of Bridgewater Associates, Citibank (NYSE:C) and Wells Fargo Bank (NYSE:WFC). Mr. Workman began his career with Cosmos E-C Commerce, an online payments-processing company based in Sydney, Australia. Mr. Workman holds a Bachelors Degree in Land Economics from the University of Technology, Sydney.

Elliot Capner.    Elliot Capner joined the Company in July 2016 as our General Counsel and Chief Operating Officer, overseeing the general operations and legal affairs of the Company. In September 2019, Mr. Capner was appointed our Chief Commercial Officer and is responsible for implementing the Company’s commercial strategy and driving additional revenue lines for the Company and its franchisees. Prior to joining the Company, Mr. Capner spent nine years working as an attorney at law firms in Sydney, Australia. From October 2013 to June 2016, Mr. Capner was a senior attorney with Watson Mangioni, where he specialized in complex commercial transactions, sports and franchising law. From September 2011 to August 2013, Mr. Capner was an associate with Dibbs Barker, where he specialized in financing transactions, consumer credit law and banking law. From August 2007 to July 2011, Mr. Capner was an associate with Marsdens Law Group, where he specialized in corporate and commercial law. Mr. Capner received his Master’s in Corporate and Commercial Laws from the University of New South Wales, as well as a Bachelor of Laws, a Bachelor of Arts in History and a Graduate Diploma in Legal Practice from the University of Wollongong. A member of the Law Society of New South Wales, Australia, Mr. Capner holds a current practicing certificate.

Biographies of Non-Employee Directors

Michael Raymond.    Michael Raymond joined our board of directors in March 2019. He was appointed to our board of directors by MWIG LLC, a special purpose private investment vehicle led by FOD Capital and Mark Wahlberg, pursuant to MWIG’s director designation rights under the Stockholders’ Agreement (see “—Board Composition”). Mr. Raymond has served as Manager of FOD Capital since December 2017. Mr. Raymond has practiced law for over 38 years in the areas of securities regulation, corporate finance, mergers & acquisitions and general corporate matters. From 2004 to 2019, Mr. Raymond served as a senior member in the Corporate, M&A, Private Equity,

Securities and Tax Group of Dickinson Wright PLLC, a national full-service law firm. From 2008 to 2017, Mr. Raymond served as the Practice Department Manager. Mr. Raymond transitioned to Of Counsel in 2020 and continues to serve in that role in addition to his duties with FOD Capital. Mr. Raymond received his B.A. and M.S.A. (Accountancy) degrees from DePaul University, his J.D. degree from John Marshall Law School and an L.L.M. (Securities Regulation) degree from Georgetown University Law Center.

We believe Mr. Raymond is qualified to serve on our board of directors due to his legal background, especially with regard to his extensive knowledge of corporate governance matters from his over 38 years of advising clients on the topic, as well as his business acumen which he has gained from both his legal representation of a vast number of public and private companies and from his business and investment experience in serving as Manager of FOD Capital.

Mark Wahlberg.    Mark Wahlberg joined our board of directors in March 2019. He was appointed to our board of directors by MWIG LLC, a special purpose private investment vehicle he leads with FOD Capital, pursuant to MWIG’s director designation rights under the Stockholders’ Agreement (see “—Board Composition”). Mr. Wahlberg is a well-known actor, producer, investor and entrepreneur. He is a co-founder and manager of numerous businesses, including Wahlburgers, a restaurant chain that has expanded to 32 locations in North America and Europe; Performance Inspired Nutrition, a sports supplement line which now includes over 50 products; Municipal Apparel LLC, a designer and retailer of sport utility apparel; and Unrealistic Ideas LLC, a production company specializing in reality and non-scripted productions. Mr. Wahlberg is also a co-owner of the Columbus, Ohio Mark Wahlberg Chevrolet and Mark Wahlberg Buick GMC, car dealerships. In addition, Mr. Wahlberg served on the board of directors of AQUAhydrate, Inc. from January 2011 to February 2019. A committed philanthropist, Mr. Wahlberg started the Mark Wahlberg Youth Foundation in 2001 to benefit inner-city children and teens.

We believe Mr. Wahlberg is qualified to serve on our board of directors due to his entrepreneurial experience as well as his knowledge of the fitness and wellness industries.

Darren Richman.     Darren Richman joined our board of directors in October 2020. Mr. Richman co-founded Kennedy Lewis with David Chene in 2017 and is currently Co-Portfolio Manager of Kennedy Lewis and Co-Chair of its Investment Committee and Executive Committee. Mr. Richman was formerly a Senior Managing Director with Blackstone’s global credit business, GSO Capital Partners (now known as Blackstone Credit) from 2006 to 2016 where he focused on special situations and distressed investments and sat on the Investment Committee for many of Blackstone Credit’s special situation-oriented funds. Before joining Blackstone, Mr. Richman worked at DiMaio Ahmad Capital, where he was a Founding Member and the Co-Head of its Investment Research Team, from 2003 to 2006. Prior to joining DiMaio Ahmad, Mr. Richman was a Vice President and Senior Special Situations Analyst at Goldman Sachs, from 1999 to 2003. Mr. Richman began his career with Deloitte & Touche, ultimately serving as a Manager in the Firm’s Mergers & Acquisitions Services Group, from 1994 to 1999. Mr. Richman is also on the Boards of Vemo Education, Eastman Kodak and Outward Bound USA. He is a member of the Economic Club of New York and formerly served on its strategic planning committee. Mr. Richman received a BS/BA degrees in Accounting from the University of Hartford in 1993, and an MBA from NYU’s Stern School of Business in 2000. He was formerly a Certified Public Accountant and a Member of the American Institute of Certified Public Accountants.

We believe Mr. Richman is qualified to serve on our board of directors due to his broad business and financial background in special situations and opportunistic investing and his position as a board member on multiple other companies.

Biographies of Director Nominees

Richard Grellman.    Richard Grellman is expected to become a member of our board of directors as of the effectiveness of the registration statement of which this prospectus forms a part. Mr. Grellman has been a professional non-executive director since 2000. Mr. Grellman currently serves as the Chairman of the Board for FBR Ltd, a company that designs, develops, and operates dynamically stabilized robots to address global needs, and the Chairman of the Board for IPH Ltd, a holding company for intellectual property and associated companies offering a wide range of IP services and products. Mr. Grellman is also the Lead Independent Director of The Salvation Army in Australia and a board member of Excelsia College. Prior to his current directorships, Mr. Grellman served Bisalloy Steel Group Ltd as a Director and Chairman of the Audit Committee from 2002 to 2019 and the Chairman of the Board from 2019 to 2020. He also was the Chairman of the Board for SuperConcepts Pty Ltd from 2012 to 2019, AMP Foundation from 2011 to 2018, and Genworth Mortgage Insurance (Australia) Ltd from 2012 to 2016. The Council of the University of New South Wales bestowed on Mr. Grellman the degree of Doctor of the University, honoris causa, in recognition of his eminent service to the University and broader community. Mr. Grellman was also appointed to hold the office as the Tribunal of The Statutory and Other Officers Remuneration Tribunal (SOORT) by the Governor of NSW in September 2014. Prior to becoming a professional director, Mr. Grellman enjoyed a 32-year career with KPMG, serving in various roles, including as a partner from 1982 to 2000, a member of KPMG’s National Board from 1995 to 1997 and National Executive from 1997 to 2000.

We believe Mr. Grellman is qualified to serve on our board of directors due to his significant experience as a non-executive director and his expertise in accounting and business operations.

Elizabeth Josefsberg.    Liz Josefsberg is expected to become a member of our board of directors as of the effectiveness of the registration statement of which this prospectus forms a part. Liz Josefsberg CPT, NES has over 20 years of experience in the health, wellness and weight loss industry. Since 2013 she has served as a consultant for GreaterThan Fitness Inc., a consulting firm she founded, which specializes in wellness program development based on behavior modification and the online education of wellness through technology. Ms. Josefsberg’s work today centers on advising and consulting for companies at the intersection of weight loss, wellness and emerging health solutions. She also consults in the wearable technology sector, creates weight loss programs for companies and is deeply involved in helping technology enabled weight loss and health devices come to market. She has authored several weight-loss books, most notably, Target 100 - The World’s Simplest Weight Loss Program in Six Easy Steps, and is a frequent motivational speaker and panelist at health and wellness events like CES. Prior to founding her consulting firm, Ms. Josefsberg worked for 11 years as the Director of Brand Advocacy on the science and content teams and as a celebrity weight loss coach and Leader for Weight Watchers.

We believe Ms. Josefsberg is qualified to serve on our board of directors due to her extensive knowledge and experience in the health and wellness industry.

Lee Wallace, Ph.D.    Dr. Lee Wallace is expected to become a member of our board of directors as of the effectiveness of the registration statement of which this prospectus forms a part. Dr. Wallace has been a consultant to the Company since August 2016, where he advised our athletics department in the design and implementation of our workouts. In this role he also attends and presents at international conferences and educates trainers and members on current research and best practices in health, fitness, and safety. We and Dr. Wallace have agreed that ,upon the effectiveness of the registration statement of which this prospectus forms a part, Dr. Wallace will cease to serve as a consultant to the Company. Dr. Wallace has also served as an academic at the University of Technology Sydney since August 2015. He holds the position as Course Director for Sport and Exercise Science, where he oversees accreditation, course administration and is a member of the academic board of the Faculty of Health. Dr. Wallace is an author of numerous academic journal publications on health and fitness and lectures in Structural and Functional Anatomy, Strength and Conditioning, and Exercise Physiology. Dr. Wallace graduated from the University of Technology

Sydney, with a Doctor of Philosophy in Exercise Physiology (2012), an Honours in Human Movement (2004), and a Bachelor of Arts in Sport and Exercise Management (2002).

We believe Dr. Wallace is qualified to serve on our board of directors due to his academic background in athletics, strength and conditioning as well as his knowledge of the health and safety in fitness training.

Ruth Zukerman.    Ruth Zukerman is expected to become a member of our board of directors as of the effectiveness of the registration statement of which this prospectus forms a part. Ms. Zukerman co-founded two fitness companies that offer cycling classes in a studio setting – SoulCycle in 2006 and Flywheel Sports in 2010. She continued to work as the Creative Director and serve as the Executive Vice President of Flywheel Sports until she published her first book in October 2018. Following the release of her memoir, Ms. Zukerman transitioned into inspirational speaking by becoming the keynote speaker for Brightsight Speakers Group and a fitness consultant, most recently for tru community, where she seeks to empower others through fitness classes and seminars on health and wellness. In March 2020, Ms. Zukerman also became the Health and Wellness Ambassador of One Spa World, where she is the spokesperson for a new wellness program hosted on the Celebrity Cruises ships.

We believe Ms. Zukerman is qualified to serve on our board of directors due to her entrepreneurial experience, skills in business strategy, and expansive knowledge of the fitness industry.

Board Composition

After the closing of this offering, we anticipate that our board of directors will consist of nine members, including the four director nominees named in this prospectus. In addition, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	our Class I directors will be Messrs. Wahlberg and Wallace and Ms. Zukerman, and their terms will expire at the first annual meeting of stockholders held after the completion of this offering;

•	our Class II directors will be Messrs. Grellman and Payne and Ms. Josefsberg, and their terms will expire at the second annual meeting of stockholders held after the completion of this offering; and

•	our Class III directors will be Messrs. Gilchrist, Richman and Raymond, and their terms will expire at the third annual meeting of stockholders held after the completion of this offering.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of us.

We are party to a stockholders’ agreement which will be amended and restated prior to the consummation of this offering, or the Stockholders’ Agreement, and is discussed in more detail in “Certain Relationships and Related Party Transactions,” which provides that certain parties to the Stockholders’ Agreement will have the right to designate a certain number of nominees for election to our board of directors following this offering:

•	two representatives designated by GIL SPE, LLC, or GIL, owned by Mr. Gilchrist;

•

for so long as MWIG continues to beneficially own at least 50% of our convertible preferred stock or 50% of the shares of common stock issued or issuable upon conversion of our convertible preferred stock (subject to adjustment for stock splits and the like), two representatives designated by MWIG, or for so long as MWIG beneficially owns at least 30% of our convertible preferred stock or 30% of the shares of common stock issued or issuable upon conversion of our convertible preferred stock (subject to adjustment for stock splits and the like), one representative designated by MWIG; and

•

for so long as KLIM or its affiliates continue to beneficially own 30% of the aggregate dollar amount of our convertible notes or equivalent number of shares of common stock issued or issuable upon conversion of our convertible notes (subject to adjustment for stock splits and the like), one representative designated by KLIM.

GIL has been deemed to have nominated Messrs. Gilchrist and Payne for nomination and election to our board of directors, MWIG has been deemed to have nominated Messrs. Raymond and Wahlberg for nomination and election to our board of directors and KLIM has been deemed to have nominated Mr. Richman for nomination and election to our board of directors.

Director Independence

Upon the closing of this offering, our common stock will be listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions and transition rules, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of the NYSE, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of the NYSE, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Mr. Grellman, Ms. Josefsberg, Mr. Wallace and Ms. Zukerman do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules of the SEC, and the listing standards of the NYSE. Messrs. Gilchrist, Payne, Raymond, Richman and Wahlberg are not independent under the independence standards of the NYSE.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” In evaluating the independence of Dr. Wallace, our board of directors considered that Dr. Wallace has served as a consultant to the Company since August 2016, that such role was part-time and will terminate upon the effectiveness of the registration statement of which this prospectus forms a part, and that in such role Dr. Wallace received annual compensation of less than AUD $35,000. There are no family relationships among any of our directors or executive officers.

Board of Directors Leadership Structure

Our board of directors has designated Adam Gilchrist, our Chief Executive Officer, to serve as Executive Chairman of the Board. Combining the roles of Chief Executive Officer and Executive Chairman allows one person to drive strategy and agenda setting at the board level while maintaining responsibility for executing on that strategy as Chief Executive Officer. Although our amended and restated bylaws and Corporate Governance Guidelines will not require that we combine the Chief Executive Officer and Chairman positions, our Board believes that having the positions be combined is the appropriate leadership structure for us at this time. Our board of directors recognizes that, depending on the circumstances, other leadership models, such as separating the roles of Chief Executive Officer and Executive Chairman, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure.

Lead Independent Director

Our board of directors will adopt, prior to the closing of this offering, corporate governance guidelines that will provide that one of our independent directors should serve as our Lead Independent Director if the Chairman is not independent. Our Board of Directors intends to appoint Mr. Grellman to serve as our Lead Independent Director. As Lead Independent Director, Mr. Grellman will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our Board may otherwise determine and delegate.

Role of our Board of Directors in Risk Oversight

Our board of directors is responsible for overseeing our risk management, including risks related to cybersecurity. Our board of directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. Our management is responsible for day-to-day risk management, including identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels. Management keeps the board of directors apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. In addition to the broad risk-oversight functions performed by the board of directors as a whole, the board of directors has tasked certain of its committees with the responsibility of evaluating risks associated with specific elements of our business, operations or governance, or with evaluating management’s assessments of these risks. Each committee regularly reports to the full board of directors, among other things, important risk-management matters considered by that committee.

Committees of our Board of Directors

Prior to the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Pursuant to our Stockholders’ Agreement, KLIM has the right to designate its director designee to each committee of our board of directors for so long as KLIM has a board designation right. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Each committee will operate under a written charter, which will be available on our corporate website at www.f45training.com at the closing of this offering. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus.

Audit Committee

Following the closing of this offering, our audit committee will consist of Mr. Grellman and Ms. Zukerman, each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Mr. Grellman will be the chair of our audit committee and is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. Following the closing of this offering, our audit committee will be responsible for, among other things:

•	appointing a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end financial statements;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing and discussing the adequacy and effectiveness of our internal controls and disclosure controls;

•	developing procedures for employees to submit concerns confidentially and anonymously regarding accounting, internal accounting controls, audit or federal securities matters;

•	overseeing our policies on risk assessment and risk management;

•	overseeing our compliance program with respect to legal and regulatory requirements, including our code of conduct and ethics;

•	reviewing related party transactions;

•	reviewing and discussing practices with respect to risk assessment and management; and

•	pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

Compensation Committee

Following the closing of this offering, our compensation committee will consist of Messrs. Grellman and Wallace and Ms. Josefsberg, each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. In addition, each member of our compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act. Mr. Grellman will be the chair of our compensation committee. Following the closing of this offering, the compensation committee will be responsible for, among other things:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer;

•	administering our equity compensation plans and agreements with our executive officers;

•	reviewing, approving and administering incentive compensation and equity-based compensation plans that are subject to the approval of our board of directors;

•	overseeing our overall compensation philosophy; and

•	reviewing compliance by our executive officers and directors with our stock ownership guidelines or requirements.

Nominating and Corporate Governance Committee

Following the closing of this offering, our nominating and corporate governance committee will consist of Messrs. Grellman and Wallace and Ms. Zukerman, each of whom will meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Ms. Zukerman will be the chair of our nominating and corporate governance committee. Following the closing of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, candidates for election to our board of directors;

•	overseeing the evaluation and the performance of our board of directors and its committees;

•	considering and making recommendations to our board of directors regarding the size, structure, composition and functioning of our board of directors and its committees;

•	overseeing our corporate governance practices;

•	overseeing succession planning; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Compensation Committee Interlocks and Inside Participation

None of the members of our compensation committee is or has been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the code of business conduct and ethics will be available on our website at www.f45training.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, or our directors on our website identified above. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus.

Non-Employee Director Compensation

Historically, we have not paid, and do not currently pay, our directors that are our employees any compensation for their services as directors.

Prior to 2019, we did not have any non-employee directors. In 2019, Michael Raymond and Mark

Wahlberg were appointed as non-employee directors. In connection with the MWIG investment, on

March 15, 2019, we entered into a promotional agreement with Mark Wahlberg, pursuant to which

Mr. Wahlberg agreed to provide certain promotional services to us or, the Promotional Agreement. In

2019, in exchange for the agreed upon services provided for in the Promotional Agreement, we granted Mr. Wahlberg 1,369,324 RSUs which represent 2,738,648 RSUs after our stock split, and which are described below under “—RSUs”, which vest in three tranches if we attain certain valuation thresholds (i) upon the occurrence of certain liquidation events, (ii) upon the closing of certain financing transactions, including our initial public offering, and (iii) at any time our common stock is publicly traded. On July 5, 2021, in recognition of Mr. Wahlberg’s exceptional performance under the Promotional Agreement and his demonstrated dedication as a partner of the Company, the Board approved the vesting in full of Mr. Wahlberg’s RSUs upon the completion of this offering, with settlement to occur in 2022.

In October 2020, Darren Richman was appointed as a non-employee director.

Mr. Raymond is entitled to receive $250,000 per year for his services as our director, paid quarterly in arrears. Neither Mr. Wahlberg nor Mr. Richman has received any compensation for their services as a non-employee director in 2020 or any other year.

Fiscal Year 2020 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Michael Raymond	$385,417	(2)	$—	$—	$385,417
Mark Wahlberg	—		—	—	—
Darren Richman	—		—	—	—

(1)

As of the last day of the fiscal year, Messrs. Raymond and Richman did not have any outstanding equity awards and Mr. Wahlberg had 1,369,324 RSUs outstanding, which represent 2,738,648 RSUs after our stock split.

(2)	In 2020, in addition to amounts payable for his service in 2020, Mr. Raymond received a pro-rated annual retainer for his services in 2019.

After the completion of this offering, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. For purposes of such compensation arrangements, a “non-employee director” refers to a director who is not an employee of ours. We do not intend to compensate our employee directors for their service on our board of directors. Our non-employee directors will receive the following annual retainers for their service, which will be paid quarterly and prorated for any partial year of service:

Position	Retainer
Board Member	$100,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nominating and Corporate Governance Committee Chair	10,000
Audit Committee Member	10,000
Compensation Committee Member	7,500
Nominating and Corporate Governance Committee Member	5,000
Lead Independent Director	25,000

Our non-employee directors may elect to receive the cash portion of their compensation entirely in the form of restricted stock that will vest quarterly.

Equity awards for non-employee directors will consist of an annual equity award of restricted stock valued at $200,000, pro-rated for any partial year of service, based on the closing price of our common stock on the date of grant, with the first grant to be made upon the effectiveness of a Form S-8 following the completion of the offering and subsequent grants to be made upon a director’s initial appointment and on the date of and immediately following our regular annual meeting of stockholders. The annual restricted stock award will vest in full on the one year anniversary of the date of grant; provided that the initial equity awards will vest at our next regular annual meeting of stockholders, if sooner.

Directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with their activities as directors.

EXECUTIVE COMPENSATION

Overview

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. In accordance with those rules, the following discussion provides information about compensation that we pay or award to, or that is earned by: (i) the person who served as our principal executive officer during the year ended December 31, 2020; (ii) our two most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers as of December 31, 2020; and (iii) one former executive officer who would have been one of our two most highly compensated executive officers other than our principal executive officer for 2020 but who was no longer employed as of December 31, 2020. We refer to these individuals as our “named executive officers” herein.

Our named executive officers for 2020 were:

•	Adam Gilchrist, our Co-Founder, President, and Chief Executive Officer;

•	Chris Payne, our Chief Financial Officer;

•	Patrick Grosso, our Chief Legal Officer; and

•	Robert Deutsch, our Co-Founder and former Executive Chairman of our Board of Directors.

During 2020, all our named executive officers with the exception of Messrs. Gilchrist and Deutsch received compensation and benefits from the Company; Messrs. Gilchrist and Deutsch received compensation and benefits from F45 Training Pty Ltd.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs and arrangements summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the total compensation received by, or earned by, our named executive officers during 2020 and 2019.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock ($)	Option ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Adam Gilchrist	2020	$635,976(1)	$674,475(1)					$124,493	(2)	$1,434,944
(President and CEO)	2019	$1,066,926						$101,358		$1,168,284

Chris Payne	2020	$308,333	$1,500,000							$1,808,333
(Chief Financial Officer)	2019	$371,440	$195,775			$100,000		$64,156		$731,371

Patrick Grosso	2020	$269,792	$150,000					$28,167	(3)	$447,959
(Chief Legal Officer)

Robert Deutsch	2020	$164,213(1)	$2,500,000(4)					$15,600	(2)	$2,679,813
(Former Executive Chairman)(5)	2019	$1,066,926						$101,358		$1,168,284

(1)	This amount was paid in Australian dollars and converted into United States dollars based on the exchange rate of 0.696 as of December 31, 2020.
(2)

Consists of employer contributions to a superannuation fund equal in an amount equal to 9.5% of the executive’s base salary, as required by Australian law. This amount was paid in Australian dollars and converted into United States dollars based on the exchange rate of 0.696 as of December 31, 2020.

(3)	Consists of relocation benefits.
(4)	Consists of a transaction bonus awarded in October 2020 upon the closing of the KLIM recapitalization. This amount was paid in United States dollars.
(5)	Mr. Deutsch’s employment with us terminated on February 17, 2020.

Narrative Disclosure Regarding Summary Compensation Table

Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage the business of the company and execute its business strategies. Base salaries for our named executive officers are established based on the scope of their responsibilities, taking into account relevant experience, internal pay equity, tenure, and other factors deemed relevant. During 2020, as a result of the coronavirus pandemic, our named executive officers’ base salaries were reduced from April 15 to October 15 by 50% (for Messrs. Payne and Grosso) and by 100% (for Mr. Gilchrist). Base salaries were restored effective October 16.

Bonuses

During fiscal year 2020, the company awarded the bonuses reported in the Summary Compensation Table above after consideration of Mr. Gilchrist’s efforts related to the company’s significant growth and Messrs. Payne’s and Grosso’s efforts in connection with the significant transactional work that occurred during 2020.

Executive Employment Arrangements

Each of our named executive officers is an at-will employee. Except as set forth below, we were not party to any employment agreements or offer letters with our named executive officers during 2020. On July 5, 2021, we entered into new employment agreements with Messrs. Gilchrist, Payne and Grosso.

Chris Payne

During 2020, F45 Training Pty Ltd was party to a letter agreement with Mr. Payne pursuant to which he served as Chief Financial Officer and was entitled to receive a base salary which was set at $400,000 in 2020. As described above, however, as a result of the coronavirus pandemic, Mr. Payne’s base salary was reduced by 50% from April 15 to October 15. The letter agreement also provided that Mr. Payne was entitled to an annual bonus up to 50% of base salary based on the achievement of Company and employee performance goals.

Patrick Grosso

During 2020, F45 Training Incorporated was party to a letter agreement with Mr. Grosso pursuant to which he served as our Chief Legal Officer and was entitled to receive a base salary which was set at $350,000 in 2020. As described above, however, as a result of the coronavirus pandemic, Mr. Grosso’s base salary was reduced by 50% from April 15 to October 15. Mr. Grosso’s letter agreement also provided that he was eligible to participate in the Company’s employee benefit plans and was entitled to an annual bonus up to 50% of base salary based on the achievement of Company and employee performance goals.

Robert Deutsch

In connection with his separation from employment, Mr. Deutsch entered into a transaction bonus agreement pursuant to which he became entitled to receive a bonus in the amount of $2,500,000, that became payable in October 2020 upon the closing of the KLIM recapitalization in exchange for agreeing not to compete with the Company during the period of time commencing upon his separation and ending on June 24, 2023.

2021 Employment Agreements

On July 5, 2021, we entered into new employment agreements, or the Employment Agreements, with each of Messrs. Gilchrist, Payne and Grosso. The Employment Agreements supersede all prior employment agreements and arrangements. The Employment Agreements provide for at-will employment and are for no specified term; provided, however, that if a change in control occurs, the agreement will continue for at least 24 months thereafter. Each executive is entitled to receive an annual base salary ($1,200,000 for Mr. Gilchrist, $1,000,000 for Mr. Payne and $450,000 for Mr. Grosso) and has a target annual bonus opportunity equal to a percentage of base salary (100% for Messrs. Gilchrist and Payne and 75% for Mr. Grosso). The executives are entitled to participate in the Company’s benefit plans and they may receive other benefits consistent with past practice.

Outstanding Equity Awards

None of our named executive officers held any equity awards as of December 31, 2020.

Equity Grants

None of our named executive officers received any equity awards in 2020.

Potential Payments upon Termination or Change-in-Control

Pursuant to the terms of the Employment Agreements, in the event of a “covered termination” (as defined in the applicable Employment Agreement) that occurs not in connection with a change in control, subject to execution of a release of claims in favor of the Company and compliance with certain restrictive covenants, each executive will receive (i) a severance payment equal to the sum of the executive’s base salary and target bonus opportunity, (ii) payout of the executive’s target bonus, (iii) 18 months of COBRA premium reimbursements, (iv) vesting of equity awards and (v) reimbursement of certain relocation expenses up to $20,000. The executives are bound by certain restrictive covenants, including a restriction on competing with the Company for a two-year period following termination of employment.

IPO Bonuses

We intend to pay certain employees, including certain of our executive officers, cash bonuses in connection with a successful completion of this offering. The bonuses will be paid in a single lump sum cash payment upon the completion of this offering using a portion of the net proceeds from this offering. We expect that the aggregate amount of such bonus payments will be approximately $2.48 million for all employees, but none of our named executive officers will receive any such payments.

Stock Plans

2021 Equity Incentive Plan

On July 5, 2021, our board of directors adopted and our stockholders approved the F45 Training Holdings Inc. 2021 Equity Incentive Plan, or the 2021 Plan. In connection with this offering, we expect to grant under the 2021 Plan restricted stock units and stock options to certain employees, including certain of our named executive officers which settle or are exercisable, as applicable, for an aggregate of 3,854,584 shares of common stock (of which restricted stock units for 965,762 and 93,750 shares of our common stock are expected to be granted to Messrs. Payne (which will vest upon consummation of this offering, but not settle until 2022 and Grosso (of which 50% will vest upon grant, but will not settle until 2022, with the remaining 50% vesting equally over the next 2 years, at 25% per year), respectively). The stock option awards will be granted upon pricing of this offering and will have an exercise price per share equal to the initial public offering price of our common stock. The stock options will vest in four equal annual installments commencing on the first anniversary of the grant date.

Purpose.    The purpose of the 2021 Plan is to assist us in securing and retaining the services of eligible award recipients to provide incentives to such recipients and promote our long-term financial success and thereby increase stockholder value.

Eligibility.    Awards may be granted to non-employee directors and to employees, including officers, and consultants engaged by us or a parent or subsidiary. Only our employees and those of our affiliates are eligible to receive incentive stock options.

Types of Awards.    The 2021 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards.

Authorized Shares.    Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be subject to stock awards and sold under the 2021 Plan is 5,000,000 shares, or the Share Reserve. Beginning on January 1, 2022 and ending on January 1, 2031, the Share Reserve will automatically increase on January 1st of each year during the term of the 2021 Plan in an amount equal to 5% of the total number of shares of common stock outstanding on December 31st of the preceding calendar year; provided, however, that our board of directors may provide that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than 5% of the shares of common stock outstanding on the preceding December 31st. Shares may be issued under the terms of the 2021 Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c) or NYSE Listed Company Manual Section 303A.08 or other applicable rule, and such issuance will not reduce the number of shares of common stock available for issuance under the 2021 Plan. The shares of common stock issued under the 2021 Plan may be authorized but unissued, or reacquired common stock.

If an award granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has been terminated). With respect to stock appreciation rights, only shares actually issued pursuant thereto will cease to be available under the 2021 Plan; all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has been terminated). Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future distribution under the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by us or are forfeited to us due to the failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award under the 2021 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2021 Plan. Notwithstanding the foregoing and, subject to adjustment for certain dilutive or related events, the maximum number of shares that may be issued upon the exercise of incentive stock options is 5,000,000.

Plan Administration.    Our board of directors or a committee thereof has the authority to administer the 2021 Plan, provided that different committees may administer the 2021 Plan with respect to different groups of participants. The administrator’s authority includes the powers to, in its discretion: (i) determine the fair market; (ii) engage consultants and obtain market studies and reports to assist in the administration of the 2021 Plan; (iii) elect the employees, directors and consultants to whom awards may be granted; (iv) determine the number of shares to be covered by each award; (v) approve forms of award agreements for use under the 2021 Plan; (vi) determine the terms and conditions, not inconsistent with the terms of the 2021 Plan, of awards, including, but not limited to, the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto, based in each case on such factors as the administrator determines; (vii) construe and interpret the terms of the 2021 Plan and awards granted thereunder; (viii) prescribe, amend and rescind rules and regulations relating to the 2021 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; (ix) modify or amend each award, subject to the terms of the 2021 Plan, including but not limited to discretionary authority to extend the post-termination exercise period of awards, to extend the maximum term of an option, subject to the provisions of the 2021 Plan and to accelerate, in whole or in part, the vesting of an award; (x) determine the manner in which participants may satisfy tax withholding obligations in accordance with the provisions of the 2021 Plan; (xi) authorize any person to execute on our behalf any instrument required to effect the grant of an award previously granted by the administrator; and (xii) make all other determinations deemed necessary or advisable for administration of the 2021 Plan. The administrator’s decisions, determinations and interpretations are final and binding on all participants and any other holders of awards under the 2021 Plan.

Stock Options.    A stock option may be granted as an incentive stock option or a nonqualified stock option. The option exercise price may not be less than the fair market value of the stock subject to the option on the date the option is granted (or, with respect to incentive stock options, less than 110% of the fair market value if the recipient owns stock possessing more than 10% of the total combined voting power of all classes of stock of the company or any affiliate, or a Ten Percent Stockholder), unless the option was granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Sections 409A and 424(a) of the Code. Options will not be exercisable after the expiration of ten years from the date of grant (or five years, in the case of an incentive stock option issued to a Ten Percent Stockholder). Each award agreement will set forth the number of shares subject to each option, the vesting terms and the acceptable form of consideration for exercising an option, including the method of payment. As the administrator determines, such consideration may consist entirely of cash, check, promissory note, to the extent permitted by applicable laws, shares of common stock, cashless exercise, net exercise, such other consideration and method of payment to the extent permitted by applicable laws or any combination of the foregoing.

Stock Appreciation Rights.    A stock appreciation right, or SAR, is a right that entitles the participant to receive, in cash or shares of common stock or a combination thereof, as determined by the administrator, value equal to or otherwise based on the excess of (i) the fair market value of a specified number of shares at the time of exercise over (ii) the exercise price of the right, as established by the administrator on the date of grant. Upon exercising a SAR, a participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. The exercise price of each SAR may not be less than the fair market value of the stock subject to the award on the date the SAR is granted. SARs will not be exercisable after the expiration of ten years from the date of grant. Each award agreement will set forth the number of shares subject to the SAR. The vesting schedule applicable to any SAR, including any performance conditions, and other terms and conditions of any SAR will be as set forth in the award agreement.

Termination of Service.    Except as otherwise provided in an applicable award document, upon a termination for any reason other than for cause or due to death or disability, a participant may exercise his or her option or SAR (to the extent such award was exercisable as of the date of termination) for a period of three months following the termination date or, if earlier, until the expiration of the term of such award. Upon a termination due to a participant’s death or disability, unless otherwise provided in an applicable award or other agreement, a participant (or a participant’s beneficiary, personal representative or estate, as applicable) may exercise his or her option or SAR (to the extent that such award was exercisable as of the date of termination) for a period of 12 months following the termination date or, if earlier, until the expiration of the term of such award. Unless provided otherwise in an award or other agreement, an option or SAR will terminate on the date that a participant is terminated for cause and the participant will not be permitted to exercise such award.

Restricted Stock and Restricted Stock Units.    Restricted shares are awards of shares, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment) and terms as the administrator deems appropriate. Restricted stock units, or RSUs, are an award denominated in units under which the issuance of shares (or cash payment in lieu thereof) is subject to such conditions (including continued employment) and terms as the administrator deems appropriate. Each award document evidencing a grant of restricted stock or RSUs will set forth the terms and conditions of each award, including vesting and forfeiture provisions, transferability and, if applicable, right to receive dividends or dividend equivalents.

Generally, unless the administrator provides otherwise, holders of restricted stock will be entitled to receive all dividends and other distributions paid with respect to such shares, provided that if any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.

Transferability of Awards.    Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the participant, only by the participant.

Certain Adjustments.    In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares of common stock or our other securities, or other change in our corporate structure affecting the common stock occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Change in Control.    Unless provided otherwise in an award agreement or other written agreement between a participant and us or an affiliate or by our board of directors at the time of grant of an award, in the event of a Change in Control (as defined in the 2021 Plan), our board of directors may take one or more of the following actions with respect to awards, contingent upon the closing of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii) accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Change in Control as determined by our board of directors (or, if no such determination is made, to the date that is five days prior to the effective date of the Change in Control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;

(v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as our board of directors, in their sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by our board of directors equal to the excess, if any, of (A) the value of the property a participant would have received upon the exercise of the award over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero if the value of the property is equal to or less than the exercise price.

Our board of directors need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

Termination and Amendment; Term.    Our board of directors may at any time amend, alter, suspend or terminate the 2021 Plan, provided that stockholder approval will be obtained for any 2021 Plan amendment to the extent necessary and desirable to comply with applicable laws. No amendment, alteration, suspension or termination of the 2021 Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator. Termination of the 2021 Plan will not affect the administrator’s ability to exercise the powers granted to it under the 2021 Plan with respect to awards granted under the 2021 Plan prior to the date of such termination. The 2021 Plan became effective upon its adoption by our board of directors and, unless sooner terminated, will continue in effect for a term of 10 years from the later of (a) the effective date of the 2021 Plan or (b) the earlier of the most recent board of directors or stockholder approval of an increase in the number of shares reserved for issuance under the 2021 Plan.

Retirement Benefits

We offer our eligible employees, including our eligible named executive officers, the opportunity to participate in our tax-qualified 401(k) plan. Employees can contribute a percentage of their eligible earnings up to the Internal Revenue Service’s annual limits on a before-tax basis, which is generally $19,500 for 2021. As currently established, the company is not required to make and to date has not made any contributions to the 401(k) plan.

Pension Benefits

None of our named executive officers participate in or have an account balance in any qualified or non-qualified defined benefit plan sponsored by us.

Nonqualified Deferred Compensation

We have not offered any nonqualified deferred compensation plans or arrangements or entered into any such arrangements with any of our named executive officers.

No Tax Gross-ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of our outstanding capital stock, or any immediate family member of any of these individuals, had or will have a direct or indirect material interest.

LIIT Licensing Transaction

On June 23, 2020, we entered into an Asset Transfer and Licensing Agreement with LIIT LLC, or LIIT, an entity wholly-owned by Mr. Gilchrist, our Co-Founder and Chief Executive Officer. Pursuant to this agreement, we sold to LIIT certain at-home exercise equipment packages (including the intellectual property rights thereto) for $1.0 million. LIIT has assumed all outstanding rights and obligations related to such exercise equipment packages from us. In addition, pursuant to this agreement, LIIT has agreed to license from us certain intellectual property rights necessary for LIIT to sell such exercise equipment packages. In exchange for this license, LIIT will pay us an annual license fee equal to the greater of (a) $1.0 million and (b) 6% of the annual gross revenue of LIIT, less any payments made by LIIT to third parties in connection with the sale of such exercise equipment packages. This agreement will expire on July 1, 2030, unless otherwise terminated upon mutual agreement of us and LIIT. Upon termination or expiration of this agreement, LIIT must: (i) immediately cease all use and application of the licensed intellectual property; (ii) promptly return to us, or otherwise dispose of as we may instruct, all documents, databases, lists and materials (whether hard copy or electronic form) including any advertising and promotion material, labels, tags, packaging material, advertising and promotional matter and all other material relating to the licensed intellectual property in the possession or control of LIIT; and (iii) immediately cease to hold itself out as having any rights in relation to the licensed intellectual property from the date of termination.

Related party franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

MWIG Transaction

As discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions,” on March 15, 2019, MWIG acquired a minority investment in us. Such investment was effectuated through the following transactions between us and/or F45 Aus, our predecessor, on the one hand, and, MWIG and our initial stockholders, on the other hand. Immediately following such transactions, F45 Training Holdings held, through its direct and indirect subsidiaries, all of the outstanding shares of F45 Aus and all of our common stock became owned by our initial stockholders with MWIG owning our convertible preferred stock and Mark Wahlberg holding RSUs (see “—Promotional Agreement” for more details regarding the RSUs held by Mr. Wahlberg)):

•	On March 12, 2019, F45 Training Holdings was incorporated in the State of Delaware as an ultimate holding company.

•

On March 15, 2019, we and two newly formed acquisition vehicle subsidiaries, including Flyhalf Acquisition Company Pty Ltd, or Flyhalf Acquisition, entered into a Master Subscription and Contribution Agreement with MWIG, or the Master Subscription and Contribution Agreement, pursuant to which, among other things, on such date, MWIG purchased 10,000,000 shares of our convertible preferred stock for $100,000,000 in cash.

•

On March 15, 2019, concurrent with the entry into the Master Subscription and Contribution Agreement with MWIG, we, Flyhalf Acquisition, MWIG, Messrs. Gilchrist (our Co-Founder, Chief Executive Officer, President and Chairman of our board of directors) and Deutsch (our Co-Founder and former Co-Chief Executive Officer and former Chairman of our board) of directors and The 2M Trust (a former greater than 5% beneficial owner of our common stock) entered into a Share Purchase Agreement, or the Share Purchase Agreement, pursuant to which, among other things, (i) on March 15, 2019, immediately following the consummation of the MWIG investment described above, each of Messrs. Gilchrist and Deutsch and The 2M Trust sold to Flyhalf Acquisition all of their existing capital stock in our predecessor in exchange for (a) an aggregate of $100,000,000 in cash (of which $45,000,000 was paid to Mr. Gilchrist, $45,000,000 was paid to Mr. Deutsch and $10,000,000 was paid to The 2M Trust), (b) the Initial Stockholder Notes, as discussed below and (c) the issuance of an aggregate of 29,000,000 shares of our common stock (of which 13,050,000 shares were issued to Mr. Gilchrist, 13,050,000 shares were issued to Mr. Deutsch and 2,900,000 shares were issued to The 2M Trust); and (ii) we were permitted to sell up to 1,000,000 additional shares of our convertible preferred stock to MWIG for a price per share of $10.00, subject to the proceeds from such sale being contributed to Flyhalf Acquisition and being used solely to prepay in an equal amount the then outstanding principal balance under the Initial Stockholder Notes pro rata.

•

On April 26, 2019, pursuant to the right described above under the Share Purchase Agreement, we issued and sold to MWIG an additional 1,000,000 shares of our convertible preferred stock at $10.00 per share, for an aggregate purchase price of $10,000,000 in cash. Such subsequent investment by MWIG is referred to in this prospectus as the subsequent MWIG investment.

Stockholders’ Agreement

In connection with the MWIG Transaction described above, on March 15, 2019, we, MWIG, Messrs. Gilchrist and Deutsch and The 2M Trust entered into a stockholders’ agreement which was subsequently amended on May 6, 2019, was further amended on October 6, 2020 in connection with the issuance and sale of our convertible notes, and amended again on December 30, 2020 in connection with that certain Stock Purchase Agreement, dated as of December 30, 2020, by and among the Company, MWIG, GIL, and the L1 Capital Funds, or the Stock Purchase Agreement. We and the current parties to the Stockholders’ Agreement will further amend the stockholders’ agreement prior to the consummation of this offering. Such Third Amended and Restated Stockholders’ Agreement, by and among us, MWIG, KLIM, the L1 Capital Funds, and GIL, which we refer to herein as the Stockholders’ Agreement, will entitle the stockholders party thereto to certain rights described in more detail below. The Stockholders’ Agreement will also impose certain transfer restrictions on our shares of common stock and registrable securities. The rights described below are those that will remain in effect following the consummation of this offering, which rights will remain in effect in accordance with the terms described below, or, if not otherwise indicated, until the termination of the Stockholders’ Agreement.

The Stockholders’ Agreement will terminate with respect to any stockholder, at the time that such stockholder no longer owns any of our shares of our voting capital stock or other securities.

Upon the settlement of our RSUs issued to Mark Wahlberg pursuant to the Promotional Agreement described below in 2022, we and Mr. Wahlberg will execute a joinder to the Stockholders’ Agreement making Mr. Wahlberg subject to certain provisions of the Stockholders’ Agreement described below, including with respect to board designation rights and registration rights.

Board Nomination Rights

As discussed in “Management—Board Composition,” pursuant to the Stockholders’ Agreement, GIL, MWIG, and KLIM will have certain board nomination rights following this offering. Such rights provide that we will nominate (i) two individuals designated by GIL for nomination to our board of directors; (ii) (A) two individuals designated by MWIG for nomination to our board of directors so long as it continues to beneficially own at least 50% of our convertible preferred stock or 50% of the shares of common stock issued or issuable upon conversion of our convertible preferred stock (subject to adjustment for stock splits and the like) or (B) one individual designated by MWIG for nomination to our board of directors so long as it continues to beneficially own at least 30% of our convertible preferred stock or 30% of the shares of common stock issued or issuable upon conversion of our convertible preferred stock (subject to adjustment for stock splits and the like); and (iii) one individual designated by KLIM for nomination to our board of directors so long as it or its affiliates continue to beneficially own 30% of the aggregate dollar amount of our convertible notes or equivalent number of shares of common stock issued or issuable upon conversion of our convertible notes (subject to adjustment for stock splits and the like).

Registration Rights

Pursuant to the Stockholders’ Agreement, MWIG, KLIM and the L1 Capital Funds have certain registration rights, as set forth below, which rights may be assigned by such stockholder to certain affiliated persons, family members, any stockholder who acquires at least 5,500,000 shares of our outstanding common stock issued or issuable upon conversion of our convertible preferred stock, and a holder of a convertible note, subject to certain terms and conditions, including that such assignee agree to be bound by the Stockholders’ Agreement. In this section, we refer to shares of our outstanding common stock issuable or issued upon conversion of our convertible preferred stock, shares of common stock registered in KLIM’s name or beneficially owned by KLIM or its affiliates (including any common stock issuable or issued upon conversion of our convertible notes), shares of common stock registered in the name of or beneficially owned by the L1 Capital Funds or their respective affiliates, any common stock issued as a dividend or other distribution with respect to such securities, and any shares issued in respect of the RSUs granted to Mr. Wahlberg, as our registrable securities. The registration of shares of our common stock by the exercise of registration rights described below would enable MWIG, KLIM, and the L1 Capital Funds (and its assignees, as applicable) to sell its shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The demand, piggyback, and resale shelf registration rights described below will expire upon the earlier of (i) five years after the effective date of the registration statement of which this prospectus forms a part; (ii) such time as all registrable securities may be sold under Rule 144 of the Securities Act during any 90 day period; and (iii) the effective date of certain liquidation events.

Demand Registration Rights.    Pursuant to the Stockholders’ Agreement, at any time beginning 180 days after the closing of this offering, the holders of at least 50% of our registrable securities may request that we file a registration statement under the Securities Act registering at least a majority of our registrable securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $50,000,000). We are only obligated to effect two demand registrations. Additionally, if we determine that it would be detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights.    Pursuant to the Stockholders’ Agreement, in the event that we propose to register any of our securities under the Securities Act, the holders of our registrable securities are entitled to certain piggyback registration rights allowing each such holder to include their shares in such registration statement, subject to certain marketing and other limitations.

Resale Shelf Registration Rights.    Following this offering, we will be obligated under the Stockholders’ Agreement to effect a resale shelf registration on Form S-3 under the Securities Act as soon as practicable after we become eligible to register securities on Form S-3. We are required to use our reasonable best efforts to cause to such resale shelf registration statement be continuously effective and usable until such time as there are no longer any registrable securities.

Expenses of Registration.    Under the Stockholders’ Agreement, we are obligated to pay all expenses relating to any demand registrations, resale shelf registrations and piggyback registrations, including fees and expenses of one counsel for the selling stockholders. Accordingly, in connection with this offering, we will pay the fees and expenses of Dickinson Wright PLLC, counsel for the selling stockholder in connection with this offering. See “Selling Stockholder Legal Fees” below.

Right of First Refusal

Pursuant to the Stockholders’ Agreement, MWIG and each of the L1 Capital Funds is required, subject to certain exemptions, to offer the shares that it proposes to transfer to a third party to us at the same price and on the same terms and conditions as the third-party offer before offering such shares to the third party. In addition, MWIG and each of the L1 Capital Funds is required to give the other stockholders that are party to the Stockholders’ Agreement, other than KLIM, the right to buy, in proportion to their ownership interest in us, those shares not purchased by us at the same price and on the same terms and conditions as the third-party offer. The rights of first refusal granted pursuant to the Stockholders’ Agreement do not apply to the sale of MWIG’s or the L1 Capital Funds’ shares to the public pursuant to an effective registration statement under the Securities Act or a sale of MWIG’s or the L1 Capital Funds’ shares made in connection with certain liquidation events.

Transfer Restrictions

Pursuant to the Stockholders Agreement, subject to certain exceptions, each of the stockholders party thereto has agreed with us that it may not transfer all or a portion of its shares of common stock unless (i) there is then in effect a registration statement covering such proposed disposition and such disposition is made in accordance with the registration statement or (ii) (a) subject to certain exceptions, the transferee has agreed to be bound by the Stockholders’ Agreement, (b) the stockholder has notified us of the proposed transfer, and (c) if reasonably requested by us has furnished to us an opinion of counsel that the transfer will not require registration of such shares under the Securities Act.

Promotional Agreement

In connection with the MWIG investment, on March 15, 2019, we entered into the Promotional Agreement with Mark Wahlberg, a member of our board of directors and an investor in MWIG, pursuant to which Mr. Wahlberg has agreed to provide certain promotional services to us. Under the Promotional Agreement, Mr. Wahlberg has agreed to devote a reasonable amount of time to promotion of the F45 brand and participation in certain marketing opportunities, which include, but are not limited to, public appearances, product placement, publicity shoots and social media posts about us and the F45 brand. In exchange for the agreed upon services provided for in the Promotional Agreement, we issued to Mr. Wahlberg 1,369,324 RSUs, which represent 2,738,648 RSUs after our stock split, and which are described below under “—RSUs”. Upon the settlement of such RSUs in 2022, we and Mr. Wahlberg will execute a joinder to the Stockholders’ Agreement described above under “—Stockholders’ Agreement.” Pursuant to the Promotional Agreement, we have also agreed to pay Mr. Wahlberg’s out-of-pocket expenses and certain travel expenses (including in some cases the cost of private jet transportation) in connection with his performance of services thereunder.

Initial Stockholder Notes

As discussed above under “MWIG Transaction,” in connection with such transactions, on March 15, 2019, Flyhalf Acquisition, issued (i) a $22,500,000 secured promissory note to Mr. Gilchrist, (ii) a $22,500,000 secured promissory note to Mr. Deutsch and (iii) a $5,000,000 secured promissory note to The 2M Trust, for an aggregate principal amount of $50,000,000. These secured promissory notes are collectively referred to in this prospectus as the Initial Stockholder Notes. Each Initial Stockholder Note accrues interest at a rate equal to (a) for the period from issuance until March 14, 2020, 8.00% per annum and (b) from and after March 15, 2020, 10.00% per annum, in each case on the unpaid principal amount, on the basis of a 360 day year.

We also entered into a Guaranty with each of Messrs. Gilchrist and Deutsch and The 2M Trust pursuant to which we guaranteed the obligations of Flyhalf Acquisition under the Initial Stockholder Notes.

On April 26, 2019, in connection with the subsequent MWIG investment, we contributed the $10,000,000 in cash proceeds received therefrom to Flyhalf Acquisition, which in turn used such funds to prepay an aggregate of $9,533,333 in outstanding principal balance under the Initial Stockholder Notes and to repay $466,667 of accrued interest. Of such amount, $4,500,000 was paid to Mr. Gilchrist, $4,500,000 was paid to Mr. Deutsch and $1,000,000 was paid to The 2M Trust. Immediately following such payments, there remained as of April 26, 2019 an aggregate outstanding principal balance under the Initial Stockholder Notes of $40,466,667, of which $18,210,000 principal amount remained outstanding under Mr. Gilchrist’s Initial Stockholder Note, $18,210,000 principal amount remained outstanding under Mr. Deutsch’s Initial Stockholder Note and a $4,046,667 principal amount remained outstanding under The 2M Trust’s Initial Stockholder Note.

As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Transactions,” on September 18, 2019, the Company entered into a Secured Credit Agreement with JPMorgan Chase Bank, N.A. The Company used a portion of the proceeds of that Secured Credit Agreement to repay in full the aggregate outstanding principal amount and accrued and unpaid interest on the Initial Stockholder Notes. Accordingly, on September 18, 2019, Flyhalf Acquisition paid to (a) Mr. Gilchrist, $18,800,813 in respect of the outstanding principal amount and accrued and unpaid interest under his Initial Stockholder Note, (b) Mr. Deutsch, $18,800,813 in respect of the outstanding principal amount and accrued and unpaid interest under his Initial Stockholder Note and (c) The 2M Trust, $4,177,959 in respect of the outstanding principal amount and accrued and unpaid interest under its Initial Stockholder Note.

Subordinated Credit Agreement

On October 6, 2020, we entered into a Subordinated Credit Agreement, or the Subordinated Credit Agreement, with Alter Domus (US) LLC, as Administrative Agent and Australian Security Trustee, and the lenders party thereto, including the KLIM Entities, consisting of a $125.0 million term loan facility, or the Subordinated Term Facility. Darren Richman, who is a member of our board of directors, is a Co-Founder and Co-Portfolio Manager of KLIM and as such is a controlling person, and has an economic interest in, the KLIM Entities and the loan payments made or payable by us under the Subordinated Credit Agreement to the KLIM Entities. During the year ended, December 31, 2020, we accrued $3,881,944 in interest to the KLIM Entities under the Subordinated Credit Agreement and no payments of principal were made. As of December 31, 2020, there was $128,881,944 in outstanding principal and accrued interest owed to the KLIM Entities under the Subordinated Credit Agreement.

Subordinated Convertible Credit Agreement

On October 6, 2020, we entered into a Subordinated Convertible Credit Agreement, or the Convertible Credit Agreement, with certain holders party thereto, including the KLIM Entities, pursuant to which we issued $100.0 million of convertible notes. As discussed above, Darren Richman, who is a member of our board of directors, is a Co-Founder and Co-Portfolio Manager of KLIM and as such is a controlling person, and has an economic interest in, the KLIM Entities and the convertible notes issued to the KLIM Entities under the Convertible Credit Agreement. During the year ended, December 31, 2020, no payments of interest were made to the KLIM Entities under the Convertible Credit Agreement and no payments of principal were made. As of December 31, 2020, there was $102.0 million in outstanding principal and accrued interest owed to the KLIM Entities under the Convertible Credit Agreement. All of our outstanding convertible notes will convert into an aggregate of              shares of our common stock upon the completion of this offering.

L1 Capital Funds Stock Purchase Agreement

On December 30, 2020, the Company, GIL and MWIG entered into a Stock Purchase Agreement with the L1 Capital Funds pursuant to which each of GIL and MWIG sold a portion of their shares to the L1 Capital Funds. In connection with the sale, the Company made certain fundamental and operational representations and warranties to the L1 Capital Funds regarding the Company. Such representations and warranties generally terminated at, and did not survive, the closing of the transactions contemplated by the Stock Purchase Agreement, with the exception of certain fundamental representations made by the Company which survive for a period of three years and the litigation and financial statements representations made by the Company which survive for a period of one year.

Stock Repurchases

On October 6, 2020, we entered into a Common Stock Sale Agreement with each of Mr. Deutsch and 2M pursuant to which we repurchased from Mr. Deutsch and 2M all of their respective outstanding shares of common stock for $142,953,754.63 and $31,767,501.03, respectively. We also paid to Mr. Deutsch the $2,500,000 transaction bonus payable to him pursuant to a Transaction Bonus Agreement. We used a portion of the proceeds of the Subordinated Term Facility to repurchase Mr. Deutsch’s and 2M’s common stock.

Flywheel Transaction

On March 31, 2021, we entered into an asset purchase agreement, or the Asset Purchase Agreement, with FW SPV LLC and FW SPV II LLC, affiliates of KLIM, pursuant to which we will purchase certain assets consisting primarily of intellectual property and customer assets in connection with the Flywheel indoor cycling studio business purchased by affiliates of KLIM out of bankruptcy. The purchase price for the assets under the Asset Purchase Agreement is $25,000,000, payable upon consummation of the closing which will occur upon the consummation of this offering.

In connection with the asset purchase, we have also entered into a license agreement, or the License Agreement, pursuant to which we have licensed certain intellectual property and customer information from the sellers under the Asset Purchase Agreement for $25,000,000 payable in ten equal semi-annual installments. Each installment payment is payable in arrears on September 30th and March 31st of each calendar year during the term of the License Agreement, with the first installment payment due and owing on or before September 30, 2021. Beginning with the second installment payment on March 31, 2022, each installment payment will also include an administration fee of $250,000. The License Agreement will terminate upon the closing under the Asset Purchase Agreement.

Loans

Historically, the Company’s subsidiary, F45 Training Pty Ltd, had an informal and ongoing arrangement to extend non-interest bearing loans, from time to time, to Messrs. Gilchrist and Deutsch, for various purposes. As of December 31, 2018 and as of March 15, 2019, immediately prior to the consummation of the MWIG Transaction, there were:

•	$11,087,125 and $11,609,711, respectively, in outstanding loans to Mr. Gilchrist; and

•	$11,573,797 and $11,845,779, respectively, in outstanding loans to Mr. Deutsch.

The loans were expected to be repaid in full or netted against future distributions that Messrs. Gilchrist and Deutsch would otherwise realize through an exit event or ordinary distributions from the business in the future. In conjunction with the MWIG Transaction, our board of directors passed a resolution on March 15, 2019, to forgive in full the outstanding loans that were extended to Messrs. Gilchrist and Deutsch. Accordingly, on March 15, 2019, the $11,609,711 and $11,845,779 in outstanding loans to Messrs. Gilchrist and Deutsch, respectively, were forgiven. The forgiveness of such loans resulted in the outstanding balance being written off and recognized as compensation expense during the three months ended March 31, 2019.

Franchise Relationships

Mr. Gilchrist is also a franchisee. Through his ownership interest in the following entities, he has opened three F45 studios as of December 31, 2020:

•	100% ownership interest (as of the date of this prospectus) in Group Training, LLC; and

•	100% ownership interest (as of the date of this prospectus) in F45 Westside, LLC.

Until April 2020, Group Training, LLC and F45 Westside, LLC were owned jointly by Mr. Gilchrist and Mr. Deutsch.

In accordance with the terms of the franchise agreements between us or our applicable subsidiary, on the one hand, and the above entities or their wholly-owned subsidiaries, as applicable, on the other hand, such entities and their respective subsidiaries, as applicable, have collectively paid to us royalties and other fees, which totaled approximately $400,000, $200,000 and $181,000, in 2018, 2019 and 2020, respectively. The franchise agreements with such entities and their subsidiaries, as applicable, are commensurate with other franchise agreements executed during the same time period.

Mr. Gilchrist also owns a 25% ownership interest in three other franchisees: (i) Balance Gym U Street, LLC, or Balance Gym U, (ii) Balance Gym Columbia Heights, LLC, or Balance Gym CH, and (iii) Balance Gym Penrose, LLC, or Balance Gym Penrose. As of December 31, 2020, Balance Gym U had one open studio, whereas neither Balance Gym CH or Balance Gym Penrose had any open studios. In accordance with the terms of the franchise agreements between us and Balance Gym U and Balance Gym Penrose, both Balance Gym U and Balance Gym Penrose have paid to us royalties and other fees, which totaled less than $120,000 in each of the last three fiscal years. Balance Gym CH paid us royalties and other fees, which totaled approximately $0, $138,000 and $32,000 in 2018, 2019 and 2020, respectively. The franchise agreements with Balance Gym U, Balance Gym CH and Balance Gym Penrose are commensurate with other franchise agreements executed during the same time period.

Mr. Deutsch, through his 10% ownership interest in CDKS Fitness Ltd, had open studio in 2018, 2019 and 2020 (which studio closed in November 2020) and a franchise agreement in respect of an additional studio which was sold in January 2021 prior to its opening to an unrelated third party. In accordance with the terms of the franchise agreements between us and CDKS Fitness Ltd, CDKS Fitness Ltd paid to us royalties and other fees, which totaled less than $120,000 in each of the last three fiscal years. The franchise agreements with CDKS Fitness Ltd were commensurate with other franchise agreements executed during the same time period.

Messrs. Wahlberg and Raymond, both of whom are members of our board of directors, as well as Mr. Raymond’s wife, Dannielle Raymond, are also franchisees. MADE Fitness LLC had one open studio as of December 31, 2020, FOD 3 Fitness LLC had one open studio as of December 31 2020 (which was purchased by FOD 3 Fitness from an unrelated third party in July of 2020), and FOD 2 Fitness LLC is in the process of opening a third studio. Mr. Wahlberg owns 10% and Mr. and Mrs. Raymond own 60% in each of MADE Fitness LLC and FOD 2 Fitness LLC. Mr. and Mrs. Raymond own 100% of FOD 3 Fitness LLC. In accordance with the terms of the franchise agreements between us, on the one hand, and each of MADE Fitness LLC, FOD 2 Fitness LLC, and FOD 3 Fitness LLC on the other hand, MADE Fitness LLC, FOD 2 Fitness LLC, and FOD 3 Fitness LLC have collectively paid to us franchise fees and World Pack fees, which totaled approximately $300,000 during 2019 and 2020. No such fees were paid in 2018 as we were not party to a franchise agreement with any of these entities during such period. The franchise agreements with MADE Fitness LLC, FOD 2 Fitness LLC, and FOD 3 Fitness LLC are commensurate with other franchise agreements executed during the same time period.

On June 15, 2021, we entered into a long-term multi-unit studio development agreement, or the Development Agreement, with Club Franchise Group LLC, or Club Franchise, an affiliate of KLIM. Pursuant to the Development Agreement, we have granted to Club Franchise the right to develop, and Club Franchise has agreed to develop, at least 300 studios in certain territories in the U.S. over 36 months, with the first 150 studios to be opened within 18 months of the date of the Development Agreement, or December 15, 2022.

Club Franchise is obligated to pay to us the same general fees as other franchisees in the U.S., and to enter into a franchise agreement in respect of each studio upon approval by us of the studio site. Club Franchise has also agreed to pay us a development fee of $7,500,000 as follows: (i) $1,875,000 upon execution of the Development Agreement (which amount has been paid); (ii) $1,875,000 by June 2022; (iii) $1,875,000 by December 2022; and (iv) $1,875,000 by December 2023. Consistent with other franchise agreements in the United States entered into since July 2019, Club

Franchise also will be required to pay us a monthly franchise fee based on the greater of a fixed monthly franchise fee of $2,500 per month or 7% of gross monthly studio revenue. The payment of monthly franchise fees will commence with respect to 25 studios, regardless of whether such studios are open by July 2022, and each month thereafter Club Franchise is required to pay monthly franchise fees to us in respect of additional studios with monthly franchise fees for 150 studios being payable by December 2022. With respect to the remaining 150 studios, we and Club Franchise have agreed to negotiate a payment schedule that provides for the monthly franchise fees in respect of such studios to commence no later than 12 months after the opening date of the relevant studio. Like other franchisees, Club Franchise is also obligated to pay us other fees, including fees related to marketing and equipment and merchandise, some of which we have agreed to provide at a discounted rate.

Pursuant to the Development Agreement, we have agreed that Club Franchise will have a right of first offer in its development area for any other existing or future concepts, including FS8, developed or acquired by us. We have also agreed that Club Franchise will be our preferred partner with respect to new concepts and that we will in good faith consult with Club Franchise regarding the development of new concepts before they are actively marketed to the general public (which does not include our existing franchisees).

Unless earlier terminated by us, the Development Agreement will terminate on the date that Club Franchise opens its 300th studio. We have the right to terminate the Development Agreement if, among other things (i) we exercise our right to terminate two or more franchise agreements with Club Franchise within a calendar year; (ii) Club Franchise has breached the Development Agreement and fails to cure such breach within 30 days of formal notice of such breach; (iii) Club Franchise becomes insolvent or (iv) Club Franchise fails to comply with its payment obligations under the Development Agreement.

Other Commercial Relationships

We utilize RAW Global (Aus) Pty Ltd, or RAW Global, for certain shipping and logistic services. RAW Global is owned by Brook Capner, the brother of Elliot Capner, our Chief Commercial Officer. RAW Global provides the shipping and logistical services to us pursuant to its standard terms and conditions and on arms’ length terms. In 2018, 2019 and 2020 we paid approximately $2,200,000, $2,100,000 and $4,600,000, respectively, to RAW Global.

We and Group Training, LLC also entered into a services agreement, dated January 1, 2019, or the Services Agreement. Pursuant to the Services Agreement, which was negotiated and entered into on arms’ length terms, we have agreed to make available to Group Training, LLC certain of our employees, or the designated employees, for operational and administrative support services in exchange for a service fee based on the aggregate of each designated employees allocated wages, plus a premium, pro rated based on actual days elapsed during the period of service. Prior to the entry into this Services Agreement, our predecessor and its subsidiaries provided similar services to Group Training, LLC and its subsidiaries as requested by Group Training, LLC without a formal agreement. During the years ended December 31, 2018 and 2019, Group Training, LLC incurred fees of approximately $200,000 and $400,000, respectively, in respect of services provided by us pursuant to this arrangement. As of December 31, 2019, F45 Training does not provide services under this service agreement.

F45 Training Pty Ltd, Hakaoh Club Limited, or the licensor, and Messrs. Gilchrist and Deutsch, were party to a license agreement, or the License Agreement, dated as of September 1, 2019, for the use of certain property in Paddington, Australia for the Company’s Australian franchise operations. Pursuant to the License Agreement, Messrs. Gilchrist and Deutsch guaranteed the payment of the license fee and the obligations of F45 Training Pty Ltd under the License Agreement, including, among other things, its obligations to pay damage to the licensor for breach of the License Agreement covenants, for the licensor’s loss or damage due to abandonment or vacating the property site and for the loss or damage as a consequence of disclaimer of the License Agreement on F45 Training Pty Ltd’s insolvency. Mr. Gilchrist’s and Mr. Deutsch’s obligations as guarantors under the License Agreement were joint and several. The License Agreement replaced a similar license agreement among the parties that expired on August 31, 2019. The License Agreement expired by its terms on June 30, 2020. While F45 Training Pty Ltd. and the licensor entered into a replacement license agreement on July 1, 2020, with respect to the property in Paddington, Australia, neither Mr. Gilchrist or Mr. Deutsch were required to provide a guarantee with respect to the replacement license agreement. During the years ended December 31, 2018, 2019 and 2020, neither Mr. Gilchrist nor Mr. Deutsch were required to make any payments under the License Agreement or the predecessor agreement.

F45 Training Incorporated is a party to a guaranty of lease, or the Guaranty of Lease, dated as of October 1, 2017, which Guaranty of Lease was reaffirmed by F45 Training Incorporated as of March 4, 2021. Pursuant to the Guaranty of Lease, F45 Training Incorporated has guaranteed, among other things, to the landlord of a studio in Pacific Palisades, California, which studio is leased by F45 Westside LLC, pursuant to a lease that commenced in January 2016 and expires on February 29, 2024, full, complete and timely payment and performance of the lease and any amendments thereto, required to be performed by F45 Westside LLC, in its capacity as tenant under the lease, including, but not limited to, payment of all rent, additional rent, taxes and any other monetary obligations. During the years ended December 31, 2018, 2019 and 2020, F45 Training Incorporated guaranteed approximately $73,647, $75,856 and $78,132, respectively, in lease payments under the Guaranty of Lease. F45 Westside LLC is owned as of the date of this prospectus 100% by Mr. Gilchrist. Until April, 2020, it was jointly owned by Mr. Gilchrist and Mr. Deutsch. During the years ended December 31, 2018, 2019 and 2020, F45 Training Incorporated was not required to make any payments under the Guaranty of Lease.

F45 Training Incorporated and Whelpy LLC, which is owned 50% by each of Messrs. Gilchrist and Deutsch, entered into a marketing and design agreement, or the Marketing & Design Agreement, dated as of March 1, 2018. Pursuant to the Marketing & Design Agreement, Whelpy LLC agreed to provide marketing and design services, including lead generation and development of marketing collateral and assets for franchise openings and corporate campaigns, to us and our franchisees, from March 1, 2018 to December 31, 2018, in exchange for a service fee. For the year ended December 31, 2018, we incurred expenses of $2,223,000 under the Marketing & Design Agreement, which expired in accordance with its terms on December 31, 2018 and was not renewed or extended.

We are party to an oral arrangement with Christine and Thomas Deutsch Pty Ltd., which is owned by Christine Deutsch and Thomas Deutsch, who are immediate family members of Mr. Deutsch, pursuant to which we purchase in the ordinary course of business apparel and merchandise. During 2018, 2019 and 2020, we purchased approximately $700,000, $100,000 and $0, respectively, of apparel and merchandise from Christine & Thomas Deutsch Pty Ltd.

Legal Settlement

On November 29, 2017, a franchisee filed a suit against us alleging violation of the Franchise Disclosure Act and similar state laws. On September 4, 2018, the Company reached a settlement with the franchisee whereby Group Training, LLC, which is co-owned by Messrs, Gilchrist and Deutsch, acquired the franchise from the franchisee in exchange for $232,000.

Selling Stockholder Legal Fees

As described above under “Stockholders’ Agreement—Registration Rights—Expenses of Registration,” in connection with this offering, we are required to pay the fees and expenses of Dickinson Wright PLLC, counsel for the selling stockholder. We estimate that the fees and expenses to be paid to Dickinson Wright PLLC in connection with this offering will be $425,000. Mr. Raymond, who serves on our board of directors, is an Of Counsel of Dickinson Wright PLLC.

IPO Bonuses

We intend to pay certain employees, including certain of our executive officers, cash bonuses in connection with a successful completion of this offering. The bonuses will be paid in a single lump sum cash payment upon the completion of this offering using a portion of the net proceeds from this offering. We expect that the aggregate amount of such bonus payments will be approximately $2.48 million for all employees, but none of our named executive officers will receive any such payments.

RSUs

On March 15, 2019, we granted 1,369,324 RSUs, to Mr. Wahlberg, which represent 2,738,648 RSUs after our stock split, pursuant to a Promotional Agreement executed between him and us. The Promotional Agreement specifies the terms and conditions under which the RSUs will vest. All such RSUs will vest in full upon completion of this offering and will settle in 2022.

For stock-based compensation with both performance and market-condition vesting, such as the RSUs, cost is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable.

The weighted-average grant date fair value of the RSUs was $0.38 as of the grant date. For the year ended December 31, 2019, there was $1.0 million of unrecognized stock-based compensation expense related to the unvested RSUs. There was no stock compensation expense recorded for the year ended December 31, 2020.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are generally transactions between us and related persons and in which a related person has or will have a direct or indirect interest. The written charter of our audit committee will provide that our audit committee will review and approve in advance any related party transaction.

We intend to adopt a formal written policy, to be effective upon completion of this offering, which will provide that we are not permitted to enter into any related party transactions without the consent of our audit committee. This policy was not in effect when we entered into the related party transactions described above. In approving or rejecting any such transaction, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth the beneficial ownership of our common stock as of June 30, 2021 (after giving effect to the 2-for-1 forward stock split of the Company’s common stock that occurred on July 6, 2021) and as adjusted to reflect the sale of shares of common stock by us and the selling stockholder, in each case, by the following individuals or groups:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	the selling stockholder.

The percentage ownership information shown in the following table prior to this offering is based upon 71,496,682 shares of common stock outstanding as of June 30, 2021, assuming (i) the conversion of all then-outstanding shares of our convertible preferred stock into 27,368,102 shares of common stock upon completion of this offering and (ii) the conversion of our convertible notes into 14,847,066 shares of common stock. The percentage ownership information shown in the following table after this offering is based upon 90,246,682 shares of common stock outstanding, after giving effect to (i) the conversion of our convertible preferred stock into 27,368,102 shares of common stock, (ii) the conversion of our convertible notes into 14,847,066 shares of common stock, and (iii) the sale of 18,750,000 shares of common stock by us and 1,562,500 shares of common stock by the selling stockholder in this offering, and assuming no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or have the right to acquire such powers within 60 days, included through the exercise of stock options and warrants. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named below, any common stock that such person or persons has the right to acquire within 60 days of the date of June 30, 2021 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the following table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o F45 Training Holdings Inc., 801 Barton Springs Road, 9th Floor, Austin, Texas 78704.

	Shares Beneficially Owned Prior to Offering			Shares Being Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		%		Number		%
Selling Stockholder:
MWIG LLC(1)	27,368,102	(8)(15)	38.3	1,562,500	25,805,602	(15)	28.6

Other 5% Stockholders
Kennedy Lewis Capital Partners Master Fund II LP(2)(3)	8,169,522	(15)	11.4	—	8,169,522	(15)	9.1
Kennedy Lewis Capital Partners Master Fund LP(3)(4)	2,109,759	(15)	3.0	—	2,109,759	(15)	2.3
L1 Capital Funds(5)	6,363,028	(9)(15)	8.9	—	6,363,028	(9)(15)	7.1

Directors and Director Nominees:
Michael Raymond(6)	27,368,102	(8)(15)	38.3	—	25,805,602	(15)	28.6
Darren Richman(2)(3)(4)(7)	10,279,281	(15)	14.4	—	10,279,281	(15)	11.4
Mark Wahlberg	—	(10)	—	—	—	(10)	—
Richard Grellman	—		—	—	—		—
Elizabeth Josefsberg	—		—	—	—		—
Lee Wallace	—		—	—	—		—
Ruth Zukerman	—		—	—	—		—

Named Executive Officers:
Adam Gilchrist	22,918,486	(11)(15)	32.1	—	22,918,486	(13)(15)	25.4
Chris Payne	—	(16)	—	—	—	(16)	—
Patrick Grosso	—	(17)	—	—	—	(17)	—	*
Directors, Director Nominees and executive officers as a group (10 persons)	60,565,869	(12)	84.7	—	59,003,369	(14)	65.4

(1)

FOD Capital LLC owns approximately 65% of the membership interests in MWIG and is the sole manager of MWIG. Mr. Raymond, one of our directors, is the sole manager of FOD Capital LLC and as such may be deemed to beneficially own the shares of our common stock beneficially owned by MWIG. Mr. Wahlberg owns approximately 26% of the membership interests of MWIG. The address of MWIG is 7009 Shrimp Road, Suite 4 Key West, FL 33040.

(2)

Number of shares beneficially owned includes 8,169,522 shares of Common Stock into which $55.0 million principal amount of our convertible notes held by Kennedy Lewis Capital Partners Master Fund II LP (“KLIM Fund II”) will be converted upon completion of this offering.

(3)

Kennedy Lewis Management LP (the “Adviser”) is the investment adviser to Kennedy Lewis Capital Partners Master Fund LP (“KLIM Fund I” and, collectively with KLIM Fund II, the “KLIM Funds”) and KLIM Fund II. KLM GP LLC (“KLM”) is the general partner of the Adviser. Kennedy Lewis Investment Management LLC (“KLIM”) is the owner and control person of KLM. David K. Chene and Darren L. Richman (one of our directors) are the managing members and control persons of KLIM. Each of the Adviser, KLM and KLIM may be deemed to exercise voting and investment power over securities held by each of the KLIM Funds due to their relationship with the KLIM Funds. Kennedy Lewis GP LLC (“Fund I GP”) is the general partner of KLIM Fund I. Kennedy Lewis Investment Holdings LLC (“Holdings I”) is the managing member of Fund I GP. Messrs. Chene and Richman are the managing members of Holdings I. Each of Fund I GP and Holdings I may be deemed to exercise voting and investment power over securities held by KLIM Fund I due to their relationship with KLIM Fund I. Kennedy Lewis GP II LLC (“Fund II GP”) is the general partner of KLIM Fund II. Kennedy Lewis Investment Holdings II LLC (“Holdings II”) is the managing member of Fund II GP.

Messrs. Chene and Richman are the managing members of Holdings II. Each of Fund II GP and Holdings II may be deemed to exercise voting and investment power over securities held by KLIM Fund II due to their relationship with KLIM Fund II. Messrs. Chene and Richman, in their capacities as managing members of KLIM, and managing members of each of Holdings I and Holdings II, may be deemed to exercise voting and investment power over securities held by each of the KLIM Funds due to their relationships with the KLIM Funds. The address for KLIM is 111 West 33rd Street, Suite 1910, New York, NY 10120.
(4)

Number of shares beneficially owned includes 2,109,759 shares of common stock into which $14.2 million principal amount of our convertible notes held by KLIM Fund I will be converted upon completion of this offering.

(5)

The L1 Capital Funds consist of (i) L1 Capital Long Short Fund, (ii) L1 Long Short Fund Limited, (iii) L1 Capital Long Short (Master) Fund and (iv) L1 Capital Global Opportunities Master Fund. The L1 Capital Funds have entered into an Investment Management agreement with L1 Capital Pty Ltd. Mark Landau and Raphael Lamm each own 42.5% of L1 Capital Pty Ltd. Therefore, they may be deemed to have control over investment decisions for the L1 Capital Funds. The address of L1 Capital Funds is c/o L1 Capital Pty Ltd Level 28, 101 Collins Street Melbourne VIC 3000 Australia.

(6)

As disclosed in footnote (1), Mr. Raymond is the sole manager of FOD Capital LLC, which is the sole manager of MWIG. As such, Mr. Raymond may be deemed to beneficially own the shares of our common stock beneficially owned by MWIG.

(7)

As disclosed in footnote (3), Mr. Richman is a managing member of KLIM, Holdings I and Holdings II, and therefore may be deemed to exercise voting and investment power over securities held by each of the KLIM Funds.

(8)	Consists of 27,368,102 shares of our common stock into which 9,854,432 shares of our convertible preferred stock held of record by MWIG will be converted upon the completion of this offering.
(9)	Consists of shares of our common stock held by the L1 Funds specified in footnote (5) above.
(10)

Excludes 2,738,648 RSUs held by Mr. Wahlberg pursuant to the Promotional Agreement (see "Certain Relationships and Related Party Transactions - Promotion Agreement"), which vest in full in connection with this offering, as authorized by our board of directors, but will not settle for common stock until 2022.

(11)

Includes 22,918,486 shares of our common stock owned of record by GIL. GIL’s sole member and manager is Mr. Gilchrist. Accordingly, Mr. Gilchrist is deemed to beneficially own the shares of our common stock owned of record by GIL.

(12)

Includes (i) 22,918,486 shares of our common stock owned of record by GIL, which such shares Mr. Gilchrist is the beneficial owner of, (ii) an aggregate of 10,279,281 shares of common stock into which the convertible notes held by KLIM Fund I and KLIM Fund II will convert upon completion of this offering, which such shares Mr. Richman may be deemed to beneficially own, and (iii) 27,368,102 shares of common stock into which our convertible preferred stock held by MWIG will be converted upon completion of this offering, which Mr. Raymond may be deemed to beneficially own.

(13)

Includes 22,918,486 shares of our common stock owned of record by GIL Mr. Gilchrist is the sole member and a manager for GIL. Accordingly, Mr. Gilchrist is deemed to beneficially own the shares of our common stock owned of record by GIL.

(14)

Includes (i) 22,918,486 shares of our common stock owned of record by GIL, which such shares Mr. Gilchrist is the beneficial owner of, (ii) an aggregate of 10,270,281 shares of common stock into which the convertible notes held by KLIM Fund I and KLIM Fund II will convert upon completion of this offering, which such shares Mr. Richman may be deemed to beneficially own, and (iii) 27,368,102 shares of common stock into which our convertible preferred stock held by MWIG will be converted upon completion of this offering, which Mr. Raymond may be deemed to beneficially own.

(15)

As discussed in “Certain Relationships and Related Transactions—Stockholders’ Agreement—Transfer Restrictions,” the shares of common stock and registrable securities owned by the stockholders party thereto are subject to certain transfer restrictions. As such, such person may be deemed not to have investment power over any of the shares of common stock reflected as beneficially owned by such person.

(16)	Excludes 965,762 shares of common stock underlying RSUs that will be granted upon the consummation of this offering and will vest upon grant, but will not settle until 2022.
(17)

Excludes 93,750 shares of common stock underlying RSUs that will be granted upon the consummation of this offering (of which 50% will vest upon grant, but will not settle until 2022, with the remaining 50% vesting equally over the next 2 years, at 25% per year).

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 215,000,000 shares of capital stock, par value $0.00005 per share, of which:

•	200,000,000 shares will be designated as common stock; and

•	15,000,000 shares will be designated as preferred stock.

As of June 30, 2021, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the conversion of all outstanding convertible notes, each which will occur upon the closing of this offering, as if such conversions had occurred on June 30, 2021, there were 71,496,682 shares of our common stock outstanding and no shares of our preferred stock outstanding. Our board of directors will be authorized, without stockholder approval except as required by the listing standards of the NYSE, to issue additional shares of our capital stock.

Common Stock

As of June 30, 2021, we had 71,496,682 shares of common stock issued and outstanding.

Voting Rights

Each holder of common stock will be entitled to one vote for each share on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation will not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. Where a separate vote by class or series is required, the affirmative vote of the majority of shares of such class or series present in person or represented by proxy shall be the act of such class or series. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to the dividend rights of the holders of the preferred stock, holders of our common stock will be entitled to receive cash dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any outstanding shares of preferred stock will be entitled to receive on dissolution, liquidation, or winding up, the holders of the common stock will be entitled to share on a pro rata basis in our remaining assets.

Rights and Preferences

Holders of our common stock will have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be, fully paid and nonassessable.

Preferred Stock

As of June 30, 2021, there were 9,854,432 shares of convertible preferred stock outstanding, which will automatically convert, upon the closing of this offering, into 27,368,102 shares of common stock.

Our amended and restated certificate of incorporation will provide that our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also have the authority to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Convertible Notes

On October 6, 2020, we entered into a Subordinated Convertible Credit Agreement, or the Convertible Credit Agreement, with certain holders party thereto, including the KLIM Entities, pursuant to which we issued $100.0 million of convertible notes. The obligations under the Subordinated Credit Agreement are unsecured. The maturity date of the Subordinated Credit Agreement is September 30, 2025.

The convertible notes bear interest at 8.28%, payable in kind. The outstanding balance of the convertible notes as of December 31, 2020 was $102.0 million. The convertible notes may not be prepaid prior to October 6, 2024; thereafter they may be prepaid subject to a prepayment premium equal to 50% of the original issue price of the Convertible Notes.

The convertible notes will be mandatorily converted into an aggregate of 14,847,066 shares of our common stock upon the completion of this offering, and are convertible at the option of the holders thereof at any time.

Forum Selection

Our certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-Takeover Provisions

Certain provisions of Delaware law, and our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect as of the closing of this offering, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Takeover Statute

Upon the closing of the offering, we will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions.    Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect as of the closing of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Classified Board of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as practicable, with members of each class serving staggered three-year terms. Our amended and restated bylaws will also provide that the authorized number of directors be fixed exclusively from time to time by resolution of the board of directors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Action by Written Consent.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Removal of Directors; Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed only for cause. In addition, our amended and restated bylaws will provide that only our board of directors may fill vacant directorships, including newly created seats, by the affirmative vote of the majority of remaining directors.

No Cumulative Voting.    The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Stockholder Meetings; Requirements for Advance Notice.    Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board or the chief executive officer with the concurrence of a majority of the board of directors. Our amended and restated bylaws will also prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information.

Supermajority Voting for Amendments to Our Governing Documents.    Any amendment to our amended and restated certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our amended and restated certificate of incorporation will provide that the board of directors is expressly authorized to adopt, amend or repeal our bylaws, but that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of the NYSE, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Limitations of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

The limitation of liability and indemnification provisions to be provided in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

We have been approved to have our common stock listed on the NYSE under the symbol “FXLV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to Our Common Stock and This Offering— Future sales of our common stock in the public market could cause the market price of our common stock to drop significantly, even if our business is doing well.”

Upon the consummation of this offering, we will have 90,246,682 shares of common stock outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock and all convertible notes into common stock. Of these shares, the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, or Rule 701. As a result of the contractual 180-day lock-up period described in “Underwriting (Conflicts of Interest)” and the provisions of Rules 144 and Rule 701, these shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, 65,366,397 additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “—Lock-Up Agreements,” all of which shares would be held by our affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, including the selling stockholder, have agreed or will agree that, subject to certain exceptions, for a period through and including the date that is 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting, (Conflicts of Interest)” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal approximately 900,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice of the sale with the SEC. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of our affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register (i) all of the shares of common stock subject to outstanding stock options and RSUs under the 2021 Plan or reserved for future issuance under the 2021 Plan and (ii) the resale of 2,738,648 shares of common stock underlying RSUs held by Mr. Wahlberg, which registration statement will be effective upon the consummation of this offering. This registration statement would cover approximately 7,738,648 shares. Shares registered under the Form S-8 registration statement will generally be available for sale in the open market after the 180-day lock-up period immediately following the date of this prospectus (as such period may be extended in certain circumstances).

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Certain Relationships and Related Party Transactions—Stockholders’ Agreement—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration statement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to a “non-U.S. holder” (as defined below) of the ownership and sale, exchange or other taxable disposition of our common stock that is purchased pursuant to this offering. This discussion does not provide a complete analysis of all potential U.S. federal income or other tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, in each case, as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or may be subject to differing interpretations. We have not sought and will not seek any rulings from the Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion does not address the tax considerations arising under the U.S. federal alternative minimum tax, the net investment income tax, or the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt or governmental organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•	brokers, dealers or traders in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an “applicable financial statement” (as defined in the Code); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this discussion does not address U.S. federal income tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income, gift and estate tax laws to their particular situations and the consequences of non-U.S., state or local laws and tax treaties.

Non-U.S. Holder Defined

For purposes of this section, a “non-U.S. holder” is any holder of our common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to U.S. federal income tax regardless of source.

Distributions

As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions would constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits would constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess would be treated as gain realized on the sale, exchange or other taxable disposition of our common stock. See “—Sale of Common Stock.”

Subject to discussions below on backup withholding and FATCA (as defined below), any distribution made to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and is treated as a dividend for federal income tax purposes will generally be subject to U.S. withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty), provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Distributions received by a non-U.S. holder that are treated as dividends for federal income tax purposes, are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained (or in the case of an individual, a fixed base) by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder generally must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to U.S. withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Sale of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other taxable disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition of our common stock, and certain other requirements are met; or

•

subject to certain exceptions, our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. A non-U.S. holder that is a corporation may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to a flat 30% tax (or such reduced rate as may be specified by an applicable income tax treaty) which may be offset by U.S.-source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the non-U.S. holder and may entitle the non-U.S. holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act, or FATCA

A U.S. federal withholding tax of 30% may apply to dividends and, subject to the discussion of certain proposed U.S. Treasury regulations below, the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules), including when the foreign financial institution holds our common stock on behalf of a non-U.S. holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding U.S. account holders of such institution (which may include certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% applies to dividends on and, subject to the discussion of certain proposed U.S. Treasury regulations below would also apply to, the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any “substantial United States owners” (as defined in the Code) or provides identifying information regarding each such substantial United States owner of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

The U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. Taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	7,718,750
J.P. Morgan Securities LLC	7,718,750
Robert W. Baird & Co. Incorporated	812,500
Cowen and Company, LLC	812,500
Guggenheim Securities, LLC	812,500
Macquarie Capital (USA) Inc.	812,500
MUFG Securities Americas Inc.	812,500
Roth Capital Partners, LLC	812,500

Total	20,312,500

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 625,000 shares from us and an additional 2,421,875 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$1.12	$1.12
Total	$21,000,000	$21,700,000

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$1.12	$1.12
Total	$1,750,000	$4,462,500

One or more funds affiliated with Caledonia have indicated an interest in purchasing $100.0 million in shares of our common stock in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, one or more funds affiliated with Caledonia could determine to purchase more, less or no shares in the offering or the underwriters could determine to sell more, less or no shares to one or more funds affiliated with Caledonia. The underwriters will receive the same discount on any of our shares of common stock purchased by one or more funds affiliated with Caledonia as they will from any other shares of the common stock sold in this offering.

We estimate that our total out of pocket expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $5.2 million. We have also agreed to reimburse the Underwriters for certain of their expenses in an amount up to $40,000.

We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.672 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We currently anticipate that up to 3% of the shares of common stock offered hereby by us will, at our request, be offered to retail investors through Robinhood Financial, LLC, or Robinhood, as a selling group member, via its online brokerage platform. Robinhood is not affiliated with the Company. Purchases through the Robinhood platform will be subject to the terms, conditions and requirements set by Robinhood. Any purchase of our common stock in this offering through the Robinhood platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The Robinhood platform and information on the Robinhood application do not form a part of this prospectus.

We have agreed that, subject to certain limited exceptions, we will not (i) offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to our shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, confidential submission or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock or any such other securities (in either case, regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period through and including the date that is 180 days after of this prospectus.

Our directors, executive officers and substantially all of our stockholders, including the selling stockholder, have entered into lock-up agreements with the underwriters, pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period through and including the date that is 180 days after the date of this prospectus, agree that they will not, and shall not cause or direct any of their respective affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, owned directly by each such person or entity (including holding as a custodian) or with respect to which such person or entity has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such person or entity or someone other than such person or entity), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities owned by such person or entity, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our shares of common stock have been approved for listing on the NYSE under the symbol “FXLV.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our shares of common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerages and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Affiliates of J.P. Morgan Securities LLC are lenders under the Term Facility and the Revolving Facility. A portion of the net proceeds from this offering will be used to repay borrowings under the Term Facility and Revolving Facility. As a result, we expect that more than 5% of the net proceeds from this offering will be paid to affiliates of J.P. Morgan Securities LLC. Therefore, this offering is being made in compliance with FINRA Rule 5121. Pursuant to that rule, a “qualified independent underwriter,” as defined by the FINRA rules, must have participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Goldman Sachs & Co. LLC is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in conducting due diligence and reviewing and participating in the preparation of this registration statement. Goldman Sachs & Co. LLC will not receive any additional compensation for acting as a qualified independent underwriter, but we have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that

Relevant Member State of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Dickinson Wright PLLC, Troy, Michigan is acting as counsel for the selling stockholder in connection with this offering. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.f45training.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

F45 Training Holdings Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2021 AND FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-2
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and March 31, 2020	F-3
Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2021 and March 31, 2020	F-4
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and March 31, 2020	F-5
Notes to the Condensed Consolidated Financial Statements	F-6

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts and share data)

(unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$25,333	$28,967
Restricted cash	1,557	-
Accounts receivable, net	13,159	9,582
Due from related parties	1,322	2,406
Inventories	7,922	4,485
Deferred costs	1,692	1,616
Prepaid expenses	2,593	2,891
Other assets	3,696	2,452

Total current assets	57,274	52,399
Property and equipment, net	693	884
Deferred tax assets, net	6,676	7,096
Intangible assets, net	1,737	1,758
Deferred costs, net of current	11,488	11,215
Other long-term assets	6,897	5,165

Total assets	$84,765	$78,517

Liabilities, convertible preferred stock and stockholders’ deficit Current liabilities:
Accounts payable and accrued expenses	$25,985	$18,657
Deferred revenue	11,077	3,783
Interest payable	211	250
Current portion of long-term debt	6,426	5,847
Income taxes payable	3,149	3,499

Total current liabilities	46,848	32,036
Other long-term liabilities	5,420	4,890
Deferred revenue, net of current	6,573	10,312
Long-term derivative liability	62,145	36,640
Long-term debt, net of current	242,132	236,186

Total liabilities	363,118	320,064

Convertible preferred stock, $0.0001 par value; 9,854,432 issued and outstanding as of March 31, 2021 and December 31, 2020 (Note 12)	98,544	98,544

Stockholders’ deficit
Common stock, $0.00005 par value; 29,281,514 shares issued and outstanding as of March 31, 2021 and December 31, 2020	1	1
Additional paid-in capital	11,456	11,456
Accumulated other comprehensive loss	(943)	(982)
Accumulated deficit	(212,691)	(175,846)
Less: Treasury stock	(174,720)	(174,720)

Total stockholders’ deficit	(376,897)	(340,091)

Total liabilities, convertible preferred stock and stockholders’ deficit	$84,765	$78,517

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F45 Training Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share amounts and share data)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Revenues:
Franchise (Related party: $45 and $97 for the three months ended March 31, 2021 and 2020, respectively)	$13,156	$13,638
Equipment and merchandise	5,035	11,204

Total revenues	18,191	24,842
Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $12 for the three months ended March 31, 2021 and 2020, respectively)	1,214	3,184
Cost of equipment and merchandise (Related party: $941 and $1,051 for the three months ended March 31, 2021 and 2020, respectively)	3,181	6,331
Selling, general and administrative expenses	16,828	13,991

Total costs and operating expenses	21,223	23,506

(Loss) income from operations	(3,032)	1,336
Loss on derivative liabilities, net	25,505	-
Interest expense, net	8,415	378
Other expense, net	291	1,681

Loss before income taxes	(37,243)	(723)
(Benefit) provision for income taxes	(398)	10

Net loss	$(36,845)	$(733)

Other comprehensive income (loss)
Unrealized gain (loss) on interest rate swap, net of tax	71	(850)
Foreign currency translation adjustment, net of tax	(32)	1,281

Comprehensive loss	$(36,806)	$(302)

Net loss per share
Basic and diluted	$(1.26)	$(0.01)
Weighted average shares outstanding
Basic and diluted	29,281,514	58,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Treasury Stock	Accumulated other comprehensive loss	Accumulated deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2020	9,854,432	$98,544	29,281,514	$1	$11,456	$(174,720)	$(982)	$(175,846)	$(340,091)
Net loss	-	-	-	-	-	-	-	(36,845)	(36,845)
Unrealized gain on interest rate swap	-	-	-	-	-	-	71	-	71
Cumulative translation adjustment, net of tax	-	-	-	-	-	-	(32)	-	(32)

Balances at March 31, 2021	9,854,432	$98,544	29,281,514	$1	$11,456	$(174,720)	$(943)	$(212,691)	$(376,897)

	Convertible Preferred Stock		Common Stock		Additional Paid- In Capital	Treasury Stock	Accumulated other comprehensive loss	Accumulated deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	11,000,000	$110,000	58,000,000	$3	$-	$-	$(541)	$(150,557)	$(151,095)
Net loss	-	-	-	-	-	-	-	(733)	(733)
Unrealized loss on interest rate swap	-	-	-	-	-	-	(850)	-	(850)
Cumulative translation adjustment, net of tax	-	-	-	-	-	-	1,281	-	1,281

Balances at March 31, 2020	11,000,000	$110,000	58,000,000	$3	$-	$-	$(110)	$(151,290)	$(151,397)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F45 Training Holdings Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(36,845)	$(733)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	71	103
Amortization of intangible assets	133	125
Amortization of deferred costs	448	326
Accretion of debt discount	1,376	-
Loss on derivative liabilities, net	25,505	-
Paid in kind interest expense	6,300	-
Bad debt expense	1,666	1,925
Deferred income taxes	361	-
Unrealized foreign currency transaction gains or losses	151	1,653
Changes in operating assets and liabilities:
Due from related parties	1,084	24
Accounts receivable	(5,306)	(1,876)
Inventories	(3,495)	(3,955)
Prepaid expenses	292	780
Other assets, current	(1,021)	(32)
Deferred costs	(668)	(1,299)
Other long-term assets	(1,594)	111
Accounts payable	6,891	57
Deferred revenue	3,654	396
Interest payable	(39)	62
Income tax payable	(432)	(565)
Other long-term liabilities	1,267	35

Net cash used in operating activities	(201)	(2,863)

Cash flows from investing activities
Purchases of property and equipment	(67)	(240)
Disposal of property and equipment	-	2
Purchases of intangible assets	(112)	(442)

Net cash used in investing activities	(179)	(680)

Cash flows from financing activities
Borrowings under revolving facility	-	8,145
Repayments under term facility	(1,313)	(750)
Deferred offering costs	-	(483)

Net cash (used in) provided by financing activities	(1,313)	6,912

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(384)	(348)

Net (decrease) increase in cash, cash equivalents, and restricted cash	(2,077)	3,021
Cash, cash equivalents, and restricted cash at beginning of period	28,967	8,267

Cash, cash equivalents, and restricted cash at end of period	$26,890	$11,288

Supplemental disclosures of cash flow information
Income taxes paid	$-	$506
Interest paid	601	304
Supplemental disclosure of noncash financing and investing activities:
Property and equipment included in accounts payable and accrued expenses	-	53
Intangible assets included in accounts payable and accrued expenses	-	51
Deferred offering costs included in accounts payable and accrued expenses	194	1,588

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Nature of the business and basis of presentation

Organization

F45 Training Holdings Inc. (F45 Training Holdings, the “Company,” or “F45”) was incorporated in the State of Delaware on March 12, 2019 as a C-Corp. The Company and its subsidiaries are engaged in franchising and licensing the F45 Training brand to fitness facilities in multiple countries across the globe.

2020 Stock Repurchase Agreements

On October 6, 2020, the Company entered stock repurchase agreements (“Repurchase Agreements”) with 2M Properties Pty Ltd and Robert Deutsch in which the Company purchased a total of 31,900,000 shares of common stock for $174.7 million. In addition, the Company paid a $2.5 million bonus to Mr. Deutsch. As a result of the Repurchase Agreements, these two parties no longer own any common stock in the Company.

Transaction with MWIG LLC (“MWIG”)

On March 15, 2019, MWIG, a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, made a minority preferred investment in the Company. On March 15, 2019, F45 Training Holdings, MWIG and Flyhalf Acquisition Company Pty Ltd, a newly incorporated wholly-owned, indirect subsidiary of F45 Training Holdings, entered into a Share Purchase Agreement with F45 Aus Hold Co Pty Ltd (“F45 Aus Hold Co”) and its existing stockholders pursuant to which F45 Training Holdings became the ultimate parent of F45 Aus Hold Co and its subsidiaries. Upon the consummation of the transaction with MWIG, the existing stockholders and MWIG held 72.5% and 27.5% ownership interests, respectively, in the Company and, its wholly-owned subsidiaries. This ownership percentage assumes the conversion of the MWIG preferred stock at its original issue conversion price and does not reflect the restricted stock units issued to Mark Wahlberg pursuant to the promotional agreement. See Note 12—Convertible Preferred Stock and Stockholders’ Deficit for further discussion.

Pursuant to the Share Purchase Agreement and in return for acquiring 100% of the shares in F45 Aus Hold Co, F45 Training Holdings issued 58,000,000 shares of common stock to the existing stockholders of F45 Aus Hold Co proportionate to their relative ownership of the common stock of F45 Aus Hold Co and its wholly-owned subsidiaries. As a result of this transaction there was no change in control. All references to shares in the financial statements and the notes to the financial statements presented herein, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the effects of the transaction retrospectively as of the earliest period presented in the interim unaudited condensed consolidated financial statements.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements and related notes to the unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. In accordance with such rules and regulations, certain information and accompanying note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, although

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

the Company believes the disclosures included herein are adequate to make the information presented not misleading. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments which are considered necessary for the fair presentation of the financial position of the Company at March 31, 2021 and the results of operations for the interim periods represented. The operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. All intercompany balances and transactions have been eliminated in consolidation.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company as of and for the years ended December 31, 2020 and 2019.

Note 2—Summary of significant accounting policies

There were no changes to the significant accounting policies or recent accounting pronouncements that were disclosed in Note 2—Summary of significant accounting policies to the audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019, other than as discussed below.

Stock split

In July 2021, the Company effected a 2-for-1 forward stock split of its common stock. In connection with the forward stock split, each issued and outstanding share of common stock, automatically and without action on the part of the holders, became two shares of common stock. The par value per share of common stock was adjusted from $0.0001 to $0.00005. All share, per share and related information presented in the consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the stock split.

Use of estimates

The preparation of interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Key estimates and judgments relied upon in preparing these interim condensed consolidated financial statements include revenue recognition, allowance for doubtful accounts, depreciation of long-lived assets, internally developed software, amortization of intangible assets, valuation of inventory, fair value of derivative instruments, fair value of stock-based awards, and accounting for income taxes. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable. Actual results could differ from these estimates.

Cash, cash equivalents, and restricted cash

Cash and cash equivalents consist of bank deposits. The Company holds cash and cash equivalents at major financial institutions, which often exceed insured limits. Historically, the Company has not experienced any losses due to such bank depository concentration. Restricted cash relates to cash held in escrow as a requirement of one the Company’s office lease agreements.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Accounts receivable and allowance for doubtful accounts

Accounts receivable is primarily comprised of amounts owed to the Company resulting from fees due from franchisees. The Company evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on historical collections and specific review of outstanding accounts receivable. Accounts receivable are written off as uncollectible when it is determined that further collection efforts will be unsuccessful.

The change in allowance for doubtful accounts is as follows (in thousands):

	For the Three Months Ended March 31,
	2021	2020
Balance at beginning of period	$5,746	$1,069
Provisions for bad debts, included in selling, general and administrative	1,666	1,925
Uncollectible receivables written off	(2,659)	(371)

Balance at end of period	$4,753	$2,623

None of the Company’s related parties accounted for more than 10% of accounts receivable as of March 31, 2021 and December 31, 2020. None of the Company’s customers accounted for more than 10% of the Company’s accounts receivable as of March 31, 2021 and December 31, 2020. None of the Company’s customers accounted for more than 10% of the Company’s revenue for the three months ended March 31, 2021 and 2020.

Deferred initial public offering costs

Deferred initial public offering costs, which consist of direct incremental legal and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of March 31, 2021 and December 31, 2020, $0.2 million and $0, respectively, of offering costs were deferred in other assets on the condensed consolidated balance sheets.

Note 3—Property and equipment, net

Property and equipment, net, consists of the following as of March 31, 2021 and December 31, 2020 (in thousands):

	Estimated Useful Life	March 31, 2021	December 31, 2020
	(years)
Vehicles	5	$43	$43
Furniture and fixtures	7	179	179
Office and other equipment	5	698	720
Leasehold improvements	Lesser of lease term or useful life	577	675

		1,497	1,617
Less accumulated depreciation		(804)	(733)

Total property and equipment, net		$693	$884

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Depreciation expense related to property and equipment was approximately $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively. Depreciation expense was recorded in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

Note 4—Intangible assets

The following table summarizes the useful lives and carrying values of intangible assets, including internal-use software (in thousands):

		As of March 31, 2021			As of December 31, 2020
	Useful Life	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
	(in years)
Internal-use software	3	$2,878	$1,485	$1,393	$2,767	$1,352	$1,415
Trademarks	n/a	344	-	344	343	-	343

Total intangible assets, net		$3,222	$1,485	$1,737	$3,110	$1,352	$1,758

The amortization expense of intangible assets was approximately $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively, and was recorded in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. The weighted average remaining life of internal-use software was 1.7 years and 1.7 years as of March 31, 2021 and December 31, 2020, respectively.

As of March 31, 2021, the expected amortization of intangible assets for future periods, excluding those assets not yet placed in service as of March 31, 2021, is as follows (in thousands):

Future Amortization
Remainder of 2021	$552
2022	584
2023	236
2024	21
Thereafter	-

Total	$1,393

Note 5—Deferred revenue

Deferred revenue results from establishment fees paid by franchisees at the outset of the contract term and the value of material rights related to discounted renewal options as well as equipment fees paid by franchisees prior to the transfer of the equipment. The following table reflects the change in deferred revenue during the three months ended March 31, 2021 (in thousands):

Deferred Revenue
Balance at December 31, 2020	$14,095
Revenue Recognized	(7,016)
Increase	10,571

Balance at March 31, 2021	$17,650

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Deferred revenue expected to be recognized within one year from the balance sheet date is classified as current, and the remaining balance is classified as noncurrent. Transaction price allocated to remaining performance obligations represents contracted franchise and equipment revenue that has not yet been recognized, which includes deferred revenue recognized as revenue in future periods. Total contract revenues from franchisees yet to be recognized as revenue was $183.2 million as of March 31, 2021, of which the Company expects to recognize approximately 20% of the revenue over the next 12 months and the remainder thereafter.

Note 6—Debt

The following table provides a summary of the Company’s outstanding long-term debt, as of

March 31, 2021 and December 31, 2020 (in thousands):

	March 31, 2021	December 31, 2020
Revolving Facility	$7,000	$7,000
First Lien Term Loan	32,375	33,688
Second Lien Term Loan	133,071	128,882
Convertible Note	104,097	101,985
PPP Loan	2,063	2,063

Total debt, excluding deferred financing costs and discounts	278,606	273,618
Deferred financing costs, net of accumulated amortization	(4,916)	(5,078)
Discount on debt	(25,132)	(26,507)

Total debt, excluding deferred financing costs and discounts	$248,558	$242,033

Subordinated Convertible Debt Agreement

On October 6, 2020, the Company entered into a subordinated convertible debt agreement (the “Convertible Notes”), whereby the Company issued $100 million of Convertible Notes to certain holders maturing on September 30, 2025. The Convertible Notes have an annual interest rate of 8.28%, which accrues as paid-in-kind through the duration of the contract. Repayment of principal and accrued interest may be made in cash or shares of the Company upon the occurrence of certain qualifying events or at the end of the contract term (“PIK Interest”). Interest is accrued over the term of the debt and is payable upon repayment at maturity or earlier upon the occurrence of certain events. The outstanding balance of the Convertible Notes, including PIK Interest, as of March 31, 2021 and December 31, 2020 was $104.1 million and $102.0 million, respectively.

Voluntary Conversion—At their option, for each $100 in original issue price, the holders may elect to convert all or any portion of their outstanding Convertible Notes to common stock at $100/$100,000,000 times the number of shares of common stock equal to 20% of the equity value of the Company, provided that the aggregate number of shares of common stock into which all outstanding notes are converted do not exceed 20% of the shares of common stock of the Company.

Mandatory Conversion Offering Proceeds—Upon a public offering resulting in $150 million gross proceeds to the Company, outstanding Convertible Notes shall automatically convert into common stock equal to (a) the greater of (1) 20% of the equity value of the Issuer (on a fully diluted basis) (2) 1.5 multiplied by the aggregate original Issue price, divided by (b) the initial offering price to the public; provided that such number of shares shall not be less than 20% of the fully diluted shares of common stock prior to the issuance of any primary shares in the public offering.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Mandatory Conversion Public Float—Outstanding Convertible Notes automatically convert upon a public float of $150 million measured during the first 30 days of trading equal to (a) the greater of (1) 20% of the equity value of the Company (on a fully diluted basis) based on the average sale price over the previous 30 consecutive days of trading and (2) 1.5 multiplied by the aggregate original issue price, divided by (b) the average sale price over the previous 30 consecutive days of trading; provided that such number of shares of common stock shall not be less than 20% of the fully diluted shares of common stock.

Payment due on Liquidation—The terms of the Convertible Notes state that in a liquidation event, the Convertible Notes are immediately due and payable in cash equal to the greater of (a) 20% of the equity value of the Company and (b) 1.5 multiplied by the original issue price of the notes.

Payment due default—The terms of the Convertible Notes state that upon an event of default, the Convertible Notes Principal and unpaid accrued interest becomes immediately due and payable at 1.5x the original issue price.

Prepayment Option—The Company has the option to prepay the Convertible Notes after the fourth anniversary of the effective date in whole, subject to prior notice and a prepayment premium equal to 50% of the original issue price.

As a part of the subordinated convertible debt agreement the Company identified embedded derivatives that require bifurcation under ASC 815, Derivatives and Hedging, relating to the contingent conversion option, payment of liquidation, default payment and prepayment options. See Note 7—Derivative Instruments for further discussion on the Company’s accounting for these embedded derivatives.

Subordinated Second Lien Term Loan

On October 6, 2020, the Company entered into a Subordinated Credit Agreement with certain lenders which committed the lenders to provide $125,000,000 of financing to the Company in exchange for a note payable. This agreement matures over a five-year period that carries a Paid-In Kind (“PIK”) Interest rate of 13.00%. PIK Interest is accrued over the term of the Subordinated Credit Agreement. The outstanding balance of the note, including PIK Interest, payable as of March 31, 2021 and December 31, 2020 was $128.5 million and $124.2 million, respectively, net of unamortized debt issuance costs of $4.6 million and $4.7 million, respectively. The Subordinated Credit Agreement has a maturity date of October 5, 2025.

The Company is required to make prepayments in circumstances where it has (i) excess cash flow; (ii) certain prepayment events occur; or (ii) if an event of default were to occur as further described below.

Commencing with the fiscal year ending December 31, 2021, the Company shall prepay, or cause to be prepaid, an aggregate principal amount of the obligations equal to 50% of Excess Cash Flow (the “ECF Percentage”), if any, for the fiscal year covered by such financial statements; provided, that the ECF Percentage shall be reduced to 25% when the Secured Leverage Ratio as of the last date of the applicable fiscal year is less than or equal to 3.08 to 1.00 and shall be reduced to 0% when the Secured Leverage Ratio as of the last date of the applicable fiscal year is less than or equal to 2.08 to 1.00; provided, that no payments shall be required prior to payment in full of the First Lien Term Loan obligations.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

In the event and on each occasion that any net proceeds are received by the Company in respect of any prepayment event (any disposition (including pursuant to a sale and leaseback Transaction) of any property or asset of, other than dispositions described in the Subordinated Credit Agreement; or (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Company resulting in aggregate net proceeds greater than $500,000; or (c) the incurrence by the Company of any indebtedness, other than indebtedness permitted under the Subordinated Credit Agreement, the Company must within three business days after such net proceeds are received, prepay the obligations under the Subordinated Credit Agreement in an aggregate amount equal to 100% of such net proceeds.

If an event of default were to occur, in addition to the obligations becoming due, the Company is responsible for paying a make-whole premium defined as the amount equal to the discounted value of the remaining scheduled payments with respect the outstanding obligations under the Subordinated Credit Agreement. The Subordinated Credit Agreement contains cross-default provisions; whereby; if an event of default were to occur under the Subordinated Credit Agreement that were not cured within the applicable grace period; it would trigger an event of default under the First Lien Credit Agreement.

The Agreement contains the following put and call options:

1.	Prepayment at the option of the Company.

2.	Prepayment at the option of the Company following a Qualified Public Offering.

3.	Prepayment required by Excess Cash Flow.

4.	Prepayment required by a Prepayment Event.

5.	Prepayment required by an Event of Default.

In accordance with ASC 815, Derivatives and Hedging, the Company assessed the prepayment event and the event of default as embedded derivatives requiring bifurcation, however, as the fair value of these features was not material upon issuance, the Company has not allocated any of the proceeds of the debt to the embedded derivatives. As of March 31, 2021 and December 31, 2020, the fair value of the embedded derivatives was not material to the condensed consolidated financial statements.

In connection with issuing the note the Company paid the lenders approximately $3.8 million in fees. Similarly, the Company paid third parties fees of approximately $1.0 million associated with issuing the note. The Company determined that all fees paid to the lenders and third parties would result in a reduction of the initial carrying amount of the note. The Company is amortizing the debt discount and debt issuance costs into interest expense utilizing the effective interest method.

Beginning with the first fiscal quarter ending after the first anniversary of the agreement effective date and as of the last day of each fiscal quarter thereafter, the Company must not permit the Total Leverage Ratio, for any period of four consecutive fiscal quarters ending on the last day of such fiscal quarter, to exceed 8.00 to 1.00; provided, that for purposes of determining the Total Leverage Ratio with respect to any fiscal quarter in which studios that have been closed by government mandate due to COVID-19, EBITDA shall be adjusted by a percentage equal to (1) the excess (if any) of (x) the number of studios that were closed by government mandate due to COVID-19 during such fiscal quarter over (y) the number of studios that were closed by government mandate due to COVID-19 as of the Effective Date, divided by (2) the total number of studios during such fiscal quarter.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

First Lien Loan

The Company entered into a senior Secured Credit Agreement, dated as of September 18, 2019 (the “Secured Credit Agreement”), with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20.0 million revolving credit facility (the “Revolving Facility”) and a $30.0 million term loan facility (the “Term Facility”). Initial borrowings of $30.0 million from the Term Facility and $11.9 million of the availability under the Revolving Facility were used to repay, in full, amounts due to common stockholders as a result of the MWIG transaction. See Note 12—Convertible Preferred Stock and Stockholders’ Deficit for further discussion. The remaining availability under the Revolving Facility may be drawn and used for general corporate purposes. The obligations under the Secured Credit Agreement are guaranteed by certain operating subsidiaries of the Company and secured by a majority of the Company’s assets. The Revolving Facility may be prepaid and terminated by the Company at any time without premium or penalty (subject to customary LIBOR breakage fees).

The Term Facility bears interest at floating rate of LIBOR plus 1.5 percent. The outstanding balance of the Revolving Facility as of March 31, 2021 and December 31, 2020 was $7.0 million. There was no undrawn remaining availability. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022.

The weighted-average interest rate on the Company’s outstanding debt during the three months ended March 31, 2021 was 10.67%.

The terms of the Secured Credit Agreement require that the Company not permit the fixed charge coverage ratio, as defined within the Secured Credit Agreement, for any period of four consecutive fiscal quarters to be less than 1.25 to 1.00. The Company is also required to maintain a total leverage ratio, as defined within the second amendment to the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 7.00 to 1.00. The Company is also required to maintain a Senior Secured Leverage Ratio, as defined within the second amendment to the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 2.00 to 1.00. The Secured Credit Agreement also contains other customary non-financial covenants.

On October 25, 2019, the Company entered into an interest rate swap contract (the “Swap Agreement”) with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30.0 million borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50%, started effectively accruing interest on the effective date (October 30, 2019) at a fixed rate of 1.74% on an annualized basis.

On June 23, 2020, the Company amended the Secured Credit Agreement to allow it to enter into a definitive agreement with a special purpose acquisition corporation. On October 6, 2020, the Company amended the agreement a second time. Through the second amendment, the Company agreed to convert $8,000,000 of the amount outstanding on the Revolving Facility to be part of the Term Facility. In addition to converting a portion of the Revolving Facility to the Term Facility, the Company agreed to repay $5,000,000 of the principal amount of the Revolving Facility outstanding.

In connection with the second amendment to the Secured Credit Agreement, the Company modified the existing covenants under the Secured Credit Agreement. The total leverage ratio was

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

modified such that the Company is required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 7.00 to 1.00. Prior to the second amendment to the Secured Credit Agreement, the Company was required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00. Additionally, the second amendment to the Secured Credit Agreement introduced a new covenant, a senior secured leverage ratio, which requires the Company to maintain a senior secured leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00. As of March 31, 2021 and December 31, 2020, the Company was in compliance with its covenants.

The interest rate of both the Term Facility and the Revolving facility were amended to 4.00% and 3.00% for Eurodollar loans and letters of credit, and ABR Loans, respectively. The outstanding balance of the Term Facility as of March 31, 2021 and December 31, 2020 was $32.1 million and $33.3 million, respectively, net of unamortized debt issuance costs of $0.3 million and $0.4 million, respectively.

The Company considered if this amendment resulted in the terms of the amended debt being substantially different than those of the original Term Facility and Revolving Facility. As the change in cash flows between the amended and original agreement were less than 10%, the Company determined that there was not a substantial difference between the amended and original agreement. As such, the Company concluded that the amendments resulted in a modification of the debt rather than a debt extinguishment. As the amendments resulted in a modification of the Debt, the Company has capitalized all new lender fees paid and recognize these fees as part of interest expense over the life of the modified debt in accordance with the interest method. Similarly, all unamortized debt issuance costs from the original agreement will continue to be deferred. Conversely, new fees paid to third parties as a result of the modification have been expensed as incurred.

Interest expense recorded on the debt facilities was $8.4 million and 0.4 million for the three months ended March 31, 2021 and March 31, 2020, respectively.

On April 10, 2020, the Company received loan proceeds of approximately $2.1 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses to help sustain its employee payroll costs, rent, and utilities due to the impact of the recent COVID-19 pandemic. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes, which include the payment of payroll costs, interest on covered mortgage obligations, rent obligations and utility payments. The receipt of these funds, and the forgiveness of the loan is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria. In June 2020, Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP loan provisions, including providing greater flexibility for loan forgiveness. While the Company believes that it qualifies for full forgiveness of the loan, the Company will withdraw its forgiveness application and repay the loan in full in the event the Company consummates the offering.

The Company is using the proceeds from the PPP loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. The Company is following the government guidelines and tracking costs to ensure full forgiveness of the loan. To the extent it is not forgiven, the Company would be required to repay that portion at an interest rate of 1% over a period of 1.5 years, beginning November 2020 with a final installment in April 2025. Any amounts forgiven when the Company is legally released as the primary obligor under the loan will be recognized as a gain from the

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

extinguishment of the loan in the condensed consolidated statements of operations and comprehensive loss. As of March 31, 2021 and December 31, 2020, long-term portion of the loan was $1.8 million and $1.9 million, respectively.

The following table presents contractually scheduled maturities of our consolidated debt obligations outstanding at March 31, 2021 for the next five years (in thousands).

Remainder of 2021	$4,540
2022	35,560
2023	571
2024	576
2025	237,359

Total principal payments	278,606
Deferred financing costs, net of accumulated amortization	(4,916)
Discount on debt	(25,132)

Net carrying value	$248,558

Note 7—Derivative Instruments

Interest Rate Swap

The Company is subject to interest rate volatility with regard to existing debt. From time to time, the Company enters into swap agreements to manage exposure to interest rate fluctuations.

To hedge the variability in cash flows due to changes in benchmark interest rates, the Company entered into an interest rate swap agreement related to debt issuances. The swap agreement is designated as a cash flow hedge. The derivative’s gain or loss is recorded in OCI and is subsequently reclassified to interest expense over the life of the related debt.

During 2019, the Company entered into an interest rate swap agreement with an aggregate notional amount of $30.0 million related to the $30.0 million 3-year variable-rate term loan due September 18, 2022. Refer to Note 6—Debt, for details of the components of our long-term debt. As of March 31, 2021 and December 31, 2020, the interest rate swap liability was $0.6 million and $0.7 million, respectively.

The following table presents the categories of the Company’s derivative instruments on a gross basis, as reflected in the Company’s condensed consolidated balance sheets. Balances presented below have been classified and presented within the caption other long-term liabilities (in thousands):

	As of March 31, 2021		As of December 31, 2020
	Derivative Liabilities		Derivative Liabilities
	Current	Long-Term	Current	Long-Term
Fair Value of Designated Derivatives:
Interest Rate Swap	$-	$(589)	$-	$(660)

Total Fair Value	$-	$(589)	$-	$(660)

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The Company recognized an unrealized gain of $0.1 million and unrealized loss of $0.9 million on this instrument in the three months ended March 31, 2021 and 2020, respectively. The unrealized gain and loss have been presented within OCI in the condensed consolidated statements of operations and comprehensive loss.

Embedded Derivatives

As discussed in Note 6—Debt, in October 2020 the Company entered into a subordinated convertible debt agreement (the “Convertible Notes”) whereby the Company issued $100 million of

Convertible Notes to certain holders maturing on September 30, 2025. These notes can be converted into common shares of the Company at the holders’ option. The Company has analyzed the conversion and redemption features of the agreement and determined that certain of the embedded features should be bifurcated and classified as derivatives. The Company has bifurcated the following embedded derivatives: (i) Liquidity Event Conversion Option; (ii) Liquidity Event Redemption Option;

and (iii) QPO Redemption Option.

The $27.8 million initial fair value of the embedded derivatives for the Convertible Notes has been recorded as a debt discount along with a corresponding liability on the Company’s consolidated balance sheets. The initial debt discount is not subsequently re-valued and is being amortized using the effective interest method over the life of the Convertible Notes. The derivative liabilities are classified in the condensed consolidated balance sheets as non-current as the Company is not required to net cash settle within 12 months of the balance sheet date and are marked-to-market at each reporting period with changes in fair value recorded within “Loss on derivative liabilities, net” in the condensed consolidated statements of operations and comprehensive loss.

The Company fair values the embedded derivatives using the Bond plus Black-Scholes option pricing model because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives.

The following table sets forth the inputs to the Bond plus Black-Scholes option pricing model that were used to value the embedded conversion and redemption features derivatives:

	As of March 31, 2021
	Risk-free rate	Volatility	Term (years)	Dividend yield
Liquidity event	0.05%-0.78%	38.9%	2.75	-
QPO event	0.05%-0.78%	27.0%	0.50	-

	As of December 31, 2020
	Risk-free rate	Volatility	Term (years)	Dividend yield
Liquidity event	0.10%-0.34%	37.4%	3.00	-
QPO event	0.10%-0.34%	34.8%	0.75	-

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following table summarizes the derivative liabilities included in the consolidated balance sheets at March 31, 2021 (in thousands):

Fair Value of Embedded Derivative Liabilities (Level 3 Inputs):
Balance at January 1, 2020	$-
Initial measurement on October 6, 2020	(27,822)
Change in fair value	(8,818)

Balance at December 31, 2020	(36,640)
Change in fair value	(25,505)

Balance at March 31, 2021	$(62,145)

Note 8—Fair Value

The following table presents the Company’s liabilities accounted for at fair value on a recurring basis as of March 31, 2021 and December 31, 2020 (in thousands). None of the Company’s assets are currently accounted for at fair value on a recurring basis.

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities
Interest rate swap	$-	$(589)	$-	$(589)
Derivative liability	-	-	(62,145)	(62,145)

Total Liabilities	$-	$(589)	$(62,145)	$(62,734)

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities
Interest rate swap	$-	$(660)	$-	$(660)
Derivative liability		-	(36,640)	(36,640)

Total Liabilities	$-	$(660)	$(36,640)	$(37,300)

The inputs for determining fair value of the interest rate swap are classified as Level 2 inputs. Level 2 fair value is based on estimates using standard pricing models. These standard pricing models use inputs which are derived from or corroborated by observable market data such as interest rate yield curves, index forward curves, discount curves, and volatility surfaces.

Credit risk relates to the risk of loss resulting from the non-performance or non-payment by the Company’s counterparties in connection with contractual obligation. Risk around counterparty performance and credit could ultimately impact the amount and timing of cash flows. The Company believes it has appropriately addressed any credit risk due to the financial standing of the counterparties with which it trades. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

The inputs for determining fair value of the embedded conversion and redemption features of the Company’s convertible notes are classified as Level 3 inputs, refer to Note 7—Derivative Instruments for further discussion related to the accounting for these instruments.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 9—Income taxes

For interim reporting periods, the Company’s provision for income taxes is calculated using its annualized estimated effective tax rate for the year. This rate is based on its estimated full-year income and the related income tax expense for each jurisdiction in which the Company operates. Changes in the geographical mix, permanent differences or the estimated level of annual pre-tax income can affect the effective tax rate. This rate is adjusted for the effects of discrete items occurring in the period.

(Benefit) provision for income taxes

The benefit for income taxes was $0.4 million for the three months ended March 31, 2021, compared with the provision for income taxes of less than $0.1 million for the three months ended March 31, 2020. The effective tax rate for the three months ended March 31, 2021 of 1.1% differed from the U.S. statutory tax rate of 21% primarily due to state taxes, the foreign tax rate differential and by current period losses incurred by F45 Holdings Inc. not benefited due to its full valuation allowance. The effective tax rate for the three months ended March 31, 2020 of (1.38)% differed from the U.S. statutory tax rate of 21% primarily due to state taxes, foreign jurisdiction earnings taxes at different rates, and interest and penalties for uncertain tax positions.

Note 10—Related party transactions

As discussed in Note 1—Description of the business and basis of presentation, due to the repurchase of the Company’s shares from two primary directors that occurred in October 6, 2020, the Company no longer considers these two directors as related parties from October 6, 2020 onward.

The Company has a management service agreement with Group Training, LLC and its subsidiaries (collectively “Group Training”) under which the Company provides operational and administrative support services to Group Training. Group Training is owned by certain existing stockholders that are executive officers and directors of the Company, through which, they operate one F45 studios in the United States. As of March 31, 2021 and December 31, 2020, the Company had receivables related to fees under this management service agreement of $0.4 million and $0.4 million, respectively. These amounts are included in due from related parties on the condensed consolidated balance sheets. The Company did not recognize any franchise revenue related to fees under this management service agreement during the three months ended March 31, 2021 and 2020.

During the three months ended March 31, 2021 and 2020, the Company also recognized no franchise revenue and $0.1 million franchise revenue, respectively, from studios owned by Group Training. As of March 31, 2021 and December 31, 2020, the Company had outstanding receivables from these studios of approximately $0.1 million and $0.4 million, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

During the three months ended March 31, 2021 and 2020, the Company recognized less than $0.1 million and no franchise revenue, respectively, from studios owned by Messrs. Wahlberg and Raymond. As of March 31, 2021 and December 31, 2020, the Company had less than $0.1 million and no outstanding receivables, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

merchandise revenue and the related expenses in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

During the three months ended March 31, 2021 and 2020, the Company recognized less than $0.1 million and no franchise revenue, respectively, from studios owned by an entity in which an existing stockholder that is an executive officer and director of the Company holds a 10% ownership interest. As of March 31, 2021 and December 31, 2020, the Company had $0.2 million and no outstanding receivables from these studios, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss.

During the three months ended March 31, 2021 and 2020, the Company incurred expenses totaling approximately $0.9 million and $1.1 million, respectively, in connection with certain shipping and logistic services from a third-party vendor that is owned by an immediate family member of an executive officer of the Company. As of March 31, 2021 and December 31, 2020, the Company had approximately $0.6 million and $0.3 million of outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of equipment and merchandise revenue in the condensed consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2019 a member of the Board of Directors signed agreements to acquire three F45 studios in the United States. For the three months ended March 31, 2021 and 2020, the studio recognized less than $0.1 million and no franchise revenue and equipment and merchandise revenue, respectively. As of March 31, 2021 and December 31, 2020, the Company had outstanding receivables from these studios of less than $0.1 million and $0.1 million, respectively. These franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

During the three months ended March 31, 2021, the Company recognized franchise revenue and equipment and merchandise revenue totaling less than $0.1 million from two studios owned by employees. The Company had no studio owned by employees for the three months ended March 31, 2020. As of March 31, 2021 and December 31, 2020, the Company had no receivables outstanding related to this revenue.

Transaction with LIIT LLC

On June 23, 2020, the Company entered into an Asset Transfer and Licensing Agreement with LIIT LLC (“LIIT”) an entity wholly-owned by Adam Gilchrist (F45’s Co-Founder and Chief Executive Officer). Pursuant to this agreement, F45 will sell to LIIT certain at-home exercise equipment packages (including the intellectual property rights thereto) for $1.0 million payable on or before December 31, 2020. LIIT assumes all outstanding rights and obligations related to these exercise equipment packages from F45. In addition, pursuant to this agreement, LIIT will receive access to F45’s library of programming related to existing and future fitness content for the duration of the license period of 10 years. In exchange for this license, LIIT will pay F45 an annual license fee equal to the greater of (a) $1.0 million and (b) 6% of the annual gross revenue of LIIT, less any payments made by LIIT to third parties in connection with the sale of such exercise equipment packages. This agreement will expire on July 1, 2030, unless otherwise terminated upon mutual agreement of F45 and LIIT. Upon termination or expiration of this agreement, LIIT must: (i) immediately cease all use and application of the licensed

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

intellectual property; (ii) promptly return to F45, or otherwise dispose of as F45 may instruct, all documents, databases, lists and materials (whether hard copy or electronic form) including any advertising and promotion material, labels, tags, packaging material, advertising and promotional matter and all other material relating to the licensed intellectual property in the possession or control of LIIT; and (iii) immediately cease to hold itself out as having any rights in relation to the licensed intellectual property from the date of termination.

The Company recognized no revenue and cost of sales in conjunction with the transaction with LIIT LLC during the three months ended March 31, 2021. The outstanding receivable balance as of March 31, 2021 was $0.5 million. The Company received payment of $1.0 million relating to the outstanding receivable in March 2021.

Related party franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

Note 11—Commitments and contingencies

Litigation

Where appropriate, the Company establishes accruals in accordance with FASB guidance over loss contingencies (ASC 450). As of March 31, 2021, the Company had established a litigation accrual of $4.1 million in accounts payable and accrued expenses for claims brought against the Company in the ordinary course of business. Our accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. The Company discloses the amount accrued if the Company believes it is material or if the Company believes such disclosure is necessary for our financial statements to not be misleading. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount previously accrued, the Company assesses whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred, and the Company adjusts the accruals and disclosures accordingly. The Company does not presently believe that the ultimate resolution of the foregoing matters will have a material adverse effect on the Company’s results of operations, financial condition, or cash flows. The outcome of litigation and other legal and regulatory matters is inherently uncertain, however, and it is possible that one or more of the legal matters currently pending or threatened could have a material adverse effect on our liquidity, consolidated financial position, and/or results of operations.

Lease commitments

The Company leases five office buildings in the United States and other international locations. Future minimum lease payments, which include non-cancelable operating leases at March 31, 2021, are as follows (in thousands):

Operating Leases
Remainder of 2021	$1,639
2022	2,175
2023	2,051
2024	1,962
2025	2,012
Thereafter	6,411

Total Minimum Lease Payments	$16,250

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Rent expense for all operating leases was approximately $0.2 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively.

As of March 31, 2021, the Company had an outstanding guarantee of $3.0 million in aggregate total for lease payments over 10 years for a franchisee’s studio lease in the state of California.

On December 21, 2020, the Company entered into a lease agreement with CIM Urban REIT Properties IX, L.P. to lease an office building in Austin, Texas. The lease term expires on the last day of the 96th lease month from the Rent Commencement Date, as defined in the lease agreement. In the event that the Company does not achieve earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $20.0 million for the period from January 1, 2021 through June 30, 2021, the Company shall post an additional conditional deposit of $1.0 million on or before September 30, 2021 (“First Conditional Deposit”) as additional security for the Company’s obligations under the lease. In the event that the Company does not achieve EBITDA of $53.0 million for the period from January 1, 2021 through December 31, 2021, the Company shall deposit an additional deposit of $1.0 million on or before April 30, 2022 (“Second Conditional Deposit”). The Company is not obligated to deposit the Second Conditional Deposit, regardless of the Company’s EBITDA for the year ended December 31, 2021, in the event that the Company deposits the First Conditional Deposit. As of March 31, 2021, no deposit has been made by the Company.

2020 Promotional Agreements

On October 15, 2020, the Company entered into promotional agreement with ABG-Shark, LLC. Pursuant to this agreement, Greg Norman will provide certain promotional services to the Company in exchange for annual compensation. In addition, should the Company become publicly traded, ABC-Shark would be entitled to receive additional performance-based cash compensation based on the Company’s enterprise value. On the same date, Malibu Crew, LLC, a subsidiary of the Company, also entered into a promotional agreement with Greg Norman, whereby, he will provide certain promotional and marketing services to the Company in exchange for equity compensation equal to 15% of the fair market value of Malibu Crew. As of March 31, 2021, no definitive partnership agreement has been reached with Malibu Crew. Both of these promotional agreements expire on October 14, 2025. It is not currently possible to determine the amounts of additional performance-based cash compensation and equity compensation that the Company will ultimately be required to pay under these two agreements as they are subject to many variables.

On November 24, 2020, the Company entered into a promotional agreement with DB Ventures Limited (“DB Ventures”). Pursuant to this agreement, DB Ventures will provide certain promotional services to the Company in exchange for annual compensation. In addition, for the use of certain image rights over the contractual term, DB Ventures is entitled to a $10 million cash payment if the Company is not publicly traded within 12 months from the execution of this agreement. If the Company were to become publicly traded within 12 months from the execution of this agreement, DB Ventures is entitled to receive the greater of 1% of the Company’s issued and outstanding common stock or $5 million on the six- and 12-month anniversaries of the Company becoming publicly traded. This agreement will expire on December 5, 2025. The Company will recognize expenses related to promotional activities and image rights under this agreement ratably over the five-year contractual term. As part of the agreement, the Company is obligated to create two F45 studios for DB Ventures who will then have the option to take ownership of the studios upon termination of the agreement for no additional service or consideration. As of March 31, 2021, these studio and related lease agreements

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

had yet to commence. For the three months ended March 31, 2021, the Company recorded $0.5 million in expense related to this agreement.

Note 12—Convertible Preferred Stock and Stockholders’ Deficit

Issuance of convertible preferred stock and common stock

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, the Company amended its articles of incorporation and authorized 108,000,000 shares of common stock with a par value of $0.00005, and 11,000,000 shares of preferred stock, with a par value of $0.0001. As of March 31, 2021 and December 31, 2020, the Company had 29,281,514 shares of common stock and 9,854,432 shares of convertible preferred stock issued and outstanding.

As part of the transaction with MWIG and in return for Flyhalf Acquisition Company Pty Ltd acquiring 100% of the shares in F45 Aus Hold Co, the Company issued 58,000,000 of its common stock to F45 Aus Hold Co’s existing stockholders. In addition, Flyhalf Acquisition Company Pty Ltd made a payment to F45 Aus Hold Co’s existing stockholders of $100 million.

The payment of $100 million was funded by MWIG, subscribing for 10,000,000 shares of preferred stock at $10 per share in the Company. This amount was ultimately paid to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co. Further, Flyhalf Acquisition Company Pty Ltd issued $50.0 million secured promissory notes to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co (the “Sellers Notes”). The $100.0 million payment, $50.0 million Sellers Notes and related interest thereon have been recorded as a dividend in the consolidated statements of changes in convertible preferred stock and stockholders’ deficit during the year ended December 31, 2019. In addition to the initial issue of 10,000,000 shares of Preferred Stock, MWIG was granted an option to acquire an additional 1,000,000 shares of Preferred Stock for $10 per share under the Share Purchase Agreement. The $10.0 million in funds raised by the issue of the additional Preferred Stock were used in full to partially settle the outstanding Sellers Notes.

On December 30, 2020, MWIG converted 1,145,568 shares of preferred stock of the Company into 3,181,514 shares of common stock of the Company and sold those shares of common stock to affiliates of L1 Capital Fund, an Australian based global fund manager.

The rights and features of the Company’s preferred stock are as follows:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than stock dividends) unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of preferred stock.

Liquidation

Upon the occurrence of a deemed liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation, the holders of preferred stock shall be entitled to receive, before

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

any distribution or payment to the holders of common stock, an amount equal to the greater of (1) preferred stock issue price per share for such preferred stock, as adjusted to reflect any combination or subdivision, stock dividend or other similar recapitalization, plus declared but unpaid dividends, if any, on such shares, and (2) the amount per share of common stock to which the holder would be entitled had all outstanding Preferred Stock shares been converted to common stock immediately before the distribution. After the distributions or payments to the holders of preferred stock have been paid in full, the entire remaining assets and funds, if any, will be distributed ratably among the holders of common stock in proportion to the number of shares of common stock held by them.

Conversion

The holder of each share of preferred stock has the option to convert the share at any time, into the number of fully paid and non-assessable shares of common stock that results from dividing the preferred stock issue price for the preferred stock share by the preferred stock conversion price that is in effect at the time of conversion. In addition, on (i) the consummation of Qualified Public Offering (as defined in the Company’s Amended and Restated Certificate of Incorporation) or (ii) with the consent of the holders of a majority of the outstanding shares of preferred stock, each share of preferred stock will be automatically converted. The preferred stock conversion price should initially be equal to the preferred stock issue price but subject to special adjustment upon either a Qualified Public Offering, a deemed liquidation event or a fair market value determination (each a “Conversion Price Adjustment Event”). Upon the occurrence of a Conversion Price Adjustment Event, the conversion price will be adjusted based on a formula, as defined in the Company’s Amended and Restated Certificate of Incorporation, which results in reductions to the preferred stock conversion price and additional value to the holder based on higher enterprise value; provided that in no event shall the preferred stock conversion price exceed $10.00 or be less than $7.2014 (subject to appropriate adjustment in the event of any combination or subdivision, stock dividend or other similar recapitalization).

Voting rights

The holders of preferred, on an as-converted basis, and common stock vote together as a single class, except with respect to certain matters specified in the Company’s Amended and Restated Certificate of Incorporation that require the separate approval of the holders of preferred stock.

The Company classifies the preferred stock in temporary equity in accordance with ASC 480-10-S99 because the preferred stock is redeemable for cash or other assets of the Company upon a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation) that are not solely within the control of the Company. The net carrying amount of the preferred stock is not currently accreted to a redemption value because the preferred stock is not currently redeemable or probable of becoming redeemable in the future.

Note 13—Stock-based compensation

Issuance of restricted stock units

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, on March 15, 2019, the Company entered into a promotional agreement with Mark Wahlberg (“Mr. Wahlberg”), a member of the Company’s Board of Directors and an investor in MWIG, pursuant to which Mr. Wahlberg agreed to provide promotional services to the Company. In exchange for the agreed upon services provided in the promotional agreement, the Company issued 2,738,648 restricted stock units to Mr. Wahlberg.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The restricted stock units vest based on the Company attaining certain valuation thresholds upon a vesting event, defined as: (i) a deemed liquidation event or change in control; (ii) the closing of a financing transaction including the sale, issuance or redemption of the Company’s (or one of its subsidiaries) equity securities, and any initial public offering; or (iii) at any time that the Company’s common stock is publicly traded, with the Company’s equity value exceeding the following thresholds:

Company Equity Value Threshold	Potential Restricted Stock Units Vested
$1.0 billion	912,882
$1.5 billion	912,882
$2.0 billion	912,884

The Company determined that the restricted stock units are equity classified awards that contain both performance (deemed liquidation event, closing of a financing transaction or the public trading of the Company’s common stock) and market conditions (achievement of prescribed Company equity values) in order for the units to vest. As the achievement of the performance condition is not probable until one of the vesting events has occurs, no stock-based compensation expense was recognized during the three months ended March 31, 2021 and 2020 related to these awards.

Upon achievement of a performance condition and the Company reaching a prescribed company equity value threshold, the Company will recognize the grant date fair value of all vested restricted stock units immediately as stock- based compensation cost. In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, none of these restricted stock units will have vested, however, the grant date fair value of these units will be recognized as compensation expense as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement.

The weighted-average grant date fair value of the restricted stock units was $0.38 as of the grant date. There were no restricted stock units that vested or were cancelled or forfeited during the three months ended March 31, 2021 and 2020. In addition, there were no restricted stock units granted during the three months ended March 31, 2021 and 2020. As of March 31, 2021, there was approximately $1.0 million of unrecognized stock-based compensation expense related to the unvested restricted stock units. There was no stock compensation expense recorded for the three months ended March 31, 2021 and 2020. The Company determined the fair value of the restricted stock units using a Monte-Carlo simulation in a risk-neutral framework considering both an initial public offering and a Company sale scenario with an implied equity value based upon the $10 preferred stock price. The other significant assumptions used in the analysis were as follows:

Scenario:	IPO	Sale
Probability	50.0%	50.0%
Term (years)	0.75	3.50
Remaining Term of the RSUs (years)	5.00	3.50
Dividend Yield	-%	-%
Risk-free rate	2.4%	2.4%
Volatility	35.0%	35.0%

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 14—Basic and diluted net loss per share

The computation of net loss per share and weighted average shares of the Company’s common stock outstanding for the periods presented are as follows (in thousands, except share and per share data):

	For the Three Months Ended March 31,
	2021	2020
Numerator:
Net loss	$(36,845)	$(733)
Net loss allocated to participating preferred shares	-	-

Net loss attributable to common stockholders—basic and diluted	$(36,845)	$(733)

Denominator:
Weighted average common shares outstanding—basic and diluted	29,281,514	58,000,000
Loss per share:
Basic and diluted	$(1.26)	$(0.01)
Anti-dilutive securities excluded from diluted loss per share:
Convertible preferred stock	9,854,432	11,000,000
Restricted stock units	2,738,648	2,738,648
Convertible notes	5,856,302	-

Total	18,449,382	13,738,648

Note 15—Segment and geographic area information

The Company’s operating segments align with how the Company manages its business interacts with its franchisees on a geographic basis. F45 is organized by geographic region based on the Company’s strategy to become a globally recognized brand. F45 has three reportable segments: United States, Australia and Rest of World. The Company refers to “Australia” as the operations in Australia, New Zealand and the immediately surrounding island nations. The Company refers to “Rest of World” as the operations in locations other than the United States and Australia. The Company’s Chief Operating Decision Maker (“CODM”) group is comprised of two executive officers, Messrs. Adam Gilchrist and Chris Payne. Segment information is presented in the same manner that the Company’s CODM reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment.

The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis.

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following is key financial information by reportable segment which is used by management in evaluating performance and allocating resources:

	For the Three Months Ended March 31, 2021			For the Three Months Ended March 31, 2020
	Revenue	Cost of revenue	Gross profit	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$7,015	$1,022	$5,993	$8,248	$2,931	$5,317
Equipment and merchandise	2,481	1,478	1,003	6,079	3,026	3,053

	$9,496	$2,500	$6,996	$14,327	$5,957	$8,370

Australia:
Franchise	$3,289	$178	$3,111	$2,751	$159	$2,592
Equipment and merchandise	839	807	32	1,518	1,282	236

	$4,128	$985	$3,143	$4,269	$1,441	$2,828

Rest of World:
Franchise	$2,852	$14	$2,838	$2,639	$94	$2,545
Equipment and merchandise	1,715	896	819	3,607	2,023	1,584

	$4,567	$910	$3,657	$6,246	$2,117	$4,129

Consolidated:
Franchise	$13,156	$1,214	$11,942	$13,638	$3,184	$10,454
Equipment and merchandise	5,035	3,181	1,854	11,204	6,331	4,873

	$18,191	$4,395	$13,796	$24,842	$9,515	$15,327

Selling, general and administrative expenses, other expenses, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to condensed consolidated net loss is as follows (in thousands):

	For the Three Months Ended March 31,
	2021	2020
Segment gross profit	$13,796	$15,327
Selling, general and administrative expenses	16,828	13,991
Loss on derivative liabilities, net	25,505	-
Interest expense, net	8,415	378
Other expense, net	291	1,681
(Benefit) provision for income taxes	(398)	10

Net loss	$(36,845)	$(733)

As of March 31, 2021 and December 31, 2020, the Company’s long-lived asset balances were not significant.

Note 16—Subsequent events

The Company has evaluated subsequent events from March 31, 2021 through June 18, 2021, the date on which the March 31, 2021 condensed consolidated financial statements were available for

F45 Training Holdings Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

issuance, and has determined that there are no subsequent events requiring adjustments to or disclosure in the condensed consolidated financial statements, other than as discussed below. The Company has also evaluated subsequent events through July 6, 2021 for the effects of the stock split described in Note 2.

In April 2021, the Company entered into an intellectual property license agreement with FW SPV II LLC (“FW SPV”), a Delaware limited liability company, regarding certain intellectual property previously owned by Flywheel Sports, Inc. (“Flywheel IP”). The license agreement is for a period of five years at a rate of $5 million per year. Also, on March 31, 2021, the Company entered into an asset purchase agreement with FW SPV, whereby the Company can acquire the rights to the Flywheel IP upon the occurrence of certain circumstances for $25.0 million.

On April 12, 2021, the Company entered into a promotional agreement with Magic Johnson Entertainment (“MJE”). Pursuant to this agreement, MJE will provide certain promotional services to the Company in exchange for compensation. In addition, should the Company become publicly traded, MJE would be entitled to receive performance-based equity compensation. The Company is still evaluating the accounting impact of this arrangement. The agreement between the Company and MJE terminates on January 23, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

F45 Training Holdings Inc.

Austin, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of F45 Training Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Costa Mesa, California

May 12, 2021 (July 6, 2021 as to the effect of the stock split described in Note 2)

We have served as the Company’s auditor since 2019.

F45 Training Holdings Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts and share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$28,967	$8,267
Accounts receivable, net	9,582	9,898
Due from related parties	2,406	830
Inventories	4,485	5,375
Deferred costs	1,616	1,179
Prepaid expenses	2,891	3,553
Other assets	2,452	5,514

Total current assets	52,399	34,616
Property and equipment, net	884	732
Deferred tax assets, net	7,096	4,231
Intangible assets, net	1,758	1,262
Deferred costs, net of current	11,215	8,774
Other long-term assets	5,165	345

Total assets	$78,517	$49,960

Liabilities, convertible preferred stock and stockholders’ deficit Current liabilities:
Accounts payable and accrued expenses	$18,657	$18,562
Deferred revenue	3,783	6,176
Interest payable	250	-
Current portion of long-term debt	5,847	2,927
Income taxes payable	3,499	5,986

Total current liabilities	32,036	33,651
Other long-term liabilities	4,890	1,662
Deferred revenue, net of current	10,312	17,765
Long-term derivative liability	36,640	-
Long-term debt, net of current	236,186	37,977

Total liabilities	320,064	91,055

Convertible preferred stock, USD $0.0001 par value; 9,854,432 and 11,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively (Note 12)	98,544	110,000

Stockholders’ deficit
Common stock, USD $0.00005 par value; 29,281,514 and 58,000,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	1	3
Additional paid-in capital	11,456	-
Accumulated other comprehensive loss	(982)	(541)
Accumulated deficit	(175,846)	(150,557)
Less: Treasury stock	(174,720)	-

Total stockholders’ deficit	(340,091)	(151,095)

Total liabilities, convertible preferred stock and stockholders’ deficit	$78,517	$49,960

The accompanying notes are an integral part of these consolidated financial statements.

F45 Training Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Revenues:
Franchise (Related party: $340 and $883 for 2020 and 2019, respectively)	$52,555	$42,897
Equipment and merchandise (Related party: $116 and $122 for 2020 and 2019, respectively)	29,758	49,793

Total revenues	82,313	92,690
Costs and operating expenses:
Cost of franchise revenue (Related party: $0 and $140 for 2020 and 2019, respectively)	7,937	11,310
Cost of equipment and merchandise (Related party: $4,067 and $2,702 for 2020 and 2019, respectively)	21,713	26,678
Selling, general and administrative expenses	57,827	41,126
Forgiveness of loans to directors	-	22,263

Total costs and operating expenses	87,477	101,377

Loss from operations	(5,164)	(8,687)
Loss on change in value of derivative liabilities	8,818	-
Interest expense, net	9,399	414
Other (income) expense, net	(1,154)	384

Loss before income taxes	(22,227)	(9,485)
Provision for income taxes	3,062	3,117

Net loss	$(25,289)	$(12,602)

Other comprehensive loss
Unrealized loss on interest rate swap, net of tax	(533)	(127)
Foreign currency translation adjustment, net of tax	92	(682)

Comprehensive loss	$(25,730)	$(13,411)

Net loss per share
Basic and diluted	$(0.50)	$(0.22)
Weighted average shares outstanding
Basic and diluted	50,434,598	58,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F45 Training Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Loans to directors	Retained earnings (accumulated deficit)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	-	$-	58,000,000	$3	$76	$-	$268	$(22,661)	$13,824	$(8,490)
Net loss	-	-	-	-	-	-	-	-	(12,602)	(12,602)
Issuance of convertible preferred shares	11,000,000	110,000	-	-	-	-	-	-	-	-
Dividends paid to existing stockholders	-	-	-	-	(76)	-	-	-	(151,779)	(151,855)
Issuance of loans to directors	-	-	-	-	-	-	-	(795)	-	(795)
Forgiveness of loans to directors	-	-	-	-	-	-	-	23,456	-	23,456
Unrealized loss on interest rate swap	-	-	-	-	-	-	(127)	-	-	(127)
Cumulative translation adjustment, net of tax	-	-	-	-	-	-	(682)	-	-	(682)

Balances at December 31, 2019	11,000,000	$110,000	58,000,000	$3	$-	$-	$(541)	$-	$(150,557)	$(151,095)
Net loss	-	-	-	-	-	-	-	-	(25,289)	(25,289)
Conversion of preferred shares	(1,145,568)	(11,456)	3,181,514	-	11,456	-	-	-	-	11,456
Repurchase of common stock	-	-	(31,900,000)	(2)	-	(174,720)	-	-	-	(174,722)
Unrealized loss on interest rate swap	-	-	-	-	-	-	(533)	-	-	(533)
Cumulative translation adjustment, net of tax	-	-	-	-	-	-	92	-	-	92

Balances at December 31, 2020	9,854,432	$98,544	29,281,514	$1	$11,456	$(174,720)	$(982)	$-	$(175,846)	$(340,091)

The accompanying notes are an integral part of these consolidated financial statements.

F45 Training Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(25,289)	$(12,602)
Net cash (used in) provided by operating activities
Depreciation	371	229
Amortization of intangible assets	719	394
Amortization of deferred costs	1,558	919
Provision for inventories	168	-
Accretion of debt discount	1,315	-
Loss on derivative liabilities	8,818	-
Write-off of deferred offering costs	6,671	-
Paid-in kind interest	5,868	-
Bad debt expense	6,709	33
Forgiveness of loans to directors	-	22,263
Deferred income taxes	(2,270)	(3,272)
Unrealized foreign currency transaction (gain) loss	(463)	264
Changes in operating assets and liabilities:
Due from related parties	(2,232)	(742)
Accounts receivable	(2,581)	(7,135)
Inventories	991	(3,040)
Prepaid expenses	691	(2,933)
Other assets, current	(1,809)	(385)
Deferred costs	(3,826)	(5,184)
Other long-term assets	(2,320)	(177)
Accounts payable	64	9,946
Deferred revenue	(13,033)	6,294
Interest payable	250	-
Income tax payable	(2,557)	1,928
Other long-term liabilities	2,365	1,528

Net cash (used in) provided by operating activities	$(19,822)	$8,328

Cash flows from investing activities
Purchases of property and equipment	(469)	(501)
Disposal of property and equipment	2	2
Purchases of intangible assets	(1,070)	(644)

Net cash used in investing activities	$(1,537)	$(1,143)

Cash flows from financing activities
Repurchase of common stock	(174,720)	-
Issuance of preferred stock	-	110,000
Issuance of loans to directors	-	(795)
Borrowings under 1st Lien Term Loan	-	30,000
Borrowings under Revolving facility	8,140	11,855
Borrowings under Subordinated Convertible Debt	100,000	-
Borrowings under Subordinated Second Lien Term Loan	125,000	-
Repayments under Revolving facility	(5,000)	-
Repayments under First Lien Term Loan	(3,562)	(750)
Dividends repayment of Sellers Notes (Note 12)	-	(50,000)
Dividends paid to existing stockholders	-	(101,855)
Deferred financing costs	(5,150)	(201)
Deferred offering costs	(4,219)	(2,452)
Proceeds from PPP loan	2,063	-

Net cash provided by (used in) financing activities	$42,552	$(4,198)

Effect of exchange rate changes on cash	(493)	315
Net increase in cash and cash equivalents	20,700	3,302
Cash and cash equivalents at beginning of period	8,267	4,965
Cash and cash equivalents at end of period	$28,967	$8,267

Supplemental disclosures of cash flow information
Income taxes paid	$5,812	$4,890
Interest paid	1,684	410

Supplemental disclosure of noncash financing and investing activities:
Property and equipment included in accounts payable and accrued expenses	$-	$7
Intangible assets included in accounts payable and accrued expenses	73	139
Issuance of Sellers Notes (Note 12)	-	50,000
Deferred offering costs included in accounts payable and accrued expenses		2,242
Embedded conversion and redemption features	27,822	-

The accompanying notes are an integral part of these consolidated financial statements.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of the business and basis of presentation

Organization

F45 Training Holdings Inc. (F45 Training Holdings, the “Company,” “F45,” “we,” “us” or “its”) was incorporated in the State of Delaware on March 12, 2019 as a C-Corp. The Company and its subsidiaries are engaged in franchising and licensing the F45 Training brand to fitness facilities in multiple countries across the globe.

2020 Stock Repurchase Agreements

On October 6, 2020, the Company entered stock repurchase agreements (“Repurchase Agreements”) with 2M Properties Pty Ltd and Robert Deutsch in which the Company purchased a total of 31,900,000 shares of common stock for $174.7 million. In addition, the Company paid a $2.5 million bonus to Mr. Deutsch. As a result of the Repurchase Agreements, these two parties no longer own any common stock in the Company.

Transaction with MWIG LLC (“MWIG”)

On March 15, 2019, MWIG, a special purpose private investment fund vehicle led by FOD Capital LLC, a family office investment fund, and Mark Wahlberg, made a minority preferred investment in the Company. On March 15, 2019, F45 Training Holdings, MWIG and Flyhalf Acquisition Company Pty Ltd, a newly incorporated wholly-owned, indirect subsidiary of F45 Training Holdings, entered into a Share Purchase Agreement with F45 Aus Hold Co Pty Ltd (“F45 AUS Hold Co”) and its existing stockholders pursuant to which F45 Training Holdings became the ultimate parent of F45 Aus Hold Co and its subsidiaries. Upon the consummation of the transaction with MWIG, the existing stockholders and MWIG held 72.5% and 27.5% ownership interests, respectively, in the Company and, its wholly-owned subsidiaries. This ownership percentage assumes the conversion of the MWIG preferred stock at its original issue conversion price and does not reflect the restricted stock units issued to Mark Wahlberg pursuant to the promotional agreement. See Note 12—Convertible Preferred Stock and Stockholders’ Deficit for further discussion.

Pursuant to the Share Purchase Agreement and in return for acquiring 100% of the shares in F45 Aus Hold Co, F45 Training Holdings issued 58,000,000 shares of common stock to the existing stockholders of F45 Aus Hold Co proportionate to their relative ownership of the common stock of F45 Aus Hold Co and its wholly-owned subsidiaries. As a result of this transaction there was no change in control. All references to shares in the financial statements and the notes to the financial statements presented herein, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the effects of the transaction retrospectively as of the earliest period presented in the consolidated financial statements.

Basis of presentation

The financial information presented herein, prior to the transaction with MWIG, includes activity of F45 Aus Hold Co and its wholly-owned subsidiaries. Subsequent to the transaction with MWIG, the financial information presented herein includes the activity of the Company and its wholly-owned subsidiaries including F45 Aus Hold Co. All intercompany balances and transactions have been eliminated in consolidation.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and related notes to the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

Note 2—Summary of significant accounting policies

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements.

Stock split

In July 2021, the Company effected a 2-for-1 forward stock split of its common stock. In connection with the forward stock split, each issued and outstanding share of common stock, automatically and without action on the part of the holders, became two shares of common stock. The par value per share of common stock was adjusted from $0.0001 to $0.00005. All share, per share and related information presented in the consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the stock split.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Key estimates and judgments relied upon in preparing these consolidated financial statements include revenue recognition, allowance for doubtful accounts, depreciation of long-lived assets, internally developed software, amortization of intangible assets, valuation of inventory, fair value of derivative instruments, fair value of stock-based awards, and accounting for income taxes. The Company bases its estimates on historical experience and various other assumptions that the Company believes to be reasonable. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of bank deposits. The Company holds cash and cash equivalents at major financial institutions, which often exceed insured limits. Historically, the Company has not experienced any losses due to such bank depository concentration.

Accounts receivable and allowance for doubtful accounts

Accounts receivable is primarily comprised of amounts owed to the Company resulting from fees due from franchisees. The Company evaluates its accounts receivable on an ongoing basis and establishes an allowance for doubtful accounts based on historical collections and specific review of outstanding accounts receivable. Accounts receivable are written off as uncollectible when it is determined that further collection efforts will be unsuccessful.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in allowance for doubtful accounts is as follows (in thousands):

	For the Year Ended December 31,
	2020	2019
Balance at beginning of period	$1,069	$1,552
Provisions for bad debts, included in selling, general and administrative	6,709	33
Uncollectible receivables written off	(2,032)	(516)

Balance at end of period	$5,746	$1,069

The Company increased its provision for bad debt reserve to reflect the performance of its studio portfolio related to the impact of COVID-19. None of the Company’s related parties accounted for more than 10% of accounts receivable as of December 31, 2020 and 2019. In addition, none of the Company’s customers accounted for more than 10% of the Company’s accounts receivable as of December 31, 2020 and 2019. None of the customers accounted for more than 10% of the Company’s revenue for the year ended December 31, 2020 and 2019.

Inventories

Inventory is carried at the lower of cost or net realizable value. Inventory primarily consists of finished goods such as merchandise and equipment. The first-in, first-out method is used to determine the cost of inventories held for sale to franchisees. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further charges may be required. The Company wrote off $0.2 million in inventories during the year ended December 31, 2020 related to obsolete inventory.

Property and equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over its related estimated useful life—refer to Note 3 for useful lives of property and equipment. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Maintenance and repair costs are expensed in the period incurred. Expenditures for purchases and improvements that extend the useful lives of property and equipment are capitalized and depreciated over the term of the lease or useful life of the equipment. Upon sale or retirement, the asset cost and related accumulated depreciation are removed from the respective accounts, and any related gain or loss is reflected in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Intangible assets

Intangible assets consist of internal-use software and trademarks.

The Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed. These capitalized costs are included in intangible assets and include third party cost of services procured in developing or obtaining internal-use software and personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

substantially complete and the software is ready for its intended purpose. Software development costs are amortized to selling, general and administrative expenses using the straight-line method over an estimated useful life of three years commencing when the software development project is ready for its intended use. Amounts related to software development that are not capitalized are charged immediately to selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The recoverability of software development costs capitalized under ASC 350-40 is evaluated in accordance with the methodology noted within the “Impairment of long-lived assets, including intangible assets” section below. When, in management’s estimate, future cash flows will not be sufficient to recover previously capitalized costs, the Company expenses these capitalized costs to selling, general and administrative expenses in the period such a determination is made.

Trademarks have an indefinite life and are not amortized, but are tested annually for impairment or more frequently if impairment indicators arise, as described below.

Impairment of long-lived assets, including intangible assets

The Company assesses potential impairment of its long-lived assets, which include property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded on long-lived assets during the years ended December 31, 2020 and 2019.

The Company evaluates its indefinite-lived intangible asset (trademark) to determine whether current events and circumstances continue to support an indefinite useful life. In addition, the Company’s indefinite-lived intangible asset is tested for impairment annually. The indefinite-lived intangible asset impairment test consists of a comparison of the fair value of each asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. The Company is also permitted to make a qualitative assessment of whether it is more likely than not an indefinite-lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on the Company’s qualitative assessment it is more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment may be required. The Company also tests for impairment whenever events or circumstances indicate that the fair value of such indefinite-lived intangible asset has been impaired. No impairment of our indefinite-lived intangible assets were recorded during the years ended December 31, 2020 and 2019.

Deferred initial public offering costs

Deferred initial public offering costs, which consist of direct incremental legal and accounting fees relating to the IPO, are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2019, $4.7 million of offering costs were deferred in other assets on the consolidated balance sheets. The capitalized deferred costs were expensed during 2020 as a prior transaction was terminated during the year. No deferred offering costs were capitalized as of December 31, 2020.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Debt issuance costs

Debt issuance costs of $5.2 million and $0.2 million were incurred in the year ended December 31, 2020 and 2019, respectively, for arranging the Company’s various debt instruments. These costs are recorded as an offset within debt on the consolidated balance sheet and accreted over the term of the related debt using the effective interest rate method.

Accounts payable and accrued expenses

As of December 31, 2020 one vendor accounted for 11.6% of total accounts payable and accrued expenses. No vendors exceeded 10% of total accounts payable and accrued expenses as of December 31, 2019.

Loans to directors

During the years ended December 31, 2019, F45 Aus Hold Co had an arrangement to extend loans to certain existing stockholders that are executive officers and directors of the Company for various purposes. In conjunction with the transaction with MWIG, the Board of Directors passed a resolution to forgive the outstanding related party loans in full on March 15, 2019. The forgiveness of such loans resulted in the outstanding balance being written off and recorded as forgiveness of loans to directors in the consolidated statements of operations and comprehensive loss.

Leases

The Company recognizes rent expense related to leased office and operating space on a straight-line basis over the term of the lease. During the years ended December 31, 2020 and 2019, the rent expense was $0.8 million and $0.5 million, respectively, and recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Revenue from contracts with customers

The Company’s contracts with customers are typically comprised of multiple performance obligations, including exclusive franchise rights to access our intellectual property to operate an F45 Training-branded fitness facility in a specific territory (franchise agreements), a material right related to discounted renewals of the franchise agreements (both reflected in franchise revenue in the consolidated statements of operations and comprehensive income, and equipment and merchandise. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

Franchise revenue

The Company’s primary performance obligation under the franchise agreement is granting certain exclusive rights to access the Company’s intellectual property to operate an F45 Training-branded fitness facility in a defined territory. This performance obligation is a right to access our intellectual property, which is satisfied ratably over the term of the franchise agreement. Renewal fees are generally recognized over the renewal term for the respective agreement from the start of the renewal period. Transfer fees are recognized over the remaining term of the franchise agreement beginning at the time of transfer.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Franchise agreements generally consist of an obligation to grant exclusive rights over a defined territory and may include options to renew the agreement. Earlier franchise agreements had an initial term of three years while more recent agreements have an initial term of five years. With the Company’s approval, a franchisee may transfer a franchise agreement to a new or existing franchisee, at which point a transfer fee is paid. The Company’s arrangements have no financing elements as there is no difference between the promised consideration and the cash selling price. Additionally, the Company has assessed that a significant amount of the costs incurred under the contract to perform are incurred up-front.

Franchise revenue consists primarily of upfront establishment fees, monthly franchise fees and other franchise-related fees. The upfront establishment fee is payable by the franchisee upon signing a new franchise agreement and monthly franchise and related fees are payable throughout the term of the franchise license.

Discounted franchise agreement renewal fees

The Company’s franchise agreements may include discounted renewal options allowing franchisees to renew at no cost or at a reduction of the initial upfront establishment fee. The resulting discount in fees at renewal provides a material right to franchisees. The Company’s obligation to provide future discounted renewals to franchisees are accounted for as separate performance obligations. The value of these material rights related to the future discount was determined by reference to the estimated franchise agreement term, which has been estimated to be 10 years, and related estimated transaction price. The estimated transaction price allocated to the franchise agreements, including the upfront establishment fee, is recognized as revenue over the estimated contract term of 10 years, which gives recognition to the renewal option containing a material right. At the end of the initial contract term, any unrecognized transaction price would be recognized during the renewal term, if exercised, or when renewal option expires, if unexercised.

Equipment and merchandise revenue

The Company requires its franchisees to purchase fitness and technology equipment directly from the Company and payment is required to be made prior to the placement of the franchisees’ orders. Revenue is recognized upon transfer of control of ordered items, generally upon delivery to the franchisee, which is when the franchisee obtains physical possession of the goods, legal title has transferred, and the franchisee has all risks and rewards of ownership. The franchisees are charged for all freight costs incurred for the delivery of equipment. Freight revenue is recorded within equipment and merchandise revenue and freight costs are recorded within cost of equipment and merchandise revenue.

The Company is the principal in a majority of its equipment revenue transactions as the Company controls its proprietary equipment prior to delivery to the franchisee, has pricing discretion over the goods, and has primary responsibility to fulfill the franchisee order through its direct third-party vendor.

The Company is the agent in a limited number of equipment and merchandise revenue transactions where the franchisee interacts directly with third-party vendors for which the Company receives a rebate on sales directly from the vendor.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Allocation of transaction price

The Company’s contracts include multiple performance obligations—typically the franchise license, equipment and material rights for discounted renewal fees. Judgment is required to determine the standalone selling price for these performance obligations. The Company does not sell the franchise license or World Pack equipment on a stand-alone basis (our contracts with customers almost always include both performance obligations), as such the standalone selling price of the performance obligations are not directly observable on a stand-alone basis. Accordingly, the Company estimates the standalone selling prices using available information including the prices charged for each performance obligation within its contracts with customers in the relevant geographies and market conditions. Individual standalone selling prices are estimated for each geographic location, primarily the United States and Australia, due to the unique market conditions of those performance obligations in each region.

Contract Assets

Contract assets primarily consist of unbilled revenue where we are utilizing our costs incurred as the measure of progress of satisfying our performance obligation. When the contract price is invoiced, the related unbilled receivable is reclassified to trade accounts receivable, where the balance will be settled upon the collection of the invoiced amount. The unbilled receivable represents the amount expected to be billed and collected for services performed through period-end in accordance with contract terms. As of December 31, 2020, the Company had contract assets of $1.2 million and $4.9 million in other current assets and other long-term assets, respectively. The were no contract assets recognized as of December 31, 2019. These contract assets are subject to impairment assessment, as of December 31, 2020 no impairment expense has been recognized with respect to these assets.

Deferred costs

Deferred costs consist of incremental costs to obtain (e.g., commissions) and fulfill (e.g., payroll costs) a contract with a franchisee. Both the incremental costs to obtain and fulfill a contract with a franchisee are capitalized and amortized on a straight-line basis over the expected period if the Company expects to recover those costs. As of December 31, 2020 and 2019, the Company had $12.8 million and $10.0 million of deferred costs to obtain and fulfill contracts with franchisees, respectively. During the years ended December 31, 2020 and 2019, the Company recognized $1.6 million and $0.9 million in amortization of these deferred costs, respectively. The amortization of these costs is included in selling, general and administrative expenses for costs to obtain a contract and cost of franchise revenue for costs to fulfill a contract in the consolidated statements of operations and comprehensive loss.

Advertising

Advertising and marketing costs are expensed as incurred. For the years ended December 31, 2020 and 2019, advertising expenses included in selling, general and administrative expenses totaled $4.0 million and $4.2 million, respectively.

Income taxes

The Company uses the liability method to account for income taxes as prescribed by Accounting Standards Codification (“ASC”) 740. Deferred tax assets and liabilities are determined

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. The factors used to assess the Company’s ability to realize its deferred tax assets are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented. Under ASC 740 a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized due to the inability to generate sufficient future taxable income of the correct character. Failure to achieve previous forecasted taxable income could affect the ultimate realization of deferred tax assets and could negatively impact the Company’s effective tax rate on future earnings.

Tax benefits from an uncertain tax position is recognized only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within provision for income taxes.

Foreign currency

The functional currency for the Company is the U.S. Dollar. The Company has determined all other international subsidiaries’ functional currencies is the local currency. The assets and liabilities of the international subsidiaries are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting foreign currency translation adjustments are disclosed as a separate component of other comprehensive loss. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other (income) expense, net in the consolidated statements of operations and comprehensive loss.

Stock-based compensation

Stock-based compensation cost is measured at the grant date, based on the fair value of the award. The Company estimates the fair value of stock-based payment awards subject to both performance and market conditions on the date of grant using a Monte Carlo simulation model. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation cost for awards whose vesting is subject to the occurrence of both a performance condition and market condition is recognized immediately at the time the performance condition is achieved, which is not expected to occur prior to the consummation of certain liquidity events described in Note 13.

Basic and diluted loss per share

The Company computes loss per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s convertible preferred stock are participating securities as preferred stock holders have rights to participate in dividends with the common stockholders on a pro-rata, as converted basis. These participating

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, the Company’s net loss during the years ended December 31, 2020 and 2019 was not allocated to the Company’s participating securities, but rather has been allocated in its entirety to the Company’s common stock.

Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss earnings per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed vesting of restricted stock units as well as the conversion of the Company’s convertible preferred stock and convertible notes.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses, as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. These estimated fair values may not be representative of actual values of the financial instruments that could have been realized or that will be realized in the future.

Derivative instruments

Interest rate swap

The Company is subject to interest rate volatility on its floating-rate debt. The Company has entered into interest rate swap agreements to manage its exposure to interest rate fluctuations. The principal objective of these agreements is to eliminate or reduce the variability of the cash flows in interest payments associated with the Company’s floating-rate debt, thus reducing the impact of interest rate changes on future interest payment cash flows. The Company has elected to apply the hedge accounting rules in accordance with authoritative guidance for these agreements. These

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

agreements are carried at fair value either as an asset or liability on the consolidated balance sheets. Changes in the fair value of these agreements designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity and are amortized to interest expense over the term of the related debt.

The fair value of the interest rate swap agreements as of December 31, 2020 and 2019 was $0.7 million and $0.1 million, respectively.

Embedded derivatives

When the Company enters into a financial instrument such as a debt or equity agreement (the “host contract”), the Company assesses whether the economic characteristics of any embedded features are clearly and closely related to the primary economic characteristics of the remainder of the host contract. When it is determined that (i) an embedded feature possesses economic characteristics that are not clearly and closely related to the primary economic characteristics of the host contract, and (ii) a separate, stand-alone instrument with the same terms would meet the definition of a financial derivative instrument, then the embedded feature is bifurcated from the host contract and accounted for as a derivative Liability. The estimated fair value of the derivative feature is recorded as a liability in the consolidated balance sheets separately from the carrying value of the host contract. Subsequent changes in the estimated fair value of the embedded derivatives are recorded as a gain or loss in within “Loss on change in value of derivative liabilities” in the Company’s consolidated statements of operations.

The Company fair values the embedded derivatives using the Bond plus Black-Scholes option pricing model. Valuations derived from this model are subject to ongoing internal and external verification review. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors.

The fair value of the embedded derivative on the debt agreement as of December 31, 2020 was $36.6 million.

Recent accounting pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company (“EGC”). The Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently adopted accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), that modifies fair value disclosure requirements. The new guidance streamlines disclosures of Level 3 fair value measurements. Most amendments should be applied retrospectively, but certain amendments will be applied prospectively. ASU 2018-13 is effective for the Company for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. The adoption made during the year 2020 of ASU 2018-13 changes disclosures only and does not impact the Company’s consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

In August 2020, the FASB” issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost. These changes will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was bifurcated according to previously existing rules. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Entities may adopt the guidance through either a modified retrospective method of transition or a fully retrospective method of transition. In applying the modified retrospective method, entities should apply the guidance to transactions outstanding as of the beginning of the fiscal year in which the amendments are adopted. The Company is currently evaluating the impact that the new guidance will have on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, which provides companies with optional guidance, including expedients and exceptions for applying generally accepted accounting principles to contracts and other transactions affected by reference rate reform, such as the London Interbank Offered Rate (LIBOR). ASU 2020-04 is effective for the Company upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. The Company is currently evaluating the impact of ASU 2020-04 on its consolidated financial statements, however, the Company does not believe that adoption of ASU 2020-04 will materially impact its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Simplifying the Accounting for Income Taxes, which amends ASC Topic 740, Income Taxes. This ASU simplifies the accounting for income taxes by modifying the treatment of intraperiod tax allocation in certain circumstances, eliminating an exception to recognizing deferred tax liabilities for outside basis differences for foreign equity method investments and foreign subsidiaries when ownership or control changes, and modifying interim period tax calculations when a loss is forecast. In addition, this ASU also requires that enacted changes in tax laws or rates be included in the annual effective rate determination in the period that includes the enactment date and clarifies the tax accounting of a step up in tax basis of goodwill. ASU 2019-12 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that the guidance will have on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). ASU No. 2018-17 amends the guidance for determining whether a decision-making fee is a variable interest and requires organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. ASU 2018-17 is effective for the Company for fiscal years beginning after December 15, 2020, and interim

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periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of the guidance; however, the Company does not believe that adoption of ASU 2018-17 will materially impact its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Topic 326 was subsequently amended by ASU No. 2018-19, Codification Improvements; ASU No. 2019-04, Codification Improvements; ASU No. 2019-11, Codification Improvements that clarify the scope of the standard in the amendments in ASU 2016-13; ASU No. 2019-05, Targeted Transition Relief; ASU No. 2019-10, Effective Dates; and ASU no. 2020-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC section on Effective Date Related to Accounting Standards Update No. 2016-02. The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. The guidance will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the guidance will have on its consolidated financial statements.

In February 2016, the FASB established Topic 842, Leases (“Topic 842”), by issuing ASU No. 2016-02, Leases (“ASU 2016-02”). Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; ASU No. 2018-11, Targeted Improvements; ASU No. 2018-20, Narrow-Scope Improvements for Lessors; ASU No. 2019-01, Codification Improvements; ASU No. 2019-10, Effective Dates, and ASU No. 2020-20, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02. This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance requires lessees to recognize the assets and liabilities on the balance sheet for the rights and obligations created by leases with lease terms of more than 12 months, amends various other aspects of accounting for leases by lessees and lessors, and requires enhanced disclosures. Leases will be classified as finance or operating, with the classification affecting the pattern and classification of expense recognition within the income statement. Topic 842 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. While the Company is currently evaluating the impact of adopting Topic 842, the Company expects to recognize right-of-use assets and lease liabilities on its consolidated balance sheets upon adoption. The standard is not expected to have a material impact to the consolidated statements of operations and comprehensive loss and statements of cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3—Property and equipment, net

Property and equipment, net, consists of the following as of December 31, 2020 and 2019 (in thousands):

		December 31,
	Estimated useful life	2020	2019
	(years)
Vehicles	5	$43	$43
Furniture and fixtures	7	179	128
Office and other equipment	5	720	547
Leasehold improvements	Lesser of lease term or useful life	675	376

		1,617	1,094
Less accumulated depreciation		(733)	(362)

Total property and equipment, net		$884	$732

Depreciation expense related to property and equipment was $0.4 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively, and was recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Note 4—Intangible assets

The following table summarizes the useful lives and carrying values of intangible assets, including internal-use software (in thousands):

		As of December 31, 2020			As of December 31, 2019
	Useful life	Grossvalue	Accumulated amortization	Net value	Grossvalue	Accumulated amortization	Net value
	(in years)
Internal-use software	3	$2,767	$1,352	$1,415	$1,552	$633	$919
Trademarks	n/a	343	-	343	343	-	343

Total intangible assets, net		$3,110	$1,352	$1,758	$1,895	$633	$1,262

The amortization expense of intangible assets was $ 0.7 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively, and was recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. The weighted average remaining life of internal-use software was 1.7 and 1.6 years as of December 31, 2020, and 2019, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, the expected amortization of intangible assets for future periods, excluding those assets not yet placed in service as of December 31, 2020, is as follows (in thousands):

Year Ended	Future amortization
2021	$688
2022	519
2023	208
Thereafter	-

Total	$1,415

Note 5—Deferred revenue

Deferred revenue results from establishment fees paid by franchisees at the outset of the contract term and the value of material rights related to discounted renewal options as well as equipment fees paid by franchisees prior to the transfer of the equipment. The following table reflects the change in deferred revenue from December 31, 2018 to December 31, 2020 (in thousands):

Deferred Revenue
Balance at December 31, 2018	$17,539
Revenue recognized	(20,034)
Increase	26,436

Balance at December 31, 2019	$23,941

Revenue recognized	(21,460)
Increase	11,614

Balance at December 31, 2020	$14,095

Deferred revenue expected to be recognized within one year from the balance sheet date is classified as current, and the remaining balance is classified as noncurrent. Transaction price allocated to remaining performance obligations represents contracted franchise and equipment revenue that has not yet been recognized, which includes deferred revenue recognized as revenue in future periods. Total contract revenues from franchisees yet to be recognized as revenue was $247 million as of December 31, 2020, of which we expect to recognize approximately 21% of the revenue over the next 12 months and the remainder thereafter.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6—Debt

The following table provides a summary of the Company’s outstanding long-term debt, as of December 31, 2020 and December 31, 2019 (in thousands):

	December 31,
	2020	2019
Revolving Facility	$7,000	$11,855
First Lien Loan	33,688	29,250
Second Lien Term Loan	128,882	-
Convertible Notes	101,985	-
PPP Loan	2,063	-

Total debt, excluding deferred financing costs and discounts	$273,618	$41,105
Deferred financing costs, net of accumulated amortization	(5,078)	(201)
Discount on debt	(26,507)	-

Total debt	$242,033	$40,904

Subordinated Convertible Debt Agreement

On October 6, 2020, the Company entered into a subordinated convertible debt agreement (the “Convertible Notes”), whereby the Company issued $100 million of Convertible Notes to certain holders maturing on September 30, 2025. The Convertible Notes have an annual interest rate of 8.28%, which accrues as paid-in-kind through the duration of the contract. Repayment of principal and accrued interest may be made in cash or shares of the Company upon the occurrence of certain qualifying events or at the end of the contract term (“PIK Interest”). Interest is accrued over the term of the debt and is payable upon repayment at maturity or earlier upon the occurrence of certain events. The outstanding balance of the Convertible Notes, including PIK Interest, as of December 31, 2020 was $102.0 million.

Voluntary Conversion—At their option, for each $100 in original issue price, the holders may elect to convert all or any portion of their outstanding Convertible Notes to common stock at $100/$100,000,000 times the number of shares of common stock equal to 20% of the equity value of the Company, provided that the aggregate number of shares of common stock into which all outstanding notes are converted do not exceed 20% of the shares of common stock of the Company.

Mandatory Conversion Offering Proceeds—Upon a public offering resulting in $150 million gross proceeds to the Company, outstanding Convertible Notes shall automatically convert into common stock equal to (a) the greater of (1) 20% of the equity value of the Issuer (on a fully diluted basis) and (2) 1.5 multiplied by the aggregate original Issue price, divided by (b) the initial offering price to the public; provided that such number of shares shall not be less than 20% of the fully diluted shares of common stock prior to the issuance of any primary shares in the public offering.

Mandatory Conversion Public Float—Outstanding Convertible Notes automatically convert upon a public float of $150 million measured during the first 30 days of trading equal to (a) the greater of (1) 20% of the equity value of the Company (on a fully diluted basis) based on the average sale price over the previous 30 consecutive days of trading and (2) 1.5 multiplied by the aggregate original issue price, divided by (b) the average sale price over the previous 30 consecutive days of trading; provided that such number of shares of common stock shall not be less than 20% of the fully diluted shares of common stock.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Payment due on Liquidation—The terms of the Convertible Notes state that in a liquidation event, the Convertible Notes are immediately due and payable in cash equal to the greater of (a) 20% of the equity value of the Company and (b) 1.5 multiplied by the original issue price of the notes.

Payment due default—The terms of the Convertible Notes state that upon an event of default, the Convertible Notes Principal and unpaid accrued interest becomes immediately due and payable at 1.5x the original issue price.

Prepayment Option—The Company has the option to prepay the Convertible Notes after the fourth anniversary of the effective date in whole, subject to prior notice and a prepayment premium equal to 50% of the original issue price.

As a part of the subordinated convertible debt agreement the Company identified embedded derivatives that require bifurcation under ASC 815 Derivatives and Hedging relating to the contingent conversion option, payment of liquidation, default payment and prepayment options. See Note 7—Derivative Instruments for further discussion on the Company’s accounting for these embedded derivatives.

Subordinated Second Lien Term Loan

On October 6, 2020, the Company entered into a Subordinated Credit Agreement with certain lenders which committed the lenders to provide $125,000,000 of financing to the Company in exchange for a note payable. This agreement matures over a five-year period that carries a PIK Interest rate of 13.00%. PIK Interest is accrued over the term of the Subordinated Credit Agreement. The outstanding balance of the note, including PIK Interest, payable as of December 31, 2020 was $124.2 million, net of unamortized debt issuance costs of $4.7 million. The Subordinated Credit Agreement has a maturity date of October 5, 2025.

The Company is required to make prepayments in circumstances where it has (i) excess cash flow; (ii) certain prepayment events occur; or (ii) if an event of default were to occur as further described below.

Commencing with the fiscal year ending December 31, 2021, the Company shall prepay, or cause to be prepaid, an aggregate principal amount of the obligations equal to 50% of Excess Cash Flow (the “ECF Percentage”), if any, for the fiscal year covered by such financial statements; provided, that the ECF Percentage shall be reduced to 25% when the Secured Leverage Ratio as of the last date of the applicable fiscal year is less than or equal to 3.08 to 1.00 and shall be reduced to 0% when the Secured Leverage Ratio as of the last date of the applicable fiscal year is less than or equal to 2.08 to 1.00; provided, that no payments shall be required prior to payment in full of the First Lien Term Loan obligations.

In the event and on each occasion that any net proceeds are received by the Company in respect of any prepayment event (any disposition (including pursuant to a sale and leaseback Transaction) of any property or asset of, other than dispositions described in the Subordinated Credit Agreement; or (b) any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Company resulting in aggregate net proceeds greater than $500,000; or (c) the incurrence by the Company of any indebtedness, other than indebtedness permitted under the Subordinated Credit Agreement, the Company must within three business days after such net proceeds are received, prepay the obligations under the Subordinated Credit Agreement in an aggregate amount equal to 100% of such net proceeds.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

If an event of default were to occur, in addition to the obligations becoming due, the Company is responsible for paying a make-whole premium defined as the amount equal to the discounted value of the remaining scheduled payments with respect the outstanding obligations under the Subordinated Credit Agreement. The Subordinated Credit Agreement contains cross-default provisions; whereby; if an event of default were to occur under the Subordinated Credit Agreement that were not cured within the applicable grace period; it would trigger an event of default under the First Lien Credit Agreement.

The Agreement contains the following put and call options:

1.	Prepayment at the option of the Company.

2.	Prepayment at the option of the Company following a Qualified Public Offering.

3.	Prepayment required by Excess Cash Flow.

4.	Prepayment required by a Prepayment Event.

5.	Prepayment required by an Event of Default.

In accordance with ASC 815, Derivatives and Hedging, the Company assessed the prepayment event and the event of default as embedded derivatives requiring bifurcation, however, as the fair value of these features was not material upon issuance, the Company has not allocated any of the proceeds of the debt to the embedded derivatives. As of December 31, 2020 the fair value of the embedded derivatives was not material to the consolidated financial statements.

In connection with issuing the note the Company paid the lenders approximately $3.8 million in fees. Similarly, the Company paid third parties fees of approximately $1.0 million associated with issuing the note. The Company determined that all fees paid to the lenders and third parties would result in a reduction of the initial carrying amount of the note. The Company is amortizing the debt discount and debt issuance costs into interest expense utilizing the effective interest method.

Beginning with the first fiscal quarter ending after the first anniversary of the agreement effective date and as of the last day of each fiscal quarter thereafter, the Company must not permit the Total Leverage Ratio, for any period of four consecutive fiscal quarters ending on the last day of such fiscal quarter, to exceed 8.00 to 1.00; provided, that for purposes of determining the Total Leverage Ratio with respect to any fiscal quarter in which studios that have been closed by government mandate due to COVID-19, EBITDA shall be adjusted by a percentage equal to (1) the excess (if any) of (x) the number of studios that were closed by government mandate due to COVID-19 during such fiscal quarter over (y) the number of studios that were closed by government mandate due to COVID-19 as of the Effective Date, divided by (2) the total number of studios during such fiscal quarter.

First Lien Loan

The Company entered into a senior Secured Credit Agreement, dated as of September 18, 2019 (the “Secured Credit Agreement”), with JPMorgan Chase Bank, N.A., as Administrative Agent, Australian Security Trustee, Lender, Swingline Lender and Issuing Bank, consisting of a $20.0 million revolving credit facility (the “Revolving Facility”) and a $30.0 million term loan facility (the “Term Facility”). Initial borrowings of $30.0 million from the Term Facility and $11.9 million of the availability under the Revolving Facility were used to repay, in full, amounts due to common stockholders as a result of the MWIG transaction. See Note 12—Convertible Preferred Stock and Stockholders’ Deficit for further discussion. The remaining availability under the Revolving Facility may be drawn and used

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for general corporate purposes. The obligations under the Secured Credit Agreement are guaranteed by certain operating subsidiaries of the Company and secured by a majority of the Company’s assets. The maturity date of the credit facility is September 18, 2022. The Revolving Facility may be prepaid and terminated by the Company at any time without premium or penalty (subject to customary LIBOR breakage fees).

The Term Facility bears interest at floating rate of LIBOR plus 1.5 percent. The outstanding balance of the Revolving Facility as of December 31, 2020 was $7.0 million, there was no undrawn remaining availability. The Term Facility principal and interest payments are due quarterly in accordance with an amortization schedule with a maturity date of September 18, 2022.

The weighted-average interest rate on the Company’s outstanding debt during the year ended December 31, 2020 was 5.15%.

The terms of the Secured Credit Agreement require that the Company not permit the fixed charge coverage ratio, as defined within the Secured Credit Agreement, for any period of four consecutive fiscal quarters to be less than 1.25 to 1.00. The Company is also required to maintain a total leverage ratio, as defined within the second amendment to the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 7.00 to 1.00. The Company is also required to maintain a Senior Secured Leverage Ratio, as defined within the second amendment to the Secured Credit Agreement, for any period of four consecutive fiscal quarters of less than 2.00 to 1.00. The Secured Credit Agreement also contains other customary non-financial covenants. As of December 31, 2020, the Company was in compliance with its covenants.

On October 25, 2019, the Company entered into an interest rate swap contract (the “Swap Agreement”) with JP Morgan Chase Bank N.A. to fix the interest rate on the Term Facility over the life of the loan. The notional amount of the swap covers the entire $30.0 million borrowings outstanding under the Term Facility. Under the terms of the Swap Agreement, the Term Facility, which formerly accrued interest at a rate of LIBOR plus 1.50%, started effectively accruing interest on the effective date (October 30, 2019) at a fixed rate of 1.74% on an annualized basis.

On June 23, 2020, the Company amended the Secured Credit Agreement to allow it to enter into a definitive agreement with a special purpose acquisition corporation. On October 6, 2020, the Company amended the agreement a second time. Through the second amendment, the Company agreed to convert $8,000,000 of the amount outstanding on the Revolving Facility to be part of the Term Facility. In addition to converting a portion of the Revolving Facility to the Term Facility, the Company agreed to repay $5,000,000 of the principal amount of the Revolving Facility outstanding.

In connection with the second amendment to the Secured Credit Agreement, the Company modified the existing covenants under the Secured Credit Agreement. The total leverage ratio was modified such that the Company is required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 7.00 to 1.00. Prior to the second amendment to the Secured Credit Agreement, the Company was required to maintain a total leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00. Additionally, the second amendment to the Secured Credit Agreement introduced a new covenant, a senior secured leverage ratio, which requires the Company to maintain a senior secured leverage ratio, for any period of four consecutive fiscal quarters, of less than 2.00 to 1.00.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The interest rate of both Term Facility and the Revolving facility were amended to 4.00% and 3.00% for Eurodollar loans and letters of credit, and ABR Loans, respectively. The outstanding balance of the Term Facility as of December 31, 2020 and December 31, 2019 was $33.3 million and $29.0 million, respectively, net of unamortized debt issuance costs of $0.4 million and $0.2 million, respectively.

The Company considered if this amendment resulted in the terms of the amended debt being substantially different than those of the original Term Facility and Revolving Facility. As the change in cashflows between the amended and original agreement were less than 10%, the Company determined that there was not a substantial difference between the amended and original agreement. As such, the Company concluded that the amendments resulted in a modification of the debt rather than a debt extinguishment. As the amendments resulted in a modification of the Debt, the Company has capitalized all new lender fees paid and recognizes these fees as part of interest expense over the life of the modified debt in accordance with the interest method. Similarly, all unamortized debt issuance costs from the original agreement will continue to be deferred. Conversely, new fees paid to third parties as a result of the modification have been expensed as incurred.

Interest expense recorded on the debt facilities was $8.1 million and $0.4 million for the years ended December 31, 2020 and 2019, respectively.

The Company entered into limited consent agreements with their lenders with respect to the First Lien, Second Lien, and Convertible Note agreements, whereby the Company requested and received an extension to provide audited annual financial statements on or before May 14, 2021. Under the original terms of each agreement, the Company was required to provide audited annual financial statements on or before April 30, 2021.

On April 10, 2020, the Company received loan proceeds of approximately $2.1 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses to help sustain its employee payroll costs, rent, and utilities due to the impact of the recent COVID-19 pandemic. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes, which include the payment of payroll costs, interest on covered mortgage obligations, rent obligations and utility payments. The receipt of these funds, and the forgiveness of the loan is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria. In June 2020, Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP loan provisions, including providing greater flexibility for loan forgiveness. While the Company believes that it qualifies for full forgiveness of the loan, the Company will withdraw its forgiveness application and repay the loan in full in the event the Company consummates the offering.

The Company is using the proceeds from the PPP loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. The Company is following the government guidelines and tracking costs to ensure full forgiveness of the loan. To the extent it is not forgiven, the Company would be required to repay that portion at an interest rate of 1% over a period of 1.5 years, beginning November 2020 with a final installment in April 2025. Any amounts forgiven when the Company is legally released as the primary obligor under the loan will be recognized as a gain from the extinguishment of the loan in the consolidated statements of operations and comprehensive loss. As of December 31, 2020, the long-term portion of the loan is $1.9 million.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents contractually scheduled maturities of our consolidated debt obligations outstanding at December 31, 2020 for the next five years (in thousands).

Year Ending December 31,
2021	$5,847
2022	35,560
2023	571
2024	576
2025	231,064

Total principal payments	273,618
Deferred financing costs, net of accumulated amortization	(5,078)
Discount on debt	(26,507)

Net carrying value	$242,033

Note 7—Derivative Instruments

Interest Rate Swap

The Company is subject to interest rate volatility with regard to existing debt. From time to time, the Company enters into swap agreements to manage exposure to interest rate fluctuations.

To hedge the variability in cash flows due to changes in benchmark interest rates, the Company entered into an interest rate swap agreement related to debt issuances. The swap agreement is designated as a cash flow hedge. The derivative’s gain or loss is recorded in OCI and is subsequently reclassified to interest expense over the life of the related debt.

During 2019, the Company entered into an interest rate swap agreement with an aggregate notional amount of $30.0 million related to the $30.0 million 3-year variable-rate term loan due September 18, 2022. Refer to Note 6—Debt, for details of the components of our long-term debt. As of December 31, 2020 and 2019, the interest rate swap liability was $0.7 million and $0.1 million, respectively.

The following table presents the categories of the Company’s derivative instruments on a gross basis, as reflected in the Company’s consolidated balance sheets. Balances presented below have been classified and presented within the caption other long-term liabilities (in thousands):

	As of December 31, 2020
	Derivative Liabilities
	Current	Long-Term
Fair Value of Designated Derivatives:
Interest rate swap	$-	$(660)

Total Fair Value	$-	$(660)

The Company recognized an unrealized loss of $0.5 million and $0.1 million, respectively on this instrument in the years ended December 31, 2020 and 2019. The unrealized loss has been presented within interest expense, net and OCI, respectively, in the consolidated statements of operations and comprehensive loss.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Embedded Derivatives

As discussed in Note 6—Debt, in October 2020 the Company entered into a subordinated convertible debt agreement (the “Convertible Notes”) whereby the Company issued $100 million of Convertible Notes to certain holders maturing on September 30, 2025. These notes can be converted into common shares of the Company at the holders’ option. The Company has analyzed the conversion and redemption features of the agreement and determined that certain of the embedded features should be bifurcated and classified as derivatives. The Company has bifurcated the following embedded derivatives: (i) Liquidity Event Conversion Option; (ii) Liquidity Event Redemption Option; and (iii) QPO Redemption Option.

The $27.8 million initial fair value of the embedded derivatives for the Convertible Notes has been recorded as a debt discount along with a corresponding liability on the Company’s consolidated balance sheets. The initial debt discount is not subsequently re-valued and is being amortized using the effective interest method over the life of the Convertible Notes. The derivative liabilities are classified in the consolidated balance sheets as non-current as the Company is not required to net cash settle within 12 months of the balance sheet date and are marked-to-market at each reporting period with changes in fair value recorded within “Change in value of derivative liabilities” in the consolidated statements of operations and comprehensive loss.

The Company fair values the embedded derivatives using the Bond plus Black-Scholes option pricing model because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving compound embedded derivatives.

The following table sets forth the inputs to the Bond plus Black-Scholes option pricing model that were used to value the embedded conversion and redemption features derivatives:

	As of December 31, 2020
	Risk-free rate	Volatility	Term (years)	Dividend yield
Liquidity event	0.10%-0.34%	37.4%	3.00	-
QPO event	0.10%-0.34%	34.8%	0.75	-

	As of October 6, 2020 (Inception)
	Risk-free rate	Volatility	Term (years)	Dividend yield
Liquidity event	0.12%-0.32%	38.6%	3.24	-
QPO event	0.12%-0.32%	59.7%	0.73	-

The following table summarizes the derivative liabilities included in the consolidated balance sheets at December 31, 2020 (in thousands):

Fair Value of Embedded Derivative Liabilities (Level 3 inputs):
Balance at beginning of year	$-
Initial measurement on October 6, 2020	(27,822)
Change in fair market value	(8,818)

Balance at end of year	$(36,640)

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8—Fair Value

The following table presents the Company’s liabilities accounted for at fair value on a recurring basis as of December 31, 2020 and 2019 (in thousands). None of the Company’s assets are currently accounted for at fair value on a recurring basis.

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities
Interest rate swap	-	(660)	-	(660)
Derivative liability	-	-	(36,640)	(36,640)

Total liabilities	$-	$(660)	$(36,640)	$(37,300)

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities
Interest rate swap	-	(127)	-	(127)

Total liabilities	$-	$(127)	$-	$(127)

The inputs for determining fair value of the interest rate swap are classified as Level 2 inputs. Level 2 fair value is based on estimates using standard pricing models. These standard pricing models use inputs which are derived from or corroborated by observable market data such as interest rate yield curves, index forward curves, discount curves, and volatility surfaces.

Credit risk relates to the risk of loss resulting from the non-performance or non-payment by the Company’s counterparties in connection with contractual obligation. Risk around counterparty performance and credit could ultimately impact the amount and timing of cash flows. The Company believes it has appropriately addressed any credit risk due to the financial standing of the counterparties with which it trades. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

The inputs for determining fair value of the embedded conversion and redemption features of the Company’s convertible notes are classified as Level 3 inputs, refer to Note 7—Derivatives Instruments for further discussion related to the accounting for these instruments.

Note 9—Income Tax

The Company uses the liability method to account for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For financial reporting purposes, income/ (loss) before income taxes includes the following components (in thousands):

	Year Ended December 31,
	2020	2019
United States	$(25,527)	$4,621
Foreign	3,300	(14,106)

Total	$(22,227)	$(9,485)

The following table summarizes the components of the provision for income taxes (in thousands):

	Year Ended December 31,
	2020	2019
Current
Federal	$241	$2,613
State	(152)	465
Foreign	5,746	3,330

Total Current	5,835	6,408

Deferred
Federal	745	(772)
State	217	(167)
Foreign	(3,735)	(2,352)

Total Deferred	(2,773)	(3,291)

Total	$3,062	$3,117

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,
	2020	2019
Federal income tax expense	21.0%	21.0%
State income tax expense, net of federal tax effect	2.2%	(3.0)%
Permanent differences	(0.6)%	(1.2)%
Foreign rate differential	3.0%	7.1%
Other adjustments	(7.9)%	(3.2)%
Withholding tax	(0.9)%	(2.3)%
Forgiveness of loans to directors	-	(49.3)%
Unrecognized tax benefits	(0.8)%	(1.9)%
Valuation allowance	(29.9)%	(0.1)%

	(13.9)%	(32.9)%

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following (in thousands):

	Year Ended December 31,
	2020	2019
Accrued Expenses	$1,812	$972
Deferred Revenue	1,665	1,253
Net operating loss & other carryforward	7,951	1,104
Property and Equipment	(116)	(106)
Transaction costs	2,509	925
Deferred costs	(1,802)	-
Change in value of derivative liabilities	2,095	-
Other	-	281
Less: Valuation allowance	(7,018)	(198)

Total net deferred tax assets	$7,096	$4,231

The Company had gross deferred tax assets of $16.0 million and $4.5 million and gross deferred tax liabilities of $1.9 million and $0.1 million at December 31, 2020 and 2019, respectively.

Gross deferred tax assets are reduced by valuation allowances to the extent the Company determines it is not more-likely-than-not the deferred tax assets are expected to be realized.

The Company evaluates its valuation allowance on an annual basis based on all the available positive and negative evidence. When circumstances change and this causes a change in management’s judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current operations.

Based on the Company’s policy on deferred tax valuation allowances and its analysis of positive and negative evidence with a few exceptions, management believed that there was sufficient evidence, including, but not limed to, projection of future taxable income, for the Company to conclude that it was more likely than not that it would realize its deferred tax assets as of December 31, 2019 and December 31, 2020, excluding the deferred tax assets of the parent F45 Training Holdings. A valuation allowance was recorded against all of the deferred tax assets of F45 Training Holdings since the entity has not recognized any revenue and only expects to incur costs.

At December 31, 2020, the Company recorded $7.0 million of valuation allowances against gross deferred tax assets related to net operating losses and other deferred tax assets of F45 Training Holdings. The net increase/(decrease) in the valuation allowance for deferred tax assets was $6.8 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively.

The Company files income tax returns in the U.S., Australia and several other foreign jurisdictions. The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. All of the Company’s tax years remain open for audit.

Included in deferred tax assets are federal and state net operating loss carryforwards due to expire beginning in 2027 through various dates. The Company’s federal net operating loss

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

carryforwards do not expire. As of December 31, 2020, the Company had federal, state, and foreign income tax net operating loss (NOL) carryforwards of $7.3 million, $7.2 million, and $13.1 million respectively.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (exclusive of interest and penalties) was as follows (in thousands):

	Year Ended December 31,
	2020	2019
Beginning balance	$1,353	$1,353
Gross increase - Tax positions in prior periods	2,346	-
Gross increase - Tax position in current period	-	-

Ending balance	$3,699	$1,353

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, we do not anticipated any significant changes to unrecognized tax benefits over the next 12 months.

The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest and penalties has recorded $0.4 million of interest and penalties for the year ended December 31, 2020.

As of December 31, 2020, the Company maintained an indefinite reinvestment assertion on undistributed earnings related to our foreign subsidiaries outside of the United States. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of approximately $34.7 million of undistributed earnings from these foreign subsidiaries as those earnings continue to be permanently reinvested. It is not practicable to estimate income tax liabilities that might be incurred if such earnings were remitted to the United States due to the complexity of the underlying calculation.

Note 10—Related party transactions

As discussed in Note 1—Description of the business and basis of presentation, due to the repurchase of the Company’s shares from two primary directors that occurred in October 6, 2020, the Company no longer considers these two directors as related parties from October 6, 2020 onward.

The Company has a management service agreement with Group Training, LLC and its subsidiaries (collectively “Group Training”) under which the Company provides operational and administrative support services to Group Training. Group Training is owned by certain existing

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stockholders that are executive officers and directors of the Company, through which, they operate three F45 studios in the United States as of December 31, 2020. As of December 31, 2020 and 2019, the Company had receivables related to fees under this management service agreement of $0.4 million and $0.4 million, respectively. These amounts are included in due from related parties on the consolidated balance sheets. For the years ended December 31, 2020 and 2019, the Company recognized no franchise revenue and $0.5 million franchise revenue, respectively, in the consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2020 and 2019, the Company also recognized $0.2 million and $0.2 million, respectively, in franchise revenue from studios owned by Group Training. As of December 31, 2020 and 2019, the Company had outstanding receivables from these studios of $0.4 million and $0.3 million, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company purchased apparel and merchandise from a third-party vendor that was owned by immediate family members of an existing stockholder, executive officer and director of the Company prior to the repurchase of stocks in October 2020. During the years ended December 31, 2019, the Company incurred expenses totaling $0.1 million in connection with purchases of apparel and merchandise from a third-party vendor that was owned by immediate family members of an Existing Stockholder, executive officer and director of the Company. As of December 31, 2020 and 2019, the Company had no outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in related party expenses and accounts payable, related parties in the consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2020 and 2019, the Company recognized franchise revenue of less than $0.2 million and less than $0.1 million, respectively, from studios owned by Messrs. Wahlberg and Raymond. As of December 31, 2020 and 2019, the Company had no outstanding receivables and less than $0.1 million, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2020 and 2019, the Company recognized franchise revenue of less than $0.1 million and less than $0.1 million, respectively, from studios owned by an entity in which an existing stockholder that is an executive officer and director of the Company holds a 10% ownership interest. As of December 31, 2020 and 2019, the Company had no outstanding receivables from these studios and $0.1 million, respectively. With respect to these transactions, the Company has presented the revenue recognized during these periods in franchise revenue and equipment and merchandise revenue and the related expenses in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

During the years ended December 31, 2020 and 2019, the Company incurred expenses totaling $4.1 million and $2.6 million, respectively, in connection with certain shipping and logistic services from a third-party vendor that is owned by an immediate family member of an executive officer of the Company. As of December 31, 2020 and 2019, the Company had $0.3 million and $0.3 million of outstanding payables to the third-party vendor. The Company has presented the expenses incurred during these periods in cost of equipment and merchandise revenue in the consolidated statements of operations and comprehensive loss.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019 a member of the Board of Directors signed agreements to acquire three F45 studios in the United States. For the year ended December 31, 2020 and 2019, the studio recognized franchise revenue and equipment and merchandise revenue of $0.2 million and $0.2 million, respectively. As of December 31, 2020 and 2019, the Company had outstanding receivables from these studios of $0.1 million and less than $0.1 million. These franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

During the years ended December 31, 2020 and 2019, the Company recognized franchise revenue and equipment and merchandise revenue totaling $ 0.1 million and $0.1 million, respectively, from two and five studios owned by employees as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company had no receivables and less than $0.1 million of receivables related to this revenue.

Certain existing stockholders that are executive officers and directors of the Company personally $0.1 million guaranteed lease payments for the use of certain property in Paddington, Australia for the Company’s Australian franchise operations as of December 31, 2019. No future lease payments are guaranteed as of December 31, 2020.

In conjunction with the transaction with MWIG, the Company’s Board of Directors passed a resolution to forgive the $22.3 million in outstanding related party loans to certain existing stockholders that are executive officers and directors of the Company. The forgiveness of the loans to directors resulted in the outstanding balance being written off and recognized as compensation expense during the three months ended March 31, 2019.

Transaction with LIIT LLC

On June 23, 2020, the Company entered into an Asset Transfer and Licensing Agreement with LIIT LLC (“LIIT”) an entity wholly-owned by Adam Gilchrist (F45’s Co-Founder and Chief Executive Officer). Pursuant to this agreement, F45 will sell to LIIT certain at-home exercise equipment packages (including the intellectual property rights thereto) for $1.0 million payable on or before December 31, 2020. LIIT assumes all outstanding rights and obligations related to these exercise equipment packages from F45. In addition, pursuant to this agreement, LIIT will receive access to F45’s library of programming related to existing and future fitness content for the duration of the license period of 10 years. In exchange for this license, LIIT will pay F45 an annual license fee equal to the greater of (a) $1.0 million and (b) 6% of the annual gross revenue of LIIT, less any payments made by LIIT to third parties in connection with the sale of such exercise equipment packages. This agreement will expire on July 1, 2030, unless otherwise terminated upon mutual agreement of F45 and LIIT. Upon termination or expiration of this agreement, LIIT must: (i) immediately cease all use and application of the licensed intellectual property; (ii) promptly return to F45, or otherwise dispose of as F45 may instruct, all documents, databases, lists and materials (whether hard copy or electronic form) including any advertising and promotion material, labels, tags, packaging material, advertising and promotional matter and all other material relating to the licensed intellectual property in the possession or control of LIIT; and (iii) immediately cease to hold itself out as having any rights in relation to the licensed intellectual property from the date of termination.

In conjunction with the transaction with LIIT LLC, the Company recognized revenue and cost of sales of $1.5 million and $1.2 million, respectively, during the year ended December 31, 2020. The outstanding receivable balance as of the year ended December 31, 2020 was $1.5 million. The Company received payment of $1.0 million relating to the outstanding receivable in March 2021.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related party franchise arrangements were transacted at arm’s length pricing with standard contractual terms.

Note 11—Commitments and contingencies

Litigation

Where appropriate, we establish accruals in accordance with FASB guidance over loss contingencies. As of December 31, 2020, the Company had established a litigation accrual of $3.2 million in Accounts payable and accrued expenses for claims brought against the Company in the ordinary course of business. Our accruals for loss contingencies are reviewed quarterly and adjusted as additional information becomes available. We disclose the amount accrued if we believe it is material or if we believe such disclosure is necessary for our financial statements to not be misleading. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount previously accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred, and we adjust our accruals and disclosures accordingly. We do not presently believe that the ultimate resolution of the foregoing matters will have a material adverse effect on the Company’s results of operations, financial condition, or cash flows. The outcome of litigation and other legal and regulatory matters is inherently uncertain, however, and it is possible that one or more of the legal matters currently pending or threatened could have a material adverse effect on our liquidity, consolidated financial position, and/or results of operations.

On December 17, 2015, the Company entered into a marketing agreement (the “IMG Agreement”) with IMG College, LLC (“IMG”). During the year ended December 31, 2016, the F45 Predecessor Entities terminated the IMG Agreement and alleged that IMG had breached the IMG Agreement or procured it by fraud. On February 14, 2017, IMG filed a complaint for payment against the F45 Predecessor Entities in the state court in New Castle County. This matter was settled during the year ended December 31, 2019 for $1.3 million and reflected in Selling, general and administrative expenses.

Lease commitments

The Company leases two office buildings in the United States and other international locations. Future minimum lease payments, which include non-cancelable operating leases at December 31, 2020, are as follows (in thousands):

Year ending December 31,	Operating Leases
2021	$1,770
2022	1,792
2023	1,832
2024	1,788
2025	1,745
Thereafter	5,972

Total minimum lease payments	$14,899

Rent expense for all operating leases was $0.8 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, the Company had an outstanding guarantee of $3.1 million for a franchisee’s studio lease in the state of California.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2020 Promotional Agreements

On October 15, 2020, the Company entered into promotional agreement with ABG-Shark, LLC. Pursuant to this agreement, Greg Norman will provide certain promotional services to the Company in exchange for annual compensation. In addition, should the Company become publicly traded, ABC-Shark would be entitled to receive additional performance-based cash compensation based on the Company’s enterprise value. On the same date, Malibu Crew, Inc., a subsidiary of the Company, also entered into a promotional agreement with Greg Norman, whereby, he will provide certain promotional services to the Company in exchange for equity compensation equal to 15% of the fair market value of Malibu Crew. As of December 31, 2020, Malibu Crew had no operating activity. Both of these promotional agreements expire on October 14, 2025. It is not currently possible to determine the amounts of additional performance-based cash compensation and equity compensation that the Company will ultimately be required to pay under these two agreements as they are subject to many variables.

On November 24, 2020, the Company entered into a promotional agreement with DB Ventures Limited (“DB Ventures”). Pursuant to this agreement, DB Ventures will provide certain promotional services to the Company in exchange for annual compensation. In addition, for the use of certain image rights over the contractual term, DB Ventures is entitled to a $10 million cash payment if the Company is not publicly traded within 12 months from the execution of this agreement. If the Company were to become publicly traded within 12 months from the execution of this agreement, DB Ventures is entitled to receive the greater of 1% of the Company’s issued and outstanding common stock or $5 million on the six- and 12-month anniversaries of the Company becoming publicly traded. This agreement will expire on December 5, 2025. The Company will recognize expenses related to promotional activities and image rights under this agreement ratably over the five-year contractual term. As part of the agreement, the Company is obligated to create two F45 studios for DB Ventures who will then have the option to take ownership of the studios upon termination of the agreement for no additional service or consideration. As of December 31, 2020, these studio and related lease agreements had yet to commence. For the year ended December 31, 2020, the Company recorded $0.2 million in expense related to this agreement.

Note 12—Convertible Preferred Stock and Stockholders’ Deficit

Issuance of convertible preferred stock and common stock

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, the Company amended its articles of incorporation and authorized 108,000,000 shares of common stock with a par value of $0.00005, and 11,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2020, and December 31, 2019, the Company had 29,281,514 shares of common stock and 9,854,432 shares of convertible preferred stock issued and 58,000,000 shares of common stock and 11,000,000 of convertible preferred stock outstanding, respectively.

As part of the transaction with MWIG and in return for Flyhalf Acquisition Company Pty Ltd acquiring 100% of the shares in F45 Aus Hold Co, the Company issued 58,000,000 shares of its common stock to F45 Aus Hold Co’s existing stockholders. In addition, Flyhalf Acquisition Company Pty Ltd made a payment to F45 Aus Hold Co’s existing stockholders of $100.0 million.

The payment of $100.0 million was funded by MWIG, subscribing for 10,000,000 shares of preferred stock at $10 per share in the Company. This amount was ultimately paid to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co. Further, Flyhalf Acquisition Company Pty Ltd issued $50.0 million secured promissory notes to F45 Aus Hold Co’s existing stockholders pro rata in proportion to their interests in F45 Aus Hold Co (the “Sellers Notes”).

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The $100.0 million payment, $50.0 million Sellers Notes and related interest thereon have been recorded as a dividend in the consolidated statements of changes in convertible preferred stock and stockholders’ deficit during the year ended December 31, 2019. In addition to the initial issue of 10,000,000 shares of Preferred Stock, MWIG was granted an option to acquire an additional 1,000,000 shares of Preferred Stock for $10 per share under the Share Purchase Agreement. The $10.0 million in funds raised by the issue of the additional Preferred Stock were used in full to partially settle the outstanding Sellers Notes.

On December 30, 2020, MWIG converted 1,145,568 shares of preferred stock of the Company into 3,181,514 shares of common stock of the Company and sold those shares of common stock to affiliates of L1 Capital Fund, an Australian based global fund manager.

The rights and features of the Company’s preferred stock are as follows:

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than stock dividends) unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (2) the number of shares of common stock issuable upon conversion of a share of preferred stock.

Liquidation

Upon the occurrence of a deemed liquidation event, as defined in the Company’s Amended and Restated Certificate of Incorporation, the holders of preferred stock shall be entitled to receive, before any distribution or payment to the holders of common stock, an amount equal to the greater of (1) preferred stock issue price per share for such preferred stock, as adjusted to reflect any combination or subdivision, stock dividend or other similar recapitalization, plus declared but unpaid dividends, if any, on such shares, and (2) the amount per share of common stock to which the holder would be entitled had all outstanding Preferred Stock shares been converted to common stock immediately before the distribution. After the distributions or payments to the holders of preferred stock have been paid in full, the entire remaining assets and funds, if any, will be distributed ratably among the holders of common stock in proportion to the number of shares of common stock held by them.

Conversion

The holder of each share of preferred stock has the option to convert the share at any time, into the number of fully paid and non-assessable shares of common stock that results from dividing the preferred stock issue price for the preferred stock share by the preferred stock conversion price that is in effect at the time of conversion. In addition, on (i) the consummation of Qualified Public Offering (as defined in the Company’s Amended and Restated Certificate of Incorporation) or (ii) with the consent of the holders of a majority of the outstanding shares of preferred stock, each share of preferred stock will be automatically converted. The preferred stock conversion price should initially be equal to the preferred stock issue price but subject to special adjustment upon either a Qualified Public Offering, a deemed liquidation event or a fair market value determination (each a “Conversion Price Adjustment Event”). Upon the occurrence of a Conversion Price Adjustment Event, the conversion price will be

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

adjusted based on a formula, as defined in the Company’s Amended and Restated Certificate of Incorporation, which results in reductions to the preferred stock conversion price and additional value to the holder based on higher enterprise value; provided that in no event shall the preferred stock conversion price exceed $10.00 or be less than $7.2014 (subject to appropriate adjustment in the event of any combination or subdivision, stock dividend or other similar recapitalization).

Voting rights

The holders of preferred, on an as-converted basis, and common stock vote together as a single class, except with respect to certain matters specified in the Company’s Amended and Restated Certificate of Incorporation that require the separate approval of the holders of preferred stock.

The Company classifies the preferred stock in temporary equity in accordance with ASC 480-10-S99 because the preferred stock is redeemable for cash or other assets of the Company upon a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation) that are not solely within the control of the Company. The net carrying amount of the preferred stock is not currently accreted to a redemption value because the preferred stock is not currently redeemable or probable of becoming redeemable in the future.

Note 13—Stock-based compensation

Issuance of restricted stock units

In connection with the transaction with MWIG described in Note 1—Nature of the business and basis of presentation, on March 15, 2019, the Company entered into a promotional agreement with Mark Wahlberg (“Mr. Wahlberg”), a member of the Company’s Board of Directors and an investor in MWIG, pursuant to which Mr. Wahlberg agreed to provide promotional services to the Company. In exchange for the agreed upon services provided in the promotional agreement, the Company issued 2,738,648 restricted stock units to Mr. Wahlberg.

The restricted stock units vest based on the Company attaining certain valuation thresholds upon a vesting event, defined as: (i) a deemed liquidation event or change in control; (ii) the closing of a financing transaction including the sale, issuance or redemption of the Company’s (or one of its subsidiaries) equity securities, and any initial public offering; or (iii) at any time that the Company’s common stock is publicly traded, with the Company’s equity value exceeding the following thresholds:

Company equity value threshold	Restricted stock units vested
$1.0 billion	912,882
$1.5 billion	912,882
$2.0 billion	912,884

The Company determined that the restricted stock units are equity classified awards within the scope of ASC 718, Compensation—Stock Compensation that contain both performance (deemed liquidation event, closing of a financing transaction or the public trading of the Company’s common stock) and market conditions (achievement of prescribed Company equity values) in order for the units to vest. As the achievement of the performance condition is not probable until one of the vesting events has occurred, no stock-based compensation expense was recognized during the year ended December 31, 2020 and 2019 related to these awards.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Upon achievement of a performance condition and the Company reaching a prescribed company equity value threshold, the Company will recognize the grant date fair value of all vested restricted stock units immediately as stock-based compensation cost. In the event that a performance condition were achieved and the Company did not reach a prescribed company equity value threshold, none of these restricted stock units will have vested, however, the grant date fair value of these units will be recognized as compensation expense as of the date of the achievement of the performance condition as long as Mr. Wahlberg renders the requisite service under the terms of the promotional agreement.

The weighted-average grant date fair value of the restricted stock units was $0.38 as of the grant date. There were no restricted stock units that vested or were cancelled or forfeited during the years ended December 31, 2019 and December 31, 2020. In addition, there were no restricted stock units granted during the year ended December 31, 2020. For the year ended December 31, 2020, there was $1.0 million of unrecognized stock-based compensation expense related to the unvested restricted stock units. There was no stock compensation expense recorded for the year ended December 31, 2020. The Company determined the fair value of the restricted stock units using a Monte-Carlo simulation in a risk-neutral framework considering both an initial public offering and a Company sales scenario with an implied equity value based upon the $10 preferred stock price. The other significant assumptions used in the analysis were as follows:

Scenario:	IPO	Sale
Probability	50.00%	50.00%
Term (years)	0.75	3.50
Remaining Term of the RSUs (years)	5.00	3.50
Dividend yield	0.00	0.00
Risk-free rate	2.40	2.40
Volatility	35.00%	35.00%

New equity-based compensation plan

Effective September 20, 2019, the Company adopted an equity-based compensation plan, the 2019 Equity Incentive Plan (the “2019 Plan”), authorizing the grant of equity-based awards including incentive stock options, non-statutory stock options, stock appreciation rights restricted stock awards and restricted stock unit awards to non-employee directors and to employees, including officers, and consultants engaged by the Company or one of its subsidiaries.

Only the Company’s employees and those of its affiliates are eligible to receive incentive stock options. Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be subject to stock awards under the 2019 Plan is 10,143,140 shares. No awards have been issued under the 2019 Plan.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14—Basic and diluted loss per share

The computation of (loss) earnings per share and weighted average shares of the Company’s common stock outstanding for the periods presented are as follows (in thousands, except share and per share data (in thousands)):

	For the Year Ended December 31,
	2020	2019
Numerator:
Loss	$(25,289)	$(12,602)
Loss allocated to participating preferred shares	-	-

Net loss attributable to common stockholders—basic and diluted	$(25,289)	$(12,602)

Denominator:
Weighted average common shares outstanding—basic and diluted	50,434,598	58,000,000
Loss per share:
Basic and diluted	$(0.50)	$(0.22)
Anti-dilutive securities excluded from diluted loss per share:
Convertible preferred stock	9,854,432	11,000,000
Restricted stock units	2,738,648	2,738,648
Convertible notes	5,856,302	-

Total	18,449,382	13,738,648

Note 15—Segment and geographic area information

The Company’s operating segments align with how the Company manages its business and interacts with its franchisees on a geographic basis. F45 is organized by geographic region based on the Company’s strategy to become a globally recognized brand. F45 has three reportable segments: United States, Australia, and Rest of World. The Company refers to “Australia” as the operations in Australia, New Zealand and the immediately surrounding island nations. The Company refers to “Rest of World” as the operations in locations other than the United States and Australia. The Company’s Chief Operating Decision Maker (“CODM”) group is comprised of two executive officers, Messrs. Adam Gilchrist and Chris Payne. Segment information is presented in the same manner that the Company’s CODM reviews the operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of revenue incurred by the segment.

The Company does not allocate assets at the reportable segment level as these are managed on an entity wide group basis.

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is key financial information by reportable segment which is used by management in evaluating performance and allocating resources (in thousands):

	For the Year Ended December 31, 2020
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$30,962	$6,996	$23,966
Equipment and merchandise	14,086	10,053	4,033

	$45,048	$17,049	$27,999

Australia:
Franchise	$10,577	$760	$9,817
Equipment and merchandise	6,307	6,158	149

	$16,884	$6,918	$9,966

Rest of World:
Franchise	$11,016	$181	$10,835
Equipment and merchandise	9,365	5,502	3,863

	$20,381	$5,683	$14,698

Consolidated
Franchise	$52,555	$7,937	$44,618
Equipment and merchandise	29,758	21,713	8,045

	$82,313	$29,650	$52,663

	For the Year Ended December 31, 2019
	Revenue	Cost of revenue	Gross profit
United States:
Franchise	$24,783	$9,971	$14,812
Equipment and merchandise	28,081	14,273	13,808

	$52,864	$24,244	$28,620

Australia:
Franchise	$10,763	$534	$10,229
Equipment and merchandise	9,591	7,465	2,126

	$20,354	$7,999	$12,355

Rest of World:
Franchise	$7,351	$805	$6,546
Equipment and merchandise	12,121	4,940	7,181

	$19,472	$5,745	$13,727

Consolidated
Franchise	$42,897	$11,310	$31,587
Equipment and merchandise	49,793	26,678	23,115

	$92,690	$37,988	$54,702

F45 Training Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Selling, general and administrative expenses, other expenses, and taxes are not allocated to individual segments as these are managed on an entity wide group basis. The reconciliation between reportable segment gross profit to consolidated net loss is as follows (in thousands):

	For the Year Ended December 31,
	2020	2019
Segment gross profit	$52,663	$54,702
Selling, general and administrative expense	57,827	41,126
Forgiveness of loans to directors	-	22,263
Change in value of derivative liability	8,818	-
Interest expense, net	9,399	414
Other (income) expense, net	(1,154)	384
Provision for income taxes	3,062	3,117

Net loss	$(25,289)	$(12,602)

As of December 31, 2020 and 2019, the Company’s long-lived asset balances were not significant.

Note 16—Subsequent events

The Company has evaluated subsequent events from December 31, 2020 through May 2021 the date on which the December 31, 2020 consolidated financial statements were available for issuance and has determined that there are no subsequent events requiring adjustments to or disclosure in the consolidated financial statements, other than as discussed below. The Company has also evaluated subsequent events through July 6, 2021 for the effects of the stock split described in Note 2.

On March 31, 2021, the Company entered into an intellectual property license agreement with FW SPV II LLC (“FW SPV”), a Delaware limited liability company, regarding certain intellectual property previously owned by Flywheel Sports, Inc. (“Flywheel IP”). The license agreement is for a period of five years at a rate of $5 million per year. Also, on March 31, 2021, the Company entered into an asset purchase agreement with FW SPV, whereby the Company can acquire the rights to the Flywheel IP upon the occurrence of certain circumstances for $25 million.

On April 12, 2021, the Company entered into a promotional agreement with Magic Johnson Entertainment. Pursuant to this agreement, Earvin “Magic” Johnson, Jr. will provide certain promotional services to the Company in exchange for compensation. In addition, should the Company become publicly traded, Magic Johnson Entertainment would be entitled to receive performance-based equity compensation. The Company is still evaluating the accounting impact of this arrangement. The agreement between the Company and Magic Johnson Entertainment terminates on January 23, 2026.

20,312,500 Shares

F45 Training Holdings Inc.

Common Stock

Goldman Sachs & Co. LLC

J.P. Morgan

Baird

Cowen

Guggenheim Securities

Macquarie Capital

MUFG

Roth Capital Partners

Through and including August 8, 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.